                                                   FILED PURSUANT TO RULE 424B2
                                                         FILE NUMBER: 333-28149

[LOGO OF ASHLAND COAL, INC.]                                       May 30, 1997

            ASHLAND COAL, INC.
                                   P.O. Box 6300 Huntington, WV 25771-6300
                                   (304) 526-3333

Dear Ashland Coal Stockholder:

  You are cordially invited to attend a Special Meeting of Stockholders of Ashland Coal, Inc. to be held on Monday, June 30, 1997, at Ashland Coal's principal executive offices, 2205 Fifth Street Road, Huntington, West Virginia, commencing at 9:00 a.m., local time.

  At the Special Meeting, you will be asked to approve and adopt an Agreement and Plan of Merger and the transactions contemplated thereby providing for the business combination of Ashland Coal, Inc. and Arch Mineral Corporation. Pursuant to the Agreement and Plan of Merger, Ashland Coal will become a wholly-owned subsidiary of Arch Mineral Corporation (which will change its name to "Arch Coal, Inc." at the effective time of the transaction), each outstanding share of Ashland Coal Common Stock will be converted into the right to receive one share of Arch Coal, Inc. Common Stock and each outstanding share of Ashland Coal Class B Preferred Stock and Class C Preferred Stock will be converted into the right to receive 20,500 shares of Arch Coal, Inc. Common Stock.

  As of May 28, 1997, Ashland Inc. was the beneficial owner of 7,529,686 shares of Ashland Coal Common Stock and all outstanding shares of Ashland Coal Class B Preferred Stock, representing in the aggregate approximately 57% of the voting power of Ashland Coal capital stock, and 51.25% of outstanding Arch Mineral Common Stock. Because of the equity interest of Ashland Inc. in each of Ashland Coal and Arch Mineral, Special Committees of the Boards of Directors of Ashland Coal and Arch Mineral, consisting of members of the Boards not affiliated with Ashland Inc., were established to consider the business combination of Ashland Coal and Arch Mineral and to negotiate the financial terms on which such a transaction might be effected.

  The Special Committee of the Board of Directors of Ashland Coal unanimously recommended to the Ashland Coal Board of Directors that it approve the Agreement and Plan of Merger, and the full Board considered and unanimously accepted that recommendation. Both the Special Committee and the full Board of Directors of Ashland Coal have unanimously determined that the transaction is in the best interests of Ashland Coal and its stockholders and recommends that you vote FOR the proposal to approve and adopt the Agreement and Plan of Merger and the transactions contemplated thereby. Salomon Brothers Inc, Ashland Coal's financial advisor, has delivered its opinion, dated April 4, 1997, to the Board of Directors to the effect that, based upon and subject to various considerations set forth in such opinion, as of the date of such opinion, (i) the consideration to be received by holders of Ashland Coal Common Stock in the transaction and (ii) the consideration to be received by holders of Ashland Coal Preferred Stock in the transaction is fair, from a financial point of view, to the holders of Ashland Coal Common Stock other than Ashland Inc. The accompanying Proxy Statement/Prospectus more fully describes the proposal to be considered at the Special Meeting. You are urged to give it your careful attention.

  APPROVAL OF THE PROPOSAL TO APPROVE AND ADOPT THE AGREEMENT AND PLAN OF MERGER BY ASHLAND COAL STOCKHOLDERS WILL REQUIRE THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST 85% OF OUTSTANDING SHARES OF ASHLAND COAL COMMON STOCK AND PREFERRED STOCK VOTING THEREON, VOTING TOGETHER AS A SINGLE CLASS. IT IS VERY IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING WHETHER OR NOT YOU ARE PERSONALLY ABLE TO ATTEND. IN ORDER TO INSURE THAT YOU WILL BE REPRESENTED, WE ASK YOU TO COMPLETE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY. A POSTAGE-PAID RETURN ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE.

  You should not send in certificates representing Ashland Coal Common Stock or Preferred Stock at this time. Following consummation of the transaction, information will be sent to you regarding the procedure for surrendering your stock certificates and receiving certificates for the shares of Arch Coal, Inc. Common Stock issued in exchange for your Ashland Coal shares.

                                          Sincerely,

                                          /s/  William C. Payne

                                          William C. Payne
                                          Chairman of the Board,
                                          President and
                                          Chief Executive Officer

                              ASHLAND COAL, INC.
                                 P.O. BOX 6300
                     HUNTINGTON, WEST VIRGINIA 25771-6300

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 30, 1997

  NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders ("Special Meeting") of Ashland Coal, Inc., a Delaware corporation ("Ashland Coal"), will be held on June 30, 1997, at the principal executive offices of Ashland Coal, 2205 Fifth Street Road, Huntington, West Virginia, commencing at 9:00 a.m., local time, to consider and vote upon the following matters described in the accompanying Proxy Statement/Prospectus:

    1. Approval and adoption of the Agreement and Plan of Merger, dated as of April 4, 1997 (the "Merger Agreement"), among Arch Mineral Corporation, a Delaware corporation (the "Company"), AMC Merger Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), and Ashland Coal, and the transactions contemplated thereby, including the merger of Merger Sub with and into Ashland Coal, pursuant to which, among other things, Ashland Coal will become a wholly- owned subsidiary of the Company and each outstanding share of Ashland Coal Common Stock (other than shares owned by the Company or any subsidiary of the Company, or shares held in Ashland Coal's treasury immediately prior to the effective time of the Merger as defined in the Merger Agreement) will be converted into the right to receive one share of Company Common Stock and each outstanding share of Ashland Coal Class B Preferred Stock and Class C Preferred Stock (other than shares owned by the Company or any subsidiary of the Company, shares held in Ashland Coal's treasury immediately prior to the Effective Time of the Merger as defined in the Merger Agreement or shares as to which dissenters' rights of appraisal have been exercised and perfected under the Delaware General Corporation Law) will be converted into the right to receive 20,500 shares of Company Common Stock. A copy of the Merger Agreement is attached as Appendix A to the accompanying Proxy Statement/Prospectus.

    2. The transaction of such other business as may properly come before the Special Meeting or any adjournment or postponement thereof.

  Only holders of record of Ashland Coal Common Stock, holders of record of Ashland Coal Class B Preferred Stock and holders of record of Ashland Coal Class C Preferred Stock at the close of business on June 5, 1997 will be entitled to notice of, and to vote at, the Special Meeting and any adjournment or postponement thereof. A list of such stockholders will be open to examination by any stockholder at the Special Meeting and for a period of ten days prior to the date of the Special Meeting during ordinary business hours at the principal executive offices of Ashland Coal, 2205 Fifth Street Road, Huntington, West Virginia.

  Whether or not you plan to attend the Special Meeting, please complete, date, sign and return the enclosed proxy card promptly. A return envelope is enclosed for your convenience and requires no postage for mailing in the United States.

                                          By Order of the Board of Directors,

                                          /s/ Roy F. Layman

                                          Roy F. Layman
                                          Administrative Vice President and
                                          Secretary
Huntington, West Virginia
May 30, 1997

                          YOUR VOTE IS VERY IMPORTANT

       TO VOTE YOUR SHARES, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

                                PROXY STATEMENT
                                      OF
                              ASHLAND COAL, INC.

                                  PROSPECTUS
                                      OF
                           ARCH MINERAL CORPORATION

  This Proxy Statement/Prospectus is being furnished to holders of Common Stock, par value $.01 per share ("Ashland Coal Common Stock"), holders of Class B Preferred Stock, par value $100 per share ("Ashland Coal Class B Preferred Stock"), and holders of Class C Preferred Stock, par value $100 per share ("Ashland Coal Class C Preferred Stock" and, together with Ashland Coal Class B Preferred Stock, "Ashland Coal Preferred Stock"), of Ashland Coal, Inc., a Delaware corporation ("Ashland Coal"), in connection with the solicitation of proxies by the Board of Directors of Ashland Coal for use at the Special Meeting of Ashland Coal stockholders (the "Ashland Coal Meeting") to be held on June 30, 1997, at Ashland Coal's principal executive offices, 2205 Fifth Street Road, Huntington, West Virginia, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof.

  This Proxy Statement/Prospectus also constitutes the prospectus of Arch Mineral Corporation, a Delaware corporation (the "Company"), with respect to up to 19,337,043 shares of Common Stock, par value $.01 per share ("Company Common Stock"), to be issued in the Merger (as defined herein) in exchange for outstanding shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock. Upon consummation of the Merger, the Company will change its name to "Arch Coal, Inc." Based on the number of outstanding shares of Company Common Stock, Ashland Coal Common Stock and Ashland Coal Preferred Stock as of May 28, 1997, the number of shares of Ashland Coal Common Stock issuable upon exercise of outstanding options as of such date and the respective ratios at which shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock will be converted into shares of Company Common Stock in the Merger, the stockholders of the Company and the stockholders of Ashland Coal immediately prior to the consummation of the Merger will own approximately 52% and 48%, respectively, and Ashland Inc., the Hunt Entities (as defined herein) and Carboex International, Ltd., a Bahamian corporation ("Carboex"), will own beneficially approximately 53%, an aggregate of 25%, and 5%, respectively, of the outstanding shares of Company Common Stock immediately following consummation of the Merger.

  All information contained in this Proxy Statement/Prospectus relating to the Company has been supplied by the Company, and all information contained in this Proxy Statement/Prospectus relating to Ashland Coal has been supplied by Ashland Coal.

  SEE "RISK FACTORS" BEGINNING ON PAGE 21 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY ASHLAND COAL STOCKHOLDERS.

THE SECURITIES TO BE ISSUED PURSUANT TO THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

  This Proxy Statement/Prospectus and accompanying proxy card are first being mailed to stockholders of Ashland Coal on or about June 2, 1997.

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS MAY 30, 1997.

THE ASHLAND COAL MEETING

  At the Ashland Coal Meeting, holders of record of Ashland Coal Common Stock and holders of record of Ashland Coal Preferred Stock as of the close of business on June 5, 1997 will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of April 4, 1997 (the "Merger Agreement"), among the Company, AMC Merger Corporation, a Delaware corporation and wholly-owned subsidiary of the Company ("Merger Sub"), and Ashland Coal, and the transactions contemplated thereby, pursuant to which, among other things, Merger Sub will be merged with and into Ashland Coal (the "Merger") and Ashland Coal will become a wholly-owned subsidiary of the Company.

CONSUMMATION OF THE MERGER

  Upon consummation of the Merger, each issued and outstanding share of Ashland Coal Common Stock (other than shares owned by the Company or any subsidiary of the Company, or shares held in Ashland Coal's treasury immediately prior to the effective time of the Merger as defined in the Merger Agreement (the "Effective Time")) will be converted into the right to receive one share of Company Common Stock, and each issued and outstanding share of Ashland Coal Preferred Stock (other than any shares owned by the Company or any subsidiary of the Company, shares held in Ashland Coal's treasury immediately prior to the Effective Time, and those shares of Ashland Coal Preferred Stock ("Dissenting Shares") the holder of which (a "Dissenting Stockholder") has properly exercised and perfected appraisal rights under the Delaware General Corporation Law (the "DGCL")), will be converted into the right to receive 20,500 shares of Company Common Stock.

  At the Effective Time, all shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock will cease to be outstanding and will be canceled and retired and cease to exist (except as set forth above), and each holder of a certificate formerly representing shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock will thereafter cease to have any rights with respect thereto, except the right to receive shares of Company Common Stock to be issued in consideration therefor upon the surrender of such certificate, without interest.

  Ashland Coal Common Stock is listed on the New York Stock Exchange (the "NYSE"), and application has been made to list Company Common Stock on the NYSE. There is no current trading market for Company Common Stock and no trading market for Ashland Coal Preferred Stock. The closing price of Ashland Coal Common Stock (NYSE Symbol: "ACI") as reported on the NYSE Composite Transactions Tape on May 29, 1997 was $26 3/4 per share. There can be no assurance as to the market price of Ashland Coal Common Stock at any time prior to the Merger or as to the market price of Company Common Stock at any time thereafter. Stockholders are urged to obtain current market quotations.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ASHLAND COAL OR ANY OTHER PERSON. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR ASHLAND COAL SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES," "CONTEMPLATES," "EXPECTS," "MAY," "WILL," "SHOULD," "WOULD" OR "ANTICIPATES" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, OR BY DISCUSSIONS OF STRATEGY. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS ENCOMPASSED WITHIN THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED. IMPORTANT FACTORS WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND

UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FUTURE RESULTS ENCOMPASSED WITHIN SUCH FORWARD-LOOKING STATEMENTS ARE DISCUSSED HEREIN UNDER THE CAPTION "RISK FACTORS" AND IN OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE HEREIN. OTHER FACTORS COULD ALSO CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM THE FUTURE RESULTS COVERED IN SUCH FORWARD-LOOKING STATEMENTS.

                             AVAILABLE INFORMATION

  Ashland Coal is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by Ashland Coal with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's Web site address, http://www.sec.gov. The periodic reports, proxy statements and other information filed by Ashland Coal with the Commission may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  This Proxy Statement/Prospectus is part of a Registration Statement on Form S-4 (together with all amendments and exhibits thereto, the "Registration Statement") that has been filed by the Company under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be issued pursuant to the Merger Agreement. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. Statements contained in this Proxy Statement/Prospectus or in any document incorporated by reference in this Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein or therein are, where the context indicates, intended to include descriptions of the material terms thereof, but are not necessarily complete. In each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document and each such statement is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Annual Report on Form 10-K of Ashland Coal for the fiscal year ended December 31, 1996, the Quarterly Report on Form 10-Q of Ashland Coal for the fiscal quarter ended March 31, 1997 (as amended by Form 10-Q/A-1 dated May 29,
1997) and the Current Report on Form 8-K of Ashland Coal dated April 4, 1997 filed with the Commission pursuant to the Exchange Act (File No. 1-9993) are incorporated by reference in this Proxy Statement/Prospectus.

  All documents and reports subsequently filed by Ashland Coal pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the date of the Ashland Coal Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be part hereof from the dates of filing of such documents and reports. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE FILED BY ASHLAND COAL WITH THE COMMISSION WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS

TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, DIRECTED TO DAVID G. TODD, VICE PRESIDENT, EXTERNAL AFFAIRS, ASHLAND COAL, INC., P.O. BOX 6300, HUNTINGTON, WEST VIRGINIA 25771-6300 (TELEPHONE (304) 526-3755). IN ORDER TO ENSURE TIMELY DELIVERY OF ANY DOCUMENTS, ANY REQUEST SHOULD BE MADE NO LATER THAN JUNE 23, 1997.

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   3
Summary....................................................................   6
Risk Factors...............................................................  21
Market Price and Dividend Data.............................................  27
The Ashland Coal Meeting...................................................  28
  General..................................................................  28
  Matters to be Considered at the
   Meeting.................................................................  28
  Voting at the Meeting; Record Date.......................................  28
  Proxies..................................................................  29
The Merger.................................................................  30
  Background of the Merger.................................................  30
  Company Reasons for the Merger...........................................  37
  Ashland Coal Reasons for the Merger; Recommendation of the Board of
   Directors...............................................................  38
  Opinion of Financial Advisor to the Ashland Coal Board of Directors......  39
  Interests of Certain Persons in the
   Merger..................................................................  44
  Directors and Executive Officers of the Company After the Merger.........  46
  Security Ownership of the Company
   After the Merger........................................................  48
  Ashland Coal Stock Option Plans..........................................  50
  Ashland Coal Dividend Reinvestment Plan..................................  50
  Accounting Treatment.....................................................  50
  Federal Income Tax Consequences..........................................  51
  Regulatory Approvals.....................................................  52
  Resale Restrictions......................................................  52
  Appraisal Rights.........................................................  53
The Merger Agreement.......................................................  56
  The Merger...............................................................  56
  Conversion of Securities.................................................  56
  Representations and Warranties...........................................  57
  Certain Covenants........................................................  57
  Indemnification and Insurance............................................  58
  Ashland Coal Stock Plans.................................................  58
  Conditions...............................................................  58

                                                                           PAGE
                                                                           ----
  Termination; Expenses...................................................  59
  Amendment and Waiver....................................................  59
Other Agreements..........................................................  60
  The Voting Agreements...................................................  60
  The Registration Rights Agreement.......................................  60
  The Carboex Agreements..................................................  60
  The Stockholders Agreement..............................................  61
  Agreement for Termination of Voting Agreement and Nomination of
   Directors..............................................................  62
Unaudited Pro Forma Financial Information.................................  63
Information Concerning the Company .......................................  68
  General.................................................................  68
  Industry Overview and Competitive
   Factors................................................................  68
  Coal Reserves...........................................................  70
  Mining Operations.......................................................  72
  Coal Marketing and Sales................................................  80
  Other Properties........................................................  82
  Employees and Labor Relations...........................................  82
  Governmental Regulation.................................................  83
  Legal Proceedings.......................................................  84
  Selected Financial Information..........................................  86
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................  88
Executive Compensation....................................................  97
The Company Incentive Plan................................................ 100
Comparison of Stockholder Rights.......................................... 107
Description of Company Capital Stock...................................... 110
Legal Matters............................................................. 110
Stockholder Proposals..................................................... 111
Glossary of Selected Terms................................................ 112
Index to Company Financial
 Statements............................................................... 114

 APPENDIX A Agreement
            and Plan of
            Merger
 APPENDIX B Opinion of
            Salomon
            Brothers Inc
 APPENDIX C Section 262
            of the
            Delaware
            General
            Corporation
            Law
 APPENDIX D Form of
            Voting
            Agreement

              [MAP DEPICTING COAL RESERVES AND MINING OPERATIONS]


                             SUMMARY OPERATING DATA

                                                      1996   1995 1994 1993 1992
                                                     ------- ---- ---- ---- ----
                                                        (IN MILLIONS OF TONS)
Arch Mineral Corporation:
  Tons sold.........................................    29.4 26.7 27.9 17.6 20.9
  Tons produced.....................................    26.9 25.6 27.4 14.8 20.1
  Proven and probable coal reserves
   (at December 31, 1996)........................... 1,484.1
Ashland Coal, Inc.:
  Tons sold.........................................    21.8 22.5 20.2 16.0 19.1
  Tons produced.....................................    20.5 20.9 19.2 14.2 16.7
  Proven and probable coal reserves
   (at December 31, 1996)...........................   615.0

                                    SUMMARY

  Following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus. Capitalized terms used and not defined in this summary have the meanings ascribed thereto elsewhere in this Proxy Statement/Prospectus. See also "Glossary of Selected Terms." Unless otherwise indicated, all share and per share data regarding the Company have been adjusted to reflect a 338.0857-for-one split of Company Common Stock effected on April 4, 1997. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained or incorporated by reference in this Proxy Statement/Prospectus and the Appendices hereto. Stockholders are urged to read this Proxy Statement/Prospectus and the Appendices hereto in their entireties.

THE COMPANIES

The Company.............  The Company is engaged, through independent operating subsidiaries, in mining, processing, marketing and transporting bituminous coal in the domestic steam market. Through two wholly-owned subsidiaries, the Company operates 17 surface, underground and auger mines in the Appalachian, Midwestern and Western coal fields from which it produced 26.9 million tons of coal in 1996. At December 31, 1996 the Company controlled approximately one billion tons of proven and probable low-sulfur coal reserves, 865 million tons of which were located in the Appalachian coal fields in the eastern United States. The principal executive offices of the Company are located at CityPlace One, Suite 300, Creve Coeur, Missouri 63141, and its telephone number is (314) 994-2700. See "Information Concerning the Company."

                          As of May 28, 1997, Ashland Inc. and the Hunt Entities (as defined herein) owned beneficially 51.25% and 48.75% of the outstanding shares of Company Common Stock. There is currently no trading market for Company Common Stock. As a result of the Merger, the Company will become subject to the informational requirements of the Exchange Act and, subject to certain restrictions on sales by affiliates of either the Company or Ashland Coal, Company Common Stock will be eligible for sale in the public market. Application has been made to list Company Common Stock on the NYSE.

Ashland Coal............  Ashland Coal is engaged in the mining, processing and marketing of low-sulfur bituminous coal primarily in the eastern United States. Its independent operating subsidiaries include Coal-Mac, Inc., Hobet Mining, Inc., Mingo Logan Coal Company and Tri-State Terminals, Inc. Ashland Coal produced 20.5 million tons of coal in 1996 and at December 31, 1996 controlled approximately 615 million tons of proven and probable low-sulfur coal reserves in southern West Virginia and eastern Kentucky. The principal executive offices of Ashland Coal are located at 2205 Fifth Street Road, Huntington, West Virginia 25701, and its telephone number is (304) 526-3333.

THE ASHLAND COAL MEETING

Date, Place and Time....  The Ashland Coal Meeting is scheduled to be held on
                          Monday, June 30, 1997, at the principal executive offices of Ashland Coal, 2205 Fifth Street Road, Huntington, West Virginia, commencing at 9:00 a.m., local time.

Record Date; Shares
 Entitled to Vote.......  Only holders of record of shares of Ashland Coal
                          Common Stock and holders of record of shares of Ashland Coal Preferred Stock at the close of business on June 5, 1997 are entitled to notice of and to vote at the Ashland Coal Meeting. As of May 28, 1997, there were 13,520,952 shares of Ashland Coal Common Stock outstanding, held by 962 holders of record, 150 shares of Ashland Coal Class B Preferred Stock outstanding held by Ashland Inc., and 100 shares of Ashland Coal Class C Preferred Stock outstanding held by Carboex. Each share of Ashland Coal Preferred Stock is convertible into Ashland Coal Common Stock at the currently applicable rate of 18,346 shares of Ashland Coal Common Stock for each share of Ashland Coal Preferred Stock. Each holder of record of shares of Ashland Coal Common Stock on the record date is entitled to cast one vote per share on each matter to be acted upon or which may properly come before the Ashland Coal Meeting. Each holder of record of shares of Ashland Coal Preferred Stock on the record date is entitled to cast 18,346 votes per share on each matter to be acted upon or which may properly come before the Ashland Coal Meeting.

Purpose of the
 Meeting................  The purpose of the Ashland Coal Meeting is to consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, and to consider and vote upon such other matters as may properly be brought before the Ashland Coal Meeting.

Vote Required...........  Pursuant to the Restated Certificate of
                          Incorporation, as amended, of Ashland Coal (the "Ashland Coal Certificate"), the approval and adoption by Ashland Coal stockholders of the Merger Agreement and the transactions contemplated thereby will require the affirmative vote of the holders of at least 85% of the shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock voting thereon, voting together as a single class. As of May 28, 1997, Ashland Inc. was the beneficial owner of 7,529,686 shares of Ashland Coal Common Stock and all outstanding shares of Ashland Coal Class B Preferred Stock, representing in the aggregate approximately 57% of the voting power of outstanding Ashland Coal Common Stock and Ashland Coal Preferred Stock. As of such date, Carboex was the beneficial owner of all outstanding shares of Ashland Coal Class C Preferred Stock, representing approximately 10% of the voting power of outstanding Ashland Coal Common Stock and Ashland Coal Preferred Stock. Each of Ashland Inc. and Carboex has entered into an agreement (the "Voting Agreements") with the Company pursuant to which each such Ashland Coal stockholder agreed, among other things, to vote, and at the Company's request to grant to the Company such stockholder's irrevocable proxy to vote, all shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock owned by such stockholder in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby. See "Other Agreements--The Voting Agreements." As of May 28, 1997, the directors and executive officers of Ashland Coal and their affiliates (including Ashland Inc. and Carboex) were the beneficial owners of Ashland Coal capital stock representing approximately 68% of the voting power of outstanding Ashland Coal Common Stock and Ashland Coal Preferred Stock. See "The Ashland Coal Meeting" and "The Merger--Security Ownership of the Company After the Merger."

THE MERGER

Risk Factors............  For a discussion of certain risk factors that Ashland
                          Coal stockholders should take into account in determining whether to approve and adopt the Merger Agreement and the transactions contemplated thereby, see "Risk Factors."

Effects of the Merger...  Pursuant to the Merger Agreement, at the Effective
                          Time (i) Merger Sub will be merged with and into Ashland Coal, which will be the surviving corporation of the Merger and thereby become a wholly-owned subsidiary of the Company, (ii) each issued and outstanding share of Ashland Coal Common Stock (other than shares owned by the Company or any subsidiary of the Company, or shares held in Ashland Coal's treasury immediately prior to the Effective Time) will be converted into the right to receive one share of Company Common Stock and (iii) each issued and outstanding share of Ashland Coal Preferred Stock (other than shares owned by the Company or any subsidiary of the Company, or shares held in Ashland Coal's treasury immediately prior to the Effective Time, or Dissenting Shares) will be converted into the right to receive 20,500 shares of Company Common Stock.

                          On October 4, 1996, the last full trading day prior to the date on which the Company and Ashland Coal issued a press release announcing that a possible merger of their businesses was being discussed, on January 24, 1997, the last full trading day prior to the date on which the Company and Ashland Coal issued a press release announcing that they had agreed in principle on a merger as a result of which the Company's stockholders would receive 52% and Ashland Coal stockholders would receive 48% of the common stock of the combined entity, and on April 4, 1997, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing prices per share of Ashland Coal Common Stock as reported on the NYSE Composite Transactions Tape were $25 3/4, $27 5/8 and $25 1/4, respectively. On May 29, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price per share of Ashland Coal Common Stock as reported on the NYSE Composite Transactions Tape was $26 3/4. There is no trading market for Company Common Stock or for Ashland Coal Preferred Stock.

                          Based on the number of outstanding shares of Company Common Stock, Ashland Coal Common Stock and Ashland Coal Preferred Stock as of May 28, 1997, the number of shares of Ashland Coal Common Stock issuable upon exercise of outstanding options as of such date and the respective ratios at which shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock will be converted into shares of Company Common Stock in the Merger, the stockholders of the Company and the stockholders of Ashland Coal immediately prior to consummation of the Merger will own approximately 52% and 48%, respectively, of the outstanding shares of Company Common Stock immediately following consummation of the Merger. Of such outstanding shares of Company Common Stock, Ashland Inc. will own beneficially approximately 53%, various trusts for the benefit of descendants of H. L. and Lyda Hunt and various corporations owned by trusts for the benefit of descendants of H. L. and Lyda Hunt (collectively, the "Hunt Entities") will own beneficially an aggregate of approximately 25%, and Carboex will own beneficially approximately 5%.

                          As provided in the Merger Agreement, at the Effective Time there shall be substituted for each outstanding option to acquire shares of Ashland Coal Common Stock pursuant to stock-based compensation plans of Ashland Coal a fully vested option issued pursuant to the Arch Coal, Inc. 1997 Stock Incentive Plan (the "Company Incentive Plan") to acquire Company Common Stock, and the Company will reserve for issuance a sufficient number of shares of Company Common Stock for delivery upon exercise of such substitute options. As of May 28, 1997, there were outstanding options to purchase an aggregate of 689,035 shares of Ashland Coal Common Stock at a weighted average exercise price of $23.66 per share.

                          Pursuant to the Merger Agreement, at the Effective Time the Board of Directors of the Company will be comprised of Messrs. John R. Hall (Chairman), James
                          R. Boyd, Robert A. Charpie, Paul W. Chellgren, Thomas
                          L. Feazell, Juan Antonio Ferrando, Robert L. Hintz, Douglas H. Hunt, Steven F. Leer, Thomas Marshall, James L. Parker, J. Marvin Quin and Ronald Eugene Samples. Messrs. Hall, Boyd, Hunt, Leer, Parker and Samples are currently members of the Board of Directors of the Company and Messrs. Charpie, Chellgren, Feazell, Ferrando, Hintz, Marshall and Quin are currently members of the Board of Directors of Ashland Coal. Messrs. Hall, Boyd, Chellgren, Feazell and Quin are current or former executive officers of Ashland Inc. Mr. Hunt is a beneficiary of one of the trusts included among the Hunt Entities and Mr. Parker is a trustee of certain trusts, and an officer and director of a corporation, included among the Hunt Entities. Mr. Ferrando is an executive officer of Carboex. If, prior to the Effective Time, any of Messrs. Hall, Boyd, Chellgren, Feazell and Quin, any of Messrs. Hunt, Parker and Samples, or Mr. Ferrando, should die or otherwise be unable or unwilling to serve as a director of the Company, then a substitute for such person is to be designated by Ashland Inc., certain of the Hunt Entities and Carboex, respectively. If, prior to the Effective Time, any of Messrs. Charpie, Hintz, Leer and Marshall should die or otherwise be unable or unwilling to serve as a director of the Company, then a substitute for such person is to be designated by majority vote of the remainder of the foregoing prospective members of the Board of Directors of the Company. The Company, Ashland Inc. and Carboex have entered into an agreement (the "Stockholders Agreement") pursuant to which the Company has agreed to nominate for election as a director of the Company a person designated by Carboex, and Ashland Inc. has agreed, among other things, to vote its shares of Company Common Stock in a manner sufficient to cause the election of such nominee, in each case for so long (subject to earlier termination in certain circumstances) as the shares of Company Common Stock owned by Carboex represent at least 63% of the shares of Company Common Stock acquired by Carboex in the Merger. In addition, the Company has agreed for so long as the Hunt Entities have the collective voting power to elect, by cumulative voting, one or more persons to serve on the Board, to nominate for election as directors of the Company the number of persons designated by certain of the Hunt Entities that could be elected to the Board by the Hunt Entities by exercise of such cumulative voting power.

                          It is expected that, as of the Effective Time, the following persons will be executive officers of the
                          Company: Steven F. Leer, President and Chief
                          Executive Officer; Kenneth G. Woodring, Executive Vice President--Mining Operations; C. Henry Besten, Jr., Vice President--Strategic Marketing and President--Arch Energy Resources, Inc.; John W. Eaves, Vice President--Marketing; Jeffrey A. Hoops, Vice President--Operations; Patrick A. Kriegshauser, Senior Vice President, Treasurer and Chief Financial Officer; David B. Peugh, Vice President--Business Development; Jeffry N. Quinn, Senior Vice President-- Law & Human Resources, Secretary and General Counsel; and Robert W. Shanks, Vice President--Operations. Currently, Messrs. Leer, Kriegshauser, Peugh, Quinn and Shanks are executive officers of the Company, Mr. Eaves is an officer of the Company, and Messrs. Woodring and Besten are executive officers, and Mr. Hoops is an officer, of Ashland Coal.

                          See "Risk Factors--Control of the Company by Certain Stockholders," "Market Price and Dividend Data," "The Merger--Directors and Executive Officers of the Company After the Merger," "The Merger--Security Ownership of the Company After the Merger," "Other Agreements" and "The Company Incentive Plan."

Reasons for the           For a discussion of the factors considered by the
 Merger.................  Board of Directors of the Company in reaching its decision with respect to the Merger, the Merger
                          Agreement and the transactions contemplated thereby, see "The Merger--Company Reasons for the Merger." For a discussion of the factors considered by the Board of Directors of Ashland Coal in reaching its decision with respect to the Merger, the Merger Agreement and the transactions contemplated thereby, see "The
                          Merger--Ashland Coal Reasons for the Merger;
                          Recommendation of the Board of Directors."

Recommendation of the
 Board of Directors.....
                          The Board of Directors of Ashland Coal, by unanimous vote, has determined that the Merger is in the best interests of Ashland Coal and its stockholders, has approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of Ashland Coal.

Opinion of Financial      Salomon Brothers Inc ("Salomon Brothers") has
 Advisor................  delivered its written opinion, dated April 4, 1997, to the Board of Directors of Ashland Coal to the effect that, based upon and subject to various considerations set forth in such opinion, as of the date of such opinion, (i) the consideration to be received by holders of Ashland Coal Common Stock in the Merger and (ii) the consideration to be received by holders of Ashland
                          Coal Preferred Stock in the Merger is fair, from a financial point of view, to the holders of Ashland
                          Coal Common Stock other than Ashland Inc. The full text of the opinion of Salomon Brothers, which sets forth assumptions made, general procedures followed, matters considered and limits of review undertaken, is attached to this Proxy Statement/Prospectus as Appendix B and is incorporated herein by reference.
                          Stockholders of Ashland Coal are urged to read
                          Salomon Brothers' opinion carefully and in its entirety. See "The Merger--Opinion of Financial
                          Advisor to the Ashland Coal Board of Directors."

Interests of Certain
 Persons in the
 Merger.................
                          In considering the recommendation of Ashland Coal's Board of Directors, Ashland Coal stockholders should be aware that certain members of the Company's management and Board of Directors and certain members of Ashland Coal's management and Board of Directors have certain interests in the Merger that are in addition to the interests of stockholders of Ashland Coal.

                          Agreements governing outstanding employee stock options to acquire Ashland Coal Common Stock provide that such options, whether or not then vested, will become vested and exercisable upon a "change of control" of Ashland Coal. The Merger will constitute a "change of control" of Ashland Coal for such purposes. Based on options to acquire Ashland Coal Common Stock outstanding as of May 28, 1997, the Merger would result in the vesting of otherwise unexercisable options to acquire Ashland Coal Common Stock held by executive officers of Ashland Coal as follows: William C. Payne (Chairman, President and Chief Executive Officer)--18,750 shares; Kenneth G. Woodring (Senior Vice President)--9,375 shares; C. Henry Besten, Jr. (Senior Vice President)--6,250 shares; Marc R. Solochek (Senior Vice President and Chief Financial Officer)--6,250 shares; Roy F. Layman (Administrative Vice President and Secretary)--5,000 shares; and all officers of Ashland Coal as a group (16 persons)--79,500 shares.

                          William C. Payne, Chairman and Chief Executive Officer of Ashland Coal, is a party to a letter agreement with Ashland Coal that provides for Mr. Payne to receive certain supplemental retirement benefits. Mr. Payne's retirement at the Effective Time will trigger his entitlement to such supplemental benefits.

                          The Company and Ashland Coal have tendered retention/severance agreements to a total of 36 executive officers and other employees pursuant to which each such person will receive a severance benefit equal to 24 months of base pay if his or her employment is terminated as a result of the Merger.

                          The Company has established an enhanced early retirement program that will provide incentives to eligible salaried employees to elect early or normal retirement. Pursuant to the Merger Agreement, the Company has agreed to make the enhanced retirement program available to Ashland Coal salaried employees as of the Effective Time. Certain executive officers of the Company and Ashland Coal would be eligible for benefits under the program.

                          Pursuant to the Merger Agreement, at the Effective Time, certain directors of Ashland Coal will become directors of the Company, and certain officers of Ashland Coal will become officers of the Company.

                          The Merger Agreement provides that, from and after the Effective Time, the Company will indemnify and hold harmless each present and former director and officer of Ashland Coal and any of its subsidiaries against any losses, claims, damages, costs, expenses, liabilities or judgments incurred in connection with any claim arising out of matters existing or occurring at or prior to the Effective Time, to the full extent that a corporation is permitted under the DGCL to indemnify its own directors or officers. The Company has also agreed to maintain in effect for a specified period directors' and officers' liability insurance coverage, including coverage with respect to claims arising from acts, omissions or other events which occur prior to or as of the Effective Time and has, pursuant to written agreements to be effective as of the Effective Time, agreed to indemnify the directors and executive officers of Ashland Coal for certain liabilities incurred by them in their capacities as such.

                          The Company, Ashland Inc., Carboex and the Hunt Entities have entered into a Registration Rights Agreement pursuant to which, subject to consummation of the Merger, the Company has agreed to register under the Securities Act the sale of shares of Company Common Stock owned by Ashland Inc., Carboex or the Hunt Entities under certain circumstances.

                          The Company and Carboex have entered into agreements that, effective as of the Effective Time, will replace certain agreements governing commercial arrangements between Ashland Coal and Carboex.

                          Pursuant to the Stockholders Agreement, the Company has agreed to nominate for election as a director of the Company a person designated by Carboex, and Ashland Inc. has agreed, among other things, to vote its shares of Company Common Stock in a manner sufficient to cause the election of such nominee, in each case for so long (subject to earlier termination in certain circumstances) as shares of Company Common Stock owned by Carboex represent at least 63% of the shares of Company Common Stock acquired by Carboex in the Merger. In addition, the Company has agreed for so long as the Hunt Entities have the collective voting power to elect, by cumulative voting, one or more persons to serve on the Board, to nominate for election as directors of the Company that number of persons designated by certain of the Hunt Entities that could be elected to the Board by the Hunt Entities by exercise of such cumulative voting power.

                          See "Risk Factors," "The Merger--Interests of Certain Persons in the Merger," "The Merger--Directors and Executive Officers of the Company," "The Merger-- Security Ownership of the Company After the Merger," "The Merger Agreement--Certain Covenants," "The Merger Agreement--Indemnification and Insurance" and "Other Agreements."

Control of the Company
 by Certain
 Stockholders...........
                          Based on the number of outstanding shares of Company Common Stock, Ashland Coal Common Stock and Ashland Coal Preferred Stock as of May 28, 1997, the number of shares of Ashland Coal Common Stock issuable upon exercise of outstanding options as of such date and the respective ratios at which shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock will be converted into shares of Company Common Stock in the Merger, Ashland Inc., the Hunt Entities collectively and Carboex will own approximately 53%, an aggregate of 25%, and 5%, respectively, of the outstanding shares of Company Common Stock immediately following consummation of the Merger. The Company Certificate will provide for cumulative voting in the election of directors of the Company. See "Comparison of Stockholder Rights." As a result of such provision, and assuming an election of 13 directors and ownership of the percentages of outstanding Company Common Stock referred to above, Ashland Inc. and the Hunt Entities (if the Hunt Entities were to vote their respective shares together) will have the power to elect six and three directors of the Company, respectively. Although certain of the trusts among the Hunt Entities have common trustees, the Hunt Entities do not have any arrangement or understanding to vote their shares of the Company Common Stock together for any purpose. See "The Merger--Security Ownership of the Company After the Merger."

                          Pursuant to the Stockholders Agreement, the Company has agreed to nominate for election as a director of the Company a person designated by Carboex, and Ashland Inc. has agreed to vote its shares of Company Common Stock in a manner sufficient to cause the election of such nominee, in each case for so long (subject to earlier termination in certain circumstances) as shares of Company Common Stock owned by Carboex represent at least 63% of the shares of Company Common Stock acquired by Carboex in the Merger. In addition, the Company, for so long as the Hunt Entities have the collective voting power to elect by cumulative voting one or more persons to serve on the Board, has agreed to nominate for election as directors of the Company that number of persons designated by certain of the Hunt Entities that could be elected to the Board by the Hunt Entities by exercise of such cumulative voting power.

                          The Company Certificate will require the affirmative vote of the holders of at least two-thirds of outstanding Company Common Stock voting thereon to approve a merger or consolidation and certain other fundamental actions involving or affecting control of the Company. The Company Bylaws will require the affirmative vote of at least two-thirds of the members of the Board of Directors of the Company in order to declare dividends and to authorize certain other actions. As a consequence of the foregoing ownership structure, Ashland Inc., the Hunt Entities and Carboex, acting together, would have the power to direct the affairs of the Company and to control or limit these actions as well. See "Comparison of Stockholder Rights--Supermajority Voting Provisions."

Dividends...............  The Merger Agreement provides that, prior to the
                          Effective Time, Ashland Coal may continue to pay regular cash dividends on shares of Ashland Coal Preferred Stock and regular quarterly cash dividends on shares of Ashland Coal Common Stock at a rate not to exceed $0.115 per share, and that the Company may pay cash dividends on Company Common Stock in an aggregate amount not to exceed 108.33% of the aggregate cash dividends paid during the same period on shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock.

                          It is anticipated that the annual rate of cash dividends to be declared on shares of Company Common Stock following the Merger will initially be $0.46 per share. There can be no assurance as to the length of time that the level of such dividend, or any other future dividend that may be declared by the Board of Directors of the Company, will be maintained. The declaration and payment by the Company of dividends and the amount thereof will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by its Board of Directors.

                          See "Market Price and Dividend Data."

Effective Time of the     It is anticipated that the Merger will become
 Merger.................  effective as promptly as practicable after the requisite Ashland Coal stockholder approval has been obtained and all other conditions to the Merger have been satisfied or waived. See "The Merger Agreement--
                          Conditions."

Conditions to the
 Merger; Termination of
 the Merger Agreement...
                          The obligations of the Company and Ashland Coal to consummate the Merger are subject to the satisfaction of certain conditions, including obtaining requisite Ashland Coal stockholder approval; receipt of all requisite governmental and regulatory approvals, including expiration or termination of any waiting periods applicable to consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); the absence of any injunction prohibiting, or the enactment of any law making illegal, consummation of the Merger; receipt of any material third party consents; the absence of a material adverse change affecting either the Company or Ashland Coal, and the receipt of certain legal opinions.

                          The required waiting periods under the HSR Act with respect to the acquisition of Company Common Stock in the Merger by Ashland Inc. and Carboex have been terminated.

                          The Merger Agreement is subject to termination at the option of either the Company or Ashland Coal if the Merger is not consummated before September 30, 1997, or prior to such time upon the occurrence of certain events.

                          See "The Merger--Certain Federal Income Tax
                          Consequences," "The Merger--Regulatory Approvals," "The Merger Agreement--Conditions" and "The Merger Agreement--Termination; Expenses."

Exchange of Stock         Upon consummation of the Merger, each holder of a
 Certificates...........  certificate or certificates representing shares of
                          Ashland Coal Common Stock or Ashland Coal Preferred
                          Stock outstanding immediately prior to the Merger, upon the surrender thereof (duly endorsed, if required) to First Chicago Trust Company of New York
                          (the "Exchange Agent"), will be entitled to receive a certificate or certificates representing the number of shares of Company Common Stock into which such shares of Ashland Coal Common Stock or Ashland Coal
                          Preferred Stock will have been automatically converted as a result of the Merger. The Exchange
                          Agent will mail a letter of transmittal with instructions to all holders of record of Ashland Coal
                          Common Stock and Ashland Coal Preferred Stock as of the Effective Time for use in surrendering their stock certificates in exchange for certificates representing shares of Company Common Stock.
                          CERTIFICATES SHOULD NOT BE SURRENDERED UNTIL THE
                          LETTER OF TRANSMITTAL AND INSTRUCTIONS ARE RECEIVED.
                          See "The Merger Agreement--Conversion of Securities."

Appraisal Rights........  Any holder of Ashland Coal Preferred Stock (i) who signs a demand for appraisal in writing prior to the vote taken at the Ashland Coal Meeting, (ii) whose shares are not voted in favor of the Merger and (iii) who follows certain other procedural requirements, will be entitled to appraisal rights under Section 262 of the DGCL. Performance of the Voting Agreements by Ashland Inc. and Carboex will result in the inability of such stockholders to perfect dissenters' appraisal rights with respect to shares of Ashland Coal Preferred Stock owned by them. See "The Merger-- Appraisal Rights."

Federal Income Tax
 Consequences...........
                          It is intended that the Merger will constitute either a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or a non-recognition exchange of stock pursuant to Section 351 of the Code, and that no gain or loss will be recognized by Ashland Coal and no gain or loss will be recognized by Ashland Coal stockholders on the exchange of shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock for Company Common Stock pursuant to the Merger Agreement. For a further discussion of certain federal income tax consequences of the Merger, see "The Merger--Federal Income Tax Consequences" and "The Merger Agreement--Conditions."

Accounting Treatment....  The Merger will be accounted for as a purchase for accounting and financial reporting purposes. See "The Merger--Accounting Treatment."

Comparison of
 Stockholder Rights.....
                          Upon consummation of the Merger, the stockholders of Ashland Coal will become stockholders of the Company. For a discussion of certain differences between the Ashland Coal Certificate and the Bylaws of Ashland Coal, as amended (the "Ashland Coal Bylaws"), and the Restated Certificate of Incorporation of Arch Coal, Inc. (the "Company Certificate") and the Restated and Amended Bylaws of Arch Coal, Inc. (the "Company Bylaws") to be in effect at the Effective Time, see "Comparison of Stockholder Rights."

SUMMARY SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION

 Company Summary Selected Financial Data

  The following table sets forth summary selected financial and operating data for the Company as of the dates and for each of the periods indicated. The summary consolidated financial data for the three months ended March 31, 1997 and 1996 have been derived from unaudited consolidated financial statements which include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the consolidated results of operations and financial position of the Company for such periods. The results of operations for any interim period are not necessarily indicative of results to be expected for future periods or for the full fiscal year. The summary selected financial and operating data should be read in conjunction with the consolidated financial statements, and notes thereto, of the Company appearing elsewhere in this Proxy Statement/Prospectus. See "Information Concerning the Company--Selected Financial Information" and "Index To Company Financial Statements."

                            THREE MONTHS ENDED
                                 MARCH 31,                  YEARS ENDED DECEMBER 31,
                          ----------------------- ----------------------------------------------
                             1997        1996       1996     1995      1994     1993      1992
                          ----------- ----------- -------- --------  -------- --------  --------
                          (UNAUDITED) (UNAUDITED)        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Total revenues.........   $197,419    $188,489   $775,805 $737,264  $785,287 $487,670  $606,361
 Income (loss) from
  operations............     16,313      14,946     56,112   10,025    64,942  (52,555)   29,705
 Income (loss) before
  cumulative effect of
  change in accounting
  principle.............     10,420       7,597     33,020  (11,037)   35,160  (38,898)   17,885
 Net income (loss)......     10,420       7,597     33,020  (11,037)   35,160  (38,898) (104,137)
 Net income (loss) per
  common share before
  cumulative effect of
  change in accounting
  principle.............       0.50        0.36       1.58    (0.53)     1.68    (1.86)     0.85
 Net income (loss) per
  common share..........       0.50        0.36       1.58    (0.53)     1.68    (1.86)    (4.97)
 Dividends declared per
  common share..........        --          --         .38      .32       --       .38       .38
BALANCE SHEET DATA (AT PERIOD END):
 Working capital........   $ 43,013    $ 36,902   $ 33,166 $ 40,077  $ 27,512 $ (3,369) $ 22,263
 Total assets...........    872,607     920,449    885,521  940,768   993,361  849,804   874,367
 Long-term debt.........    190,537     252,453    212,695  274,314   308,166  223,698   182,273
 Other long-term
  obligations...........    422,987     429,561    421,754  429,993   413,209  413,427   428,075
 Stockholders' equity...    141,046     121,288    130,626  113,692   131,426   96,266   143,164
OPERATING AND OTHER DA-
 TA:
 Tons sold..............      7,545       7,273     29,443   26,742    27,898   17,574    20,853
 Tons produced..........      7,127       6,698     26,887   25,562    27,383   14,848    20,136
 EBITDA(1)..............   $ 44,609    $ 39,571   $170,815 $110,126  $164,373 $ 27,860  $117,764
 Net cash provided from
  operating activities..   $ 32,931    $ 25,116   $131,400 $ 92,526  $ 81,273 $ 54,924  $ 95,353

--------
(1) EBITDA is defined as income from operations before the effect of changes in accounting principles and extraordinary items, net interest expense, income taxes, depreciation, depletion and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles. This measure of EBITDA may not be comparable to similar measures reported by other companies.

 Ashland Coal Summary Selected Financial Data

  The summary selected historical consolidated financial data of Ashland Coal as of the dates and for each of the periods indicated are derived from and should be read in conjunction with selected financial information and consolidated financial statements of Ashland Coal incorporated by reference in this Proxy Statement/Prospectus. The summary consolidated financial data for the three months ended March 31, 1997 and 1996 have been derived from unaudited consolidated financial statements which include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary to present fairly the consolidated results of operations and financial position of Ashland Coal for such periods. The results of operations for any interim period are not necessarily indicative of results to be expected for future periods or for the full fiscal year.

                             THREE MONTHS ENDED
                                  MARCH 31,                  YEARS ENDED DECEMBER 31,
                           ----------------------- --------------------------------------------
                              1997        1996       1996     1995     1994     1993     1992
                           ----------- ----------- -------- -------- -------- -------- --------
                           (UNAUDITED) (UNAUDITED)        (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Total revenues.........   $166,608    $143,324   $577,204 $635,961 $610,144 $498,342 $579,724
  Income from
   operations............     18,726       6,216     31,821   67,447   54,720    5,157   57,977
  Income before
   cumulative effect of
   changes in accounting
   principles............     12,284       1,515     16,513   41,411   32,220   45,374   35,739
  Net income.............     12,284       1,515     16,513   41,411   32,220   26,538   35,739
  Fully diluted earnings
   per share.............       0.65        0.07       0.86     2.16     1.68     1.34     1.88
  Dividends declared per
   common share..........      0.115       0.115       0.46     0.46    0.415     0.40     0.40
BALANCE SHEET DATA (AT PERIOD END):
  Working capital........   $ 21,602    $ (1,367)  $ 17,216 $ 24,731 $ 11,955 $  2,285 $ 37,566
  Total assets...........    824,674     841,454    805,077  835,402  838,392  835,991  993,332
  Long-term debt.........    128,609     154,131    135,339  172,975  200,000  244,342  317,958
  Other long-term
   obligations
   (excluding deferred
   taxes)................    138,709     132,910    137,685  129,444  123,413  113,040   57,521
  Stockholders' equity...    414,494     396,257    404,292  397,879  368,983  343,427  288,275
OPERATING AND OTHER DATA:
  Tons sold..............      6,396       6,470     21,833   22,497   20,222   16,029   19,071
  Tons produced..........      5,957       4,944     20,476   20,945   19,183   14,176   16,719
  EBITDA(1)..............   $ 38,239    $ 24,479   $102,000 $138,340 $126,515 $ 76,405 $124,978
  Net cash provided from
   operating activities..   $ 30,752    $ 25,939   $118,031 $121,875 $104,747 $ 74,170 $ 79,023

--------
(1) EBITDA is defined as income from operations before the effect of changes in accounting principles and extraordinary items, net interest expense, income taxes, depreciation, depletion and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles. This measure of EBITDA may not be comparable to similar measures reported by other companies.

 Unaudited Pro Forma Summary Financial Information

  The following summary unaudited pro forma financial statements give effect to the Merger, the issuance of shares of Company Common Stock to the stockholders of Ashland Coal and the substitution of options to purchase Company Common Stock for options to purchase Ashland Coal Common Stock pursuant to the Company Incentive Plan. The Merger will be accounted for under the purchase method of accounting. The unaudited pro forma financial statements do not reflect any cost savings or other synergies that may result from the Merger.

  The unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto of the Company included elsewhere herein and of Ashland Coal incorporated herein by reference. The unaudited pro forma financial statements do not purport to be indicative of the results of operations or financial position which would have occurred had the Merger occurred as of the beginning of the period or as of the date indicated or of the financial position or results of operations which may be obtained in the future. See "Unaudited Pro Forma Financial Information."

                                       THREE MONTHS
                                           ENDED               YEAR ENDED
                                      MARCH 31, 1997       DECEMBER 31, 1996
                                     ------------------   --------------------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
   STATEMENT OF OPERATIONS DATA:
     Total revenues................    $  364,027                    $1,353,009
     Income from operations........        30,969                        71,654
     Net income....................        20,977                        42,626
     Earnings per common share.....           .53                          1.07
   OPERATING AND OTHER DATA:
     Tons sold.....................        13,941                        51,276
     Tons produced.................        13,084                        47,363
     EBITDA(1).....................    $   82,773                      $272,815
     Net cash provided from operat-
      ing activities...............    $   63,683                      $249,431
                                      MARCH 31, 1997
                                     ------------------
   BALANCE SHEET DATA:
     Total assets..................    $1,724,718
     Working capital...............        60,115
     Long-term debt................       339,246
     Other long-term obligations...       532,196
     Stockholders' equity..........       603,800

--------
(1) EBITDA is defined as income from operations before the effect of changes in accounting principles and extraordinary items, net interest expense, income taxes, depreciation, depletion and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles. This measure of EBITDA may not be comparable to similar measures reported by other companies.

 Comparative Per Common Share Data

  Set forth below for the periods indicated are net income, cash dividends declared and book value per common share data of the Company and Ashland Coal on both historical and unaudited pro forma combined bases and on a per share equivalent unaudited pro forma basis. Unaudited pro forma per share information is derived from the unaudited pro forma information presented elsewhere herein. The information set forth below should be read in conjunction with the respective financial statements of the Company and Ashland Coal appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus and with the unaudited pro forma data included under "Unaudited Pro Forma Financial Information."

                                                THREE MONTHS
                                                   ENDED         YEAR ENDED
                                               MARCH 31, 1997 DECEMBER 31, 1996
                                               -------------- -----------------
   COMPANY--HISTORICAL
   Net income................................      $ .50           $ 1.58
   Cash dividends declared...................        --               .38
   Book value (at period end)................       6.73             6.24
   ASHLAND COAL--HISTORICAL
   Net income (fully diluted)................        .65              .86
   Cash dividends declared...................       .115              .46
   Book value (at period end)(1).............      22.89            22.33
   COMPANY--PRO FORMA
   Net income................................        .53             1.07
   Cash dividends declared(2)................        .05              .41
   Book value (at period end)................      15.25
   EQUIVALENT PRO FORMA PER ASHLAND COAL COM-
    MON SHARE
   Net income................................        .53             1.07
   Cash dividends declared(2)................        .05              .41
   Book value (at period end)................      15.25

--------
(1) Assumes conversion of preferred stock at applicable conversion rate.

(2) Represents the aggregate of: (i) cash dividends declared on Company Common Stock, (ii) cash dividends declared on Ashland Coal Common Stock and (iii) cash dividends other than preference dividends declared on Ashland Coal Preferred Stock, divided by the number of shares of Company Common Stock assumed to be outstanding upon consummation of the Merger.

                                 RISK FACTORS

  The following factors should be taken into account by holders of Ashland Coal Common Stock and holders of Ashland Coal Preferred Stock in evaluating whether to approve and adopt the Merger Agreement and the transactions contemplated thereby, which approval and adoption will, if the other conditions to the Merger are satisfied, result in their becoming holders of Company Common Stock. These factors should be taken into account in conjunction with the other information included or incorporated by reference in this Proxy Statement/Prospectus.

RISKS ASSOCIATED WITH COAL OPERATIONS GENERALLY

 Competition

  The coal industry is highly competitive and is affected by many factors beyond the Company's control. Demand for coal and the prices that the Company will be able to obtain for its coal are closely linked to coal consumption patterns of the domestic electric utility industry, which has accounted for approximately 90% of domestic coal consumption in recent years. These coal consumption patterns are influenced by the demand for electricity, governmental regulation, technological developments and the location, availability and price of competing sources of coal, alternative fuels such as natural gas, oil and nuclear, and alternative energy sources such as hydroelectric power. In recent years there has been excess coal production capacity in the United States as a result of increased development of large surface mining operations, particularly in the western United States, and more efficient mining equipment and techniques. Competition resulting from excess capacity encourages producers to reduce prices and to pass productivity gains through to customers. Demand for the Company's low-sulfur coal and the prices that the Company will be able to obtain for it will also be affected by the price and availability of high-sulfur coal, which can be marketed in tandem with emissions allowances in order to meet federal Clean Air Act requirements.

  Electric utility deregulation is expected to provide incentives to utilities to minimize their fuel costs and is believed to have caused electric utilities to be more aggressive in negotiating prices with coal suppliers. To the extent utility deregulation affects the Company's customers, some aspects of deregulation may adversely affect the Company's business and operating results.

 Potential Fluctuations in Operating Results

  The Company may experience fluctuations in operating results in the future, both on an annual and quarterly basis, as a result of one or more factors, including expiration or termination of or sales price redeterminations or suspensions of deliveries under coal supply agreements, disruption of transportation services, changes in mine operating conditions, changes in laws or regulations, work stoppages or other labor difficulties, competitive and overall coal market conditions, and general economic conditions. Such fluctuations could be significant.

  The Company's mining operations are subject to factors beyond its control that can negatively or positively affect the level of production and hence the cost of mining at particular mines for varying lengths of time. These factors include weather conditions, equipment repair requirements, variations in coal seam thickness, amount of overburden, rock and other natural materials, and other surface or subsurface conditions. Such production factors frequently result in significant fluctuations in operating results.

  For a discussion of certain factors currently expected to affect the Company's results of operations in the near term, see "Information Concerning the Company--Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Factors Affecting Current and Future Operating Results."

 Environmental and Regulatory Matters

  Governmental authorities regulate the coal mining industry on matters as diverse as employee health and safety, air quality standards, water pollution, groundwater quality and availability, plant and wildlife protection, the reclamation and restoration of mining properties, the discharge of materials into the environment and surface subsidence from underground mining. These regulations have had and will continue to have a significant effect on the Company's mining costs and, thus, its competitive position vis a vis other coal producers and providers of alternative energy sources. Mining operations also require numerous governmental permits or approvals, the availability and timing of which can affect the efficiency of operations and mining costs. In addition, significant legislation mandates certain benefits for certain retired coal miners represented by the United Mine Workers of America ("UMWA").

  New legislation, regulations or orders may be adopted or become effective which may adversely affect the Company's mining operations or cost structure or the ability of the Company's customers to use coal. New legislation, regulations or orders may also require the Company or its customers to incur increased costs or to change operations significantly. These factors could have a material adverse effect on the Company's business and results of operations.

 Reliance on and Terms of Long-Term Coal Supply Contracts

  The Company sells a substantial portion of its coal production pursuant to long-term supply contracts, which will significantly affect the stability and profitability of operations. Most of the long-term supply contracts currently in effect allow the Company to sell coal at a higher price than the price at which such coal could be sold in the spot market. The loss of long-term contracts, whether as a result of expiration, termination, suspension of performance or otherwise, could have a material adverse effect on the Company's results of operations and business. Such effect would be particularly adverse which respect to the loss of long-term contracts that permit the Company to sell coal at prices significantly higher than current market prices. The Company is currently a party to two such contracts, one of which expires in 2012 and provides for the delivery of approximately 1.3 million tons of compliance coal annually, and the other of which expires in 2003 and provides for the delivery of approximately 400,000 tons of low-sulfur coal annually.

  The Company's long-term coal supply contracts contain price adjustment provisions, which permit a periodic increase or decrease in the contract price to reflect increases and decreases in production costs, changes in specified price indices or items such as taxes or royalties, and contain price reopener provisions, which provide for an upward or downward adjustment in the contract price based on market factors. The contracts also typically include stringent minimum and maximum coal quality specifications and penalty or termination provisions for failure to meet such specifications, as well as force majeure provisions allowing suspension of performance or termination by the parties during the duration of certain events beyond the control of the affected party, including changes in or the effectiveness of legislation or regulations affecting such party. If the parties to any long-term contracts with the Company were to modify, suspend or terminate those contracts, the Company could be adversely affected to the extent that it is unable to find alternative customers for the affected coal production at the same level of profitability.

  From time to time, disputes with customers may arise under long-term contracts relating to, among other things, coal quality, pricing and quantity and applicability of certain contract terms. The Company may thus become involved in arbitration and legal proceedings regarding its long-term contracts. There can be no assurance that the Company will be able to resolve such disputes in a satisfactory manner.

 Dependence on Certain Customers

  During 1996, combined coal sales by the Company and Ashland Coal to affiliates of The Southern Company ("Southern Company") and affiliates of American Electric Power ("AEP") accounted for approximately 14.6% and 13.1%, respectively, of pro forma combined revenues from coal sales for such period. After the Merger, the loss of such customers would have a material adverse effect on the Company.

 Reserve Degradation and Depletion

  The Company's profitability will be substantially dependent upon its ability to replace depleted reserves with new reserves that can be mined at competitive costs. There can be no assurance that replacement reserves will be available when required or whether such replacement reserves can be mined at costs comparable to those characteristic of the depleting mines. Exhaustion of reserves at particular mines can also have an adverse effect on operating results that is disproportionate to the percentage of overall production represented by the production of such mines.

  The reserves at the Company's Arch of Kentucky Mine No. 37 capable of being mined by its longwall operation are expected to be depleted in the third quarter of 1997. For the year ended December 31, 1996, Mine No. 37 produced
4.5 million tons of coal (from both longwall and continuous miner sections) which accounted for $20.8 million or 37.1% of the Company's operating income and sales from the mine accounted for 16.4% of the revenues of the Company in 1996. After exhaustion of the longwall reserves, the decrease in operating profit will be mitigated to some degree by the continued operation of two continuous miner sections and by the potential development of an underground mine in the Darby seam that is in close proximity to the Cave Branch Preparation Plant currently used to process Mine No. 37 coal.

 Transportation

  The coal industry depends on rail, trucking and barge transportation to deliver shipments of coal to customers. Disruption of these transportation services could temporarily impair the Company's ability to supply coal to its customers and thus adversely affect the Company's business and operating results. In addition, transportation costs are a significant component of the total cost of supplying coal to customers and can affect significantly a coal producer's competitive position and profitability. Increases in the Company's transportation costs, or changes in such costs relative to transportation costs incurred by providers of competing coal or of other fuels, could have an adverse effect on the Company's business and operating results.

 Reliance on UMWA-Represented Labor

  At the Effective Time, UMWA-represented employees will account for approximately 47% of the workforce of the Company and UMWA operations accounted for approximately 56% of the total coal produced by the Company and Ashland Coal in 1996. Certain competitors of the Company and Ashland Coal employ non-union laborers. Due to higher labor costs and the increased risk of strikes and other work stoppages which may be associated with union operations in the coal industry, non-union competitors may have a competitive advantage where they compete with union operations. The seven-month UMWA strike in 1993 adversely affected the operations of the Company. If any current non-union operations of the Company were to unionize, the Company would incur increased risk of work stoppages, and possibly higher labor costs.

  The Bituminous Coal Operators Association ("BCOA") negotiates with the UMWA on behalf of its members. The Company's Apogee Coal Company subsidiary and Ashland Coal's Hobet Mining, Inc. subsidiary are members of the BCOA. The current National Bituminous Coal Wage Agreement (the "1993 NBCWA"), which applies to all of the Company's and Ashland Coal's employees represented by the UMWA, became effective on December 16, 1993 and will expire on August 1, 1998. Wage rates and certain benefits were renegotiated in 1996 for the remainder of the contract. When the 1993 NBCWA expires, no assurance can be given that it will be successfully renegotiated without a work stoppage. In addition to work stoppages which may occur upon termination of a collective bargaining agreement, union operations may experience unauthorized work stoppages or wildcat strikes from time to time.

RISKS ASSOCIATED WITH THE MERGER

 Control of the Company by Certain Stockholders

  Based on the number of outstanding shares of Company Common Stock, Ashland Coal Common Stock and Ashland Coal Preferred Stock as of May 28, 1997, the number of shares of Ashland Coal Common Stock issuable upon exercise of outstanding options as of such date and the respective ratios at which shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock will be converted into shares of Company Common Stock in the Merger, Ashland Inc., the Hunt Entities collectively and Carboex will own approximately 53%, an aggregate of 25%, and 5%, respectively, of the outstanding shares of Company Common Stock immediately following consummation of the Merger. The Company Certificate will provide for cumulative voting in the election of directors of the Company. See "Comparison of Stockholder Rights." As a result of such provision, and assuming an election of 13 directors and ownership of the percentages of outstanding Company Common Stock referred to above, Ashland Inc. and the Hunt Entities (if the Hunt Entities were to vote their respective shares together) will have the power to elect six and three directors of the Company, respectively. Although certain of the trusts among the Hunt Entities have common trustees, the Hunt Entities do not have any arrangement or understanding to vote their shares of the Company Common Stock together for any purpose. See "The Merger--Security Ownership of the Company After the Merger."

  Pursuant to the Stockholders Agreement, the Company has agreed to nominate for election as a director of the Company a person designated by Carboex, and Ashland Inc. has agreed to vote its shares of Company Common Stock in a manner sufficient to cause the election of such nominee, in each case for so long (subject to earlier termination in certain circumstances) as shares of Company Common Stock owned by Carboex represent at least 63% of the shares of Company Common Stock acquired by Carboex in the Merger. In addition, the Company, for so long as the Hunt Entities have the collective voting power to elect by cumulative voting one or more persons to serve on the Board, has agreed to nominate for election as directors of the Company that number of persons designated by certain of the Hunt Entities that could be elected to the Board by the Hunt Entities by exercise of such cumulative voting power.

   The Company Certificate will require the affirmative vote of the holders of at least two-thirds of outstanding Company Common Stock voting thereon to approve a merger or consolidation and certain other fundamental actions involving or affecting control of the Company. The Company Bylaws will require the affirmative vote of at least two-thirds of the members of the Board of Directors of the Company in order to declare dividends and to authorize certain other actions. As a consequence of the foregoing ownership structure, Ashland Inc., the Hunt Entities and Carboex, acting together, would have the power to direct the affairs of the Company and to control or limit these actions as well. See "Comparison of Stockholder Rights--Supermajority Voting Provisions."

 Inherent Uncertainties Relating to Certain Effects of the Merger

  The success of the Merger in enhancing long-term stockholder value will depend, in part, on achieving cost savings and other benefits that could be expected to be realized as a result of the Merger. As in every business combination, achieving such benefits will depend on factors that may not be within the control of the Company and require the dedication of management resources, which may temporarily divert full attention from the day-to-day business of the Company. There can be no assurance that the Company will be able to realize such cost savings and other benefits, or do so within any particular period.

 Writedowns Related to Duplicate Facilities

  Subsequent to the Merger, the Company and Ashland Coal believe that significant cost savings and other synergies can be achieved. However, realizing these cost savings and synergies may result in the idling or closing of duplicate distribution and production facilities by the Company. Idling or closing facilities may require significant charges to expense in order to write down the applicable assets to their fair value, less selling costs, if any. Idling or closing facilities of Ashland Coal that require writedown to fair value will be adjusted in the purchase price allocation of Ashland Coal.

 Uncertainty as to Market Price of Company Common Stock

  In light of the considerations set forth above, the Company's status as a new public company with no trading history, and the inherent uncertainty of future market prices of the stock of any public company, there can be no assurance as to the prices at which Company Common Stock will trade following the Effective Time. Moreover, factors such as fluctuations in the Company's operating results, general trends affecting the coal industry, broad market fluctuations and general economic and political conditions may have a significant effect on market prices for Company Common Stock.

 Shares Eligible for Future Sale

  Immediately following the consummation of the Merger, the Company will have outstanding 39,594,415 shares of Company Common Stock (assuming no exercise prior to the Effective Time of outstanding options to acquire 689,035 shares of Ashland Coal Common Stock and after eliminating fractional shares resulting from the 338.0857-for-one split of Company Common Stock effected on April 4, 1997). A significant number of such shares, including shares held by certain holders of Company Common Stock prior to the Merger, will be eligible for sale without restriction under the Securities Act in the public market after the consummation of the Merger by persons other than affiliates of the Company. Sales of shares by affiliates of Ashland Coal will be subject to Rule 145 of the Securities Act (or Rule 144 in the case of such persons who become affiliates of the Company) or as otherwise permitted under the Securities Act. In addition, certain stockholders of the Company will have rights to require the Company to register the sale of such holders' shares of Company Common Stock under the Securities Act or, in some cases, to register the sale of shares in other registration statements filed by the Company in respect of sales of shares by it or by others. See "Other Agreements--The Registration Rights Agreement."

 Effects of Authorized but Unissued Preferred Stock

  Pursuant to the Company Certificate, the Company's authorized capital stock includes 10,000,000 shares of preferred stock, which the Board of Directors (by action of at least two-thirds of its members), without further approval of the stockholders of the Company, is authorized to issue and to determine the rights and preferences of the preferred stock. These rights and preferences could be superior to those of the Company Common Stock. The rights of the holders of Company Common Stock will be subject to, and may be adversely affected by, any future issuance of preferred stock. The issuance of preferred stock could also have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plans to issue any shares of preferred stock. See "Comparison of Stockholder Rights" and "Description of Company Capital Stock."

 Changes in Stockholder Rights

  Upon consummation of the Merger, the stockholders of Ashland Coal will become stockholders of the Company. Differences between the Ashland Coal Certificate and Ashland Coal Bylaws and the Company Certificate and Company Bylaws will result in changes to the rights of stockholders of Ashland Coal when they become stockholders of the Company. For a more detailed explanation of these changes, see "Comparison of Stockholder Rights."

  The Ashland Coal Bylaws provide that the number of Directors shall be fixed by the affirmative vote of not less than 76% of the whole Board of Directors. The Company Certificate provides that the number of directors may be established or changed by the affirmative vote of not less than two-thirds of the members of the Board of Directors.

  The Ashland Coal Certificate provides that Ashland Coal shall not amend its certificate of incorporation or bylaws, nor shall it enter into any merger or consolidation, sell, lease or transfer all or substantially all of its property and assets, or dissolve and wind up its affairs, except upon the approval of 85% of the outstanding shares of capital stock of Ashland Coal voting thereon, voting as one class. The Ashland Coal Bylaws require the vote of not less than 76% of the members of the Board of Directors before the Ashland Coal Bylaws may be altered or repealed. The Company Certificate provides that the Company shall not amend certain provisions of the Company Certificate, nor shall it adopt an agreement or plan of merger or consolidation, authorize the sale, lease or exchange of all or substantially all of property and assets of the Company, or authorize the dissolution of the Company or the distribution of all or substantially all of the assets of the Company, except upon the approval of not less than two-thirds of the outstanding shares of Company Common Stock voting thereon. The Company Bylaws provide that there be an affirmative vote of not less than two-thirds of the members of the Board of Directors to amend the supermajority provisions of the Company Bylaws. The Company Bylaws otherwise permit the amendment or repeal of the Company Bylaws upon the affirmative vote of a majority of the Company's Board of Directors.

  The Ashland Coal Bylaws provide that there be an affirmative vote of not less than 76% of the members of the Board of Directors to authorize the issuance of any stock or instrument convertible into or rights or warrants to subscribe for or purchase any stock of Ashland Coal, except for any Ashland Coal Common Stock in an amount not greater than 750,000 shares of Ashland Coal Common Stock issued in connection with any stock option or other plan for the employees or officers of Ashland Coal. The Company Bylaws provide that there be an affirmative vote of not less than two-thirds of the members of the Board of Directors to authorize the issuance of more than 1,000,000 shares of Company Common Stock or any shares of Preferred Stock in any one transaction or series of transactions, to declare a dividend or distribution on any Company stock, to approve the Company's annual budget or operating plan (including any unbudgeted capital expenditure in excess of $10,000,000), to elect the Company's President, Chief Executive Officer, Chief Financial Officer (if any) or Chief Operating Officer (if any), to adopt a share purchase plan of a nature commonly referred to as a "poison pill," to repurchase or redeem any capital stock of the Company, to appoint members to or dissolve the Executive Committee or to amend the supermajority provisions of the Company Bylaws.

  Neither the Ashland Coal Certificate nor the Ashland Coal Bylaws contain provisions addressing nominating procedures or procedures for bringing other business before a stockholders' meeting by a stockholder, whereas the Company Bylaws provide that in order for nominations or other business to be properly brought before a stockholders' meeting by a stockholder, the stockholder must give timely notice thereof in writing to the Secretary.

  Since neither the Ashland Coal Certificate nor the Ashland Coal Bylaws contain a provision expressly electing not to be governed by Section 203 of the DGCL, Ashland Coal is subject to Section 203, which contains restrictions on transactions with persons who acquire 15% or more of a corporation's voting stock. The Company Certificate contains a provision expressly electing not to be governed by Section 203.

                        MARKET PRICE AND DIVIDEND DATA

  Ashland Coal Common Stock is listed on the NYSE and traded under the symbol "ACI." There is no current trading market for Company Common Stock and no trading market for Ashland Coal Preferred Stock. The table below sets forth, for the calendar quarters indicated, the range of high and low sale prices of Ashland Coal Common Stock as reported on the NYSE Composite Transactions Tape, and the cash dividends declared on Ashland Coal Common Stock and Company Common Stock.

                                         ASHLAND COAL
                                         COMMON STOCK
                                      ------------------------- COMPANY COMMON
                                      HIGH    LOW     DIVIDENDS STOCK DIVIDENDS
                                      ----    ----    --------- ---------------
1995
  First Quarter...................... $29 1/4 $ 26     $0.115       $  --
  Second Quarter.....................  29 3/8   26      0.115          --
  Third Quarter......................  30 3/4  26 3/4   0.115          --
  Fourth Quarter.....................  30 1/8  20 1/2   0.115        0.320
1996
  First Quarter...................... $24 3/8 $20 1/2  $0.115       $  --
  Second Quarter.....................  26 3/8  22 1/2   0.115          --
  Third Quarter......................  25 3/4  22 1/4   0.115        0.382
  Fourth Quarter.....................  28 3/8  23 3/8   0.115          --
1997
  First Quarter...................... $28 3/8 $23 3/4  $0.115       $0.108
  Second Quarter (through May 29,
   1997).............................   28     24 3/8   0.115        0.108

  On October 4, 1996, the last full trading day prior to the date on which the Company and Ashland Coal issued a press release announcing that a possible merger of their businesses was being discussed, on January 24, 1997, the last full trading day prior to the date on which the Company and Ashland Coal issued a press release announcing that they had agreed in principle on a merger as a result of which the Company's stockholders would receive 52% and the Ashland Coal stockholders would receive 48% of the common stock of the combined entity, and on April 4, 1997, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing prices per share of Ashland Coal Common Stock as reported on the NYSE Composite Transactions Tape were $25 3/4, $27 5/8 and $25 1/4, respectively. On May 29, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the closing price per share of Ashland Coal Common Stock as reported on the NYSE Composite Transactions Tape was $26 3/4. Stockholders are urged to obtain current market quotations for Ashland Coal Common Stock. Prices at which Ashland Coal Common Stock may trade prior to the Merger may not be indicative of prices at which Company Common Stock may trade following the Merger.

  Holders of Ashland Coal Preferred Stock are entitled to receive dividends at such times as dividends on Ashland Coal Common Stock are paid and in such amounts as are equivalent to dividends payable on the number of shares of Ashland Coal Common Stock into which Ashland Coal Preferred Stock is then convertible. Each share of Ashland Coal Preferred Stock is convertible into 18,346 shares of Ashland Coal Common Stock through August 17, 1998, 19,596 shares of Ashland Coal Common Stock from August 18, 1998 through August 17, 2003, and 20,846 shares of Ashland Coal Common Stock beginning August 18, 2003 and thereafter. In addition, holders of Ashland Coal Preferred Stock are entitled to receive cumulative annual dividends in preference to dividends paid on Ashland Coal Common Stock of $2,800 per share, decreasing to $1,400 per share beginning in 1999, and to zero after 2003.

  It is anticipated that the annual rate of cash dividends to be declared on shares of Company Common Stock following the Merger will initially be $0.46 per share. There can be no assurance as to the length of time that the level of such dividend, or any other future dividend that may be declared by the Board of Directors of the Company, will be maintained. The declaration and payment by the Company of dividends and the amount thereof will depend upon the Company's results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or senior securities and other factors deemed relevant by its Board of Directors.

                           THE ASHLAND COAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to holders of Ashland Coal Common Stock in connection with the solicitation of proxies by the Board of Directors of Ashland Coal for use at the Ashland Coal Meeting to be held on Monday, June 30, 1997, commencing at 9:00 a.m., local time, and at any adjournment or postponement thereof.

MATTERS TO BE CONSIDERED AT THE MEETING

  At the Ashland Coal Meeting, holders of Ashland Coal Common Stock and holders of Ashland Coal Preferred Stock will consider and vote together upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby and consider and vote upon such other matters as may properly be brought before the Ashland Coal Meeting.

  The Board of Directors of Ashland Coal has determined that the Merger is in the best interests of Ashland Coal and its stockholders, has approved the Merger Agreement and recommends that Ashland Coal stockholders vote FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby.

VOTING AT THE MEETING; RECORD DATE

  The Board of Directors of Ashland Coal has fixed June 5, 1997 as the record date for the determination of Ashland Coal stockholders entitled to notice of and to vote at the Ashland Coal Meeting. Accordingly, only holders of record of Ashland Coal Common Stock and holders of record of Ashland Coal Preferred Stock on that record date will be entitled to notice of and to vote at the Ashland Coal Meeting. As of May 28, 1997, there were 13,520,952 shares of Ashland Coal Common Stock outstanding, held by 962 holders of record, 150 shares of Ashland Coal Class B Preferred Stock outstanding, held by Ashland Inc., and 100 shares of Ashland Coal Class C Preferred Stock outstanding, held by Carboex. Each holder of record of shares of Ashland Coal Common Stock on the record date is entitled to cast one vote per share on the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby and on any other matters properly submitted for the vote of Ashland Coal stockholders, exercisable in person or by properly executed proxy, at the Ashland Coal Meeting. Each holder of record of shares of Ashland Coal Preferred Stock on the record date is entitled to cast 18,346 votes per share on such proposal and on any other such matters, exercisable in person or by properly executed proxy. The presence, in person or by properly executed proxy, of the holders of a majority of the voting power represented by outstanding shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock entitled to vote at the Ashland Coal Meeting is necessary to constitute a quorum at the Ashland Coal Meeting. Shares represented by duly completed proxies submitted by nominee holders on behalf of beneficial owners will be counted as present for purposes of determining the existence of a quorum for all purposes (even if some such proxies reflect broker non-votes). In addition, abstentions will be counted as present for purposes of determining the existence of a quorum.

  The approval and adoption by Ashland Coal stockholders of the Merger Agreement and the transactions contemplated thereby will require the affirmative vote of the holders of at least 85% of outstanding shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock voting thereon, voting together as a single class. Abstentions will be counted as shares present at the Ashland Coal Meeting for purposes of determining the existence of a quorum, but will not be recorded as votes cast on the proposal. Broker non-votes with respect to the proposal will be treated as shares not capable of being voted on the proposal. Accordingly, abstentions and broker non-votes will have no effect either on the minimum number of affirmative votes necessary to approve the proposal or on the outcome of voting on the proposal.

  As of May 28, 1997, Ashland Inc. was the beneficial owner of 7,529,686 shares of Ashland Coal Common Stock and all outstanding shares of Ashland Coal Class B Preferred Stock, representing in the aggregate approximately 57% of the voting power of outstanding Ashland Coal Common Stock and Ashland Coal Preferred Stock. As of such date, Carboex was the beneficial owner of all outstanding shares of Ashland Coal Class C Preferred Stock, representing approximately 10% of the voting power of outstanding Ashland Coal Common

Stock and Ashland Coal Preferred Stock. The Company has entered into Voting Agreements with each of Ashland Inc. and Carboex, pursuant to which each such Ashland Coal stockholder has agreed, among other things, to vote and at the Company's request to grant the Company such stockholder's irrevocable proxy to vote, all shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock owned by such stockholder in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby. Each such Ashland Coal stockholder has also agreed not to sell, transfer or encumber any of its shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock now owned or acquired during the term of the Voting Agreement. See "Other Agreements-- The Voting Agreements." As of May 28, 1997, the directors and executive officers of Ashland Coal and their affiliates (including Ashland Inc. and Carboex) were the beneficial owners of Ashland Coal capital stock representing approximately 68% of the voting power of outstanding Ashland Coal Common Stock and Ashland Coal Preferred Stock.

  If a stockholder is a participant in Ashland Coal's Dividend Reinvestment and Stock Purchase Plan, the proxy card represents authority to vote the number of full shares in the participant's dividend reinvestment account on the record date, as well as shares registered in the participant's name.

PROXIES

  All shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock that are entitled to vote and are represented at the Ashland Coal Meeting by properly executed proxies received prior to or at the Ashland Coal Meeting, and not revoked, will be voted in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will in each case be voted FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby.

  If any other matters are properly presented at the Ashland Coal Meeting for consideration, including, among other things, a motion to adjourn the meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Corporate Secretary of Ashland Coal, at or before the taking of the vote at the Ashland Coal Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Corporate Secretary of Ashland Coal, before the taking of the vote at the Meeting, or (iii) attending the Ashland Coal Meeting and voting in person (although attendance at the Ashland Coal Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Ashland Coal, Inc., 2205 Fifth Street Road, Huntington, West Virginia 25701, Attention: Corporate Secretary, or hand delivered to the foregoing representative of Ashland Coal, at or before the taking of the vote at the Ashland Coal Meeting.

  All expenses of this solicitation, excluding the cost of mailing this Proxy Statement/Prospectus and the filing fee paid to the Commission in connection with filing the Registration Statement (which will be shared proportionately by the Company and Ashland Coal), will be paid by the party incurring the expense. See "The Merger Agreement--Termination; Expenses." In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of Ashland Coal in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Ashland Coal has retained Morrow & Co., at an estimated cost of $15,000, plus reimbursement of expenses, to assist in the solicitation of proxies from brokers, nominees, institutions and individuals on behalf of Ashland Coal. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and Ashland Coal will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

  STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARD.

                                  THE MERGER

BACKGROUND OF THE MERGER

  The Company was formed in 1969. Since 1972, the outstanding shares of Company Common Stock have been beneficially owned by Ashland Inc. and the Hunt Entities or their respective affiliates or predecessors. As of March 31, 1997, Ashland Inc. beneficially owned 51.25% and the Hunt Entities beneficially owned an aggregate of 48.75% of the outstanding shares of Company Common Stock.

  Ashland Coal was organized in 1975 as a wholly-owned subsidiary of Ashland Inc. to conduct coal mining operations in the eastern United States that the stockholders of the Company elected not to pursue at that time. As early as 1986, the Company, Ashland Coal and their respective stockholders discussed combining the businesses of the two companies. However, no agreement was reached regarding such a combination. In 1988, Ashland Coal effected an initial public offering of Ashland Coal Common Stock, thereby becoming a public corporation.

  During 1993, the Company and Ashland Coal again engaged in discussions to explore a possible merger of the two companies. These discussions did not lead to an agreement and were abandoned in February 1994, primarily due to the inability of the parties and their respective stockholders to agree upon the relative values of the two companies.

  During February and March 1996, members of senior management of Ashland Inc. initiated a discussion with representatives of Ashland Coal regarding the desirability of a possible business combination of the Company and Ashland Coal. Also discussed were the procedures that might be implemented with regard to the negotiation of such a transaction, particularly in light of the equity interests in each of the companies held by Ashland Inc. and membership on the Boards of Directors of each of the companies by persons affiliated with Ashland Inc. Thereafter, representatives of the Hunt Entities were contacted to determine whether the Hunt Entities had any interest in exploring a possible business combination of the Company and Ashland Coal. Representatives of the Hunt Entities indicated that there was interest in exploring such a transaction.

  On April 11, 1996, a meeting among Messrs. William C. Payne, Kenneth G. Woodring, C. Henry Besten, Sr., Marc R. Solochek and Roy F. Layman, members of Ashland Coal senior management, and Robert A. Charpie, Juan A. Ferrando and Thomas Marshall, members of the Board of Directors of Ashland Coal not affiliated with Ashland Inc., was held at which various aspects of a possible business combination of the Company and Ashland Coal were discussed, including the operations of the two companies in the Central Appalachian coal mining region; the location and general characteristics of their respective coal reserves and mining equipment and operating personnel; tax attributes of the two companies and tax and accounting consequences that could result from a combination of the two companies depending on the form and structure of a transaction; regulatory aspects (including HSR Act implications) of a transaction; the then-current capital structures and ownership characteristics of the two companies; the impact of various transaction structures on leases and other contracts to which Ashland Coal is a party; the corporate governance provisions contained in the Ashland Coal Certificate, Ashland Coal Bylaws and Company Certificate of Incorporation and Bylaws; and means by which the relative values of the two companies could be determined, including by confirmation of mineral reserves and mining plans of the two companies by an independent engineering firm, as well as through due diligence and conventional valuation techniques. Also discussed were various possible benefits that could be achieved as a result of such a transaction, including possible operational synergies from more efficient utilization of facilities, equipment, human resources and coal transportation services; economies of scale through coordinated operating strategies effected by a larger combined enterprise; cost savings through elimination of duplicative facilities and administrative functions; and better access to capital markets.

  At a meeting of the Board of Directors of Ashland Coal held on April 25, 1996, a special committee of the Board (the "Ashland Coal Special Committee") comprised of members of the Board not affiliated with Ashland Inc. was formed to explore the form, substance and terms on which a business combination of the Company and

Ashland Coal could be effected, and to make recommendations to the full Board of Directors with respect thereto. Mr. Robert A. Charpie was elected Chairman of the Ashland Coal Special Committee. The other members of the Ashland Coal Special Committee were Messrs. Juan A. Ferrando, Robert L. Hintz and Thomas Marshall. The Ashland Coal Special Committee was also specifically authorized to engage professional advisors to assist it in carrying out its responsibilities.

  Thereafter, Mr. Marshall, a member of the Ashland Coal Special Committee, contacted Mr. James L. Parker, President of Hunt Petroleum Corporation and a member of the Board of Directors of the Company, to arrange a meeting with members of the Board of Directors of the Company not affiliated with Ashland Inc. Mr. Marshall, together with counsel to the Ashland Coal Special Committee, met with Mr. Parker and Douglas H. Hunt, Director of Acquisitions of Petro-Hunt Corporation and a director of the Company, on June 13, 1996 in Dallas, Texas. At that meeting, the possibility of a business combination of the Company and Ashland Coal was discussed, and the process by which a further, more detailed exploration of such a transaction might be pursued was generally determined. It was agreed at the meeting that the Company and Ashland Coal should enter into a confidentiality agreement to govern the treatment of confidential information provided by either company to the other, that an independent coal mining engineering and consulting firm be retained jointly by the Ashland Coal Special Committee and a special committee of the Board of Directors of the Company to, among other things, evaluate the coal reserves, mining plans and coal sales arrangements of each of the companies on a comparable and relative basis with a view toward determining a common methodology for analyzing the relative values of the two companies. Attendees at this meeting generally agreed that John T. Boyd Company ("Boyd"), a widely recognized independent mining and geologic consulting firm with offices in Pittsburgh, Pennsylvania, and Denver, Colorado, would be an acceptable candidate for retention by the Ashland Coal Special Committee and a special committee of the Board of Directors of the Company comprised of Messrs. Parker and Hunt, directors of the Company not affiliated with Ashland Inc. (the "Company Special Committee" and, together with the Ashland Coal Special Committee, the "Special Committees").

  On June 17, 1996, a telephonic meeting of the Ashland Coal Special Committee was held to receive a report from Mr. Marshall regarding the matters discussed at the June 13 meeting in Dallas as described above. During the meeting it was resolved that Boyd be retained as a consultant to the Ashland Coal Special Committee.

  The Board of Directors of the Company established the Company Special Committee by unanimous written consent dated July 10, 1996. The Company Special Committee was authorized to explore the form, substance and terms on which a business combination with Ashland Coal could be effected and was directed to make recommendations to the full Board of Directors of the Company with respect thereto. As with the Ashland Coal Special Committee, the Company Special Committee was authorized to engage professional advisors to assist it in carrying out its responsibilities.

  Boyd was jointly retained by the Special Committees pursuant to an engagement letter dated July 16, 1996. The Company and Ashland Coal entered into a Confidentiality Agreement, joined in by Boyd, dated July 29, 1996. The Confidentiality Agreement provided that information furnished by the Company or Ashland Coal to the other would be kept confidential. Boyd thereafter began the process of eliciting information from both companies to enable it to perform its analyses.

  Boyd was retained by the Special Committees on the basis of its expertise and reputation as a widely recognized mining and geologic consultant. The Boyd engagement letter provided for the companies to pay Boyd a fee based upon Boyd's normal and customary hourly rates for such services. Payment of such fee was not conditioned on the outcome of Boyd's opinion or whether or not such opinion was deemed to be favorable for any party's purposes. No limitations were imposed by the Special Committees on the scope of Boyd's investigation undertaken in the performance of its engagement. The Boyd engagement letter also called for the companies to reimburse Boyd for its reasonable out-of-pocket expenses. The Company and Ashland Coal paid Boyd a total of $779,045 plus expenses incurred by it in the performance of its engagement. Boyd has performed services, including reserve audits, for each of the Company and Ashland Coal for which it has been paid at its standard rates.

  A meeting of the Ashland Coal Special Committee was held in Huntington, West Virginia on July 31, 1996. At this meeting, the processes and procedures involved in considering a possible business combination with the Company, including the procedures and scope of analyses expected to be undertaken by Boyd in the course of its engagement, were reviewed and discussed.

  On August 20, 1996, a telephonic meeting of the Ashland Coal Special Committee was held. During this meeting, the status of Boyd's progress in performing its engagement was reported, and a joint meeting of the Special Committees was scheduled to receive from Boyd a preliminary report on the analyses being undertaken by it. On the same date, the Company Special Committee reported on Boyd's progress to the full Company Board at its regular quarterly meeting.

  A joint meeting of the Special Committees was held in Pittsburgh, Pennsylvania on October 4, 1996. At this meeting, representatives of Boyd presented Boyd's initial preliminary report on its analyses based on various publicly available data regarding the Company and Ashland Coal, as well as information that had been provided to it to date by each of the companies. Boyd's presentation included a compilation of coal reserves and mining plan data on a comparable basis, as well as its views as to ranges of indicated probable relative values of the two companies utilizing a discounted pre-tax cash flow analysis, all subject to further investigation and data verification. After various aspects of the presentations were discussed by the Special Committees, the Special Committees directed Boyd to proceed with its investigations and analyses. Thereafter, Boyd sought additional information from each of the Company and Ashland Coal, discussed various data and assumptions with members of management and other employees of the companies, and otherwise continued its investigations and analyses. Boyd also conducted site visits at mines of the two companies.

  On October 7, 1996, subsequent to the October 4 review of the first, preliminary Boyd report, and after concluding that there was a basis for more detailed investigation of the possible combination, the Company and Ashland Coal issued a joint press release stating that they were engaged in discussions of possible options regarding a combination of the two companies.

  On November 5, 1996, at the regular quarterly meeting of the Company Board held in St. Louis, the Company Special Committee reported to the full Company Board on the status of the work done by Boyd. On November 6, 1996, the Company Special Committee met with Company management to review a revised draft of the Boyd report that was received that day.

  The Special Committees again met in joint session on November 7, 1996 in Pittsburgh. At this meeting, representatives of Boyd provided the Special Committees with updated versions of its various analyses based on additional information gathered in the course of meetings with employees of the companies, mine site visits and other further investigation and analysis. Its representatives also discussed with the Special Committees the extent, scope and timing of further procedures to be conducted by it prior to completion of its engagement.

  On November 13, 1996, a telephonic meeting of the full Board of Directors of Ashland Coal was held to receive a progress report on the efforts of the Ashland Coal Special Committee.

  On the same date, a meeting was held in Pittsburgh among Boyd, the Ashland Coal Special Committee and members of Ashland Coal's senior management to review various aspects of the analyses performed and to be performed by Boyd and the status thereof, including the assumptions and data sources utilized. Another meeting for the same purpose was held with the Company Special Committee and Company senior management on November 14, 1996. On November 25, 1996, a meeting that included members of the Ashland Coal Special Committee and representatives of Boyd was held in New York to discuss additional aspects of the Boyd analyses.

  A meeting of the Ashland Coal Special Committee was held in New York on December 10, 1996. At that meeting, various financial, operational and structural aspects of a possible combination of the Company and

Ashland Coal were discussed. In addition, members of the Ashland Coal Special Committee discussed the status of work performed and to be performed by Boyd prior to completion of its engagement. Later the same day a meeting of the full Board of Directors of Ashland Coal was held during which a report was made regarding the status of the activities being undertaken by and on behalf of the Ashland Coal Special Committee. At the meeting, the term of the Ashland Coal Special Committee was extended to March 31, 1997, and the Ashland Coal Special Committee was authorized to negotiate with the Company Special Committee the terms and legal structure of a business combination within parameters established by the Board. The Ashland Coal Special Committee was instructed to submit the negotiated terms and conditions to the full Ashland Coal Board for ratification and approval of such terms and conditions.

  The final written report of Boyd, dated December 9, 1996 and supplemented on December 11, 1996, was circulated to the members of the Special Committees. In its report, Boyd reviewed and independently valued the coal holdings of each company. Boyd segregated those coal resources which have favorable characteristics to support present development, those resources having potential for near-term development and coal resources considered by Boyd to be unlikely to be economically minable for the foreseeable future. In addition to the foregoing categories, Boyd also classified the coal resources of each company in terms of the reliability of the resource estimate in terms of geological risk. These categories (in descending order of geologic assurance) are "measured," "indicated" and "inferred." The resources were further subdivided by Boyd into reserves that could be mined by surface as opposed to underground mining methods. Coal resources which had been assigned by the companies to existing or projected mine plans were segregated and valued on a relative basis as part of the pre-tax discounted cash flow analyses of current and proposed operations referred to below. Resources that were not in the companies' ten year mine plans were valued by Boyd using benchmark unit prices for undeveloped inactive resources. The work done by Boyd in conjunction with the comparative evaluation of the coal holdings of each company was not an attempt to prepare a coal reserve report of either company's reserve holdings in conformity with Commission guidelines. Boyd has separately and independently prepared for each company a reserve estimate prepared on such basis.

  Boyd separately estimated the relative values of existing coal supply contacts of the companies by using a pre-tax discounted income approach (to the incremental contract pricing in excess of comparable spot market pricing) over the remaining life of the contract. In its analysis, Boyd made an independent judgment as to the likelihood that the remaining tonnage under the contracts would be shipped.

  Boyd obtained from the companies their most recent mine and associated business plans. Boyd conducted an audit review of the basic parameters used for each operating or proposed mine included in the respective plans and made adjustments when it believed warranted based upon its independent professional judgment, including observations made by Boyd during its site visits to each company's major mines. Boyd applied a pre-tax discounted cash flow analysis to the Company and Ashland Coal plans as adjusted by Boyd as described above. Boyd valued each of the companies on a relative basis and made no assessment of the financial and other benefits each company might realize as a result of the Merger.

  In conducting its relative valuation of the companies, Boyd first calculated the estimated future streams of free cash flows that each company would produce from its existing and proposed mines, utilizing spot market coal sales prices, over the next ten years as reflected in the mine plans provided to Boyd by the companies and modified by Boyd as described above. To the future cash flow projections Boyd applied a consistent discount rate which it believed to be appropriate given the inherent risk associated with a coal mining venture to determine a relative present value of the companies' respective continuing business on a pre-tax basis. Boyd determined such values to be $358 million in the case of the Company and $370 million in the case of Ashland Coal. Boyd then estimated the relative total enterprise values of each of the companies by adding to the value of continuing operations the following items: (i) the value of each company's coal supply contracts (estimated to be $227 million in the case of the Company and $141 million in the case of Ashland Coal), (ii) the present residual value of the coal reserves of each company that would not be mined in the ten year time horizon (estimated to be $120 million in the case of the Company and $45 million in the case of Ashland
Coal), (iii) the present value of the
residual value of the plant and equipment of each company at the end of the ten year time horizon (estimated to be $123 million in the case of the Company and $110 million in the case of Ashland Coal), (iv) the present value of each company's excess and residual real estate holdings, including the Company's oil and gas holdings (estimated to be $41 million in the case of the Company and $8 million in the case of Ashland Coal), and (v) the present value of certain other assets of the companies, including the Company's Archveyor(R) mining technology (estimated to be $5 million in the case of the Company and zero in the case of Ashland Coal). Boyd then deducted from the sum of these values the estimated book value at January 1, 1997 of each company's debt (estimated to be $190 million in the case of the Company and $168 million in the case of Ashland Coal), and the present value of estimated mine closing liability (estimated to be $45 million in the case of the Company and $14 million in the case of Ashland Coal) and estimated existing employee-related liabilities, exclusive of future funding for active employees, which was factored into the cash flow analysis (estimated to be $255 million in the case of the Company and $99 million in the case of Ashland Coal). As the last step of its analysis, Boyd made adjustments for the companies' estimated working capital as of January 1, 1997 ($36 million in the case of the Company and $10 million in the case of Ashland Coal), potential federal income tax benefits (an addition of $0-$26 million in the case of the Company), and a potential decrease in value of the Company's Lone Mountain Processing, Inc. ("Lone Mountain") operations as a result of potential operational modifications that may be made as a result of certain compliance issues (a deduction of $0-$17 million). Based upon this analysis, Boyd concluded that the companies were of relatively equal value, but that the relative value of the Company could range from $403 million to $446 million, or approximately 100% to 110% of that of Ashland Coal. Boyd stated in its report that its findings were intended to demonstrate relative or comparative values, and not the fair market values, of the two companies.

  Subsequent to receipt of Boyd's December 9, 1996 written report, Boyd received inquiries from representatives of the Special Committees and of the Company and Ashland Coal regarding differences between its preliminary reports and final report primarily relating to the details underlying its discounted cash flow analyses of the two companies. In its December 11, 1996 supplement to its final report, Boyd provided the Special Committees with a detailed breakdown of the differences, together with its associated workpapers.

  On December 12, 1996, at a meeting of the Company Board, the Company Special Committee delivered a report to the full Company Board on its activities and the analyses conducted by Boyd. After the report of the Special Committee, Steven F. Leer, President and Chief Executive Officer of the Company, made a detailed report to the Board on the synergies that could be created by a business combination of the Company and Ashland Coal. At such meeting, the term of the Company Special Committee was extended to March 31, 1997, and the Company Special Committee was authorized to negotiate with the Ashland Coal Special Committee the terms and legal structure of a business combination between the companies, within parameters established by the Board. The Company Special Committee was instructed to submit the negotiated terms and conditions to the Company Board for approval and ratification of such terms and conditions.

  On January 2, 1997, Paul W. Chellgren, Chief Executive Officer of Ashland Inc. met with representatives of Carboex in Pittsburgh to discuss the terms upon which Carboex could support the proposed business combination. The parties discussed potential terms, including various commercial and corporate governance matters.

  A joint meeting of the Special Committees was held in Pittsburgh on January 3, 1997. At the meeting, Boyd representatives reviewed with the Special Committee Boyd's final report, and representatives of Boyd were available to respond to questions. In response to inquiries, Boyd explained the various differences between its preliminary reports and final report described in its December 11, 1996 supplemental letter. Discussion and negotiation then ensued regarding the relative valuation of the two companies, including the analyses that had been performed by Boyd. Issues discussed relating to the relative values of the two companies included the value (if any) that could be ascribed to the Company's federal income tax attributes, the amounts to be ascribed to each company's indebtedness given the differing terms of such indebtedness, the impact (if any) on relative valuation of various contingent liabilities of each company, and the extent of the potential decrease in value of the Company's Lone Mountain operations as a result of potential operational modifications. After these discussions, each Special Committee met in separate session. Messrs. Charpie (on behalf of the Ashland Coal Special Committee) and Parker (on behalf of the Company Special Committee) were thereafter authorized to further negotiate the relative equity participation in the combined entity of Company stockholders and Ashland Coal stockholders. At the conclusion of these negotiations, the Special Committees reconvened and, upon consideration, each Special Committee resolved that, subject to agreement on all other matters and to the execution of definitive documentation, it would recommend to its respective full Board of Directors that the Company and Ashland Coal combine on a basis in which the relative equity participation in the combined Company would be 52% for the stockholders of the Company and 48% for the stockholders of Ashland Coal.

  On January 14, 1997, Mr. Chellgren met with Messrs. Parker and Hunt in Dallas, Texas, to discuss certain issues raised by the proposed business combination. Among the issues discussed were Board size and composition, corporate governance provisions, management, corporate office location, and the name of the combined entity. No definitive agreement on those issues was reached.

  On January 20, 1997, a meeting of the full Board of Directors of Ashland Coal was held in Pittsburgh. The Chairman of the Ashland Coal Special Committee reviewed the status of ongoing discussions between members of the Special Committees and the process that had been undertaken by the Ashland Coal Special Committee to date, as well as the various relative valuation, structural, operating, accounting, tax, governance and timing considerations pertinent to a possible business combination of the Company and Ashland Coal. By unanimous vote, the members of the Ashland Coal Special Committee resolved to recommend to the full Board of Directors that Ashland Coal seek to effect a business combination with the Company on a basis that would generally result in Company stockholders and Ashland Coal stockholders owning 52% and 48%, respectively, of the initial outstanding shares of Company Common Stock after the Merger. The full Board of Directors, by unanimous vote, accepted such recommendation and authorized the Ashland Coal Special Committee to continue negotiations with the Company Special Committee with a view toward reaching a definitive agreement with respect to the transaction, subject to further consideration and approval by the full Board of Directors.

  On January 22, 1997, the Company Board met by telephone conference. The Company Special Committee reviewed with the full Board the status of ongoing discussions between the Special Committees and the process that had been undertaken by the Company Special Committee to date, as well as the various valuation, structural, operating, accounting, tax, governance and timing considerations relative to a possible business combination of the companies. The Company Special Committee recommended to the full Board of Directors that the Company seek to effect a business combination with Ashland Coal on a basis that would generally result in the Company stockholders and Ashland Coal stockholders owning 52% and 48%, respectively, of the initial outstanding shares of common stock of the combined enterprise. The full Board of Directors, by unanimous vote, accepted such recommendation and authorized the Company Special Committee to continue negotiations with the Ashland Coal Special Committee with a view toward reaching a definitive agreement with respect to the transaction, subject to further consideration and approval by the full Board of Directors.

  On January 27, 1997, the Company and Ashland Coal issued a joint press release announcing that they had reached agreement in principle on the relative percentages of equity in the combined company that would be held by Company and Ashland Coal stockholders.

  Subsequent to January 27, 1997, negotiations continued with respect to various aspects of the proposed transaction, including the terms of the Merger Agreement and the Voting Agreements. Counsel for all parties met on several occasions to draft and refine the legal documents necessary for the Merger, and the parties continued to correspond and discuss by telephone the various business and legal issues raised by the proposed combination. In addition, negotiations were conducted during this period between Mr. Hintz of the Ashland Coal Special Committee, on the one hand, and representatives of Ashland Inc. and Carboex, on the other hand, concerning the ratio at which shares of Ashland Coal Preferred Stock would be converted into Company Common Stock in the Merger, as well as among the relevant parties concerning the terms of the various agreements described under "Other Agreements."

  The Company Board met on February 18, 1997 in St. Louis. At the meeting, the Company Special Committee reported on the status of negotiations with the Ashland Coal Special Committee as well as discussions held the previous evening among the Special Committee and Board members representing Ashland Inc. After the meeting, the Company Special Committee proposed by letter dated February 25, 1997 to the Ashland Coal Special Committee a basis for resolving remaining issues. The principal remaining issues were (i) the structure of the transaction, (ii) the location of the combined company's headquarters and executive personnel, (iii) the effect of outstanding options to acquire Ashland Coal Common Stock on the relative equity participation in the combined company, (iv) whether any adjustment to the Merger consideration should be made because of working capital fluctuations, and (v) the composition of executive management of the Company following the Merger.

  The Ashland Coal Special Committee and the full Ashland Coal Board of Directors met on February 26 and 27, 1997. At these meetings, various aspects of the proposed transaction were discussed, including the status of negotiations with the Company Special Committee regarding remaining issues and the February 25, 1997 letter from the Company Special Committee. In addition, at these meetings a presentation was made by representatives of Salomon Brothers regarding the proposed financial terms of the business combination, and Salomon Brothers orally rendered its opinion to the Ashland Coal Board of Directors to the effect that, based upon and subject to certain assumptions, factors and limitations set forth in the written opinion described under "The Merger--Opinion of Financial Advisor to Ashland Coal," as of such date, each of (i) the consideration to be received by the holders of Ashland Coal Common Stock and (ii) the consideration to be received by the holders of Ashland Coal Preferred Stock, pursuant to the proposed combination, is fair from a financial point of view to the holders of Ashland Coal Common Stock other than Ashland Inc. and its affiliates.

  Between February 27 and March 25, 1997, negotiations continued between representatives of the Special Committees regarding the various remaining issues. On March 25, 1997, a meeting of the Board of Directors of Ashland Coal was held at which the Ashland Coal Special Committee reported on the status of negotiations with the Company Special Committee regarding the resolution of such issues, and recommended to the full Board of Directors of Ashland Coal that Ashland Coal seek to enter into a definitive agreement with the Company on the terms described. The full Board of Directors, by unanimous vote, accepted such recommendation and authorized the officers of Ashland Coal to proceed to finalize the terms of a definitive agreement, subject to approval by the full Board of Directors.

  Later on March 25, a meeting of the Company Board was held by telephonic conference. At the meeting, the Company Special Committee reported on the status of negotiations with the Ashland Coal Special Committee and informed the Board that agreement had been reached on all outstanding issues. The Company Special Committee reviewed with the full Board the resolution of those issues, and recommended to the full Company Board that the Company seek to enter into a definitive agreement with Ashland Coal on the terms described. The Company Board, by unanimous vote, accepted such recommendation and authorized the Company's executive officers (subject to the approval and execution by the holders of at least 75% of Company Common Stock of a written consent amending the Company Certificate to provide for an increase in authorized shares and other provisions necessary to effect the proposed Merger) to negotiate and execute the final form of a definitive agreement upon the terms outlined by the Company Special Committee.

  On April 1, 1997, the Company Board held another meeting by telephone conference to consider certain other corporate actions necessary to effectuate the proposed Merger. The Company Board unanimously recommended changes to the Company Certificate, approved certain changes to the Company Bylaws, and took other corporation actions necessary to facilitate the Merger.

  On April 4, 1997, the stockholders of the Company executed the necessary consents to increase the authorized capital of the Company and to take the other actions necessary to allow the transactions contemplated by the Merger Agreement to occur, including amendments to the Restated Certificate of Incorporation of the Company to increase authorized Company Common Stock in connection with the 338.0857-for-one split of Company Common Stock, authorization of the Company Certificate and Company Bylaws to be in effect at the

Effective Time, authorization of the filling of vacancies on the Board of Directors as of the Effective Time, and authorization of the adoption of the Company Incentive Plan as of the Effective Time, all as contemplated by the Merger Agreement.

  On the same date, the Board of Directors of Ashland Coal met to consider the form of the definitive Merger Agreement. At the meeting, Salomon Brothers confirmed its opinion to the Board of Directors to the effect that, as of April 4, 1997, each of (i) the consideration to be received by the holders of Ashland Coal Common Stock and (ii) the consideration to be received by the holders of Ashland Coal Preferred Stock, pursuant to the Merger, is fair from a financial point of view to the holders of Ashland Coal Common Stock other than Ashland Inc. and its affiliates. The Board of Directors, by unanimous vote, determined the Merger to be in the best interests of Ashland Coal and its stockholders, approved the Merger Agreement and the transactions contemplated thereby, and resolved to recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby to Ashland Coal stockholders. The Merger Agreement was thereafter executed and publicly announced.

COMPANY REASONS FOR THE MERGER

  The Company Board believes that the Company and Ashland Coal are a unique strategic fit, which will allow the Company to increase its coal reserves and operations in the Appalachian region as well as allow Ashland Coal to diversify reserves and operations through the addition of the Company's Midwestern and Western reserves and operations. Moreover, the Company Board believes that Ashland Coal's business strategy, management and coal reserves are complementary to those of the Company and that the Merger provides significant opportunities for achieving strategic benefits that constitute key objectives of the Company's business plan.

  Among the strategic benefits that the Company Board expects can be derived from the Merger are:

  . Reducing Capital and Operating Costs. The Merger will provide several opportunities for cost savings, including reductions in borrowing and insurance costs. Moreover, since many of the mining operations of the respective companies are conducted on contiguous sites or in close proximity, the combined company will be able to effect savings on equipment costs by moving mining equipment to develop or expand operations rather than building or purchasing new equipment. Additional savings are expected to result from enhanced purchasing power and bargaining strength of the combined enterprise in obtaining equipment, parts, supplies and transportation services and in negotiating with lessors of coal leases. Finally, the combined entity will be in a position to achieve cost savings, synergies and economies of scale by eliminating duplicate distribution and coal production facilities and equipment and reducing administrative overhead and personnel.

  . Achieving Benefits of Growth and Increased Size. After the Merger, the Company will have increased size and diversification of coal reserves which will enhance its marketing flexibility. Due to the substantial coal reserves in close proximity that will be controlled by the combined entity, it will be better able to match coal supplies with specifications in existing contracts to maximize the price at which coal can be sold and to effect transportation and coal royalty savings. Due to its increased size and more diverse coal reserves, the combined enterprise will be better able than the Company or Ashland Coal separately to make deliveries under favorable contracts during periods of temporary production disruptions at one or a few mines. Additionally, by virtue of its increased size and capitalization, the combined enterprise will be able to pursue more effectively opportunities for growth through acquisitions and reserve development activities.

  . Benefits of Becoming a Public Company. After the Merger, the Company Common Stock will be publicly traded and listed on the NYSE. This will provide access to public equity and debt capital markets for the Company as well as providing a trading market and liquidity for the investments of Company stockholders.

  The benefits described above are forward looking statements and actual results may vary materially from such projected benefits. See "Risk Factors" and "Information Concerning the Company--Management's Discussion and Analysis of Financial Condition and Results of Operations."

  The Company Board considered certain potentially negative factors in its deliberations regarding the Merger, such as the difficulty, disruption and substantial expense likely to result from the Merger of two enterprises of roughly equal size, the likelihood that expected synergies and cost saving benefits would not be realized for a significant period of time (and the possibility that some of such benefits might never be realized), the factors described herein under "Risk Factors," the fact that the trading market volume for Ashland Coal Common Stock has been limited and the need to restructure existing financing and operating arrangements after the Merger. The Company Board determined, however, that the benefits of the transaction discussed above outweighed the potential negative factors.

  In reaching its conclusion, the Company Board considered information provided at its August 20, 1996, November 5, 1996, December 12, 1996, January 22, 1997, February 18, 1997, March 25, 1997 and April 1, 1997 board meetings, including, among other things, (i) the presentations and recommendations of the Company management, (ii) information concerning the financial performance and condition, business operations, capital, reserves, indebtedness and prospects of Ashland Coal and information concerning the two companies on a combined basis, (iii) the structure of the Merger, including the accounting treatment, the tax-free nature of the transaction and the fact that Company stockholders would retain approximately 52% of the equity of the combined company, (iv) the terms of the Merger Agreement and other documents to be executed in the Merger,
(v) current industry, economic and market conditions and trends, including the likelihood of continuing consolidation and increasing competition in the coal industry, (vi) the possibility of achieving significant costs savings, operating efficiencies and synergies as the result of the Merger; (vii) the comparative valuation study conducted by Boyd, (viii) historical market prices and trading information for Ashland Coal Common Stock, (ix) the combined company's dividend capacity and cash flow, and (x) the effect of the Merger on the employees, customers and communities served by the Company.

  The foregoing discussion of the information and factors considered by the Board of Directors of the Company is not intended to be exhaustive, but includes all material factors considered by the Board. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the Board of Directors of the Company did not assign any relative or specific weights to the various factors considered by it nor did it specifically characterize any factor as positive or negative (except as described above), and individual directors may have given different weights to different factors and may have viewed certain factors more positively or negatively than others. After considering the Merger Agreement and the transactions contemplated thereby, and after considering, among other things, the matters discussed above and the recommendation of the Company Special Committee, the Board of Directors of the Company, by unanimous vote, approved the Merger Agreement and the transactions contemplated thereby as being in the best interests of the Company and its stockholders.

ASHLAND COAL REASONS FOR THE MERGER; RECOMMENDATION OF THE BOARD OF DIRECTORS

  On April 4, 1997, the Board of Directors of Ashland Coal, including the Ashland Coal Special Committee, unanimously determined that the Merger is in the best interests of Ashland Coal and its stockholders, approved the Merger Agreement and resolved to recommend approval and adoption of the Merger Agreement and the transactions contemplated thereby to Ashland Coal stockholders. In reaching these conclusions, the Board of Directors of Ashland Coal took into account the following:

     1. The recommendation of the Ashland Coal Special Committee.

     2. The financial, operational and competitive advantages expected to result from the Merger, including operational synergies from more efficient utilization of facilities, equipment, human resources and coal transportation services; economies of scale through coordinated operating strategies effected by a larger combined enterprise; cost savings through elimination of duplicative facilities and administrative functions; and better access to capital markets.

     3. Information, including the Boyd report to the Ashland Coal Special Committee, concerning the respective businesses, operations, assets, financial condition, operating results, strategies and prospects of the Company and Ashland Coal.

     4. The opportunity for Ashland Coal stockholders to become stockholders of a larger company with complementary coal properties and mining operations and greater financial resources, of which they would own approximately 48% of the equity immediately following the Merger.

     5. The terms and conditions of the Merger Agreement and related documents, which were generally reciprocal in nature and the product of arms' length negotiations.

     6. The initial rate of cash dividends anticipated to be paid on Company Common Stock.

     7. The detailed financial analysis and other information presented by Salomon Brothers, as well as the written opinion of Salomon Brothers to the effect that, based upon and subject to various considerations set forth in such opinion, as of April 4, 1997, (i) the consideration to be received by holders of Ashland Coal Common Stock in the Merger and (ii) the consideration to be received by holders of Ashland Coal Preferred Stock in the Merger is fair, from a financial point of view, to the holders of Ashland Coal Common Stock other than Ashland Inc.

     8. The fact that the Merger would be a transaction designed to be tax-free to Ashland Coal stockholders.

     9. The composition of the Board of Directors and executive management of the Company.

    10. The Voting Agreements.

    11. The interests of certain members of management and the Board of Directors of Ashland Coal in the Merger described under the caption "The Merger--Interests of Certain Persons in the Merger."

    12. The risks associated with coordinating the operations of the Company and Ashland Coal following the Merger and with achieving the cost-savings and other benefits that could be expected to result from the Merger, which could depend on factors beyond the control of the Company.

  The foregoing discussion of the information and factors considered by the Board of Directors of Ashland Coal is not intended to be exhaustive, but includes all material factors considered by the Board of Directors of Ashland Coal. In reaching its determination to approve the Merger Agreement and the transactions contemplated thereby, the Board of Directors of Ashland Coal did not assign any relative or specific weights to the various factors considered by it nor did it specifically characterize any factor as positive or negative (except as described above), and individual directors may have given different weights to different factors and may have viewed certain factors more positively or negatively than others.

  FOR THE REASONS DESCRIBED ABOVE, THE BOARD OF DIRECTORS OF ASHLAND COAL, BY UNANIMOUS VOTE, APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AS BEING IN THE BEST INTERESTS OF ASHLAND COAL AND ITS STOCKHOLDERS, AND RECOMMENDED THAT ASHLAND COAL STOCKHOLDERS VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

OPINION OF FINANCIAL ADVISOR TO THE ASHLAND COAL BOARD OF DIRECTORS

  On February 27, 1997, Salomon Brothers orally rendered its opinion to the Ashland Coal Board of Directors to the effect that, based upon and subject to certain assumptions, factors and limitations set forth in such written opinion as described below, as of such date, each of (i) the consideration to be received by the holders of Ashland Coal Common Stock and (ii) the consideration to be received by the holders of Ashland Coal Convertible Preferred Stock, pursuant to the proposed combination, is fair from a financial point of view to the holders of Ashland Coal Common Stock other than Ashland Inc. and its affiliates. Salomon Brothers subsequently confirmed such opinion in writing on April 4, 1997, after confirming that its analysis had not changed in any material respect.

  THE FULL TEXT OF SALOMON BROTHERS' OPINION DATED APRIL 4, 1997, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED AND MATTERS CONSIDERED BY SALOMON BROTHERS, IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. SALOMON BROTHERS' OPINION DELIVERED TO THE ASHLAND COAL BOARD OF DIRECTORS WAS DIRECTED ONLY TO THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF ASHLAND COAL COMMON STOCK AND THE CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF ASHLAND COAL PREFERRED STOCK, IN EACH CASE FROM THE POINT OF VIEW OF THE HOLDERS OF ASHLAND COAL COMMON STOCK OTHER THAN ASHLAND INC. AND ITS AFFILIATES, AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY ASHLAND COAL STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE ASHLAND COAL MEETING. THE SUMMARY OF THE SALOMON BROTHERS OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. ASHLAND COAL STOCKHOLDERS ARE URGED TO READ THE ENTIRE OPINION CAREFULLY.

  In connection with rendering its opinion, Salomon Brothers reviewed and analyzed, among other things, (i) the Merger Agreement, including the Annexes thereto, (ii) certain information and analyses prepared by Boyd, which was retained by the Ashland Coal Special Committee and the Company Special Committee to provide advice with respect to the relative valuation of the assets of the two companies, (iii) certain publicly available business and financial information concerning Ashland Coal, (iv) certain internal information, primarily financial in nature, including projections, concerning the business and operations of each of Ashland Coal and the Company furnished to Salomon Brothers by Ashland Coal and the Company for purposes of Salomon Brothers' analysis, (v) certain publicly available information concerning the trading of, and the trading market for, Ashland Coal Common Stock, (vi) certain publicly available information with respect to certain other companies that Salomon Brothers believed to be comparable to Ashland Coal and the Company and the trading markets for certain of such other companies' securities, and (vii) certain publicly available information concerning the nature and terms of certain other transactions that Salomon Brothers considered relevant to its inquiry. Salomon Brothers also conducted discussions with certain representatives of Ashland Coal, the Company and Boyd to discuss the foregoing matters, including the past and current business operations, financial condition and prospects of Ashland Coal and the Company as well as other matters Salomon Brothers believed relevant to its inquiry. Salomon Brothers also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria as it deemed relevant.

  In its review and analysis and in arriving at its opinion, Salomon Brothers assumed that the financial and other information provided to it that was publicly available was accurate and complete and neither attempted independently to verify nor assumed any responsibility for verifying any of such information. Salomon Brothers did not conduct a physical inspection of any of the properties or facilities of Ashland Coal or the Company, nor did it make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of such properties or facilities. In addition, the Ashland Coal Board of Directors did not request Salomon Brothers to solicit, and accordingly Salomon Brothers did not solicit, the interest of third parties to effect a transaction involving Ashland Coal. With respect to projections, Salomon Brothers assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Boyd and the managements of Ashland Coal and the Company as to the future financial performance of such companies, and Salomon Brothers expressed no view with respect to such projections or the assumptions on which they were based.

  In conducting its analysis and in arriving at its opinion, Salomon Brothers considered such financial and other factors as it deemed appropriate under the circumstances including, among others, the following: (i) the historical and current financial position and results of operations of each of Ashland Coal and the Company; (ii) the business prospects of each of Ashland Coal and the Company; (iii) the historical and current market for Ashland Coal Common Stock and for the equity securities of certain other companies that Salomon Brothers believed to be comparable to Ashland Coal and the Company; (iv) the terms of the Class B Preferred Stock and Class C Preferred Stock of Ashland Coal; and
(v) the nature and terms of certain other acquisition transactions that Salomon Brothers believed to be relevant. Salomon Brothers also took into account its assessment of general economic, market and financial conditions as well as its experience in connection with similar transactions and securities valuation generally. No limitations were imposed by Ashland Coal with respect to the investigations made or the procedures followed by Salomon Brothers in rendering its opinion.

  Salomon Brothers' opinion was necessarily based upon conditions as they existed and could be evaluated on the date of its opinion, and Salomon Brothers assumed no responsibility to update or revise its opinion based upon circumstances or events occurring after the date of its opinion. Salomon Brothers' opinion was limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Ashland Coal Common Stock (other than Ashland Inc. and its affiliates) and did not address Ashland Coal's underlying business decision to effect the Merger or constitute a recommendation to any holder of Ashland Coal Common Stock as to how such holder should vote with respect to the Merger.

  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and therefore such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Salomon Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Salomon Brothers believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses Salomon Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Ashland Coal and the Company. Any estimates contained in Salomon Brothers' analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein.

  The following is a brief summary of the material financial analyses which Salomon Brothers used in providing its opinion on February 27, 1997 to the Ashland Coal Board of Directors. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at February 27, 1997, and is not necessarily indicative of current market conditions.

 Summary of Analyses

 In order to derive an estimated relative valuation range for the valuation of Ashland Coal as a percentage of a combined valuation of Ashland Coal and the Company, Salomon Brothers completed a comprehensive valuation analysis of Ashland Coal and the Company based on three primary valuation techniques: (i) a discounted cash flow ("DCF") analysis; (ii) a comparable public companies analysis; and (iii) a precedent transactions analysis. Salomon Brothers also considered an analysis of the relative contributions of Ashland Coal and the Company, based on both historical and projected relative contributions, and an analysis of the conversion ratio for Ashland Coal Preferred Stock in the Merger. Salomon Brothers concluded that the negotiated 48% and 52% equity ownership in Arch Coal, Inc. of Ashland Coal and Company stockholders, respectively, which would result from the Merger (the "Merger Ownership Allocation"), was consistent with the reference range derived from its analyses.

  Discounted Cash Flow Analysis. Using the DCF methodology, Salomon Brothers estimated the present value of unlevered future cash flows of Ashland Coal and the Company based upon a review of three cases, each yielding a set of cash flow projections for 1997 through 2006. The first case ("Case 1") was based upon forecasted operating results estimated by Boyd, assuming the operation only of mines currently in operation and no replacement of lost production resulting from mine closures. The second case ("Case 2") assumed the realization of internal expansion opportunities, including adjacent mines ("Brownfield") and new mines ("Greenfield"), the timing of which assumed stabilizing production at approximately current levels. The Case 2 scenario further assumed that the supply and demand dynamics of the coal marketplace would not be disturbed given the stable production base. For purposes of this analysis, Salomon Brothers used estimates for available opportunities provided by Boyd and confirmed with the managements of Ashland Coal and the Company. The third case ("Case 3") assumed that cash flow generated from existing mines would be reinvested to acquire other existing mining operations. Acquisition tonnage was based on availability of cash and generation of conservative top line growth.

  Salomon Brothers aggregated, with respect to each of the three cases, the present value of the projected unlevered future cash flows of each of Ashland Coal and the Company through 2006 with the present value of a range of estimated terminal values for each of the companies (representing estimates of the value of each of Ashland Coal and the Company beyond 2006). The ranges of terminal values were calculated by applying, in each case, multiples of 6x to 7x (determined by Salomon Brothers based on an analysis of comparable publicly traded companies and precedent transactions) to the estimated earnings before interest, taxes, depreciation, depletion and amortization ("EBITDA") of each company in 2006. Using assumed discount rates for yearly cash flows ranging from 9.6% to 10.9% for Ashland Coal and 9.4% to 11.5% for the Company, Salomon Brothers computed reference ranges of firm values as follows: (i) under the Case 1 scenario, $440 million to $505 million for Ashland Coal and $460 million to $535 million for Arch Mineral, (ii) under the Case 2 scenario, $485 million to $570 million for Ashland Coal and $630 million to $760 million for Arch Mineral, and (iii) under the Case 3 scenario, $700 million to $870 million for Ashland Coal and $705 million to $865 million for Arch Mineral. Using these firm value ranges, Salomon Brothers computed ranges of relative equity valuations of Ashland Coal, as a percentage of the combined valuation of Ashland Coal and the Company, as follows: (i) under the Case 1 scenario, 46% to 49%, (ii) under the Case 2 scenario, 42% to 45%, and (iii) under the Case 3 scenario, 47% to 50%. Salomon Brothers determined that the Merger Ownership Allocation was consistent with these reference ranges and that, accordingly, this analysis supported the conclusions of its opinion.

  Public Comparables Trading Analysis. Salomon Brothers compared selected financial data of Ashland Coal and the Company with certain financial data from publicly traded coal companies considered by Salomon Brothers to be comparable in some respect to Ashland Coal and the Company. The comparison group consisted of Ashland Coal, Pittston Minerals, Rochester & Pittsburgh Coal Company and Zeigler Coal Holding Company. Salomon Brothers noted, however, that the universe of publicly traded companies engaged exclusively in the coal business is limited. Based on its review of certain publicly available information regarding the companies in the comparison group (including multiples of (i) firm value to each of tons produced, revenues and EBITDA and (ii) equity value to each of net income and after-tax operating cash flow, defined as net income plus depreciation, depletion and amortization ("After-tax Cash Flow"), in each case for 1996, 1997 and the average of 1995 through estimated 1997 data), Salomon Brothers established ranges of implied equity values of $450 million to $550 million for Ashland Coal and $575 million to $675 million for Arch Mineral. On the basis of such ranges, Salomon Brothers computed a range of relative equity valuations of Ashland Coal, as a percentage of the combined valuation of Ashland Coal and the Company, of 45% to 48%. Salomon Brothers determined that the Merger Ownership Allocation was consistent with this reference range and that, accordingly, this analysis supported the conclusions of its opinion.

  Precedent Transactions Analysis. Salomon Brothers reviewed twenty selected merger and acquisition transactions in the coal industry since 1990. Salomon Brothers noted, however, that publicly available data on precedent transactions is limited. Based on its review of the available data (including multiples of (i) firm value to each of revenues, EBITDA, earnings before interest and taxes ("EBIT") and reserves and (ii) equity value to After-tax Cash Flow, in each case for 1996, 1997 and the average of 1995 through estimated 1997 data), Salomon Brothers established ranges of implied equity values of $500 million to $600 million for Ashland Coal and $550 million to $750 million for Arch Mineral. Using these ranges, Salomon Brothers computed a range of relative equity valuations of Ashland Coal, as a percentage of the combined valuation of Ashland Coal and the Company, of 44% to 47%. Salomon Brothers determined that the Merger Ownership Allocation was superior to this reference range and that, accordingly, this analysis supported the conclusions of its opinion.

  Relative Contribution Analysis. Salomon Brothers calculated the relative contribution by each of Ashland Coal and the Company for 1994 through 2006 (based on both historical and projected contributions under the Case 2 scenario) with respect to (i) coal sales, (ii) EBITDA, (iii) After-tax Cash Flow and (iv) capital expenditures. The results of this analysis indicated that the average relative contribution of Ashland Coal for 1994 through 2006 would have been 46%, 46%, 47% and 48% for coal sales, EBITDA, After-tax Cash Flow and capital expenditures, respectively. Salomon Brothers determined that the 48% Merger Ownership Allocation was consistent with the relative contributions of Ashland Coal and the Company and this supported Salomon Brothers' opinion.

  Preferred Share Conversion Analysis. Salomon Brothers examined the terms of the conversion in the Merger of shares of Ashland Coal Preferred Stock ("Preferred Shares") into Company Common Stock from the perspective of holders of Ashland Coal Common Stock (other than Ashland Inc. and its affiliates). In connection with its analysis, Salomon Brothers used two financial techniques, the first being based on the principles of efficient market theory (the "EMT Methodology") and the second being a computation of the net present value of all incremental cash flows to be received by the holders of the Preferred Shares in respect thereof (the "NPV Analysis").

  As described under "Market Price and Dividend Data," the Preferred Shares are convertible into a number of shares of Ashland Coal Common Stock ranging from 18,346 at present to 20,846 from and after August 18, 2003. In addition, each Preferred Share bears a dividend equal to the sum of (i) the dividends which would have been received by the holder of the Preferred Share had the Preferred Share been converted into the number of shares of Ashland Coal Common Stock into which it is then convertible, and (ii) a fixed preferred dividend in the amount of $2,800 until 1999, $1,400 from 1999 until 2003, and zero thereafter.

  The EMT Methodology assumes that, because each Preferred Share enjoys the economic incidents of ownership of the Ashland Coal Common Stock into which it is convertible even prior to conversion, such Preferred Share should be viewed as having a value equal to the present value of the maximum number of shares of Ashland Coal Common Stock into which such Preferred Share is convertible, plus the net present value of the fixed preferred dividend stream in respect of such Preferred Share until 2003, when the maximum conversion ratio will first apply. Using this methodology, Salomon Brothers determined a reference exchange ratio for the Merger of approximately 21,200 shares of Ashland Coal Common Stock per Preferred Share. Salomon Brothers also noted that, in view of the assumption implicit in the EMT Methodology that the holders of Preferred Shares would hold such shares until 2003, it may be appropriate to apply to the excess of the exchange ratio over the currently applicable conversion ratio a liquidity discount of 10-30%, which would result in a range of reference exchange ratios of approximately 20,344-20,915 shares.

  In its NPV Analysis, Salomon Brothers aggregated future cash flows from additional future shares and dividends under the terms of the Preferred Shares (discounted at a rate of 6.0%) and dividends from the Ashland Coal Common Stock into which they might be converted (discounted at a rate of 10.9%), taking into account the additional value in the future from the increase in the conversion rate for the Preferred Shares, and assuming that dividend growth would be consistent with share price growth. This analysis resulted in a reference exchange ratio in the Merger of approximately 21,800 shares of Ashland Coal Common Stock per Preferred Share. Applying the aforementioned range of liquidity discounts, Salomon Brothers determined a range of reference exchange ratios of approximately 20,760 to 21,480 shares.

  Salomon Brothers noted that the agreed exchange ratio of 20,500 shares of Company Common Stock for each Preferred Share in the Merger was within or below the ranges or reference values resulting from its analyses and that, accordingly, this analysis supported the conclusions of its opinion.

 Financial Advisory Fees

  Salomon Brothers was retained pursuant to an engagement letter dated
February 1, 1997 (the "Engagement Letter") to act as a financial advisor to the Ashland Coal Special Committee to assist it in connection with the proposed combination with the Company. Salomon Brothers was selected by the Ashland Coal Special Committee because of its reputation, its experience with similar transactions and its knowledge of the energy industry. Salomon
Brothers is an internationally recognized investment banking firm continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions, and for corporate and other purposes.

  Pursuant to the terms of the Engagement Letter, Ashland Coal agreed to pay Salomon Brothers: (a) a fee of $300,000, payable upon initial submission of Salomon Brothers' opinion to the Ashland Coal Board of Directors, and (b) in the event that the services performed by Salomon Brothers were to be increased materially at the request of the Special Committee as a result of modifications to the terms of the proposed combination or otherwise, such additional fees as would be commensurate with the nature and amount of additional services so provided, the precise amounts of which would be agreed upon. As a result, Salomon Brothers has become entitled to receive aggregate fees of $300,000. Ashland Coal has also agreed to reimburse Salomon Brothers for its out-of-pocket expenses, including reasonable fees and disbursements of counsel and Salomon Brothers' reasonable travel expenses. Ashland Coal has agreed to indemnify Salomon Brothers and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, relating to or arising out of its engagement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Board of Directors of Ashland Coal with respect to the Merger Agreement, stockholders of Ashland Coal should be aware that certain members of the management and Board of Directors of each of the Company and Ashland Coal have certain interests in the Merger that are in addition to the interests of stockholders of Ashland Coal generally. The Board of Directors of Ashland Coal was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  Ashland Coal Options. Agreements governing outstanding employee stock options to acquire Ashland Coal Common Stock provide that such options, whether or not then vested, will become vested and exercisable upon a "change of control" of Ashland Coal. The Merger will constitute a "change of control" of Ashland Coal for such purposes. Based on options to acquire Ashland Coal Common Stock outstanding as of May 28, 1997, the Merger would result in the vesting of otherwise unexercisable options to acquire Ashland Coal Common Stock held by executive officers of Ashland Coal as follows: William C. Payne (Chairman, President and Chief Executive Officer)--18,750 shares; Kenneth G. Woodring (Senior Vice President)--9,375 shares; C. Henry Besten, Jr. (Senior Vice President)--6,250 shares; Marc R. Solochek (Senior Vice President and Chief Financial Officer)--6,250 shares; Roy F. Layman (Administrative Vice President and Secretary)--5,000 shares; and all officers of Ashland Coal as a group (16 persons)--79,500 shares.

  Ashland Coal Employment Agreement. William C. Payne, Chairman and Chief Executive Officer of Ashland Coal, and a member of the Ashland Coal Board of Directors, is a party to a letter agreement with Ashland Coal dated November 20, 1990 ("Letter Agreement"). It is expected that Mr. Payne will retire at the Effective Time of the Merger. Pursuant to the Letter Agreement, Mr. Payne would receive on an annual basis a supplemental benefit equal to 50% of his average base compensation plus average incentive compensation paid or accrued under Ashland Coal's Incentive Compensation Plan during the highest 36 months of the final 60-month period of his employment. Benefits payable under the Letter Agreement are reduced by any benefits payable to Mr. Payne under Ashland Coal's Pension Plan, any other qualified defined benefit pension plan maintained by Ashland Coal, the Ashland Coal Nonqualified Excess Benefit Pension Plan, and the Ashland Coal Benefit Restoration Plan. As a consequence of the Letter Agreement, Mr. Payne's benefits under the Pension Plan, the Nonqualified Excess Benefit Pension Plan, and the Benefit Restoration Plan will be supplemented by $128,154 per year, assuming (1) he retires at the Effective Time, (2) that half of the sum of (A) his average base compensation paid during the highest 36 months of the final 60-month period of his employment and (B) his average incentive compensation paid during the highest 36 months of the final 60-month period of his employment is $154,945, and (3) that his regular benefit under the Pension Plan, the Nonqualified Excess Benefit Pension Plan and the Benefit Restoration Plan, upon retirement would be $89,353 per year. Benefits under the Letter Agreement are not prorated on years of service, and are not payable if Mr. Payne's employment is terminated by Ashland Coal for cause.

  Enhanced Early Retirement Plan. On April 1, 1997, in anticipation of the execution of the Merger Agreement and a potential reduction-in-force of salaried employees following the consummation of the Merger, the Company Board authorized an enhanced early retirement program to provide certain groups of salaried employees incentives to elect early or normal retirement under the Company's retirement plans. Under the program, employees who, with the addition of three years of age and three years of service, would be eligible for early or normal retirement under the Company's retirement plans will be given credit for such age and service for the purpose of benefit calculation and vesting if they elect to retire under the enhanced early retirement program. In addition, those eligible employees electing to retire under the program will receive a retirement incentive bonus of two weeks base pay per year of service. The enhanced early retirement program was offered only to certain salaried employee groups of the Company and its subsidiaries. Pursuant to the Merger Agreement, the Company has agreed to offer this program to certain groups of Ashland Coal salaried employees after the Effective Time. Certain of the current executive officers of the Company and Ashland Coal are eligible for benefits under this plan.

  Retention/Severance Agreement. The Company and Ashland Coal have tendered retention/severance agreements to a total of thirty-six executives, including all of the executive officers of both companies except for Messrs. Payne and Leer. Pursuant to the agreements, the covered executives will receive certain severance benefits if their employment is terminated other than for cause during the one-year period following the Effective Time. The covered executives will also receive a continuation of medical benefits for twenty-four months and an accelerated vesting of stock options in the event his or her employment is terminated during such period. Pursuant to the Merger Agreement, the Company has agreed, as of the Effective Time, to assume Ashland Coal's obligations under the agreements with the eighteen Ashland Coal employees who have been tendered such agreements. If all current executive officers of the Company and Ashland Coal who are not expected to remain or become executive officers of the Company after the Effective Time become entitled to benefits under such agreements, the aggregate benefit payable to such individuals would be approximately $1.6 million.

  Directors and Executive Officers of the Company. Pursuant to the Merger Agreement, certain directors of Ashland Coal will become directors of the Company, and certain officers of Ashland Coal will become officers of the Company. See "The Merger--Directors and Executive Officers of the Company After the Merger."

  Indemnification; Insurance. The Company has agreed that, from and after the Effective Time, it will indemnify and hold harmless each present and former director and officer of Ashland Coal and any of its respective subsidiaries against any losses, claims, damages, costs, expenses, liabilities or judgments incurred in connection with any claim arising out of matters existing or occurring at or prior to the Effective Time, to the full extent that a corporation is permitted under the DGCL to indemnify its own directors or officers. The Company has also agreed to maintain in effect for a specified period policies of directors' and officers' liability insurance coverage, including coverage with respect to claims arising from acts, omissions or other events which occur prior to or as of the Effective Time and has, pursuant to written agreements to be effective as of the Effective Time, agreed to indemnify the directors and executive officers of Ashland Coal for certain liabilities incurred by them in their capacities as such. See "The Merger Agreement--Indemnification and Insurance."

  The Registration Rights Agreement. In connection with the Merger, the Company, Ashland Inc., Carboex and the Hunt Entities entered into a Registration Rights Agreement pursuant to which, subject to consummation of the Merger, the Company has agreed to register under the Securities Act the sale of shares of Company Common Stock owned by Ashland Inc., Carboex or the Hunt Entities under certain circumstances. See "Other Agreements--The Registration Rights Agreement."

  The Carboex Agreements. The Company and Carboex have entered into agreements that, effective as of the Effective Time, will replace existing agreements governing certain commercial arrangements between Ashland Coal and Carboex. See "Other Agreements--The Carboex Agreements."

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY AFTER THE MERGER

  Pursuant to the Merger Agreement, at the Effective Time, the Board of Directors of the Company will be comprised of Messrs. John R. Hall (Chairman), James R. Boyd, Robert A. Charpie, Paul W. Chellgren, Thomas L. Feazell, Juan Antonio Ferrando, Robert L. Hintz, Douglas H. Hunt, Steven F. Leer, Thomas Marshall, James L. Parker, J. Marvin Quin and Ronald Eugene Samples. Messrs. Hall, Boyd, Hunt, Leer, Parker and Samples are currently members of the Board of Directors of the Company and Messrs. Charpie, Chellgren, Feazell, Ferrando, Hintz, Marshall and Quin are currently members of the Board of Directors of Ashland Coal. Messrs. Hall, Boyd, Chellgren, Feazell and Quin are current or former executive officers of Ashland Inc. Mr. Hunt is a beneficiary of one of the trusts included among the Hunt Entities and Mr. Parker is a trustee of certain trusts, and an officer and director of a corporation, included among the Hunt Entities. Mr. Ferrando is an executive officer of Carboex. If, prior to the Effective Time, any of Messrs. Hall, Boyd, Chellgren, Feazell and Quin, any of Messrs. Hunt, Parker and Samples, or Mr. Ferrando, should die or otherwise be unable or unwilling to serve as a director of the Company, then a substitute for such person is to be designated by Ashland Inc., certain of the Hunt Entities or Carboex, respectively. If, prior to the Effective Time, any of Messrs. Charpie, Hintz, Marshall and Leer should die or otherwise be unable or unwilling to serve as a director of the Company, then a substitute for such person is to be designated by the majority vote of the remainder of the foregoing prospective members of the Board of Directors of the Company. Pursuant to the Stockholders Agreement, the Company has agreed to nominate for election as a director of the Company a person designated by Carboex, and Ashland Inc. has agreed, among other things, to vote its shares of Company Common Stock in a manner sufficient to cause the election of such nominee, in each case for so long (subject to earlier termination in certain circumstances) as the shares of Company Common Stock owned by Carboex represent at least 63% of the shares of Common Stock acquired by Carboex in the Merger. In addition, the Company has agreed for so long as the Hunt Entities have the collective voting power to elect, by cumulative voting, one or more persons to serve on the Board, to nominate for election as directors of the Company that number of persons designated by certain of the Hunt Entities that could be elected to the Board by the Hunt Entities by exercise of such cumulative voting power. See "Risk Factors--Control of the Company by Certain Stockholders," "The Merger-- Security Ownership of the Company After the Merger" and "Other Agreements."

  Set forth below is information concerning each person who is expected to be a director or executive officer of the Company as of the Effective Time:

Directors

  James R. Boyd, age 50, has been a director of the Company since 1990. He is currently, and has for the past five years served as, Senior Vice President and Group Operating Officer of Ashland Inc. with responsibility for APAC, Inc., Ashland Services Company, Blazer Energy Corporation and the Company.

  Robert A. Charpie, age 71, has been Chairman of the Board of Ampersand Ventures, Inc. (a venture capital company) since 1988. Mr. Charpie retired in September 1988 as Chairman of the Board of Cabot Corporation. He has been a director of Ashland Coal since 1988 and is a director of Champion International Corporation.

  Paul W. Chellgren, age 54, has been Chairman of the Board of Ashland Inc. since 1997, Chief Executive Officer of Ashland Inc. since 1996 and President of Ashland Inc. since 1992. Mr. Chellgren was Chief Operating Officer of Ashland Inc. from 1992 to 1996 and Senior Vice President and Chief Financial Officer of Ashland Inc. from 1988 to 1992. He was Chairman of the Board of Ashland Coal from 1982 to 1992, and he has been a director of Ashland Coal since 1981. He is a director of Ashland Inc. and of PNC Bank Corp.

  Thomas L. Feazell, age 60, has been Senior Vice President, General Counsel and Secretary of Ashland Inc. since 1992. He was Administrative Vice President and General Counsel of Ashland Inc. from 1988 to 1992. Mr. Feazell has been a director of Ashland Coal since 1981 and is a director of National City Bank of Ashland, Kentucky.

  Juan Antonio Ferrando, age 55, is a director of Carboex and has been Senior Vice President, Business Development, Sociedad Espanola de Carbon Exterior, S.A. ("Carboex, S.A.") (a coal supply firm controlled by a Spanish state-owned corporation, and the owner of Carboex) since 1986. During the past five years, Mr. Ferrando has served in a variety of managerial positions with Desarrollo de Operaciones Mineras, S.A. (a coal mining company with operations in Spain and other countries). He has been a director of Ashland Coal since 1988. He is also a director of Granitos Espanoles, S.A. (a Spanish company which produces and sells granite).

  John R. Hall, age 64, has been a director of the Company since 1979. In October 1996, Mr. Hall retired as Chief Executive Officer of Ashland Inc., a position he had held since 1981. In January 1997, he retired as Ashland Inc.'s Chairman of the Board and director, positions he had held since 1981 and 1968, respectively. He is also a director of Banc One Corporation, The Canada Life Assurance Company, CSX Corporation, Reynolds Metals Company and Ucar International Inc. and is a member of the American Petroleum Institute Executive Committee.

  Robert L. Hintz, age 66, has been Chairman of the Board of R. L. Hintz & Associates (a management consulting firm) since 1989. Mr. Hintz retired in 1988 as Executive Vice President of CSX Corporation. He has been a director of Ashland Coal since 1993 and is a director of Reynolds Metals Company, Scott & Stringfellow, Inc. and Chesapeake Corporation. He is Chairman of MVC-VCU Hospital Hospitality House; Christian Childrens Fund; and St. Joseph's Villa.

  Douglas H. Hunt, age 44, has been a director of the Company since 1995. He has been the Director of Acquisitions of Petro-Hunt Corporation (oil and gas exploration and production), Dallas, Texas for more than five years.

  Steven F. Leer, age 44, has been President and Chief Executive Officer and a director of the Company since 1992. Prior to joining the Company, Mr. Leer served as Senior Vice President of The Valvoline Company, a subsidiary of Ashland Inc. He serves on the Board of Directors of Mercantile Trust Company, National Association. He is also a director of the Center for Energy and Economic Development, Chairman of the Coal Policy Committee for the National Coal Council and Vice Chairman of the National Mining Association.

  Thomas Marshall, age 68, retired in 1995 as Chairman of the Board of Aristech Chemical Corporation, a position he had held since 1986. He was Chief Executive Officer of Aristech Chemical Corporation from 1986 to 1994. Mr. Marshall has been a director of Ashland Coal since 1995 and is a director of PNC Bank Corp. and Allegheny Teledyne Incorporated.

  James L. Parker, age 59, has been a director of the Company since 1995. He is President of Hunt Petroleum Corporation headquartered in Dallas, a position that he has held for more than five years.

  J. Marvin Quin, age 49, has been Senior Vice President and Chief Financial Officer of Ashland Inc. since 1992 and a director of Ashland Coal since 1992. He is also a director of Kentucky Electric Steel, Inc.

  Ronald Eugene Samples, age 71, has been a director of the Company since 1982, and has served as Chairman of the Board since 1990. Mr. Samples was President and Chief Operating Officer of the Company from 1982 until 1992 and was Chief Executive Officer of the Company from 1988 until 1992.

Executive Officers

  Steven F. Leer, 44, current President and Chief Executive Officer of the Company, will remain the President and Chief Executive Officer of the Company following the Merger. He also will be a member of the Company's Board of Directors.

  Kenneth G. Woodring, 47, is currently Senior Vice President--Operations of Ashland Coal and has served in that capacity since 1989. At the Effective Time, it is expected he will become Executive Vice President--Mining Operations of the Company.

  C. Henry Besten, Jr., 49, is currently Senior Vice President--Marketing of Ashland Coal and has served in that capacity since 1990. At the Effective Time, it is expected he will become a Vice President--Strategic Marketing of the Company and President of Arch Energy Resources, Inc., a subsidiary of the Company.

  John W. Eaves, 39, is currently President of Arch Coal Sales Company, Inc., a subsidiary of the Company, and has served in that capacity since 1995. Prior to that time, during the last five years, he held a series of sales-related positions with the Company. At the Effective Time, it is expected he will become Vice President--Marketing of the Company.

  Jeffery A. Hoops, 40, currently Vice President of Operations Planning and Central West Virginia Surface Operations of Ashland Coal and has served in that capacity since 1994. Prior to that time, during the last five years, he held various operating positions with Ashland Coal. At the Effective Time, it is expected that he will become Vice President--Operations of the Company.

  Patrick A. Kriegshauser, 36, became Senior Vice President, Treasurer and Chief Financial Officer of the Company in July, 1996. Prior to that time, during the last five years, he served as Vice President--Controller, Vice President--Planning & Development, and Controller of Arch of West Virginia Inc., then a subsidiary of the Company, until it was merged into Apogee Coal Company in 1993. It is expected he will retain his current position after the Effective Time.

  David B. Peugh, 42, became Vice President--Business Development of the Company in 1993. Prior to that time, during the last five years, he was Director of Exploration and Development of Ashland Coal. It is expected he will retain his current position after the Effective Time.

  Jeffry N. Quinn, 38, became Senior Vice President--Law & Human Resources, Secretary and General Counsel in 1995. Prior to that time, during the last five years, he served in the capacity of Senior Vice President, Secretary and General Counsel. He has been employed with the Company since 1986. It is expected he will retain his current position after the Effective Time.

  Robert W. Shanks, 44, became President of Apogee Coal Company, a subsidiary of the Company, in 1995. Prior to that time, during the last five years, he was President of Arch of Illinois, Inc., then a subsidiary of the Company, which changed its name to Apogee Coal Company in 1993. Thereafter, he served as Vice President--Illinois Division, Apogee Coal Company until assuming his current position. He has been employed by the Company since 1976. Mr. Shanks is currently the Chairman of the BCOA. At the Effective Time, it is expected he will become Vice President--Operations of the Company.

SECURITY OWNERSHIP OF THE COMPANY AFTER THE MERGER

  The following table sets forth certain information concerning persons or entities anticipated to own beneficially five percent or more of outstanding shares of Company Common Stock, as well as information concerning anticipated ownership of Company Common Stock by each executive officer of the Company, each director of the Company and by all directors and executive officers of the Company as a group, in each case based upon beneficial ownership by such persons or entities of shares of Company Common Stock, Ashland Coal Common Stock (including shares that may be acquired upon the exercise of employee stock options) or Ashland Coal Preferred Stock as of May 28, 1997 and after giving effect to the Merger and the elimination of fractional shares resulting from the 338.0857-for-one split of Company Common Stock effected on April 4, 1997. Each person is anticipated to have sole voting and investment power with respect to the shares listed, unless otherwise indicated.

                                                           NUMBER      PERCENT
   BENEFICIAL OWNER                                      OF SHARES     OF CLASS
   ----------------                                      ----------    --------
   Ashland Inc.......................................... 21,340,764      53.9
    P.O. Box 391
    Ashland, Kentucky 41114
   Carboex International, Ltd...........................  2,050,000       5.2
    Sasoon Building
    Shirley Street & Victoria Avenue
    P.O. Box N-272
    Nassau, Bahamas
   Hunt Coal Corporation................................  2,199,659       5.6
    5000 Thanksgiving Tower
    Dallas, Texas 75201
   C. Henry Besten......................................     52,700(1)      *
   James R. Boyd (2)....................................      1,000       --
   Robert A. Charpie....................................     10,000         *
   Paul W. Chellgren (2)................................      5,361(3)      *
   John W. Eaves........................................        --        --
   Thomas L. Feazell (2)................................        670         *
   Juan Antonio Ferrando (4)............................        --        --
   John R. Hall.........................................        500(5)    --
   Robert L. Hintz......................................      1,000         *
   Jeffery A. Hoops.....................................     20,887(6)      *
   Douglas H. Hunt .....................................        --        --
   Patrick A. Kriegshauser..............................        --        --
   Steven F. Leer.......................................         10         *
   Thomas Marshall......................................      2,500         *
   James L. Parker......................................  1,047,387(7)    2.6
   David B. Peugh.......................................      1,494         *
   J. Marvin Quin (2)...................................        500         *
   Jeffry N. Quinn......................................        --        --
   Ronald Eugene Samples................................        --        --
   Robert W. Shanks.....................................        --        --
   Kenneth G. Woodring..................................     73,434(8)      *
   All directors and executive officers of the Company
    as a group
    (21 persons)........................................  1,217,443(9)    3.1

--------
  * Less than one percent of the outstanding shares.

(1) Includes 4,955 shares held by Mr. Besten under Ashland Coal's Employee Thrift Plan, which provides participants with voting and investment power with respect to such shares, and 46,500 shares held subject to stock options.

(2) Messrs. Boyd, Chellgren, Feazell and Quin are executive officers of Ashland Inc. and to the extent they may be deemed to be control persons of Ashland Inc. they may be deemed to be beneficial owners of shares of Company Common Stock owned by Ashland Inc. Each of Messrs. Boyd, Chellgren, Feazell and Quin disclaims beneficial ownership of such shares.

(3) Includes 1,072 shares owned by members of Mr. Chellgren's family as to which he disclaims beneficial ownership.

(4) Mr. Ferrando, a director of Ashland Coal, is a director of Carboex, and to the extent he may be deemed to be a control person of Carboex, he may be deemed to be a beneficial owner of shares owned by Carboex. Mr. Ferrando disclaims beneficial ownership of such shares.

(5) Includes 500 shares owned by Mr. Hall's spouse as to which he disclaims beneficial ownership.

(6) Includes 887 shares held by Mr. Hoops under Ashland Coal's Employee Thrift Plan and 20,000 shares held subject to stock options.

(7) Consists of shares owned by trusts of which Mr. Parker is co-trustee. Mr. Parker is also President and a director of Hunt Coal Corporation, and he may be deemed to share voting and dispositive power with respect to shares of Company Common Stock owned by Hunt Coal Corporation. Mr. Parker disclaims beneficial ownership of all such shares.

(8) Includes 68,835 shares held subject to stock options.

(9) Includes 1,572 shares owned by family members of persons in the group for which such persons disclaim beneficial ownership, 5,865 shares held by executive officers under Ashland Coal's Employee Thrift Plan and 135,335 shares held subject to stock options.

ASHLAND COAL STOCK OPTION PLANS

  As provided in the Merger Agreement, Ashland Coal and the Company will take such actions as may be necessary so that, at the Effective Time, there will be substituted for each stock option outstanding (an "Ashland Coal Option") pursuant to Ashland Coal's 1995 Stock Incentive Plan or its 1988 Stock Incentive Plan for Key Employees of Ashland Coal, Inc. and subsidiaries (together the "Ashland Coal Stock Plans") whether or not then exercisable, a fully-vested option issued under the Company Incentive Plan to acquire, on the same terms and conditions (including per share exercise price) as were applicable to such Ashland Coal Option, a number of shares of Company Common Stock equal to the number of shares of Ashland Coal Common Stock subject to such Ashland Coal Option. Such substitute option will be subject to forfeiture under the terms of the Ashland Coal Stock Plans; provided, however, that a participant in the Company Incentive Plan shall be entitled to exercise such substitute option throughout the term of such option if the participant is terminated without cause. As of May 28, 1997, there were outstanding options granted under the Ashland Coal Stock Plans to purchase an aggregate of 689,035 shares of Ashland Coal Common Stock at a weighted average exercise price of $23.66 per share.

  The Company has also agreed to reserve for issuance a sufficient number of shares of Company Common Stock for delivery and, as soon as practicable after the Effective Time, it will file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of Company Common Stock issuable upon exercise of such substitute options and use its best efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such substitute options remain outstanding.

ASHLAND COAL DIVIDEND REINVESTMENT PLAN

  As provided in the Merger Agreement, Ashland Coal and the Company will take such actions as may be necessary so that, at the Effective Time, each share of Ashland Coal Common Stock converted into Company
Common Stock held in the Ashland Coal, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Ashland Coal DRP") will be transferred at the Effective Time to the Arch Coal, Inc. Dividend Reinvestment and Stock Purchase Plan (the "Company DRP"). The Company's Board of Directors authorized the Company DRP on April 1, 1997.

ACCOUNTING TREATMENT

  The Merger will be accounted for by the Company as a "purchase," as such term is used under generally accepted accounting principles, of Ashland Coal. Accordingly, from and after the Effective Time, Ashland Coal's consolidated results of operations will be included in the Company's consolidated results of operations. For purposes of preparing the Company's consolidated financial statements, the Company will establish a new accounting basis for Ashland Coal's assets and liabilities based upon the fair values thereof and the Company's purchase price, including the direct costs of the acquisition. A final determination of required purchase price and related accounting adjustments and of the fair value of the assets and liabilities of Ashland Coal has not yet been made. Accordingly, the purchase accounting adjustments made in connection with the development of the unaudited pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus are preliminary and have been made solely for purposes of developing such pro forma financial information to comply with disclosure requirements of the Commission. Although the final aggregate purchase price and purchase allocation are likely to differ, the pro forma financial information reflects management's best estimate based upon currently available information. See "Unaudited Pro Forma Financial Information."

FEDERAL INCOME TAX CONSEQUENCES

  The opinions of counsel as to the material federal income tax consequences of the Merger referred to below are based on current law. Ashland Coal has not requested nor will it request any ruling from the Internal Revenue Service (the "IRS") as to the United States federal income tax consequences of the Merger. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. The scope of such opinions may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, non-resident aliens, foreign corporations, persons who acquired shares of Ashland Coal Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation and persons who hold shares of either Ashland Coal Common Stock or Ashland Coal Preferred Stock in a hedging transaction or as part of a straddle or conversion transaction. Also, the opinions do not address state, local or foreign tax consequences of the Merger. EACH HOLDER OF ASHLAND COAL COMMON STOCK OR ASHLAND COAL PREFERRED STOCK (A "HOLDER") SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.

  Opinions of counsel delivered by Kirkpatrick & Lockhart LLP, counsel to Ashland Coal, and Kelly, Hart & Hallman, P.C., counsel to the Company (collectively, "Counsel"), have been filed as exhibits to the Registration Statement (the "Tax Opinions"). See "Available Information." Counsel are of the opinion that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code (a "Reorganization"). Accordingly, for federal income tax purposes, no gain or loss will be recognized by Ashland Coal as a result of the Merger and Holders who exchange shares of Ashland Coal Common Stock or shares of Ashland Coal Preferred Stock for shares of Company Common Stock pursuant to the Merger will generally be treated as follows:

    (i) no gain or loss will be recognized by a Holder with respect to the receipt of Company Common Stock;

    (ii) the aggregate adjusted tax basis of shares of Company Common Stock received by a Holder will be the same as the aggregate adjusted tax basis of the shares of Ashland Coal Common Stock exchanged therefor;

    (iii) the holding period of shares of Company Common Stock received by a Holder will include the holding period of the Ashland Coal Common Stock or Ashland Coal Preferred Stock, as the case may be, exchanged therefor, provided that such shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock are held by the Holder as capital assets at the Effective Time; and

    (iv) a Dissenting Stockholder who perfects dissenters' appraisal rights under the DGCL and who receives payment of the fair value of such Dissenting Shares will be treated as having received such payment in redemption of such Dissenting Shares. Such redemption will be subject to the conditions and limitations of Section 302 of the Code. In general, if the Dissenting Shares are held by the Dissenting Stockholder as a capital asset at the Effective Time, such Dissenting Stockholder will recognize capital gain or loss measured by the difference between the amount of cash received by such Dissenting Stockholder and the basis for such Dissenting Shares, and such gain or loss will be long-term capital gain or loss if such shares were held by the holder for more than one year at the Effective Time. However, if such Dissenting Stockholder owns, either actually or constructively under the provisions of Section 318 of the Code, any shares of Ashland Coal Preferred Stock that are exchanged in the Merger for Company Common Stock, the payment made to such Dissenting Stockholder could be treated as dividend income. In general, under Section 318 of the Code, a Holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, and stock that such stockholder, or related individuals or entities, have the right to acquire by exercising an option. Each Holder of Ashland Coal Preferred Stock who contemplates exercising dissenters' appraisal rights should consult such Holder's own tax advisor as to the possibility that any payment to such Holder will be treated as dividend income.

  No ruling has been or will be obtained from the Internal Revenue Service (the "IRS") in connection with the Merger. Each Holder should be aware that the Tax Opinions do not bind the IRS and the IRS is therefore not precluded from successfully asserting a contrary opinion. The Tax Opinions are subject to certain assumptions, and are subject to the truth and accuracy of certain representations made by Ashland Coal and the Company.

  The obligation of Ashland Coal to consummate the Merger is conditioned on the receipt by Ashland Coal of an opinion of its counsel, Kirkpatrick & Lockhart LLP, dated the date on which the Effective Time occurs, substantially to the effect that the Merger will be treated for federal income tax purposes either as a tax-free reorganization within the meaning of Section 368(a) of the Code or as a non-recognition exchange of stock pursuant to Section 351 of the Code. The obligation of the Company to consummate the Merger is conditioned on the receipt by the Company of an opinion of its counsel, Kelly, Hart & Hallman, P.C., dated as of the Effective Time, substantially to the effect that the Merger will be treated for federal income tax purposes either as a reorganization within the meaning of Section 368(a) of the Code or as a non-recognition exchange of stock pursuant to Section 351 of the Code. The opinions of Kirkpatrick & Lockhart LLP and Kelly, Hart & Hallman, P.C. referred to in this paragraph will be based in part upon certain assumptions and representations. Subject to the receipt of such representations, Kirkpatrick & Lockhart LLP and Kelly, Hart & Hallman, P.C. anticipate that they will render such opinions. If such opinions are not received, the Merger will not be consummated unless the conditions requiring their receipt are waived and the approval of the Ashland Coal stockholders is resolicited by means of an updated Proxy Statement/Prospectus. Ashland Coal and the Company currently anticipate that such opinions will be delivered and that neither Ashland Coal nor the Company will waive the conditions requiring receipt of such opinions. Such opinions will not be binding upon the IRS and no assurance can be given that the IRS will not take a contrary position.

REGULATORY APPROVALS

  Under the HSR Act and the rules promulgated thereunder, Ashland Inc. and Carboex were required to file pre-merger notifications and reports under the HSR Act with the United States Department of Justice or Federal Trade Commission in connection with the Merger. The required waiting periods under the HSR Act with respect thereto have been terminated. At any time before or after the Effective Time, such governmental agencies or others could take action under the antitrust laws with respect to the Merger, including seeking to enjoin the consummation of the Merger, to rescind the Merger or to require divestiture of substantial assets of the Company or Ashland Coal. There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or that if such a challenge were made that it would not be successful.

  Consummation of the Merger is conditioned upon the receipt of all material governmental authorizations, consents, orders and approvals, subject to waiver of such condition in accordance with the terms of the Merger Agreement. The Company and Ashland Coal intend to pursue vigorously all required regulatory approvals. However, there can be no assurance that such approvals will, in fact, be obtained, or, if obtained, as to the timing of their receipt. See "The Merger Agreement--Conditions."

RESALE RESTRICTIONS

  All shares of Company Common Stock received by Ashland Coal stockholders in the Merger will be freely transferable, except that shares of Company Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Ashland Coal prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities

Act (or Rule 144 in the case of such persons who become affiliates of the Company) or as otherwise permitted under the Securities Act. The Merger Agreement requires Ashland Coal to exercise its best efforts to cause each of its affiliates to execute a written agreement to the effect that such person will not offer or sell, transfer or otherwise dispose of any of the shares of Company Common Stock issued to such person in or pursuant to the Merger unless
(a) such sale, transfer or other disposition has been registered under the Securities Act, (b) such sale, transfer or other disposition is made in conformity with Rule 145 under the Securities Act or (c) in the opinion of counsel, such sale, transfer or other disposition is exempt from registration under the Securities Act. Shares of Common Stock owned by stockholders of the Company prior to the Merger, except for shares owned by "affiliates" of the Company, will be freely transferable after the Merger.

APPRAISAL RIGHTS

  Ashland Coal Common Stockholders. Pursuant to Section 262 of the DGCL, holders of Ashland Coal Common Stock will not be entitled to dissenters' appraisal rights in connection with the Merger.

  Ashland Coal Preferred Stockholders. Section 262 of the DGCL entitles any holder of record of shares of Ashland Coal Preferred Stock (including shares not entitled to vote on the approval and adoption of the Merger Agreement) who makes a written demand prior to the taking of the vote at the Ashland Coal Meeting and who follows the procedures prescribed by Section 262, to an appraisal of the "fair value" of all, but not less than all, of such shares by the Delaware Court of Chancery (the "Court"), and to the payment of such fair value by Ashland Coal, in lieu of receiving the consideration provided under the Merger Agreement.

  Set forth below is a summary of the procedures relating to the exercise of appraisal rights as provided in Section 262 of the DGCL. Such summary does not purport to be complete and is qualified in its entirety by reference to the full text of Section 262 attached hereto as Appendix C. Failure to comply with any of the required steps may result in termination of any appraisal rights the Dissenting Stockholder may have under the DGCL.

  Dissenting Stockholders who follow the procedures set forth in Section 262 of the DGCL may receive a cash payment from the Company equal to the fair value of their Dissenting Shares, determined exclusive of any element of value arising from the accomplishment or expectation of the Merger. Unless all the procedures set forth in Section 262 are followed by a stockholder who wishes to exercise appraisal rights, such stockholder will be bound by the terms of the Merger. Each stockholder electing to demand the appraisal of his or her shares must (i) deliver to Ashland Coal, prior to the Ashland Coal Meeting, a written demand for appraisal of the stockholder's shares, setting forth the stockholder's intent to demand an appraisal and giving the stockholder's identity and (ii) not vote such stockholder's shares in favor of the approval and adoption of the Merger Agreement. Within 10 days after the Effective Time, Ashland Coal shall notify each stockholder who has complied with these requirements that the Merger has become effective.

  Within 120 days after the Effective Time, any Dissenting Stockholder, upon written request, shall be entitled to receive a statement from Ashland Coal, setting forth the aggregate number of shares which were not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Ashland Coal shall then mail such written statement to the Dissenting Stockholder as set forth in
Section 262 of the DGCL.

  Within 120 days after the Effective Time, a Dissenting Stockholder who has perfected rights of appraisal as set forth in Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Court demanding a determination of the value of all of such Dissenting Shares. Upon the filing of any such petition by a Dissenting Stockholder, such Dissenting Stockholder is required to serve a copy thereof upon Ashland Coal. At the hearing on such petition, the Court shall determine the Dissenting Stockholders that have complied with the provisions of Section 262 of the DGCL and have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. Failure to comply with such a demand by the Court could result in dismissal of the proceedings as to such stockholder. The Delaware Register in Chancery, if so ordered, shall give notice of the time and place fixed for the hearing of the petition by registered or certified mail to the Company and to the stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by Ashland Coal. Notice shall also be given by one or more publications at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by Ashland Coal.

  After determining the Dissenting Stockholders entitled to an appraisal, the Court shall appraise the Dissenting Shares by determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Court is to take into account all relevant factors. The Delaware Supreme Court has stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that, in making this determination of fair value, the Court must consider "market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merger corporation." The Delaware Supreme Court has also held that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." The Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal before a final determination of all stockholders entitled to an appraisal.

  The Court shall direct the payment of the fair value of the shares, together with interest thereon, if any, by Ashland Coal to the stockholders entitled to payment. Payment shall be made to the holders of Dissenting Shares only upon the surrender to Ashland Coal of the certificates representing such Dissenting Shares. The costs of the proceedings shall be allocated between the parties in the manner that the Court deems equitable in the circumstances. Upon application of a Dissenting Stockholder, the Court may order all or a portion of the expenses incurred in connection with the appraisal proceeding, including reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all of the shares entitled to an appraisal.

  From and after the Effective Time, no Dissenting Stockholder shall be entitled to vote or to receive payment of dividends or other distributions on his or her Dissenting Shares (except for dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time).

  Any Dissenting Stockholder may, within 60 days after the Effective Time, withdraw such demand and accept the terms of the Merger. No such demand may be withdrawn after the expiration of the 60 day period, however, unless Ashland Coal shall consent thereto. If no petition for an appraisal of such Dissenting Shares by the Court shall have been filed within the time provided in Section 262(e) of the DGCL, or if the Dissenting Stockholder delivers a written withdrawal of his or her demand for an appraisal and an acceptance of the Merger, either within 60 days after the Effective Time or thereafter with the written approval of Ashland Coal, the right of such Dissenting Stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court shall be dismissed as to any Dissenting Stockholder without the approval of the Court, which may be conditioned upon such terms as the Court deems just.

  A VOTE AGAINST APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WILL NOT SATISFY THE REQUIREMENT FOR A WRITTEN DEMAND FOR APPRAISAL.

  Exercise of the right to an appraisal under the DGCL may result in a judicial determination that the "fair value" of Dissenting Shares is higher or lower than the value of the shares of Company Common Stock to be received in respect thereof pursuant to the Merger Agreement. If Ashland Coal complies with the requirements of the DGCL, any stockholder who fails to comply with the requirements of the DGCL will be without a statutory remedy for the recovery of the value of his or her shares or for money damages to the stockholder with respect to the Merger.

  Reference is made to Appendix C attached hereto for the complete text of the provisions of Section 262 of the DGCL relating to the rights of Dissenting Stockholders. Statements made in this Proxy Statement/Prospectus summarizing those provisions are qualified in their entirety by reference to Appendix C. The provisions are technical in nature and complex. It is suggested that any stockholder who desires to exercise rights to an appraisal of shares of Ashland Coal Preferred Stock consult counsel. Failure to comply strictly with the provisions of the statute may defeat a stockholder's right to an appraisal.

  Performance of the Voting Agreements will result in the inability of holders of Ashland Coal Preferred Stock to perfect dissenters' appraisal rights.

                             THE MERGER AGREEMENT

  Following is a summary of the material terms of the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement/Prospectus and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement. Stockholders of Ashland Coal are urged to read the Merger Agreement in its entirety for a more complete description of the Merger.

THE MERGER

  The Merger Agreement provides that, following the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of Ashland Coal, and the satisfaction or waiver of the other conditions to the Merger, Merger Sub will be merged with and into Ashland Coal, whereupon Ashland Coal will be a subsidiary of the Company.

  If all such conditions to the Merger are satisfied or waived, the Merger will become effective upon the filing of a duly executed Certificate of Merger with the Secretary of State of the State of Delaware, or at such time thereafter as is provided in the Certificate of Merger.

  At the Effective Time, the Company Certificate and Company Bylaws set forth in Annexes A and B to the Merger Agreement, respectively, will become effective.

CONVERSION OF SECURITIES

  Upon consummation of the Merger, pursuant to the Merger Agreement, each issued and outstanding share of Ashland Coal Common Stock (other than shares owned by the Company or any subsidiary of the Company, or shares held in Ashland Coal's treasury immediately prior to the Effective Time, all of which will be canceled) will be converted into the right to receive one share of Company Common Stock, and each share of Ashland Coal Preferred Stock (other than shares owned by the Company or any subsidiary of the Company, or shares held in Ashland Coal's treasury immediately prior to the Effective Time, all of which will be canceled, and other than Dissenting Shares) will be converted into the right to receive 20,500 shares of Company Common Stock.

  Promptly after the Effective Time, the Exchange Agent will mail transmittal forms and exchange instructions to each holder of record of Ashland Coal Common Stock and each holder of record of Ashland Coal Preferred Stock to be used to surrender and exchange certificates evidencing shares of Ashland Coal Common Stock and Ashland Coal Preferred Stock for certificates evidencing the shares of Company Common Stock to which such holder has become entitled. After receipt of such transmittal forms, each holder of certificates formerly representing Ashland Coal Common Stock and Ashland Coal Preferred Stock will be able to surrender such certificates to the Exchange Agent, and each such holder will receive in exchange therefor certificates evidencing the number of shares of Company Common Stock to which such holder is entitled. Such transmittal forms will be accompanied by instructions specifying other details of the exchange. ASHLAND COAL STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE A TRANSMITTAL FORM.

  After the Effective Time, each certificate evidencing Ashland Coal Common Stock or Ashland Coal Preferred Stock, until so surrendered and exchanged, will be deemed, for all purposes, to evidence only the right to receive the number of shares of Company Common Stock which the holder of such certificate is entitled to receive, without interest. The holder of such unexchanged certificate will not be entitled to receive any dividends or other distributions payable by the Company until the certificate has been exchanged. Following such exchange, such dividends or other distributions will be paid to the holder entitled thereto, without interest.

  The Company or the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable or issuable pursuant to the Merger Agreement to any holder of Ashland Coal Common Stock or Ashland Coal Preferred Stock such amounts as the Company or the Exchange Agent is required to deduct and withhold with respect to the making of such payment or issuance under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Company or the Exchange Agent, such withheld amounts shall be treated as having been paid to the holder of shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock in respect of which such deduction and withholding was made by the Company or the Exchange Agent.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various customary representations and warranties of the Company and Ashland Coal (which will terminate upon consummation of the Merger) relating to, among other things, (a) the corporate organization and qualification of each of the Company and Ashland Coal and their respective subsidiaries and certain similar corporate matters; (b) the capital structure of each of the Company and Ashland Coal; (c) the authorization, execution, delivery and enforceability of the Merger Agreement and the consummation of the transactions contemplated thereby and related matters; (d) required governmental filings and absence of violations under charters, bylaws, and certain instruments and laws; (e) financial statements of each of the Company and Ashland Coal; (f) the absence of undisclosed liabilities; (g) the absence of certain material adverse changes or events;
(h) litigation; (i) taxes, tax returns and audits; (j) employee benefits;
(k) environmental matters; (l) brokers and finders; (m) certain tax matters;
(n) labor matters; (o) properties; (p) intellectual property; (q) insurance;
(r) employment and change of control agreements; (s) certain "related party" transactions; (t) the accuracy of information supplied by each of the Company and Ashland Coal in connection with the Registration Statement and this Proxy Statement/Prospectus; (u) restrictions on business activities; (v) benefit matters; and (w) material agreements.

CERTAIN COVENANTS

  Pursuant to the Merger Agreement, each of the Company and Ashland Coal has agreed that, during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement in accordance with its terms or the Effective Time, except as otherwise disclosed to the other in writing in connection with the Merger Agreement or consented to in writing by the other, it and each of its subsidiaries will, with certain exceptions: (a) carry on its business in the ordinary course in substantially the same manner as previously conducted; (b) pay its debts and taxes when due subject to good faith disputes over such debts or taxes, and pay or perform other obligations when due; (c) use reasonable efforts consistent with past practices to preserve intact its present business organization; (d) except in the ordinary course of business, not acquire any stock or other interest in or purchase any assets of any business organization or entity; (e) not sell, lease, assign, transfer or otherwise dispose of any of its assets, nor create any mortgage, security interest or other lien thereon, except in the ordinary course of business; (f) not incur any indebtedness for borrowed money or any obligation under any guarantee except in the ordinary course of business consistent with past practice; (g) not (i) alter, amend or repeal any provision of its Certificate of Incorporation or Bylaws; (ii) change the number of its directors (other than as a result of the death, retirement or resignation of a director); (iii) except in the ordinary course of business, form or acquire any subsidiaries; (iv) except in the ordinary course of business, enter into, modify or terminate any material contract or agreement to which it is a party or agree to do so; (v) modify certain employment agreements; or (vi) incur any obligation for the payment of any bonus, additional salary or compensation or retirement, termination, welfare or severance benefits payable or to become payable to any of its employees or other persons, except in any such case for obligations incurred in the ordinary course of business and consistent with past practice and such matters as are required pursuant to the terms of any existing employment agreement or benefit plan; (h) pay and discharge all material taxes imposed upon it; (i) not declare, set aside, make or pay any dividends or other distributions with respect to its capital stock except for cash dividends not to exceed, in the case of the Company, dividends on Company Common Stock aggregating not more than 108.33% of the aggregate cash dividends paid on Ashland Coal Common Stock and Ashland Coal Preferred Stock after December 31, 1996, or, in the case of Ashland Coal, $0.115 per share of Ashland Coal Common Stock per quarter and regular cash dividends on shares of Ashland Coal Preferred Stock, or purchase or redeem any shares of its capital stock; (j) not authorize or make any capital expenditure otherwise than in the ordinary course of business; or (k) with certain exceptions, not increase the number of shares authorized or issued and outstanding of its capital stock, nor grant any option, warrant, call, commitment, right or agreement of any character relating to its capital stock, nor issue or sell any shares of its capital stock or securities convertible into such capital stock, or any bonds, promissory notes, debentures or other corporate securities.

INDEMNIFICATION AND INSURANCE

  The Merger Agreement provides that Ashland Coal shall, and from and after the Effective Time, the Company shall, indemnify, defend and hold harmless each person who was as of the date of the Merger Agreement an officer or director of Ashland Coal or any of its subsidiaries, as the case may be, against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of it or any of its subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), and all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent that a corporation is permitted under applicable law to indemnify its own directors or officers.

  The Merger Agreement provides that, subject to certain limitations, the Company will maintain in effect for a specified period policies of directors' and officers' liability insurance coverage, including coverage with respect to claims arising from acts, omissions or other events which occur prior to or as of the Effective Time.

ASHLAND COAL STOCK PLANS

  For a description of the provisions of the Merger Agreement relating to the Ashland Coal Stock Plans and the Ashland Coal Options outstanding thereunder and to the Ashland Coal DRP, see "The Merger--Ashland Coal Stock Option Plans; and "The Merger--Ashland Coal Dividend Reinvestment Plan."

CONDITIONS

  The respective obligations of the Company and Ashland Coal to effect the Merger are subject to the following conditions, among others: (a) the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the stockholders of Ashland Coal; (b) the expiration or termination of any waiting period applicable to the consummation of the Merger under the HSR Act;
(c) the receipt of all material governmental authorizations, consents, orders or approvals; (d) the effectiveness of the Registration Statement, which shall not be the subject of a stop order or proceedings seeking a stop order; (e) the absence of any temporary restraining order, preliminary or permanent injunction or other order to be in effect that prevents, or seeks to prevent, the consummation of the Merger; (f) no statute, rule, regulation, or order shall be enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; (g) the approval and adoption of the Company Certificate and Company Bylaws; (h) receipt by each of the Company and Ashland Coal of an opinion of counsel, dated the date on which the Effective Time occurs, to the effect that the Merger will be treated for federal income tax purposes either as a tax-free reorganization within the meaning of Section 368(a) of the Code or as a non-recognition exchange of stock pursuant to Section 351 of the Code; (i) receipt by the Company of all state securities or "Blue Sky" permits and other authorizations necessary to issue shares of Company Common Stock pursuant to the Merger; (j) the obtaining of material third-party consents required to consummate the Merger; (k) the accuracy in all material respects of the representations and warranties of the other party set forth in the Merger Agreement; and (l) the performance in all material respects of all obligations of the other party required to be performed under the Merger Agreement.

TERMINATION; EXPENSES

  The Merger Agreement may be terminated at any time prior to the Effective
Time:

    (a) by mutual written consent of the Company and Ashland Coal;

    (b) by either the Company or Ashland Coal if the Merger shall not have been consummated by September 30, 1997 (provided that the right to terminate the Merger Agreement under this clause shall not be available to any party whose failure to fulfill any material obligation under the Merger Agreement has been a cause of or resulted in the failure of the Merger to occur on or before such date);

    (c) by either the Company or Ashland Coal if a court of competent jurisdiction or other Governmental Entity (as defined in the Merger Agreement) shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

    (d) by either the Company or Ashland Coal, if, at the Ashland Coal Meeting (including any adjournment or postponement), the requisite vote of the stockholders of Ashland Coal in favor of the Merger Agreement and the Merger shall not have been obtained; or

    (e) by either the Company or Ashland Coal, if (i) the other party has breached any representation or warranty contained in the Merger Agreement, and such breach shall not have been cured prior to the Effective Time (except where such breach would not have a material adverse effect on the party having made such representation or warranty and its subsidiaries taken as a whole and would not have a material adverse effect upon the Company), or (ii) there has been a material breach of a material covenant or agreement set forth in the Merger Agreement on the part of the other party, which shall not have been cured within two business days following receipt by the breaching party of written notice of such breach from the other party.

  In the event of any termination of the Merger Agreement by either the Company or Ashland Coal as provided above, the Merger Agreement will become void and there will be no liability or obligation on the part of the Company, Ashland Coal, or their respective officers, directors, stockholders or affiliates, except as set forth in the Merger Agreement and to the extent that such termination results from the willful breach by a party of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

  Whether or not the Merger is consummated, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, except that the Company shall bear 52% and Ashland Coal shall bear 48% of all reasonable fees and expenses incurred in relation to the preparation and filing of Pre-Merger Notification and Report forms by stockholders of Ashland Coal under the HSR Act with respect to the Merger, and the printing and filing of this Proxy Statement/Prospectus and the Registration Statement.

AMENDMENT AND WAIVER

  The Merger Agreement may be amended at any time by action taken or authorized by the respective Boards of Directors of the Company and Ashland Coal, but after approval by the stockholders of Ashland Coal of the Merger Agreement and the transactions contemplated thereby, no amendment shall be made which by law requires further approval by such stockholders without such further approval. The Company and Ashland Coal, by action taken or authorized by their respective Boards of Directors, may extend the time for performance of the obligations or other acts of the other parties to the Merger Agreement, may waive inaccuracies in the representations or warranties contained in the Merger Agreement and may waive compliance with any agreements or conditions contained in the Merger Agreement.

                               OTHER AGREEMENTS

THE VOTING AGREEMENTS

  Following is a summary of the Voting Agreements. Such summary is qualified in its entirety by reference to the full text of the form of Voting Agreement attached to this Proxy Statement/Prospectus as Appendix D.

  Pursuant to the Voting Agreements, Ashland Inc. and Carboex (each, a "Stockholder") have each agreed that, until the earlier of (i) the Effective Time or (ii) the date on which the Merger Agreement is terminated in accordance with its terms (the earlier of such time and such date being referred to herein as the "Stockholder Expiration Date"), the Stockholder will vote, or take action by written consent with respect to, all of such Stockholder's shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock, as the case may be, in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, as such Merger Agreement may be modified or amended from time to time (but not to reduce the consideration to be received thereunder).

  At the request of the Company, the Stockholder will execute and deliver to the Company an irrevocable proxy and irrevocably appoint the Company or its designee such Stockholder's attorney and proxy to vote or give consent with respect to all of such Stockholder's shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock, as the case may be, for the purposes set forth above. Any such proxy will terminate on the Stockholder Expiration Date.

  Each Voting Agreement contains the agreement of the Stockholder that, among other things, until the Stockholder Expiration Date, such Stockholder: (a) will not, and will not agree to, sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of any of such Stockholder's shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock (or any interest therein); and (b) other than as expressly contemplated by the Voting Agreement, will not grant any powers of attorney or proxies or consents in respect of any of such Stockholder's shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock, deposit any of such Stockholder's shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock into a voting trust, enter into a voting agreement with respect to any of such Stockholder's shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock or otherwise restrict the ability of the holder of any of such Stockholder's shares of Ashland Coal Common Stock or Ashland Coal Preferred Stock freely to exercise all voting rights with respect thereto.

THE REGISTRATION RIGHTS AGREEMENT

  The Company, Ashland Inc., the Hunt Entities and Carboex are parties to the Registration Rights Agreement, which will become effective upon consummation of the Merger. Pursuant to the Registration Rights Agreement, certain of such stockholders will have certain rights to require the Company to register the sale of such stockholder's shares of Company Common Stock under the Securities Act, and, subject to certain limitations, all such stockholders will have certain incidental rights to include shares of Company Common Stock in registration statements filed under the Securities Act with respect to offerings of Company Common Stock by other stockholders or the Company.

THE CARBOEX AGREEMENTS

  The following agreements (the "Carboex Agreements") have been entered into to replace and terminate existing agreements between Carboex, its affiliate, Sociedad Espanola de Carbon Exterior, S.A. ("Carboex, S.A.") and Ashland Coal. None of the Carboex Agreements will become effective until the Effective Time.

  Coal Off-Take Agreement. The Company and Carboex have entered into a Coal Off-Take Agreement that grants certain priority rights to Carboex with respect to the Company's annual supply of coal that is not otherwise committed. This Coal Off-Take Agreement provides that so long as Carboex owns at least 63% of the Company Common Stock to be acquired by Carboex in the Merger, it will have the right to purchase 10% of the coal produced by the Company in any fiscal year, to the extent not previously committed for sale to third parties.

Carboex will be required to pay prevailing market prices for any coal acquired under the Coal Off-Take Agreement.

  Sales Agency Agreement. The Company and Carboex S.A. have entered into a Sales Agency Agreement whereby Carboex S.A. is appointed the exclusive sales agent for the Company and its subsidiaries for selling coal to Spanish and Moroccan "Customers" for consumption in Spain and/or Morocco. Under this agreement, "Customers" include companies that consume coal in Spain and/or Morocco, companies that are owned principally by Spanish and/or Moroccan interests and companies that are part of a business enterprise whose controlling management is headquartered in Spain or Morocco. Carboex S.A. will be entitled to receive a commission equal to 2% of the selling price of the coal FOB the mine, payable only upon delivery of the coal and receipt of payment by the Company. Under this agreement, Carboex S.A. will have no authority to bind the Company or its subsidiaries. The Sales Agency Agreement will be subject to termination in the event Carboex or its affiliates no longer own at least 63% of the Company Common Stock acquired by Carboex in the Merger.

  Coal Sales Agency Agreement. Under a Coal Sales Agency Agreement dated December 12, 1991, as amended, Carboex and Saarbergwerke AG ("Saarberg"), a German corporation, together act as Ashland Coal's exclusive agent for the purpose of selling high volatile metallurgical coal PCI product from reserves controlled by Ashland Coal's subsidiaries for use in the steel making process to customers within an area comprised of Europe, several neighboring Mediterranean countries and the former Soviet Union. The Company, Ashland Coal, Carboex and Saarberg have entered into an Assignment, Assumption and Amendment of Coal Sales Agency Agreement (the "Coal Sales Agency Agreement") pursuant to which Ashland Coal has assigned, as of the Effective Time, the Coal Sales Agency Agreement to the Company and the Company has assumed the obligations of Ashland Coal under the Coal Sales Agency Agreement. The Coal Sales Agency Agreement will terminate December 31, 2004. Under the Coal Sales Agency Agreement the Company must make available for sale a minimum of 250,000 tons of high volatile metallurgical coal per year. Carboex and Saarberg have certain options to request PCI product in substitution for high volatile metallurgical coal.

  Shareholder Services Contract. Pursuant to a Shareholder Services Contract between the Company and Carboex (the "Services Contract") the Company will provide certain business services to Carboex in connection with Carboex's other coal investments. The fees Carboex is required to pay for such services are calculated by reference to an agreed hourly rate for the Company employee providing the service. The Services Contract will be subject to termination in the event Carboex or its affiliates no longer own at least 63% of the Company Common Stock acquired by Carboex in the Merger.

THE STOCKHOLDERS AGREEMENT

  Pursuant to the Stockholders Agreement, the Company has agreed to nominate for election as a director of the Company a person designated by Carboex, and Ashland Inc. has agreed, among other things, to vote its shares of Company Common Stock in a manner sufficient to cause the election of such nominee. In addition, pursuant to the Stockholders Agreement, Ashland Inc. has agreed that if it or any of its affiliates desire to sell or otherwise dispose of (other than pursuant to a public offering or pursuant to the Registration Rights Agreement described above) 50% or more of the shares of Company Common Stock then held by Ashland Inc. and its affiliates to an Industrial Buyer (as defined in the Stockholders Agreement) or 20% or more of the total outstanding shares of Company Common Stock to an Industrial Buyer then, subject to the satisfaction of certain conditions, Carboex will have the right to sell or otherwise dispose of all of the shares of Company Common Stock then held by it in such transaction. The Stockholders Agreement provides that it will terminate if (i) the Company merges or consolidates with any other corporation and the Company is not the surviving corporation of such transaction, or the Company sells all or substantially all of its property, assets and businesses, or (ii) Carboex owns beneficially less than 63% of the shares of Company Common Stock acquired by it in the Merger. In addition, the Stockholders Agreement will terminate as to Ashland Inc. if at any time it and its affiliates become the beneficial owners of less than 10% of outstanding voting stock of the Company.

  Carboex, Ashland Inc. and the Company are also parties to an agreement pursuant to which the Company has agreed that Carboex may have a nonvoting observer in attendance at all regular and special meetings of the

Company's Board of Directors or certain Committees of the Board, for so long as Carboex or its affiliates owns at least 63% of the Company Common Stock acquired by Carboex in the Merger. The Agreement further provides that its Board of Directors may nonetheless meet without attendance of the nonvoting observer whenever in the best interest of the Company.

AGREEMENT FOR TERMINATION OF VOTING AGREEMENT AND NOMINATION OF DIRECTORS

  In connection with the Merger Agreement, the Company, Ashland Inc. and certain of the Hunt Entities entered into an agreement to terminate an existing agreement among them pertaining to the voting of the Company's shares in the election of directors. As part of that agreement the Company has agreed for so long as the Hunt Entities have the collective voting power to elect, by cumulative voting, one or more persons to serve on the Board of Directors of the Company, to nominate for election as directors of the Company that number of persons designated by certain of the Hunt Entities that could be elected to the Board by exercise of such cumulative voting power.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The following unaudited pro forma financial statements give effect to the Merger, the issuance of shares of Company Common Stock to the stockholders of Ashland Coal and the substitution of options to purchase Company Common Stock for Ashland Coal Options pursuant to the Company Incentive Plan. The unaudited pro forma balance sheet is based on the respective balance sheets of the Company and Ashland Coal and has been prepared to reflect the Merger as of March 31, 1997. The unaudited pro forma statements of operations are based upon the respective statements of operations of the Company and Ashland Coal and combine the results of operations of the Company and Ashland Coal for the year ended December 31, 1996 and for the three months ended March 31, 1997, as if the Merger had been consummated on January 1, 1996 and January 1, 1997, respectively. The unaudited pro forma financial statements do not reflect any cost savings or other synergies that may result from the Merger. In the opinion of the managements of the Company and Ashland Coal, all adjustments necessary to present pro forma financial statements have been made.

  The unaudited pro forma financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto of the Company included elsewhere herein and of Ashland Coal incorporated herein by reference. The unaudited pro forma financial statements do not purport to be indicative of the results of operations or financial position that would have occurred had the Merger occurred as of the beginning of the period or as of the date indicated or of the financial position or results of operations that may be obtained in the future.

  The Merger will be accounted for under the purchase method of accounting. Accordingly, the cost to acquire Ashland Coal will be allocated to the assets acquired and liabilities assumed according to their respective fair values. The final allocation of such cost is dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a final allocation in the accompanying pro forma financial statements. Accordingly, the cost allocation adjustments are preliminary and have been made solely for the purpose of preparing such pro forma financial statements.

  Adjustments to the preliminary allocation likely would result in changes to amounts assigned to coal reserves, plant and equipment and coal supply agreements and accordingly could impact depreciation, depletion and amortization charged to future periods. Although not expected to be material, the likely impact of the final allocation is not reasonably known.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 31, 1997
                                 (IN THOUSANDS)

                                                          PURCHASE
                                  COMPANY   ASHLAND COAL ACCOUNTING
                                 HISTORICAL  HISTORICAL  ADJUSTMENTS     PRO FORMA
                                 ---------- ------------ -----------     ----------
            ASSETS
 CURRENT ASSETS
 Cash and cash equivalents....    $ 13,660    $ 11,396    $    --        $   25,056
 Trade accounts receivable....      82,246      68,676         --           150,922
 Other receivables............       3,744       6,447         --            10,191
 Inventories..................      37,422      40,366         --            77,788
 Prepaid royalties............       3,897      16,829         --            20,726
 Deferred income taxes........      14,500       2,161         --            16,661
 Prepaid expenses and other
  assets......................       5,581       2,666         --             8,247
                                  --------    --------    --------       ----------
  Total current assets........     161,050     148,541         --           309,591
                                  --------    --------    --------       ----------
 PROPERTY, PLANT AND
  EQUIPMENT, NET                   552,056     562,749      49,821 (1)    1,164,626
                                  --------    --------    --------       ----------
 OTHER ASSETS
 Prepaid royalties............       3,723      73,393     (59,008)(1)       18,108
 Coal supply agreements less
  accumulated amortization....      81,254      26,675      96,325 (1)      204,254
 Deferred income taxes........      64,639         --      (49,655)(2)       14,984
 Receivables and other
  assets......................       9,885      13,316     (10,046)(1)       13,155
                                  --------    --------    --------       ----------
                                   159,501     113,384     (22,384)         250,501
                                  --------    --------    --------       ----------
  Total assets................    $872,607    $824,674    $ 27,437       $1,724,718
                                  ========    ========    ========       ==========
 LIABILITIES AND STOCKHOLDERS'
             EQUITY
 CURRENT LIABILITIES
 Accounts payable.............    $ 41,728    $ 52,202    $    --        $   93,930
 Accrued expenses.............      76,309      33,975       4,500 (3)      114,784
 Current portion of long-term
  debt........................         --       40,762         --            40,762
                                  --------    --------    --------       ----------
  Total current liabilities...     118,037     126,939       4,500          249,476
 Long-term debt...............     190,537     128,609      20,100 (4)      339,246
 Accrued postretirement
  benefits....................     230,114      83,503     (28,567)(5)      285,050
 Accrued reclamation and mine
  closure.....................      95,552      11,720         --           107,272
 Accrued workers'
  compensation................      69,448      22,696         --            92,144
 Deferred income taxes........         --       15,923     (15,923)(2)          --
 Other noncurrent
  liabilities.................      27,873      20,790        (933)(6)       47,730
                                  --------    --------    --------       ----------
                                   731,561     410,180     (20,823)       1,120,918
                                  --------    --------    --------       ----------
 STOCKHOLDERS' EQUITY
 Convertible preferred stock..         --       67,841     (67,841)(7)          --
 Common stock.................         209         138          49 (8)          396
 Paid-in capital..............       8,392     109,689     352,878 (9)      470,959
 Retained earnings............     132,445     242,262    (242,262)(10)     132,445
 Less: treasury common stock
  at cost.....................         --       (5,436)      5,436 (11)         --
                                  --------    --------    --------       ----------
  Total stockholders' equity..     141,046     414,494      48,260          603,800
                                  --------    --------    --------       ----------
  Total liabilities and
   stockholders' equity.......    $872,607    $824,674    $ 27,437       $1,724,718
                                  ========    ========    ========       ==========

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The purchase price of Ashland Coal and allocation of purchase price are as follows:

Ashland Coal Common Stock outstanding at March 31, 1997 (including
 Ashland Coal preferred stock, as if converted in the Merger).....    18,643
Purchase price per share..........................................  $  24.50(12)
                                                                    --------
Purchase price of Ashland Coal....................................  $456,754
Fair value of options.............................................     6,000
Transaction related fees..........................................     4,500
                                                                    --------
Total purchase price..............................................  $467,254
                                                                    ========

Historical net book value of Ashland Coal at March 31, 1997........... $414,494
Adjustments for valuing Ashland Coal assets and liabilities:
Prepaid royalties.....................................................  (59,008)
Deferred income taxes.................................................  (40,254)
Other assets..........................................................  (10,046)
Coal supply agreements................................................   96,325
Property, plant and equipment.........................................   56,343
Long-term debt (current and noncurrent)...............................  (20,100)
Accrued postretirement benefits other than pensions...................   28,567
Other long-term liabilities...........................................      933
                                                                       --------
Total purchase price.................................................. $467,254
                                                                       ========

--------
 (1) To adjust prepaid royalties, property, plant and equipment, coal supply agreements and other long-term assets, including interest rate swap agreements, to their estimated fair value. A substantial portion of the excess purchase price has been allocated to coal reserves principally because of higher productivities and technological advances that occurred since the acquisition of the coal reserves combined with the expectation of increased values of compliance and low-sulfur coal due to the Clean Air Act Amendments. The value assigned to coal supply agreements is associated with contracts signed in earlier years when spot market prices were higher versus the current spot market prices.
 (2) To record deferred income taxes for the book and tax differences of the purchase accounting adjustments, and to reflect the reclassification of deferred income tax liability to deferred income tax asset.
 (3) To record transaction related fees.
 (4) To adjust long-term debt to estimated fair value based on current interest rates.
 (5) To adjust the liability for postretirement benefits other than pensions to equal the accumulated projected benefit obligation.
 (6) To eliminate the deferred gain on sale and leaseback of assets ($2,119) and to increase the pension liability ($1,186) to equal the projected benefit obligation in excess of plan assets.
 (7) To reflect the conversion of preferred stock to common stock.
 (8) To reflect the elimination of $138 of Ashland Coal common stock and the addition of common stock issued by the Company (18,643 shares at $.01 per share).
 (9) To reflect the elimination of $109,689 of Ashland Coal paid-in capital and the addition of paid-in capital resulting from the common stock and options issued by the Company totaling $462,567.
(10) To eliminate retained earnings.
(11) To eliminate treasury stock.
(12) Represents the average market price of Ashland Coal common stock for several days before and after March 25, 1997, the date the parties agreed to the purchase price.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                         YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                            COMPANY   ASHLAND COAL   PRO FORMA    PRO FORMA
                           HISTORICAL  HISTORICAL   ADJUSTMENTS    COMBINED
                           ---------- ------------  -----------   ----------
Revenues:
  Coal sales.............   $750,123    $565,174      $   --      $1,315,297
  Other revenues.........     25,682      12,030          --          37,712
                            --------    --------      -------     ----------
                             775,805     577,204          --       1,353,009
Costs and Expenses:
  Cost of coal sales.....    667,878     508,960        2,346(1)   1,179,184
  Selling, general and
   administrative
   expenses..............     20,435      23,078          --          43,513
  Amortization of coal
   supply agreements.....     12,604       3,786       13,933(2)      30,323
  Other expenses.........     18,776       9,559          --          28,335
                            --------    --------      -------     ----------
Income from operations...     56,112      31,821      (16,279)        71,654
Interest Expense, Net:
  Interest expense.......    (18,783)    (17,905)       4,957(3)     (31,731)
  Interest income........      1,191         417          --           1,608
                            --------    --------      -------     ----------
Income before income
 taxes...................     38,520      14,333      (11,322)        41,531
Provision (benefit) for
 income taxes............      5,500      (2,180)      (4,415)(4)     (1,095)(5)
                            --------    --------      -------     ----------
Net income...............     33,020      16,513       (6,907)        42,626
Dividends on preferred
 stock...................        --       (2,810)       2,810(6)         --
                            --------    --------      -------     ----------
Income applicable to
 common stock............   $ 33,020    $ 13,703      $(4,097)    $   42,626
                            ========    ========      =======     ==========
Earnings per common share
  Primary................   $   1.58    $    .87                  $     1.07
                            ========    ========                  ==========
  Fully diluted..........   $   1.58    $    .86                  $     1.07
                            ========    ========                  ==========
Average shares
 outstanding.............     20,948      18,105(7)                   39,660(8)
                            ========    ========                  ==========

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

  (1) To record net charges associated with adjusting the fair value of prepaid royalties, property, plant and equipment, and other assets. Additions to property, plant and equipment, including coal reserves, is assumed to be depreciated or depleted over 15 years.
  (2) To record net charges associated with adjusting the fair value of coal supply agreements with an average life of approximately seven years.
  (3) To record the reduction in interest expense on $152.9 million of fixed rate long-term debt to reflect current market interest rates (6.75% current rate versus average 9.75% stated rate) and a reduction in amortization of deferred debt issuance cost.
  (4) To record the tax effect of 39% of the pro forma adjustments. The tax rate of 39% represents the combined federal and state statutory rates.
  (5) The effective tax rate is substantially less than 39% primarily due to benefits derived from percentage depletion. The purchase price adjustments will not affect percentage depletion.
  (6) To eliminate dividends related to the Ashland Coal preferred stock.
  (7) Assumes conversion of preferred stock at a rate of 18,346 per share.
  (8) Shares outstanding include 20,948 of Company shares outstanding as adjusted for the stock split, 18,643 shares issued to acquire Ashland Coal assuming conversion of preferred stock at a rate of 20,500 per share, and 69 shares related to stock options that are dilutive.

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                       THREE MONTHS ENDED MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                               COMPANY   ASHLAND COAL   PRO FORMA    PRO FORMA
                              HISTORICAL  HISTORICAL   ADJUSTMENTS   COMBINED
                              ---------- ------------  -----------   ---------
Revenues:
 Coal Sales.................   $192,328    $163,104      $   --      $355,432
 Other revenues.............      5,091       3,504          --         8,595
                               --------    --------      -------     --------
                                197,419     166,608          --       364,027
Costs and Expenses:
 Cost of coal sales.........    171,623     136,627          587(1)   308,837
 Selling, general and
  administrative expenses...      4,897       2,915          --         7,812
 Amortization of coal supply
  agreements................      2,116       1,037        3,483(2)     6,636
 Other expenses.............      2,470       7,303          --         9,773
                               --------    --------      -------     --------
Income from operations......     16,313      18,726       (4,070)      30,969
Interest Expense, Net:
  Interest expense..........     (3,553)     (4,034)       1,239(3)    (6,348)
  Interest income...........        260          72          --           332
                               --------    --------      -------     --------
Income before income taxes..     13,020      14,764       (2,831)      24,953
Provision for income taxes..      2,600       2,480       (1,104)(4)    3,976(5)
                               --------    --------      -------     --------
Net income..................     10,420      12,284       (1,727)      20,977
Dividends on preferred
 stock......................        --         (699)         699(6)       --
                               --------    --------      -------     --------
Income applicable to common
 stock......................   $ 10,420    $ 11,585      $(1,028)    $ 20,977
                               ========    ========      =======     ========
Earnings per common share
 Primary....................   $    .50    $    .67                  $   0.53
                               ========    ========                  ========
 Fully diluted..............   $    .50    $    .65                  $   0.53
                               ========    ========                  ========
Average shares outstanding..     20,948      18,105(7)                 39,660(8)
                               ========    ========                  ========

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

  (1) To record net charges associated with adjusting the fair value of prepaid royalties, property, plant and equipment, and other assets. Additions to property, plant and equipment, including coal reserves, is assumed to be depreciated or depleted over 15 years.
  (2) To record net charges associated with adjusting the fair value of coal supply agreements with an average life of approximately seven years.
  (3) To record the reduction in interest expense on $152.9 million of fixed rate long-term debt to reflect current market interest rates (6.75% current rate versus average 9.75% stated rate) and a reduction in amortization of deferred debt issuance cost.
  (4) To record the tax effect of 39% of the pro forma adjustments. The tax rate of 39% represents the combined federal and state statutory rates.
  (5) The effective tax rate is substantially less than 39% primarily due to benefits derived from percentage depletion.
  (6) To eliminate dividends related to the Ashland Coal preferred stock.
  (7) Assumes conversion of preferred stock at a rate of 18,346 per share.
  (8) Shares outstanding include 20,948 of Company shares outstanding as adjusted for the stock split, 18,643 shares issued to acquire Ashland Coal assuming conversion of preferred stock at a rate of 20,500 per share and 69 shares related to stock options that are dilutive.

                      INFORMATION CONCERNING THE COMPANY

GENERAL

  The Company, incorporated in 1969, is a growth-oriented United States coal producer that markets its coal products primarily to domestic electric utilities. During 1996, the Company produced approximately 26.9 million tons of coal from 17 mines located in the Appalachian, Illinois Basin and Wyoming coal fields. Two-thirds of the Company's approximately 1.5 billion tons of reserves are low-sulfur reserves, most of which are located in Central Appalachia. More than half of the Company's reserves are owned in fee, with the balance controlled under lease.

  The Company operates principally through its independently managed Apogee Coal Company ("Apogee") and Catenary Coal Holdings, Inc. ("CCHI") mining subsidiaries. In addition, Ark Land Company ("Ark Land") provides land management services, Arch Coal Sales Company, Inc. ("Arch Coal Sales") provides sales, marketing, transportation coordination and brokerage services, and Arch Reclamation Services, Inc. ("Arch Reclamation"), manages post-mining reclamation and idle property disposition. In 1997, Arch Energy Resources, Inc. ("Arch Energy") was formed to explore and develop business opportunities in emission allowance trading and hedging, power marketing, coal futures and cogeneration projects, and to conduct strategic market research. Ark Land, Arch Coal Sales, Arch Reclamation and Arch Energy are all wholly-owned subsidiaries of the Company. Unless otherwise indicated, references to the Company herein include the Company and its subsidiaries.

  During the past five years, the Company has completed acquisitions that the Company believes have enabled it to maintain and strengthen its competitive position. These acquisitions, the aggregate cost of which was $145 million, added a total of approximately 209 million tons of reserves located in West Virginia, Kentucky and Wyoming to the Company's low-sulfur reserve base, and long-term coal supply contracts covering approximately 3.5 million tons annually to the Company's long-term contract portfolio. During 1992, the Company acquired the West Virginia mining operations of Valley Camp Coal Company and the operations of two southwest Virginia companies. In 1994, the Company continued its expansion with the acquisitions of Agip Coal Holding USA, Inc. and Agipcoal America, Inc., and 33 million tons of low-sulfur coal reserves from entities associated with Island Creek Corporation. Last year, the Company added to its reserves in southern Wyoming with the acquisition of approximately 58,000 acres containing approximately 107 million tons of low-sulfur reserves in the Carbon Basin reserve area. During this five-year period, the Company also invested approximately $398 million to develop the acquired and existing Company coal reserves and modernize and upgrade the related facilities and equipment.

  The Company is committed to the safety of its employees. According to the Mine Safety and Health Administration ("MSHA") Coal Controlling Company Report, the Company ranked first in 1995 and third in 1996 in mine safety, as measured by total accidental injury/fatality incidence rate, among coal controlling entities with both surface and underground mining operations. The Company's 1996 total injury incidence rate was well below the national bituminous coal mining industry average as reported in the most recent MSHA Mine Injuries and Worktime, Quarterly.

  The Company believes that its demonstrated dedication to growth and focus on employee safety, together with its diversity of customers, product and reserves, position the Company for success in the highly competitive and rapidly-evolving coal industry.

INDUSTRY OVERVIEW AND COMPETITIVE FACTORS

  Although undergoing significant consolidation, the coal industry in the United States remains highly fragmented. Intraregional and interregional competition is keen as producers seek to position themselves as the low-cost producer and supplier of high-demand product to electric power utilities. In recent years, electric utilities have consumed almost 90% of domestic coal production. The continued demand for the Company's coal by such utilities is the principal factor in determining the Company's future growth and profitability. Demand by electric utilities for coal in turn depends on the level of electric power usage and the relative cost of coal as compared to other competing fuels and energy sources.

  Long-term demand for electric power will depend on a variety of economic, regulatory, technological and climatic factors beyond the Company's control. Historically, domestic demand for electric power has generally increased as the U.S. economy has grown. Recently, two important regulatory initiatives, one designed to increase competition among utilities and lower the cost of electricity for consumers, and another to improve air quality by reducing the level of sulfur emitted from coal-burning power generation plants, have had and are expected to continue to have significant effects on the electric utility industry and its coal suppliers.

  Utility Deregulation. Since 1935, domestic electric utilities have operated in a regulated environment, where prices and return on investment were determined by state utility and power commissions. In April 1996, however, the Federal Energy Regulatory Commission ("FERC") issued orders establishing rules providing for open access to transmission systems, thereby initiating wholesale power wheeling, and encouraging competition in the generation of electricity. The Company believes that the trend toward deregulation will more closely link coal prices to electricity prices, and may result in coal pricing based on a substantially different set of competitive advantages and disadvantages than is currently the case. Coal producers with diverse high-quality reserves and cost and transportation advantages will likely gain, while competitors without these advantages could be adversely affected.

  Clean Air Amendments of 1990. The second major regulatory change affecting the coal industry is Title IV of the Clean Air Act Amendments (the "Amendments") enacted in 1990. The Amendments have had, and will continue to have, a significant effect on the domestic coal industry. In general, Phase I of the Amendments, which became effective in 1995, regulates the level of emissions of sulfur dioxide from power plants and targets the highest sulfur dioxide emitters. Phase II, to be implemented in 2000, will extend the restrictions of the Amendments to all power plants of greater than 75 megawatt capacity. The Amendments do not define allowable emission levels on a per plant basis, but instead allocate emission allowances to the affected plants and allow the emission allowances to be traded so that market participants can fashion more efficient and flexible compliance strategies. The emission allowance allocations for Phase I units were based on 2.5 pounds of sulfur dioxide/MMBtu of the 1985-1987 average plant Btu consumption, and Phase II allocations will be based on 1.2 pounds of sulfur dioxide/MMBtu.

  It was generally anticipated that Phase I of the Amendments would increase prices for low-sulfur coal. This effect did not materialize, primarily because of over investment in low-sulfur production capacity and related transportation facilities in the western United States, and to a lesser degree in Central Appalachia, in reaction to the anticipated price increase. When the Amendments were enacted, many plants switched to low-sulfur coal supplied from the Powder River Basin ("PRB"), located predominantly in Wyoming. This compliance strategy generated an unexpectedly large number of emission allowances. Some of these emission allowances were marketed together with higher sulfur coal and sold in competition with Central Appalachian production. The Company believes that these factors reduced or capped the anticipated price increase for Central Appalachian low-sulfur coal in Phase I.

  The Company believes that a price premium for low-sulfur coal is more likely to develop in Phase II because additional coal-burning electric power plants-- including plants that for technological or transportation reasons cannot efficiently consume PRB coal, but could consume low-sulfur coal from Central Appalachia--will be affected by Phase II. However, this price premium is not expected to develop until well into Phase II, after the large bank of emissions allowances which has developed in connection with Phase I has been reduced and before utilities electing to comply with Phase II by installation of so-called "scrubber" sulfur-reduction technologies are able to implement this compliance strategy. The Company does not believe that compliance strategies utilizing scrubbers will result in significant downward pressure on compliance coal prices during initial phases of Phase II. However, if the prices of compliance coal and/or emission allowances rise, scrubber compliance strategies may become more competitive. The expected reduction of the existing bank of emission allowances during Phase II should also help to rationalize the market for compliance coal in the long term to the extent utilities are unable to utilize strategies to create a new bank of emission allowances.

  Industry Competition. Even assuming that deregulation and the Phase II requirements will strengthen demand for low-sulfur coal, the Company still faces substantial competition from other coal producers with excess supply seeking to satisfy utility demand for coal. The coal industry has historically been prone to oversupply situations as there have been few barriers to entry. On the other hand, profit margins from remaining above-market contracts, coupled with high exit costs in the form of environmental and employee-related liabilities, have encouraged the perpetuation of marginal operations.

  To prosper in such an environment, a coal producer must be able to maintain low production costs. A fundamental determinant of the cost of production is the quality of reserves being mined and the producer's ability to replace depleted reserves with reserves that can be economically mined in the then-current price environment. The Company believes that its large and diversified reserve base, coupled with its relatively stable projected mining costs, give it an advantage over many other producers--most particularly in Central Appalachia--as prime reserves (those having relatively low mining costs) deplete and as above-market contracts supporting higher-cost mining operations expire.

  Transportation costs are another fundamental factor affecting coal industry competition, particularly interregional competition. Nearly two-thirds of all Central Appalachia coal shipments and over 80% of coal deliveries to utilities are made by rail. Coordination of the many eastern loadouts, the large number of small shipments, terrain and labor issues all combine to make shipments originating in the eastern United States inherently more expensive on a per-mile basis than shipments originating in the western United States. Historically, coal transportation rates from the PRB into Central Appalachian markets limited the use of PRB coal in those markets. More recently, lower rail rates from the PRB to Central Appalachian markets have created major competitive challenges for Central Appalachian producers.

  Barge transportation is the lowest-cost method of transporting coal long distances in the eastern United States and the large numbers of eastern producers with river access keep coal prices very competitive for river shipments. The Company believes that many utilities with plants located on the Ohio River system are well positioned for deregulation as competition for river shipments should remain high for Central Appalachian coal. With close proximity to competitively-priced Central Appalachian coal and the ability to receive western coals, the Company believes utilities with plants located on the Ohio River system will become price setters in a deregulated environment. The ability of these utilities to blend western and eastern coals will create a new, dynamic fuel procurement environment that could place western and eastern coals in even greater competition and limit rail price premiums. River transport is an important transportation option not available to PRB producers between Wyoming and midwestern river terminals.

COAL RESERVES

  The Company owns or controls approximately 1.5 billion tons of coal reserves of varying qualities in nine states approximately 239 million tons of which are in the 10 year mine plan for its current and proposed mining operations. Its reserves include 1 billion tons of recoverable low-sulfur reserves, 865 million tons of which are located in the Appalachian coal field. Of the Company's total demonstrated low-sulfur reserves, 477.4 million tons contain
1.2 pounds or less of sulfur dioxide/MMBtu, 165.0 million tons of which are in the 10 year mine plan at its current and proposed operations.

  Reserve estimates are prepared by the Company's engineers and geologists and reviewed and updated periodically. Reserve estimates will change from time to time, reflecting mining activities, analysis of new engineering and geological data, acquisitions and dispositions and other factors. The Company engaged Boyd to audit the procedures used by the Company to prepare its internal tonnage reserve estimates by verifying the accuracy of selected property reserve estimates and retabulating priority reserve groups according to standard classifications of reliability. In March 1997, Boyd completed its independent audit and expressed its professional opinion that the Company's estimate of its coal reserves as of December 31, 1996 has been accurately calculated in accordance with its procedures, which Boyd found to be reasonable and in accordance with industry standards. Boyd did not review the Company's classification of its reserve holdings by sulfur content.

  The following table summarizes the Company's demonstrated coal reserves by region, as estimated as of December 31, 1996:

                                                          CLASSIFICATION       BY MINING METHOD
                                          TOTAL       ----------------------- -------------------
DEMONSTRATED RESERVES BY REGION /1/  DEMONSTRATED /1/ PROVEN /1/ PROBABLE /1/ SURFACE UNDERGROUND
-----------------------------------  ---------------- ---------- ------------ ------- -----------
                                             (IN MILLIONS OF RECOVERABLE PRODUCT TONS)/1/
APPALACHIAN REGION:
KENTUCKY/VIRGINIA...........               478.7         296.0      182.7        9.7      469.0
WEST VIRGINIA...............               410.8         323.1       87.7      215.2      195.6
ILLINOIS BASIN REGION:
ILLINOIS/INDIANA/WESTERN
 KENTUCKY...................               423.3         320.5      102.8       38.2      385.1
WESTERN REGION:
WYOMING.....................               142.5         129.3       13.2       35.3      107.2
TEXAS.......................                28.8           0.0       28.8       28.8        0.0
                                         -------       -------      -----      -----    -------
    TOTAL...................             1,484.1       1,068.9      415.2      327.2    1,156.9
                                         =======       =======      =====      =====    =======

--------
1 See "Glossary of Selected Terms" for definitions of "Demonstrated," "Proven Reserves," "Probable Reserves" and "Recoverable Product Tons."

  The extent to which the Company's coal reserves will be mined will depend in part upon factors over which it has no control, such as future economic conditions, the price and demand for coal of the quality and type controlled by the Company, the price and supply of alternative fuels and future mining practices and regulations. The ability of the Company to mine in areas covered by the reserves depends upon the ability of the Company to maintain control of these reserves (other than the 880 million tons owned in fee) through extensions or renewals of the leases or other agreements, or the ability of the Company to obtain new leases or agreements for other reserves.

  By tonnage, approximately 59% of the Company's reserves are owned in fee, approximately 40% are leased from private parties, and approximately 1% are leased from the federal government or other public authorities.

  The private leases generally have an initial fixed term and allow the Company the right to renew until the exhaustion of mineable and merchantable coal. Royalties are paid to the lessors either as a fixed amount per ton or as a percentage of the sales price. Many leases also require payment of minimum royalties, payable either at the time of the execution of the lease or in periodic installments. In most cases, the minimum royalty payments are applied to reduce future production royalties.

  The Company holds a total of 17 federal coal leases which are administered by the United States Department of the Interior pursuant to the Federal Coal Leasing Amendment Act of 1976. Each of these leases continues for an indefinite term, provided there is diligent development of the leased property and continued operation of the related mine or mines. The Company believes it will be able to satisfy the diligent development and continued operation requirements applicable to all federal leases material to its existing mining operations. Failure to comply with the requirements of a federal lease may result in termination of that lease, and unless the particular lease is terminated or assigned to another party, may restrict the eligibility of the Company or its affiliates to obtain additional federal mineral leases.

  Defects in title or boundaries of reserves could adversely affect the Company's control of and right to mine its reserves. Accordingly, the Company usually conducts an investigation of title prior to acquiring coal property through leasing or purchasing. If title to the property is not checked at the time of acquisition, the title to such property is usually verified prior to the time the Company begins mining operations.

  Based on historical costs of the Company's coal land and reserves, at March 31, 1997 the net book value of the Company's coal land and reserves was $277.1 million, consisting of $3.9 million of prepaid royalties included in current assets, $3.7 million of prepaid royalties included in other assets and $269.5 million of coal lands and reserves. Of such aggregate book value, approximately $193.2 million is attributable to Central Appalachia, $58.6 million is attributable to the Illinois Basin and $17.7 million is attributable to the western properties.

MINING OPERATIONS

  The Company's coal mining operations are conducted through two independent, separately-managed operating subsidiaries: Apogee and CCHI. Apogee is a member of the BCOA, and its classified hourly employees are subject to the terms and conditions of a collective bargaining agreement with the UMWA that expires August 1, 1998. See "Information Concerning the Company--Employees and Labor Relations." CCHI was formed in 1993 and operates through four wholly-owned subsidiaries.

  Together, Apogee and CCHI own or operate nine surface mines and eight underground mines in the Appalachian, Illinois Basin and western coal fields. Fifteen of these mines produce low-sulfur coal, and two produce high-sulfur coal. Twelve mines are operated by Apogee or CCHI, and the remaining five mines are operated by independent contractors. In order to reduce the risk of nonperformance by any contractor, the Company limits the amount of coal reserves contracted for mining by a single contractor.

  The Company has developed an automated mining system for highwall mining that utilizes a modified continuous miner, followed by a continuous haulage chain conveyor and a loadout vehicle for transferring coal to the mine haulage system. This system, known as the Archveyor(R) mining system, is operated by the Company in Wyoming. The Company is also developing a system utilizing the Archveyor(R) technology in underground applications. While some of the technology used in the Archveyor(R) is licensed by the Company, the Archveyor(R) utilizes many unique features developed by the Company which are the subject of currently pending patent applications. The high degree of automation of the Archveyor(R) allows it to operate without the necessity of positioning employees in front of the entry being mined. The Archveyor(R) has maintained a no lost-time injury record since installation in 1992 at CCHI's Wyoming operations.

  The following table summarizes certain information concerning the Company's current coal mining operations by region and by mine:

                                     TONS OF
                                     RESERVES        SULFUR
                                  WITHIN 10 YEAR   CONTENT OF
MINE                     TYPE /1/   MINE PLAN    PRODUCTION /2/          SEAM
----                     -------- -------------- --------------          ----
APPALACHIAN REGION:               (IN THOUSANDS)
APOGEE COAL COMPANY
 Arch of Kentucky
  Division
  Mine No. 37...........    U              2,812  Low Sulfur            Harlan
  Upperlick.............  S/A-C            1,800  Low Sulfur      Splint /3/, Harlan
 Arch of West Virginia
  Division
  Ruffner...............    S             14,797  Low Sulfur          5-Block /4/
  Wylo..................    S              3,796  Low Sulfur      Stockton, Coalburg
CATENARY COAL HOLDINGS,
 INC.
 Catenary Coal Company
  Samples...............    S             37,057  Low Sulfur      5-, 6-, 7-Block /4/
  Campbells Creek No.
   3....................   U-C             1,788  Low Sulfur           Stockton
  Campbells Creek No.
   4....................   U-C             4,915  Low Sulfur           Stockton
 Cumberland River Coal
  Co.
  Pardee................    S              1,772  Low Sulfur              B-H
  Band Mill.............    U              5,874  Low Sulfur               F
  Holden Complex........   S-C             9,996  Low Sulfur          Clarion /4/
  Coalburg No. 1........   U-C               970  Low Sulfur           Coalburg
 Lone Mountain
  Processing
  Huff Creek............    U             15,833  Low Sulfur           Kellioka
  Darby Fork............    U             12,693  Low Sulfur           Darby (C)
ILLINOIS BASIN REGION:
APOGEE COAL COMPANY
 Arch of Illinois
  Division
  Captain...............    S              3,794  High Sulfur         No. 5 and 6
  Conant................    U             24,150  High Sulfur            No. 6
WESTERN REGION:
CATENARY COAL HOLDINGS,
 INC.
 Arch of Wyoming, Inc.
  /5/
  Medicine Bow..........    S              6,874  Low Sulfur    Hanna Basin Seams 23-63
  Seminoe II............    S              3,602  Low Sulfur          78 Seam /6/

--------
1 Auger (A), Surface (S), Underground (U) or Independent Contractor (C). Unless denoted by (C), mines are operated by one of the Company's subsidiaries.

2  See glossary for definitions of Low-Sulfur Coal and High-Sulfur Coal.

3  Includes Lower, Middle and High Splint seams.

4  Also mines Coalburg and Stockton seams.

5 An additional 3.8 million tons of low-sulfur reserves are assigned to Archveyor(R) production.

6  Also mines Hanna 2 and Hanna 5 seams.

  The following table sets forth information concerning the Company's coal production and sales by region for the past five years:

                                                YEARS ENDED DECEMBER 31,
                                              ---------------------------------
MINE/1/                                       1996   1995   1994   1993   1992
-------                                       -----  -----  -----  -----  -----
APPALACHIAN REGION:                              (IN THOUSANDS OF TONS)
ARCH OF KENTUCKY
  Mine No. 37................................ 4,547  3,925  3,934  1,677  2,672
  Upperlick..................................   694    579    268    211    813
  Other Mines/2/.............................   --     --     272    --     223
                                              -----  -----  -----  -----  -----
    Total Arch of Kentucky................... 5,241  4,504  4,474  1,888  3,708
  Inventory Change...........................   167   (106)  (159)    55    (87)
                                              -----  -----  -----  -----  -----
    Total Sales.............................. 5,408  4,398  4,315  1,943  3,621
                                              -----  -----  -----  -----  -----
ARCH OF WEST VIRGINIA
  Ruffner.................................... 2,871  2,326  2,299  1,070  2,673
  Wylo....................................... 1,737  1,990  1,778    334    978
  Other Mines--Contract/3/...................   --     263    493    381    542
                                              -----  -----  -----  -----  -----
    Total Arch of West Virginia.............. 4,608  4,579  4,570  1,785  4,193
  Inventory Change...........................    70    205   (283)   655   (251)
                                              -----  -----  -----  -----  -----
    Total Sales.............................. 4,678  4,784  4,287  2,440  3,942
                                              -----  -----  -----  -----  -----
CATENARY COAL CO.
  Samples.................................... 4,468  3,571  2,975  1,551  1,024
  Campbells Creek #3.........................   574    510    472    259    --
  Campbells Creek #4.........................   353    347     28    --     --
  Other Mines--Contract/4/...................   --       1  1,215  1,229    980
                                              -----  -----  -----  -----  -----
    Total Catenary Coal Co................... 5,395  4,429  4,690  3,039  2,004
  Inventory Change...........................   (18)    86     (9)    (6)  (151)
                                              -----  -----  -----  -----  -----
    Total Sales.............................. 5,377  4,515  4,681  3,033  1,853
                                              -----  -----  -----  -----  -----
CUMBERLAND RIVER
  Ridgeline/3/...............................   470    936    943    748    162
  Pardee.....................................   747    517    --     --     --
  Band Mill..................................   290    --     --     --     --
  Holden--Contract........................... 1,876  1,820  2,286    --     --
  Pevler--Contract/4/........................   --     966  1,864    --     --
  Other Mines--Contract......................   --     --       3     52    --
                                              -----  -----  -----  -----  -----
    Total Cumberland River................... 3,383  4,239  5,096    800    162
  Inventory Change...........................    19    314   (201)   (84)   (20)
                                              -----  -----  -----  -----  -----
    Total Sales.............................. 3,402  4,553  4,895    716    142
                                              -----  -----  -----  -----  -----
LONE MOUNTAIN
  Huff Creek.................................   921    868    622    145    --
  Darby Fork/5/..............................   634    882    383    127      7
  Other Mines--Contract......................   --     --     --      72    132
                                              -----  -----  -----  -----  -----
    Total Lone Mountain...................... 1,555  1,750  1,005    344    139
  Inventory Change...........................     3    (87)     7      3    --
                                              -----  -----  -----  -----  -----
    Total Sales.............................. 1,558  1,663  1,012    347    139
                                              -----  -----  -----  -----  -----

                                             YEARS ENDED DECEMBER 31,
                                        --------------------------------------
MINE                                     1996    1995    1994    1993    1992
----                                    ------  ------  ------  ------  ------
APPALACHIAN REGION, CONTINUED:                (IN THOUSANDS OF TONS)
  Production from Company-operated
   mines............................... 16,685  15,015  13,206   5,652   7,739
  Production from contractor-operated
   mines...............................  3,497   4,486   6,629   2,204   2,467
  Inventory Change.....................    241     412    (645)    623    (509)
                                        ------  ------  ------  ------  ------
    Total Sales........................ 20,423  19,913  19,190   8,479   9,697
                                        ------  ------  ------  ------  ------
ILLINOIS BASIN REGION:
ARCH OF ILLINOIS
  Captain..............................  3,117   1,835   2,402   2,059   3,236
  Conant ..............................  1,850   1,762   1,653   1,131   1,075
  Kathleen/6/..........................    --      731   1,630     600   1,502
  Horse Creek/3/.......................    --      --      107     537   1,287
  Other Mines--Contract/3/.............    --      --      190     --        8
                                        ------  ------  ------  ------  ------
    Total Arch of Illinois.............  4,967   4,328   5,982   4,327   7,108
  Inventory Change.....................     (1)   (130)    107     188    (245)
                                        ------  ------  ------  ------  ------
    Total Sales........................  4,966   4,198   6,089   4,515   6,863
                                        ------  ------  ------  ------  ------
WESTERN REGION:
ARCH OF WYOMING
  Medicine Bow.........................  1,507   1,517   1,566   2,460   2,369
  Seminoe II...........................    231     216     --      --      --
  Pilot Butte..........................    --      --      --      205     453
                                        ------  ------  ------  ------  ------
    Total Arch of Wyoming..............  1,738   1,733   1,566   2,665   2,822
  Inventory Change.....................    277    (338)    (82)    339      (8)
                                        ------  ------  ------  ------  ------
    Total Sales........................  2,015   1,395   1,484   3,004   2,814
                                        ------  ------  ------  ------  ------
ARCH COAL SALES COMPANY
  Total Coal Sales.....................  2,060   1,219   1,190   1,599   1,465
  Inventory Change.....................    (21)     17     (55)    (23)     14
                                        ------  ------  ------  ------  ------
    Total Sales........................  2,039   1,236   1,135   1,576   1,479
                                        ------  ------  ------  ------  ------
SUMMARY:
  Production from Company-operated
   mines............................... 23,390  21,076  20,564  12,644  17,661
  Production from contractor-operated
   mines...............................  3,497   4,486   6,819   2,204   2,475
  Broker...............................  2,060   1,219   1,190   1,599   1,465
  Inventory Change.....................    496     (39)   (675)  1,127    (748)
                                        ------  ------  ------  ------  ------
    Total Sales........................ 29,443  26,742  27,898  17,574  20,853
                                        ======  ======  ======  ======  ======

--------
1 Production from acquired operations is included only from date of acquisition.

2 Includes production from three Company-operated mines, idled in 1991 and 1992, and one mine with production in 1994 only.

3  These operations were idled upon exhaustion of assigned reserve base.

4  The assets associated with this operation were sold.

5 Includes for 1996 and 1995, 114,000 tons produced in development of a beltline tunnel.

6 This operation was idled upon a determination that market conditions did not support production of its high-sulfur reserves.

  The following is a brief description of the significant mining operations of Apogee and CCHI:

 Appalachian Region--Apogee:

  Arch of Kentucky. Arch of Kentucky has one captive underground mine, Mine No. 37, and one contractor- operated surface/auger mine, the Upperlick mine, as well as a preparation plant and three loadouts on fee property in Harlan County, Kentucky acquired from United States Steel Company (now USX Corporation) ("USX"). From these mines, Arch of Kentucky produces low-sulfur coal which is currently sold under long-term coal supply contracts with Electric Fuels Corporation, Georgia Power Company, and USX as well as to other customers under spot or short-term contracts. Arch of Kentucky's mines are accessible by public roads and Kentucky Utilities Company ("KU") provides their electrical power.

  Mine No. 37 utilizes longwall mining machinery and three continuous miner units which are currently used to develop panels for the longwall and mine other reserve areas within the mine. The total cost of plant and equipment for Mine No. 37 at March 31, 1997 was $36.0 million, and the net book value was $2.3 million. Apogee projects depletion of the longwall reserves in August 1997. Two continuous miner units will continue to operate after the longwall reserves are depleted. Production during 1997, 1998 and 1999 will be significantly less than the production achieved by the longwall operation in previous years and is expected to approximate 3.5 million tons in 1997, 1.1 million tons in 1998 and 1.0 million tons in 1999. Arch of Kentucky may develop a new underground mine in the Darby seam to replace, in part, depleting longwall production. The decision as to whether such mining operations will be commenced will depend on a number of factors, including, without limitation, coal price, geologic conditions of the mine and certain levels of operating costs, including labor costs.

  The Upperlick mine, a contract contour surface and auger operation, began operation in early 1987. This operation is projected to produce approximately
1.6 million tons through 1999, the projected date for depletion of the reserves.

  The Cave Branch Preparation Plant, upgraded in March 1994 at a cost of approximately $9.1 million, is a computerized operation with a 1,400 ton-per-hour capacity. The plant uses a heavy media vessel for coarse cleaning and heavy media cyclones for fine coal cleaning. The upgrade included the installation of an overland conveyor belt which transports coal from Mine No. 37 to the preparation plant. The total cost of the facilities' plant and equipment at March 31, 1997 was $34.5 million, and the net book value was $10.6 million. Coal from the Upperlick mine is transported to the preparation plant by truck. Coal from the plant or the raw coal stockpile is loaded on the CSX railroad at 3,500 tons per hour at the rail siding, which can accommodate a 90-car unit train.

  Arch of West Virginia. Arch of West Virginia currently operates two surface mines, a preparation plant and a loadout facility, in Logan County, West Virginia, on properties acquired from Diamond Shamrock Coal Company. One surface mine is located on fee property and the other is on leased property under leases running generally until exhaustion of mineable and merchantable coal. From these mines, Arch of West Virginia produces low-sulfur coal which is currently shipped under the Company's long-term coal supply contracts with American Electric Power Co. Inc. ("AEP"), Baltimore Gas & Electric Company, The Cincinnati Gas & Electric Company ("CG&E"), Consumers Power Company and The Dayton Power & Light Company, ("DP&L") as well as to other customers under spot and short-term contracts. Arch of West Virginia's operations are accessible by public road and they receive electrical power from Appalachian Power Company.

  Arch of West Virginia's largest mine, the Ruffner Mine, is a mountaintop-removal operation utilizing a 49-cubic-yard dragline, together with a 43-cubic-yard shovel, a 22-cubic-yard shovel, a 28-cubic-yard loader and a fleet of 200- and 240-ton rock trucks. Apogee expects production at Ruffner during the next five years to vary between approximately 2.6 to 3.3 million tons annually.

  Arch of West Virginia's other surface mine, the Wylo Mine, is a truck-shovel operation utilizing a 53-cubic- yard shovel and a 28-cubic-yard loader. Currently, Apogee expects Wylo to remain in production and produce approximately 3.8 million tons through early 1999. At March 31, 1997 the total cost of the Ruffner Mine and Wylo Mine plant and equipment was $74.2 million and $39.5 million, respectively, and the net book value was $35.6 million and $14.9 million, respectively.

  Most of the coal produced by Arch of West Virginia is shipped run-of-mine and does not require processing, but any required processing occurs at the 650 ton-per-hour Ruffner Preparation Plant. The majority of Arch of West Virginia's production is shipped on the CSX railroad from its Fanco loadout. Coal can also be trucked to the Company's Big Sandy Terminal on the Big Sandy River. The loadout facility can handle a 150-car unit train and loads coal at 4,000 tons per hour. As of March 31, 1997 the total cost of these facilities' plant and equipment was $25.7 million and the net book value was $12.6 million.

 Appalachian Region--CCHI:

  Catenary Coal Company ("Catenary"). Catenary operates one surface operation and has two contract underground mines on properties in Kanawha County, West Virginia acquired from Mr. Lawson W. Hamilton, Jr. in 1989. These properties are controlled under leases with terms running generally until exhaustion of mineable and merchantable coal. The low-sulfur production is currently sold under long-term coal supply contracts with AEP, CG&E, DP&L, KU and Ohio Edison Company, as well as under spot or short-term contracts to other customers. Catenary operations are accessible by public road and they receive their electrical power from Appalachian Power Company.

  The Samples Mine, the surface operation, produces approximately 4.0 million tons annually in a mountaintop surface mining operation, utilizing a 110-cubic-yard dragline, together with a 53-cubic-yard shovel, a 23-cubic-yard hydraulic excavator and a 28-cubic-yard loader. Annual production is projected to increase steadily to approximately 5.0 million tons in 2000. The total cost of the plant and equipment of the Samples Mine at March 31, 1997 was $81.9 million and the net book value was $48.5 million. This includes approximately $15.0 million expended in 1993 and 1994 to dismantle, transfer, refurbish and install the dragline which was originally located at Apogee's Arch of Illinois operation.

  Most of the coal produced at Samples is shipped run-of-mine and does not require processing. Any processing and loading that is required is handled through the Toms Fork Preparation Plant and loadout, which began operating in 1995. The total cost of these facilities, including an upgrade to a portion of the CSX spur to the loadout, was $24.6 million at March 31, 1997 and net book value was $20.5 million. The plant has an operating capacity of 250 tons per hour. The loadout is a batch weigh unit train facility on the CSX railroad with a capacity of 4,000 tons per hour and a rail siding which can accommodate 150 rail cars.

  The two contract underground mines include Campbells Creek No. 3 and Campbells Creek No. 4 operating on leased properties. Both of these operations are currently one-section mines together producing approximately 1.0 million tons per year. Campbells Creek No. 3 is currently projected to complete mining by the end of 1997; Campbells Creek No. 4, with production averaging approximately 650,000 tons per year until depleted in 2002. An additional unit is projected to be put in place at Campbells Creek No. 4 upon depletion of the No. 3 reserves. Run-of-mine coal from these operations is processed at the Campbells Creek Preparation Plant, which is also contractor-operated. The total cost of the Campbells Creek complex plant and equipment at March 31, 1997 was $6.0 million, and the net book value was $3.1 million.

  Catenary currently plans to develop two additional underground mines. Campbells Creek No. 5, a one-section mine, is scheduled to begin production in the second half of 1997 as production from Campbells Creek No. 3 nears completion. The Winifred No. 1 Mine, also a one-section operation, is scheduled to begin production in the second half of 1998. Each mine is expected to produce approximately 250,000 tons annually of low-sulfur coal.

  Cumberland River Coal Company ("Cumberland River"). Cumberland River operates the Pardee and Holden mining complexes. The Pardee mining complex includes the Pardee surface mine and the Band Mill underground mine, which began production in 1995 and 1996, respectively, on properties acquired from Blue Diamond Coal Company. These mines are accessible by public road and are supplied with electrical power by

Old Dominion Power. The Pardee Mine, located on fee property in Wise County, Virginia, is a mountaintop- removal contour strip operation, utilizing a 28-cubic-yard loader and four 200-ton trucks, along with a small loader and auger operation. The mine is projected to produce approximately 900,000 and 750,000 tons of coal in 1997 and 1998, respectively, when it will deplete its economically recoverable reserves. The total cost of the plant and equipment of the Pardee Mine at March 31, 1997 was $17.0 million, and the net book value was $7.5 million.

  The Band Mill Mine is a two-section underground mine initially developed in 1996. The total cost of the property and equipment at March 31, 1997 at the mine was $7.7 million and the net book value was $5.9 million. The second section with a continuous haulage system, became operational in the first quarter of 1997 at a cost of $4.5 million. With the addition of the second unit, the Band Mill Mine is projected to produce approximately 850,000 tons of coal per year.

  The majority of the Cumberland River surface coal is shipped on a raw basis while all deep production and some highwall production requires washing. Coal is washed at the Pardee Preparation Plant at a rate of approximately 250 tons per hour. The Pardee loadout, a batch weigh system with an operating capacity of 4,000 tons per hour, loads onto the Norfolk Southern railroad. The total cost of the preparation plant and loadout's plant and equipment at March 31, 1997 was $8.6 million and the net book value was $7.3 million. Coal from these operations is sold under long-term coal supply agreements to Georgia Power Company and Virginia Electric Power Company, as well as to other customers under spot and short-term contracts.

  The Holden Mining Complex consists of two contract operations, one surface and one underground, operating on reserves under leases with terms running generally until exhaustion of mineable and merchantable coal. The operations are accessible by public road and electrical power is provided by AEP. The underground operation, the Coalburg No. 1 mine, is scheduled to deplete its assigned reserves in 1998. An additional contract surface operation is scheduled to begin production in 1998. The surface operations will deplete their assigned reserves bases at varying times within the next seven years, and are expected to produce approximately 1.7 million tons annually throughout this period. Coal from these operations is sold under long-term coal supply contracts to Carolina Power & Light Company, CG&E, Cogentrix of Rocky Mount, Inc. and Birchwood Power Partners, LLP as well as to other customers under spot and short-term contracts.

  The coal from these operations is loaded onto the Norfolk Southern railroad at the Holden 25 loadout, the CSX railroad at the contractor-owned Holden 22 loadout or trucked to the Company's Big Sandy Terminal on the Big Sandy River and shipped by barge. The Holden 25 loadout has an operating capacity of 3,200 tons per hour. The Holden 25 complex has an idle 650 ton-per-hour preparation plant which may resume operation with the development of the Phoenix reserves, described below. The total cost of the Holden Mining Complex plant and equipment at March 31, 1997 was $6.1 million, and the net book value was $4.0 million.

  Cumberland River is scheduled to begin development of a new, large surface mine in coal reserves known as the Phoenix reserves in Logan and Mingo counties, West Virginia. Construction of the mine is anticipated to begin in 1998, with production scheduled to begin in 1999. Cumberland River expects annual production from this new mine to reach approximately 2.0 million tons by 2000 and remain constant at that level until the assigned reserve base of approximately 25 million recoverable tons is exhausted.

  Lone Mountain. Lone Mountain's operations consist of two underground mines, the Darby Fork Mine and the Huff Creek Mine, in Harlan County, Kentucky, on properties acquired from Millers Cove Energy Company and Straight Creek Processing. These operations are accessible by public roads and are supplied with electrical power by KU. These mines are currently operating predominantly on fee property. The Darby Fork Mine is currently a two-section mine utilizing battery cars for haulage. A third unit is scheduled to be added in 1998. The Huff Creek Mine currently operates three sections, two with continuous haulage units. The total cost of plant and equipment for these mines at March 31, 1997 was $32.5 million, and the net book value was $18.1 million. Coal produced from these mines has been trucked to the Lone Mountain Processing Plant in Wise County, Virginia. In 1995, Lone Mountain began development, at a cost of $16.8 million, of a beltline system which moves coal from the mine directly to the processing plant, eliminating the trucking of most of the coal. The net book value of the beltline system at March 31, 1997 was $15.9 million. Coal is washed at the Lone Mountain Preparation Plant, which has an operating capacity of 850 tons per hour. The preparation plant's total cost for the plant and equipment at March 31, 1997 was $15.2 million, and the net book value was $11.1 million. The loadout has dual rail service on either the Norfolk Southern or CSX railroads at a rate of 3,000 tons per hour. The majority of Lone Mountain's production is shipped under contracts to Georgia Power Company.

  Lone Mountain is currently projected to start up a new contract underground mine in the Wax seam. This operation would be a two-section continuous haulage mine projected to begin production in the second half of 1998, with projected production of approximately 1.0 million tons annually. Lone Mountain expects production from this mine together with the Darby Fork and Huff Creek mine to produce approximately 16.6 million tons over the next five years. The decision regarding whether such mining operations will be commenced will depend on a number of factors, including without limitation, coal price, geologic conditions of the mine and certain levels of operating costs, including labor costs.

 Illinois Basin Region--Apogee:

  Arch of Illinois. Arch of Illinois (formerly Southwestern Illinois Coal Corporation) currently operates one surface mine, the Captain Mine, and one underground mine, the Conant Mine, on fee property in Perry County, Illinois, accessible by public road. Illinois Power Company provides Arch of Illinois with its electrical power. The Captain Mine utilizes modern large scale surface mining equipment, including an electric shovel with a 105- cubic-yard bucket and a bucket wheel excavator. The Captain Mine reserves are expected to be exhausted in the second half of 1998, with production of approximately 2.9 million tons in 1997, decreasing to approximately 1.3 million tons in 1998. At March 31, 1997 the total cost of plant and equipment associated with the Captain Mine was $80.5 million, and the net book value was $8.4 million.

  The Conant Mine currently operates three continuous miners using battery powered coal haulers. The total cost for plant and equipment at March 31, 1997 was $32.9 million, and the net book value was $12.9 million. Production from Conant is expected to increase from current production rates of approximately
1.7 million tons annually, to approximately 2.4 million tons in 1998, and remain at approximately that level through 2001.

  The coal produced from the Captain and Conant Mines is processed through the Captain Preparation Plant and is loaded onto the Illinois Central or Union Pacific railroads at the rate of 3,800 tons per hour. The preparation plant's cost at March 31, 1997 totalled $40.3 million, and its net book value was $5.2 million. Arch of Illinois production is sold under long-term coal supply contracts with Northern Indiana Public Service Company and Illinois Power Company, expiring in May 1998 and December 1999, respectively, and to other customers on spot and short-term orders.

 Western Region--CCHI:

  Arch of Wyoming, Inc. ("Arch of Wyoming"). Arch of Wyoming operates two surface mines which include a highwall mining operation in the Hanna Basin, producing low-sulfur steam coal on federal and private property. Arch of Wyoming's operations are accessible by public road. Carbon Power provides it with electrical power. The Medicine Bow Mine, a surface mine in Carbon County, Wyoming, has modified its production schedule focusing on mining in lower overburden ratio reserves and increasing the efficiency of reclamation activities. Medicine Bow is expected to produce a total of approximately 6.8 million tons until exhaustion in late 1999. The Medicine Bow Mine utilizes a dragline with a 76-cubic-yard bucket and a dragline with a 64-cubic-yard bucket for overburden removal and reclamation.

  The other surface mine, Seminoe II, began production in 1973 and was idled in 1989. It was reactivated in mid-1995 to produce a higher Btu product and will produce up to 500,000 tons per year. It uses a 32-cubic-yard dragline.

  In 1992, production was begun utilizing the Archveyor(R) system in highwalls at the Medicine Bow Mine. The Archveyor(R) moved to Seminoe II in late 1996 and will alternate between the two mines over the next five years mining existing highwalls. Approximately 800,000-900,000 tons annually of production is attributable to the Archveyor(R). The total cost of the plant and equipment for Arch of Wyoming at March 31, 1997 was $77.6 million, and its net book value was $7.0 million.

  Coal from each of the Medicine Bow and Seminoe II loadouts is loaded out of stockpile areas for unit train shipment at a rate of 4,000 tons per hour on the Union Pacific railroad. Coal is being shipped under long-term coal supply agreements with the Tennessee Valley Authority, Western Fuels--Illinois, Inc. and UtiliCorp United, Inc. ("UtiliCorp"), as well as to other customers under spot or short-term contracts.

  In June 1996, the Company acquired approximately 58,000 acres in the Carbon Basin reserve area, approximately 25 miles southeast of the Seminoe II mine, for $14.2 million. This acreage contains approximately 107 million tons of reserves of low-sulfur coal. The Company intends to develop 27 million tons of these reserves as a large surface operation with production currently projected to begin in 2001.

COAL MARKETING AND SALES

  The Company sells coal both pursuant to long-term contracts (contracts having a term of greater than 12 months) and on a current market or spot basis. The Company's sales during the last five years are summarized in the following table by type of sale and sulfur content:

                                                        1996 1995 1994 1993 1992
                                                        ---- ---- ---- ---- ----
                                                         (IN MILLIONS OF TONS)
BY TYPE OF SALE:
  Contract Sales/1/.................................... 20.9 20.3 19.6 14.4 18.0
  Spot Sales...........................................  8.5  6.4  8.3  3.2  2.9
                                                        ---- ---- ---- ---- ----
    Total Sales........................................ 29.4 26.7 27.9 17.6 20.9
                                                        ==== ==== ==== ==== ====
BY SULFUR CONTENT:
 1.2 lbs/MMBtu or less
  Contract Sales.......................................  6.4  5.5  5.4  3.4  3.4
  Spot Sales...........................................  2.4  2.1  4.0  1.0  1.9
                                                        ---- ---- ---- ---- ----
    Total..............................................  8.8  7.6  9.4  4.4  5.3
                                                        ==== ==== ==== ==== ====
 Greater than 1.2 to 2.5 lbs/MMBtu
  Contract Sales.......................................  8.2 10.7  8.7  6.1  6.7
  Spot Sales...........................................  4.0  4.2  3.7  2.2  1.1
                                                        ---- ---- ---- ---- ----
    Total.............................................. 12.2 14.9 12.4  8.3  7.8
                                                        ==== ==== ==== ==== ====
 Greater than 2.5 lbs/MMBtu
  Contract Sales.......................................  6.4  4.2  5.5  4.9  7.8
  Spot Sales...........................................  2.0  --   0.6  --   --
                                                        ---- ---- ---- ---- ----
    Total..............................................  8.4  4.2  6.1  4.9  7.8
                                                        ==== ==== ==== ==== ====

--------
/1/Contract sales are sales under contracts with a term of more than one year.

  As of March 31, 1997, the Company had a total of 21 long-term contracts which expire at various times through November 30, 2012. Committed low-sulfur tonnage under these contracts totals 55.5 million tons over the period 1997 through 2005. An additional 7.5 million tons of high-sulfur production is committed under long- term contracts during this same period. The following table presents information regarding the contract expiration dates and tonnage levels under those current long-term contracts with annual tonnages remaining, as of January 1, 1997, of 1,000,000 tons or more:

                                        ESTIMATED
                                       TONNAGE PER
                                    CONTRACT YEAR /1/
                                    -----------------
                                                          ESTIMATED                     COAL
                                                          REMAINING        COAL      DELIVERED
                          CONTRACT                      TONNAGE AS OF    DELIVERED    THROUGH
CUSTOMER                 EXPIRATION MINIMUM  MAXIMUM  MARCH 31, 1997 /2/  IN 1996  MARCH 31, 1997
--------                 ---------- -------- -------- ------------------ --------- --------------
                                           (IN MILLIONS OF TONS)
APPALACHIAN REGION:
 AEP-Appalachian Power..  12/31/00      0.9      1.3          3.4           0.9          .2
 AEP-Cardinal
  Operating.............  11/30/12      1.1      1.5         20.4           1.3          .3
 Cincinnati Gas &
  Electric..............  12/31/04      1.3      1.3         10.0           1.3          .3
 Dayton Power & Light...  12/31/99      1.1      1.3          3.1           1.1          .3
 Georgia Power ('97
  Agreement)............  12/31/00      0.8      1.2          4.2           0.0          .2
 Georgia Power (CSX
  Agreement)............   6/30/99      0.5      1.3          1.7           1.3          .3
 Ohio Edison............   2/28/03      0.8      1.2          6.5           0.8          .1
ILLINOIS BASIN REGION:
 Illinois Power.........  12/31/99      0.8      2.1          5.1           1.3          .4
 NIPSCO.................   5/31/98      1.0      2.0          2.4           1.9          .5
WESTERN REGION:
 UtiliCorp..............   3/31/00      0.6      1.1          1.9           0.9          .2

--------
/1/Estimates based on specific contractual commitments, less actual deliveries. Actual amounts delivered may vary from specified minimums or maximums due to force majeure and other contractual provisions.

/2/Assumes shipment of minimum amounts under all contracts.

  The loss of long-term contracts could have a material adverse effect on the Company's operations and business. See "Risk Factors." The Company believes it owns and controls sufficient coal reserves to satisfy its long-term sales commitments. However, in certain cases the Company may acquire additional coal reserves or purchase coal in order to supply certain customers at a lower cost to the Company.

  Pricing Provisions in Long-Term Coal Supply Agreements. Typically, long-term contracts contain price adjustment provisions that provide for periodic adjustment of the sales price based upon changes in designated indices, changes in wage rates and other costs of production and other factors and the changes in taxes and royalties resulting from changes in the foregoing. Long-term contracts also typically provide for adjustment of the price to reflect, in whole or in part, the cost of compliance with new governmental legislation that impacts the cost to mine, process or transport coal. Some long-term contracts also contain price reopener provisions that allow for repricing to market at designated intervals or at such time as the contract price varies from current market by more than a fixed-dollar amount or percentage of the current market price. The outcome of future repricing under price reopener provisions contained in the Company's coal supply contracts cannot be predicted at this time.

  The operating profit margin achieved by the Company under its coal supply contracts depends on a variety of factors. Margins vary from contract to contract and may fluctuate during the life of a contract depending upon a variety of factors, including the Company's production costs at the supplying mines. Termination of deliveries under a high profit margin contract can have an adverse effect on the Company's earnings and operating cash flow disproportionate to the percentage of production represented by the tonnage delivered under such contract.

  Most electric utilities with whom the Company conducts business are stable, well-capitalized entities with favorable credit ratings. Deregulation in the electric utility industry may adversely affect the credit worthiness of some utilities. Generally, credit is extended based on a favorable evaluation of each customer's financial condition, and collateral is not required. Historically, credit losses have consistently been minimal.

  Spot Coal Prices. Spot prices fluctuate primarily because of changes in supply and demand. Demand for coal in the short term is primarily driven by weather-related or economy-based changes in demand for electricity in the areas serviced by the utilities purchasing the Company's coal. Spot market supply has historically been most affected by productive capacity in the industry and short-term disruptions to that capacity, which have frequently been labor-related. Spot market prices may from time to time be less than or greater than prices at which the Company is selling similar quality coal under its long term contracts.

OTHER PROPERTIES

  Arch Coal Sales operates two transloading facilities, Big Sandy Terminal and Paint Creek Terminal. The Big Sandy Terminal is located on 131 acres of property, the majority of which is held under long-term leases, on the Big Sandy River in Wayne County, West Virginia. It receives coal by truck from Cumberland River's Holden 25 Mining Complex and Apogee's Arch of West Virginia Wylo Mine and by rail from third parties for loading onto barges. Big Sandy has an annual throughput capacity of 6.0 million tons. In addition to coal, Big Sandy also loads magnetite, ammonium nitrate and gravel for third parties. Paint Creek Terminal is located on leased property on the Kanawha River at Crown Hill, West Virginia. The facility transloads approximately 2.5 million tons of coal received by truck from Catenary Coal Company's Samples Mine.

  The Company and its subsidiaries own substantially all of the mining equipment used in their mining operations. Four of the Company's preparation plants and related loadout facilities are owned in fee, and the other four are located on leased property. The Company's headquarters are located in approximately 50,000 square feet of leased space at CityPlace One, Suite 300, Creve Coeur, Missouri. Apogee's offices are located at Arch of Illinois on fee property. CCHI's offices are located in approximately 8,500 square feet of leased space in Charleston, West Virginia.

EMPLOYEES AND LABOR RELATIONS

  As of March 31, 1997, the Company and its subsidiaries collectively employed 2,141 full-time employees. The Apogee work force includes 941 individuals who are represented by the UMWA and are covered by the terms and conditions of the 1993 NBCWA to which Apogee is a signatory.

  The Company and the UMWA entered into a Memorandum of Understanding ("MOU") contemporaneously with Apogee's execution of the 1993 NBCWA to provide job opportunities to active and laid off UMWA employees of Apogee at the Company's non-signatory bituminous coal mining operations. The Company believes that the effects of the 1993 NBCWA and MOU have not and will not significantly increase the production costs of the Company's union mining operations. The 1993 NBCWA will expire on August 1, 1998.

  The Coal Industry Retiree Health Benefit Act of 1992 (the "Coal Act") was enacted in October 1992 to provide for the funding of health benefits for certain retirees who were UMWA-represented employees. The Coal Act established a trust fund to which "signatory operators," operators who were signatory to the 1988 NBCWA or prior NBCWAs, and "related persons," including Apogee, are obligated to pay annual premiums for assigned beneficiaries, together with a pro rata share for certain beneficiaries ("unassigned beneficiaries") who never worked for such employers, in amounts to be determined by the Secretary of Health and Human Services on the basis set forth in the Coal Act.

  Cumberland River is signatory to a labor agreement with the Scotia Employees' Association ("SEA"). The SEA agreement applies to certain operations and reserves in Virginia and Kentucky. The current agreement was ratified in September 1992, and expires in September 1997. Under the current agreement, the SEA had the option to reopen the contract in 1995 and 1996 to renegotiate wages. The SEA exercised this option in 1995 and again in 1996. Negotiations under the 1996 reopener are proceeding as of the date of this Proxy Statement/Prospectus.

  Cumberland River is signatory to a labor agreement with the Arch on the North Fork Employees' Association ("AONF"). The AONF agreement applies to certain operations in Kentucky. There is currently no mine operating under the AONF agreement. The current agreement was ratified in June 1996 and expires in June 2001.

GOVERNMENTAL REGULATION

  Coal mining is subject to regulation by federal, state and local authorities with respect to the environment, limitations on land use, solid and hazardous waste disposal, noise, blasting, health and safety, aesthetic concerns, effects on air, water, vegetation and wildlife and other matters. In addition, as discussed above the utility industry is subject to extensive regulation regarding the environmental impact of its power generation activities which could affect demand for coal. New legislation and/or regulations could be adopted which may have a significant impact on coal mining operations and/or customers' ability to use coal.

  Surface Mining Control and Reclamation Act. The federal Surface Mining Control and Reclamation Act of 1977 ("SMCRA") was enacted to regulate the surface mining of coal and the surface effects of underground mining of coal. SMCRA and similar state statutes require, among other things, that mined property be restored in accordance with specified standards and an approved reclamation plan. SMCRA requires a mine operator or permittee to submit a bond or otherwise secure the performance of these reclamation obligations. SMCRA also imposes a maximum abandoned mine lands tax of $0.35 per ton on surface-mined coal and $0.15 per ton on underground-mined coal.

  Clean Air Act. The federal Clean Air Act, including the Amendments, and similar state laws which regulate the emissions of materials into the air, affect coal mining operations both directly and indirectly. Coal mining and processing operations may be directly affected by Clean Air Act permitting requirements and/or emissions control requirements relating to particulate matter, i.e., fugitive dust. The coal industry is also affected indirectly by the impact of the Clean Air Act on the air emissions from coal-fueled electric power generating plants.

  In addition to controlling emissions of sulfur dioxide, the Amendments also require the EPA to determine if reductions in the emissions of nitrous oxides ("NOX") are necessary to achieve air quality standards. The EPA has proposed new standards which, if adopted, could impose costly new control equipment on electric utilities or other firms using coal to generate electricity. If reductions in NOX emissions are required, every power generating station using fossil fuels will be required to employ new technology. Alternatives to some power plants include abandoning coal as a fuel and substituting natural gas which emits less NOX during combustion.

  Clean Water Act. Coal mining operations are also regulated through the restrictions under the federal Clean Water Act on effluent discharge into waters. The issuance, compliance with and renewal of permits governing the discharge of pollutants require coal mine operators to conform with performance standards and with record keeping and reporting requirements.

  Resource Conservation Recovery Act. The federal Resource Conservation Recovery Act ("RCRA") and similar state laws affect coal mining operations by imposing requirements for the treatment, storage and disposal of hazardous wastes. Although mining wastes are excluded from the definition of hazardous waste for purposes of RCRA, a study is pending in Congress which could affect this exclusion.

  Comprehensive Environmental Response, Compensation and Liability Act. The federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar state laws affect coal mining operations by imposing cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare or the environment. Joint and several liability may be imposed on waste generators, past and present site owners and operators as well as others regardless of fault or the legality of the disposal activity at the time it was made. Waste substances generated by coal production and processing are generally not considered hazardous substances covered by CERCLA. Products used by coal companies in operations, such as chemicals and petroleum products, and the disposal of such products, however, are governed by the statute.

  Federal Land Policy. The United States is the largest owner of coal reserves in the nation. This authority is exercised through several agencies, but exists primarily through the U.S. Department of the Interior, Bureau of Land Management ("BLM"). The majority of these reserves are held in the Western United States. They include lands on which Arch of Wyoming, Inc. has conducted surface coal mining operations since 1972 and will mine in the future.

  The BLM exercises an authority over public lands which far exceeds the rights of any private owner of coal. The BLM possesses both those customary property rights of a private owner together with sovereign authority of the management of public lands. Although the statutes and regulations are well established under BLM coal leases, these statutes such as the Mineral Leasing Act of 1920, as amended by the Federal Coal Leasing Amendments Act of 1976, the Federal Land Policy Management Act of 1977 and the federal Surface Mining Control and Reclamation Act of 1977, create a complex and cumbersome process for a lease applicant. The consequence is that an opponent of federal coal leasing has numerous opportunities to delay the issuance of a federal coal lease.

  Mine Safety and Health. The federal Coal Mine Safety and Health Act was adopted in 1969. The federal Mine Safety and Health Act of 1977 brought significant expansion to the enforcement of health and safety standards. The federal Mine Safety and Health Administration ("MSHA") monitors compliance with the law's comprehensive regulation of mining operations, including training of mine personnel, mining procedures, blasting, the mining equipment used as well as other matters. Many of the states in which the Company will operate have programs for mine safety and health regulation and enforcement. Together with the federal requirements, these mine safety regulations provide extensive and comprehensive requirements for protection of employee safety and health.

  Black Lung. The Black Lung Reform Act of 1977 requires each coal mine operator to secure payment of federal and state black lung benefits to its employees through insurance, bonds, qualified self-insurance or contributions to a state-controlled fund. This Act also establishes a trust fund for the payment of benefits and medical expenses to employees for whom no benefits are obtainable from their employer. The trust fund is financed by a tax on coal sales.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are parties to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to these contingencies, including claims for environmental matters, when a loss is probable and the amount is reasonably determinable. The Company estimated, as of March 31, 1997, its probable aggregate loss as a result of such claims was $5.1 million. The Company estimated that its reasonable possible aggregate losses from all currently pending litigation could be as much as $2.5 million, before taxes, in excess of the probable loss previously recognized. In May 1997, the Company agreed to make a payment of $3.3 million to the State of Utah in final settlement of the matter of Trail Mountain Coal Company v. The Utah Division of State Lands and Forestry. The $3.3 million payment was $1.5 million more than the $1.8 million the Company had reserved as the probable loss associated with this lawsuit. To the extent not provided for, the Company believes the ultimate resolution of such claims will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

  On October 24, 1996, the failure of the rock strata overlaying an old, abandoned underground mine adjacent to the impoundment used by Lone Mountain for disposing of coal refuse failed, resulting in an accidental discharge of approximately 6.3 million gallons of water and fine coal slurry into a tributary of the Powell River in Lee County, Virginia. This discharge resulted in the death of approximately 11,500 fish, according to estimates of the Virginia Department of Game and Inland Fisheries. Following the discharge, personnel at Lone Mountain began working with agencies of the Commonwealth of Virginia and the United States to identify the long-term effects, if any, to fish, other organisms and the aquatic habitat of the Powell River system. Small quantities of sediment were removed from stream beds, although the majority of material has been resuspended and carried downstream. Lone Mountain has committed to monitor and evaluate the stream conditions for two years in order to determine accurately the effects of the discharge.

  On January 29, 1997, the Department of Mines, Minerals and Energy of the Commonwealth of Virginia filed suit in Lee County Virginia Circuit Court against Lone Mountain alleging violations of effluent limitations and reporting violations under Lone Mountain's NPDES permits. Lone Mountain and the Commonwealth of Virginia have entered into a settlement agreement to resolve all matters arising out of the discharge. Pursuant to the settlement agreement, Lone Mountain will pay the Commonwealth $1.396 million. In return two notices of violation and a show cause order were vacated.

  Following publication of the proposed settlement and a public comment period of 30 days, the Commonwealth is expected to sign the settlement agreement. It will then be presented to the Circuit Court for entry as a final order. Upon entry by the court, the settlement will discharge all civil claims alleged in the state's civil action of January 29, 1997.

  At the request of the U.S. Environmental Protection Agency and the U.S. Fish & Wildlife Service, the United States Attorney for the Western District of Virginia has undertaken a criminal investigation of the incident. The conclusions of this investigation are not expected until late 1997. On March 19, 1997, Lone Mountain received a subpoena to produce documents and to testify before a federal grand jury. The subpoena seeks the production of documents related to the design and approval of the impoundment.

SELECTED FINANCIAL INFORMATION

  The following table presents selected consolidated financial and operating data for the Company as of the dates and for each of the periods indicated. The selected financial and operating data should be read in conjunction with the consolidated financial statements, and notes thereto, of the Company and "Information Concerning The Company--Management's Discussion and Analysis of Financial Conditions and Results of Operations" included herein.

                           THREE MONTHS
                          ENDED MARCH 31,              YEARS ENDED DECEMBER 31,
                         ----------------- --------------------------------------------------
                           1997     1996     1996   1995(1,2)  1994(3)  1993(4)   1992(5,6,7)
                         -------- -------- -------- ---------  -------- --------  -----------
                                    (In thousands, except per share information)
STATEMENT OF OPERATIONS
 DATA:
Coal sales and other
 revenues............... $197,419 $188,489 $775,805 $737,264   $785,287 $487,670   $ 606,361
Costs and expenses:
 Cost of coal sales
  (8)...................  171,623  162,416  667,878  657,738    648,091  459,493     492,771
 Selling, general and
  administrative
  expenses..............    4,897    4,573   20,435   19,680     21,758   19,070      17,675
 Amortization of coal
  supply agreements.....    2,116    2,855   12,604   13,374     15,346    7,672       6,688
 Write-down of impaired
  assets................      --       --       --    10,241        --       --        6,200
 Restructuring
  expenses..............      --       --       --     8,250        --       --          --
 Other expenses.........    2,470    3,699   18,776   17,956     35,150   53,990      53,322
                         -------- -------- -------- --------   -------- --------   ---------
Income (loss) from
 operations.............   16,313   14,946   56,112   10,025     64,942  (52,555)     29,705
Interest expense, net...    3,293    4,749   17,592   22,962     21,582   15,443      11,520
Provision (benefit) for
 income taxes...........    2,600    2,600    5,500   (1,900)     8,200  (29,100)        300
                         -------- -------- -------- --------   -------- --------   ---------
Income (loss) before
 cumulative effect of
 change
 in accounting
 principle..............   10,420    7,597   33,020  (11,037)    35,160  (38,898)     17,885
Cumulative effect of
 change in accounting
 principle..............      --        -       --       --         --       --     (122,022)
                         -------- -------- -------- --------   -------- --------   ---------
Net income (loss)....... $ 10,420 $  7,597 $ 33,020 $(11,037)  $ 35,160 $(38,898)  $(104,137)
                         ======== ======== ======== ========   ======== ========   =========
BALANCE SHEET DATA:
Total assets............ $872,607 $920,449 $885,521 $940,768   $993,361 $849,804   $ 874,367
Working capital.........   43,013   36,902   33,166   40,077     27,512   (3,369)     22,263
Long-term debt..........  190,537  252,453  212,695  274,314    308,166  223,698     182,273
Other long-term
 obligations............  422,987  429,561  421,754  429,993    413,209  413,427     428,075
Stockholders' equity....  141,046  121,288  130,626  113,692    131,426   96,266     143,164
PER COMMON SHARE DATA:
Income (loss) before
 cumulative effect of
 change
 in accounting
 principle..............    $0.50    $0.36 $   1.58 $  (0.53)  $   1.68 $  (1.86)  $    0.85
Cumulative effect of
 change in accounting
 principle.............. $    --  $    --       --       --         --       --        (5.82)
                         -------- -------- -------- --------   -------- --------   ---------
Net income (loss).......    $0.50    $0.36 $   1.58 $  (0.53)  $   1.68 $  (1.86)  $   (4.97)
                         ======== ======== ======== ========   ======== ========   =========
OPERATING AND OTHER
 DATA:
Tons sold...............    7,545    7,273   29,443   26,742     27,898   17,574      20,853
Tons produced...........    7,127    6,698   26,887   25,562     27,383   14,848      20,136
Dividend payments....... $    --  $    --  $  8,000 $  6,697   $    --  $  8,000   $   8,000
EBITDA (9)..............   44,609   39,571  170,815  110,126    164,373   27,860     117,764
Net cash provided from
 operating activities...   32,931   25,116  131,400   92,526     81,273   54,924      95,353

--------
(1) Results for the year ended December 31, 1995 reflect total charges of $18.5 million for restructuring and asset write-downs. The Company restructured its selling, general and administrative functions and reduced its salaried workforce by 143 employees. Total restructuring charges of $8.3 million included charges for severance, pension and post-retiree medical benefits. As a result of implementing the Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of," the Company recorded charges of $10.2 million to writedown certain assets to their fair value. These assets included idled facilities at CCHI's Cumberland River Coal Company and Apogee's Arch of Illinois and Arch of Kentucky operations.

(2) On July 31, 1995, the Company sold its timber rights to approximately 100,000 acres of property in the eastern United States for a gain of $8.4 million, recorded in Other Revenues.

(3) In January 1994, the Company acquired the stock of Agipcoal Holding USA, Inc., and its subsidiaries, simultaneously sold certain of the operations and entered into a sale lease-back agreement for certain coal reserves for net consideration of $65.9 million. Coal mining operations in Kentucky and West Virginia, and certain coal supply agreements, were acquired. The acquisition was accounted for as a purchase and, accordingly, the results of operations are included in the consolidated financial statements of the Company subsequent to that date.

(4) The results of operations for the year ended December 31, 1993 were adversely affected by a seven month strike by the UMWA against all of Apogee's operations as part of a nationwide strike against members of the BCOA. Depreciation and other expenses, including back-to-work bonuses and start-up costs, were expensed in cost of coal sales as incurred.

(5) Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Post- retirement Benefits Other Than Pensions." The adoption of this standard reduced net income by $122 million ($196.8 million before Income Taxes).

(6) In September 1991, a fire destroyed a major piece of mining equipment at Arch of Illinois. This fire was an insured event under property damage and business interruption insurance policies. The settlement with the insurance carrier resulted in a pre-tax gain on involuntary conversion of $24.4 million in 1992.

(7) During 1992, the Company revalued the assets acquired in the 1990 acquisition of certain mine assets in southeastern Kentucky from Blue Diamond Coal Company (the "Scotia acquisition"). The revaluation occurred as a result of adverse geological conditions which made mining of certain of the acquired coal reserves uneconomic. As a result, the Company adjusted the carrying value of this investment and charged pre-tax earnings of $6.2 million to record the investment at management's estimate of net realizable value.

(8) In 1993, in consultation with actuaries, the Company adjusted the discount rate, the black lung benefit cost escalation rate, rates of disability and other assumptions used in the actuarial determination of pneumoconiosis (black lung) liabilities to reflect more accurately actual experience. The effect of these changes was significant increase in the unrecognized net gain. In accordance with Company policy, this gain was amortized as a credit to cost of coal sales and totaled $10.8 million for each year 1993 through 1996.

(9) EBITDA is defined as income from operations before the effect of changes in accounting principles and extraordinary items, net interest expense, income taxes, depreciation, depletion and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. EBITDA should not be considered in isolation or as an alternative to net income, operating income, cash flows from operations or as a measure of a company's profitability, liquidity or performance under generally accepted accounting principles. This measure of EBITDA may not be comparable to similar measures reported by other companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The results of the Company's operations reflect the acquisition of the AEP-Cardinal contract in 1992 and AgipCoal Holding USA, Inc. and related companies in 1994. These acquisitions expanded the Company's coal mining operations with resulting increases in revenues and expense categories. Each acquisition was accounted for under purchase accounting principles and, thus, the results of operations reflect the operations of each acquired business from the date of its acquisition.

  The Company's financial results for 1992 through 1996 included several events that had a significant impact on revenues, cost of coal sales, income
(loss) from operations and cash flows. These events included:

  Asset Write-Down. During 1992, the Company revalued the assets acquired in the Scotia acquisition in September 1990. The revaluation occurred as a result of adverse geologic conditions which made mining of certain of the acquired coal reserves uneconomical. As a result, the Company adjusted the carrying value of the assets acquired and charged pre-tax earnings $6.2 million to record the investment at management's estimate of net realizable value.

  Insurance Settlement. In September 1991, a fire destroyed a major piece of mining equipment at Arch of Illinois. This fire was an insured event under the Company's property damage and business interruption insurance policies. The settlement with the insurance carrier resulted in a pre-tax gain on involuntary conversion of $24.4 million in 1992.

  Adoption of Financial Accounting Standards No. 106. Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The adoption of this standard reduced net income by $122 million ($196.8 million before Income Taxes).

  UMWA Strike. Beginning May 10, 1993, the UMWA staged a 219 day strike against Apogee's operations as part of a nationwide strike against members of the BCOA. During the strike, salaried employees produced coal at three of the affected operations, but at substantially reduced volumes.

  Restructuring Charges During 1995. The Company restructured its selling, general and administrative functions and, in connection therewith, reduced its salaried workforce by 143 employees, 52 of whom elected to retire under an enhanced early retirement program. Total restructuring charges of $8.3 million included charges for severance, pension and post-retirement medical benefits. The restructuring reflected the Company's efforts to reduce its costs and improve its competitive position.

  Adoption of Financial Accounting Standard No. 121. Effective September 30, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." As a result, the Company recorded charges of $10.2 million to write down certain assets to their fair value. These assets included idled facilities at CCHI's Cumberland River Coal Company and Apogee's Arch of Illinois and Arch of Kentucky operations.

  Related Party Transactions. Effective January 1, 1991, the Company acquired from its stockholders certain Illinois coal reserves for $55.2 million (based on an independent appraisal) which were previously under lease to the Company. This acquisition was valued for accounting purposes at the stockholders' net book value of $22.8 million with the $32.4 million difference between the net book value and fair market value less $12.3 million of deferred income tax benefits being recorded as a reduction to stockholders' equity. In 1996, as part of a settlement with the IRS related to the audit of its 1991 tax return, the Company agreed to adjust the fair market value of the coal properties for tax purposes from the acquisition price of $55.2 million to $33.8 million resulting in a decrease in the deferred tax asset of $8.1 million from $12.3 million to $4.2 million. The decrease in the deferred tax asset was charged directly to stockholders' equity.

  Reclamation and Mine Closure. The federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs common to both types of mining are related to reclaiming refuse and slurry ponds. The Company accrues for current mine disturbance which will be reclaimed prior to final mine closure. The establishment of the final mine closure reclamation liability and the current disturbance is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. Annually, the Company reviews its entire environmental liability and makes necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. These recosting adjustments are recorded to cost of coal sales. Favorable adjustments total $3.3, $4.5, $5.0 and $6.9 million for the three months ended March 31, 1997 and for the years 1996, 1995 and 1994, respectively. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.

 Certain Factors Affecting Current and Future Operating Results

  Actuarial Determination of Pneumoconiosis Liability. In 1993, in consultation with actuaries, the Company changed the discount rate, black lung benefit cost escalation rate, rates of disability and other assumptions used in the actuarial determination of pneumoconiosis (black lung) liabilities to better reflect actual experience. The effect of these changes was a significant increase in the unrecognized net gain of approximately $50 million. This gain is being amortized as a credit to cost of coal sales and totalled $10.8 million ($6.9 million after tax) each year from 1993 through 1996. The gain is expected to be fully amortized in 1997.

  Expiration of Georgia Power Contract and Fulfillment of Contract Prior to Expiration. The Company is currently supplying 1.9 million tons of low-sulfur coal per year from its Lone Mountain and Cumberland River operations and from third parties to Georgia Power Company under a long-term coal supply contract which expires in December 1997. The prices for coal shipped under this contract are significantly above the current open market price for such coal. For the year ended December 31, 1996, 8.9% of the Company's revenues and 18.9% of its operating income related to sales under this contract. The expiration of the contract will have an adverse impact on the Company's earnings and operating cash flow, which impact may be disproportionate to the percentage of total production represented by the tonnage delivered under the contract. The production from the underground mines at Lone Mountain supply a significant portion of this contract. If, as a result of the geologic problems at these mines discussed below, Lone Mountain's operations are unable to produce sufficient quantities of coal to supply the contract profitably, the Company has certain rights to ship coal from certain of its other operations and from certain third-party producers under the contract, and the Company has adequate supply available from its other operations to fulfill its remaining commitments under the contract. After expiration of the current Georgia Power contract, the Company expects to continue to supply a significant amount of similar quality coal to Georgia Power at prices more closely approximating current market prices.

  Exhaustion of Arch of Kentucky Mine No. 37 Longwall Reserves. The longwall reserve base at Apogee's Arch of Kentucky Mine No. 37 will be exhausted in the third quarter of 1997. For the year ended December 31, 1996, Mine No. 37 produced 4.5 million tons of coal (from both the longwall and continuous miner sections) and accounted for $20.8 million or 37.1% of the Company's operating income, and sales of coal produced from the mine accounted for 16.4% of the revenues of the Company. After exhaustion of the longwall reserves, the decrease in operating profit will be mitigated to some degree by the continued operation of two continuous miner sections and by the potential development of an underground mine in the Darby seam that is in close proximity to the Cave Branch Preparation Plant currently used to process Mine No. 37 coal. At the exhaustion of the longwall reserves, the Company does not expect any impairment of assets used to mine those reserves as the estimated useful life of the related assets expires at the time the reserves are depleted.

  Geologic Conditions at the Darby Fork Mine. During 1996, Lone Mountain's Darby Fork Mine, experienced adverse geologic conditions in the form of sandstone intrusions in the coal seam and a new portal

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area. These conditions resulted in lower productivity, lower yields and lower productivity levels, and per ton mining cost increased by 56.6% in 1996 compared to 1995. The Company believes that its exploration efforts have accurately identified and located the sandstone intrusions, and that the adverse geologic conditions will continue until the fourth quarter of 1997, at which time the Company expects improvement in productivity, yield, and production levels. Mining costs should also improve from 1996 levels due to the installation of a beltline from the mine to the preparation plant being fully operational in 1997, resulting in the elimination of higher cost truck transportation. However, if these adverse geologic conditions continue longer than expected, or worsen, production from the mine could be reduced or curtailed, productivity and yield could continue to be adversely affected, and mining costs could continue to be high or increase to the point that operation of the mine is uneconomic.

  Geologic Conditions at the Huff Creek Mine. In 1996, Lone Mountain's Huff Creek Mine also experienced poor roof conditions. These conditions were caused by overmining in the Darby Fork Mine and adverse geologic areas contiguous to a new portal. As a result of these geologic problems, the operating cost at the Huff Creek Mine increased 26.9% in 1996 compared to 1995. Beginning in the second quarter of 1997, the Company made certain revisions to its mining plan to align mineworks in the Huff Creek Mine to accommodate in-seam stresses and to better coordinate the mine plan with the Darby Fork mine plan. As a result of these changes, the Company expects the roof conditions at the Huff Creek Mine to improve substantially beginning in the third quarter of 1997. As with Darby Fork, mining costs should improve from 1996 levels as a consequence of installation of a beltline from the mine to the preparation plant and the elimination of higher cost truck transportation. However, if the adverse geologic conditions continue longer than expected, or worsen, production from the mine could be reduced or curtailed, productivity and yield could continue to be adversely affected, and cost could continue to be high or increase to the point that operation of the mine is uneconomic.

  Lower Overburden Ratios at the Sample Mine. In April 1997, the Company completed an acquisition of certain surface mineable reserves adjacent to its Samples Mine. The acquisition included 9.6 million tons of lower ratio and higher quality surface mineable coal than that coal currently being mined at the Samples Mine. As a result, operating costs are expected to decrease in 1998 compared to 1997.

  Lower Mining Ratios at Arch of West Virginia Surface Mines. Overburden ratios and mining costs at Arch of West Virginia's Wylo Mine are expected to significantly improve in 1998 compared to those expected in 1997 and overburden ratios and mining costs at Arch of West Virginia's Ruffner Mine will significantly improve in 1999 compared to those expected in 1997 or 1998.

  Increased Archveyor Production at Arch of Wyoming. In 1997, production from the Archveyor mining system at Arch of Wyoming has been adversely affected by a fire and the delay of a new, more technologically advanced continuous miner purchased by the Company. In 1998, the Company believes Archveyor production will significantly increase compared to 1997, and that as a consequence operating income will increase.

  Installation of a Second Unit at The Band Mill Underground Mine. A second unit of underground mining equipment was employed at the Band Mill underground mine at the end of March 1997. Production level and costs are expected to improve in 1998 when compared to expected 1997 levels due to a full year's production and increased productivities from deployment of the second equipment section.

  Increased Income From Ark Land Company. The Company intends to utilize its real estate holdings to significantly increase income in 1998 by disposing of inactive assets in the ordinary course of business, and increasing third party rents and royalties.

  Lower Interest Cost. As a result of lower borrowing costs and reduced debt levels, the Company expects its interest cost in 1998 to decrease from 1997 levels.


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Changes in Long-Term Coal Supply Contracts.

  The Company sells a substantial portion of its coal production pursuant to long-term coal supply agreements, and as a consequence may experience fluctuations in operating results in the future, both on an annual and quarterly basis, as a result of expiration or termination of, or sales price redeterminations or suspensions of deliveries under, such coal supply agreements. In addition, price adjustment provisions permit a periodic increase or decrease in the contract price to reflect increases and decreases in production costs, changes in specified price indices or items such as taxes or royalties. Price reopener provisions provide for an upward or downward adjustment in the contract price based on market factors. The contracts also typically include stringent minimum and maximum coal quality specifications and penalty or termination provisions for failure to meet such specifications, force majeure provisions allowing suspension of performance or termination by the parties during the duration of certain events beyond the control of the affected party, and some long-term contracts contain provisions that permit the utility to terminate the contract if changes in the law make it illegal or uneconomic for the utility to consume the Company's coal. Imposition of new nitrous oxide emission limits in connection with Phase II of the Clean Air Act in 2000 could result in affected utilities seeking to terminate or modify long-term contracts citing such termination provisions. If the parties to any long-term contracts with the Company were to modify, suspend or terminate those contracts, the Company could be adversely affected to the extent that it is unable to find alternative customers at the same or better level of profitability.

  From time to time, disputes with customers may arise under long-term contracts relating to, among other things, coal quality, pricing and quantity. The Company may thus become involved in arbitration and legal proceedings regarding its long-term contracts. There can be no assurance that the Company will be able to resolve such disputes in a satisfactory manner.

Factors Routinely Affecting Coal Mining Operations

  Coal production and sales are subject to a variety of operational, geologic, transportation, and weather-related factors that routinely cause production to fluctuate. Operational factors affecting production include anticipated and unanticipated events. For example, in longwall mines, the longwall equipment must be dismantled and moved to a new area of the mine whenever the coal reserves in a segment of the mine--called a panel--are exhausted. The size of a panel varies, and therefore, the frequency of moves can also vary. At large surface mining operations major items of scheduled maintenance occasionally result in down time of stripping or coal loading equipment. Unanticipated events, such as the unavailability of essential equipment because of breakdown or unscheduled maintenance, could adversely affect production.

  Permits are sometimes delayed by unanticipated regulatory requests or processing delays. Timely completion of improvement projects and equipment relocations depends to a large degree on availability of labor and equipment, timely issuance of permits, and the weather. Sales can be adversely affected by fluctuations in production and by transportation delays arising from equipment unavailability and weather-related events, such as flooding.

  Geologic conditions within mines are not uniform. Overburden ratios and the relative composition of overburden at the surface mines vary, as do roof and floor conditions and seam thickness in underground mines. These variations can be either positive or negative for production. Weather conditions can also have a significant effect on the Company's production, depending on the severity and duration of the condition. For example, extremely cold weather combined with substantial snow and ice accumulations may impede surface operations directly and all operations indirectly by making it difficult for workers and supplies to reach the mine sites.

  The results of the third quarter of each year are frequently adversely affected by lower production and resultant higher costs because of scheduled vacation periods at the UMWA-represented mines. In addition, costs are typically somewhat higher during vacation periods because of maintenance activity carried on during those periods. These adverse effects on the third quarter may make the third quarter not comparable to the other quarters and not indicative of results to be expected for the full year.

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

  Any one or a combination of changing demand, fluctuating selling prices, routine operational, geologic, transportation and weather-related factors, unexpected regulatory changes, unexpected results of litigation, or labor disruptions may occur at times or in a manner that causes current and projected results of operations to deviate from projections and expectations. Decreases in production from anticipated levels usually lead to increased mining costs and decreased net income.

 Results of Operations for the Quarter Ended March 31, 1997
 Compared to the Quarter Ended March 31, 1996

  Net income for the first quarter 1997 versus the first quarter 1996 increased $2.8 million or 37.2%, primarily due to increased sales and production offset, in part, by $3.1 million of costs associated with the impoundment discharge at Lone Mountain.

  Net coal sales for the first quarter of 1997 of $192.3 million increased $8.4 million or 4.6% as compared to the first quarter of 1996. The increase resulted from a 3.7% increase in tons sold (7.5 million tons in 1997 compared to 7.3 million in 1996) while average selling price per ton increased by less than 1%. The increase in tons sold was attributable to improved market conditions at Apogee's Arch of Illinois operations, increased productivities at Apogee's Arch of Kentucky operations and increased brokered sales. These were partially offset by reduced spot market sales at Apogee's Arch of West Virginia operations and reduced sales from Cumberland River Coal Company's Ridgeline Mine, which was idled in the third quarter of 1996. Cost of coal sales for the first quarter 1997 increased 5.7% to $171.6 million from $162.4 million for first quarter 1996 due primarily to a 6.4% increase in production. On a per-ton basis, the cost of coal sales increased 1.9% primarily due to recording $3.1 million of costs associated with the impoundment discharge at Lone Mountain. See "Information Concerning the Company--Legal Proceedings." The charges associated with the impoundment primarily attributed to a 7.0% lower per ton operating margin for the first quarter 1997 compared to the first quarter 1996 and to lower gross operating margin for the first quarter 1997 of $20.7 compared to the first quarter 1996 of $21.5 million by 3.6%.

  Selling, general and administrative expenses for the first quarter 1997 exceeded 1996's first quarter amount by $.3 million, which related to additional legal and outside services costs.

  Amortization of coal supply agreements of $2.1 million for the first quarter 1997 decreased $.7 million or 25.9% from the first quarter 1996 due to the DP&L contract becoming fully amortized as of December 1996, and a 100,000 ton reduction in the CG&E contract shipments for the first quarter 1997 versus the first quarter 1996.

  Other expenses principally related to transportation, coal transloading and other non-mining activities of $2.5 million for the first quarter 1997 compared to $3.7 million for the first quarter 1996. The 33.2% decrease related primarily to reclamation recosting credits recorded in 1997 resulting from permit revisions granted by the State of Illinois on various idled Illinois properties.

  Net interest expense of $3.3 million for the first quarter 1997 decreased 30.7% from $4.7 for the first quarter 1996 due to lower debt levels including lower levels of higher-cost fixed interest rate debt.

  Income tax expense for the first quarter 1997 of $2.6 million equaled 1996's first quarter expense despite an increase in the quarterly pre-tax earnings of $2.8 million due to recording the current year provision at 20% versus the prior year's provision which was recorded at 25%. The effective tax rate is sensitive to changes in profitability because of the effect of percentage depletion.

 Results of Operations for the Year Ended December 31, 1996
 Compared to the Year Ended December 31, 1995

  Net income for 1996 of $33.0 million exceeded the 1995 net loss of $11.0 million by $44.0 million. The increase in operating income, coupled with the 1995 restructuring charge of $8.3 million and a write down of impaired assets of $10.2 million, contributed to the increase in net income for 1996 as compared to 1995.

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

  Net coal sales for 1996 of $750.1 million increased $43.3 million or 6.1% from 1995. The increase resulted from a 10.1% increase in tons sold (29.4 million tons in 1996 compared to 26.7 million tons in 1995), which was offset by a decrease in average selling prices of 3.7% due primarily to increased sales of lower realization shipments from the Illinois and Wyoming operations. The increase in tons sold was attributable to productivity improvements, improved geologic conditions at Apogee's Arch of Kentucky Mine No. 37, improved market conditions for Arch of Wyoming and increased brokered sales, offset in part by the disposition of certain Kentucky operations in October 1995. Despite the increase in tons sold, cost of coal sales for 1996 increased only 1.5% to $667.9 from $657.7 million for 1995. On a per-ton basis, the cost of coal sold decreased by 7.8%. The decrease in costs were due to the sale of certain Kentucky operations, closing of higher cost West Virginia operations in 1995, a decrease in net periodic postretirement benefit costs of approximately $4 million, improved productivities at most operations and improved geologic conditions at Apogee's Arch of Kentucky No. 37 mine and favorable reclamation recosting adjustments. These positive variances were partially offset by lower yields and poor geologic conditions at Lone Mountain. Also, the Company reduced the estimated useful lives of certain long-lived assets (primarily relates to life of mine assets including preparation plants and beltlines) for depreciation and amortization purposes. As a result, an additional $11.3 million of depreciation and amortization expense was recorded to cost of coal sales. These changes in estimates were primarily due to increased productivities and reductions in recoverable reserves. These assets were being depreciated on a straight line basis over the estimated life of certain mines. As a result of increased production and adjustments to economically recoverable reserves, the life of the mines were reduced. Therefore, the asset lives were adjusted to conform to the estimated recoverable reserves of the respective mines. The additional sales volume, cost and productivity improvements, partially offset by the lower average selling price, resulted in the per ton operating margin for 1996 exceeding that for 1995 by 52% and gross operating margin of $82.2 million exceeding that for 1995 by $49.1 million, or 67%.

  Other revenues consist primarily of transportation, coal transloading, coal and timber royalties and other non-mining activities. The difference in other revenues of $25.7 million in 1996 and $30.4 million in 1995 is due primarily to the gain on sale of timber rights of $8.4 million in 1995.

  Selling, general and administrative expenses exceeded 1995 levels due to recording expenses associated with incentive compensation plans as the Company had net income as compared to a net loss in 1995.

  Amortization of coal supply agreements of $12.6 million decreased $.8 million from 1995 due to the expiration of the AEP-Central Operating contract in the first quarter of 1996 and the buyout of the Carolina Power & Light ("CP&L") contract on February 28, 1995.

  Other expenses principally related to transportation, coal transloading and other non-mining activities of $18.8 million increased $.8 million due to a $1.7 million litigation reserve and a $1.4 million charge for the early redemption of preferred stock of an acquired company, offset, in part, by lower transportation expenses.

  Net interest expense of $17.6 million decreased $5.3 million in 1996 due to lower debt levels including lower levels of higher-cost fixed interest rate debt.

  Income tax expense increased to $5.5 million from a benefit of $1.9 million principally due to an increase in the Company's profitability. The effective tax rate is sensitive to changes in profitability because of the effect of percentage depletion. The 1995 net tax benefit included a $9.9 million provision for open tax years.

 Results of Operations for the Year Ended December 31, 1995
 Compared to the Year Ended December 31, 1994

  The net loss for 1995 of $11.0 million was below 1994's net income of $35.2 million by $46.2 million. A decrease in operating income, coupled with the termination and buyout of two above market long-term coal supply contracts, a renegotiated coal supply contract, and charges for restructuring and impairment of assets, all contributed to 1995's decrease in net income.

  Net coal sales for 1995 of $706.8 million decreased from net sales of $747.5 million for 1994 by 5.4%. The decrease resulted from a 4.3% decrease in tons sold (26.7 million tons in 1995 compared to 27.9 million tons in 1994), with average selling prices reflecting a 1.2% decline from the 1994 level. The decrease in tons sold was primarily attributable to the idling of a deep mine at the Illinois operations due to the expiration of a long-term sales contract and a weak market for high-sulfur Illinois Basin product, and the disposition of certain coal operations in Kentucky in October 1995. These variances were offset, in part, by better geologic conditions at Apogee's Arch of West Virginia operations and increased production capacity at the Lone Mountain operations. The average selling price decreased principally due to the termination of an above market sales contract, the renegotiation of an above market coal supply contract resulting in a lower price in exchange for additional tonnage over an extended term, and the buyout of an above market coal supply contract on February 28, 1995. Despite the lower sales volume, cost of coal sales for 1995 of $657.7 million increased only 1.5% due to increasing both production days and capacity at Arch of West Virginia, realizing a full year's production from the dragline operation implemented during 1994 at Samples Mine, increased production capacity at Lone Mountain and the development of the Pardee surface mine and favorable reclamation recosting adjustments. These items were offset, in part, by the idling of an underground mine in Illinois and the disposition of certain Kentucky operations. On a per-ton basis, the cost of coal sales increased by 6.0% due to the idling of the lower cost Illinois underground operation and the development of the Pardee surface mine, offset in part by a full year's production from the dragline at Samples Mine and the sale and idling of certain high cost Kentucky and West Virginia operations. The net effect of lower sales volume, coupled with the per ton sales and cost variances resulted in a 48.3% decrease in per ton operating margins for 1995 compared to 1994 and a 50.6% decrease in gross operating margin for 1995 of $49.1 million compared to 1994 of $99.4 million.

  Other revenues of $30.4 million in 1995 were below 1994's other revenues of $37.8 million due to the sale of substantially all of the assets associated with the Company's mining equipment supply business in January 1995, partially offset by the sale of timber rights on certain Appalachian properties.

  In 1995, the Company recorded a $10.2 million charge associated with the impairment of long-term assets and $8.3 million for a restructuring charge resulting from the elimination of 143 salaried positions at the Company and its subsidiaries, 52 of whom elected to retire under an enhanced early retirement program.

  Selling, general and administrative expenses decreased $2.1 million from 1994 as no provision for incentive compensation plans was recorded due to the net loss for the year.

  Amortization of coal supply contracts in 1995 of $13.4 million decreased $2.0 million from 1994 due principally to the buyout of a CP&L contract on February 28, 1995.

  Other expenses decreased $17.2 million from 1995 to 1994 due primarily to the sale of the mining supply business.

  Net interest expense of $23.0 million increased $1.4 million despite a decrease in debt levels. The increase is due to higher weighted average debt outstanding for the year and a higher effective interest rate on the Company's revolving credit facility.

  Income tax expense decreased from $8.2 million in 1994 to a benefit of $1.9 million in 1995 principally due to a significant reduction in profitability. The benefit for 1995 was reduced by a provision of $9.9 million for tax requirements for open years. As noted previously, the effective tax rate is sensitive to changes in profitability because of the effect of percentage depletion.

 Capital Resources and Liquidity

  The Company has historically satisfied its working capital requirements, its capital expenditures (excluding major acquisitions) and scheduled debt repayments from its operating cash flow. Cash requirements for the acquisition of new business operations have generally been funded through a combination of cash generated from operating activities, utilization of the Company's lines of credit and the issuance of long-term obligations. The Company believes that cash generated from operations will continue to be sufficient to meet its working capital requirements, planned or anticipated capital expenditures (excluding major acquisitions) and scheduled debt repayments. As of December 31, 1996, the Company could borrow up to $53.0 million under its revolving credit agreement.

 Cash Flow From Operations

  Cash flow from operations was $131.4, $92.5 and $81.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. Cash flow from operations in 1996 exceeded that for 1995 due principally to the increase in net income. Despite the significant decrease in net income, 1995 cash flow from operations exceeded 1994 cash flow primarily because 1994 cash flow was hindered by an increase in the levels of accounts receivables and inventories after the seven month UMWA strike that ended in December 1993. In addition, 1995 cash flow was favorably affected by reduced coal inventory levels due to the idling of the Illinois underground mine and certain West Virginia operations and the sale of certain Kentucky operations.

 Capital Expenditures

  Excluding the acquisition of the Carbon Basin reserves in 1996 and the acquisition of Agipcoal and certain other coal reserves in West Virginia in 1994, capital expenditures were $55.4, $82.3 and $96.3 million in 1996, 1995 and 1994, respectively. The Company expended significant capital in upgrading equipment and capacity at its existing operations and developing new operations. In 1994, the Company expended $5.2 million to complete the upgrade to the preparation plant for the No. 37 mine, $9.1 million to upgrade the truck fleet at the Ruffner Mine, $30.6 million for the expansion of the Samples Mine, $7.3 million for the development of Lone Mountain and $5.4 million for the development of the Pardee Surface Mine. In addition, the Company experienced higher than normal equipment replacements in 1994 as a result of deferring capital expenditures during the seven-month UMWA strike in 1993. In 1995, the Company expended $11.5 million for the development of the Pardee Surface Mine, $9.4 million to complete the dragline operation at Samples Mine including a preparation plant and loadout, $22.9 million for the development and expanded capacity at Lone Mountain and $2.8 million towards the initial construction of an underground Archveyor(R) system for the Conant Mine. The capital expenditures for 1996 include $15.1 million for the final phase of the Lone Mountain development including the installation of a beltline, slopes and an upgrade to the preparation plant, $5.9 million for the development of the Band Mill Mine and $4.8 million for construction of the Archveyor(R) system for the Conant Mine. In addition, on December 19, 1996, the Company bought out a supplemental payment agreement with Quaker State related to the AEP-Cardinal sales contract resulting in an additional investment in the coal sales agreement of $6 million. These expenditures were financed from cash flow provided from operating activities.

 Long-Term Obligations

  Revolving Credit Agreement. The Company has an unsecured revolving credit agreement (the "1994 Revolving Credit Agreement"), which provides for borrowings of up to $200 million. The agreement expires on January 27, 1999. At December 31, 1996, the Company had $147 million borrowed under the 1994 Revolving Credit Agreement. As of April 1997, the 1994 Revolving Credit Agreement required a commitment fee of 0.10% per annum to be paid quarterly on the average daily unused portion of the lending commitment and a facility fee of 0.15% per annum on the $200 million capacity. The commitment and facility fees fluctuate based on the Company's ratio of debt to equity. Interest on borrowings under the 1994 Revolving Credit Agreement is paid in arrears based on a money market rate determined by a competitive bid process, the PNC Bank base rate or a rate based on LIBOR plus an applicable margin, as the Company may elect. The 1994 Revolving Credit Agreement contains covenants which limit indebtedness, investments, sales of assets, dividends and other actions and also requires maintenance of certain financial ratios.

  On May 20, 1997, the Company entered into a preliminary agreement for a new revolving credit agreement to become effective at the Effective Time. The new revolving credit agreement will be for a term of five years and provide for borrowings of up to $500 million. The rate of interest on the borrowings under this agreement will be, at the Company's option, a money market rate determined by a competitive bid process, the PNC Bank base rate and a rate based on LIBOR. The provisions of the revolving credit agreement will require a facility fee on the amount of the commitment. The rate used to compute the facility fee will be redetermined quarterly based on the Company's ratio of debt to equity and may vary from 0.07% to 0.20% per annum.

  Senior Notes. The Company has two senior notes issued under separate note agreements dated June 24, 1987 and January 29, 1993. The note dated June 24, 1987 has a final payment due of $8 million on June 1, 1997. This note has an interest rate of 9.85%. The January 29, 1993 note is due January 31, 2003, with scheduled principal payments of approximately $7.1 million on January 31, 1997 and each January 31 thereafter until final maturity on January 31, 2003. This note has a fixed interest rate of 7.79% and is payable in semi-annual installments. The Company may elect to prepay the debt in increments of $5 million, plus a yield maintenance premium. The yield maintenance premium is equal to the present value of the sum of the difference between the Treasury yield for obligations with a term equal to the average remaining term of the senior notes at the time of prepayment and 7.79%.

  The senior note agreements contain various covenants which limit indebtedness, investments, sales of assets, dividends and other actions and also require maintenance of certain financial ratios.

  Other Debt Agreements. The Company has other debt agreements entered into in connection with acquisitions of coal properties with fixed interest rates ranging from 7.15% to 9% which are collateralized by acquired properties. The total outstanding balance of such indebtedness as of December 31, 1996 was $7.7 million, including one agreement with an outstanding balance of $7 million. This note has a fixed interest rate of 7.15% and is payable in annual installments (including principal and interest) of approximately $.8 million through June 30, 2009.

  On October 4, 1996, the Company made a lump sum payment of $15.3 million in exchange for the early redemption of preferred stock of an acquired company. On December 19, 1996, the Company prepaid indebtedness of $18.3 million and interest of $.5 million. These payments were made from cash flow provided from operating activities.

 Effects of Inflation and Changing Prices

  Certain of the Company's long-term coal supply contracts include provisions which allow the Company to bill its customers for inflationary cost increases and increases in operating costs resulting from new or revised governmental laws and regulations. For the majority of other sales, in periods of significant inflation, income from operations may be adversely affected if inflationary price increases or governmental related price increases are not recognized by the market in the form of higher selling prices. Due to the capital-intensive nature of the Company's activities, inflation may also have a significant impact on the development or acquisition of mining operations, or the future costs of final mine reclamation and the satisfaction of other long-term liabilities, such as health care or pneumoconiosis (black lung) benefits.

 Governmental and Environmental Matters

  The Company operates in an industry that is subject to extensive regulation over matters such as employee health and safety, discharge of materials into the environment, permitting and licensing arrangements, mining methods, reclamation and reforestation of areas of disturbance and various other matters. Compliance with these complex rules and regulations is constantly being monitored as part of the Company's ongoing business operations.

 Income Tax Matters

  The Company's federal income tax returns for the years 1992 through 1994 are currently under review by the Internal Revenue Service ("IRS"). The IRS has completed its examinations of the Company's federal income tax returns for the years ended 1987, 1988 and 1989 and has proposed adjustments which relate principally to business acquisitions, asset dispositions, corporate reorganizations, percentage depletion and investment tax credits during those years. As a result, the IRS has proposed additional taxes aggregating $50 million plus interest to the date of payment. After an analysis of the proposed adjustments by management with tax counsel, the Company paid $8.0 million in 1994 to the IRS and filed a protest with the IRS contesting certain adjustments. Management believes that the Company has adequately provided for any income taxes and related interest which may ultimately be paid on contested issues.

  On April 30, 1997, the Company made an additional $8 million deposit to the IRS which the Company's federal income tax returns for the tax years 1987-1989. The payment was charged against a previously established reserve.

  During 1996, the IRS completed its examinations of the Company's federal income tax returns for years 1990 and 1991 and the Company and the IRS agreed to a settlement of various tax issues for a payment of $6.5 million, including interest. Part of the settlement related to the acquisition from the Company's stockholders of certain Illinois coal reserves for $55.2 million. Their acquisition was valued for accounting purposes at the stockholders' net book value of $22.8 million with the $32.4 million difference between the net book value and fair market value less $12.3 million of deferred tax benefits being recorded as a reduction to stockholders' equity.

  The Company is required to record a valuation allowance when it is "more likely than not" that some portion or all of its deferred tax asset will not be realized. It is management's belief that the Company's net deferred income tax asset will "more likely than not" be realized by generating sufficient taxable income in the future.
                            EXECUTIVE COMPENSATION

  The following table is a summary of compensation information for each of the last three years for the Chief Executive Officer and each of the other four most highly compensated individuals, based upon annual salary and bonus for the fiscal year ended December 31, 1996, who will be executive officers of the Company after the Effective Time.

                          SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM COMPENSATION
                                                                 --------------------------------------------
                                     ANNUAL COMPENSATION                 AWARDS         PAYOUTS
                             ----------------------------------- ---------------------- -------
                                                                 RESTRICTED                        ALL OTHER
                                                    OTHER ANNUAL   STOCK                 LTIP       COMPEN-
                                  SALARY  BONUS (1) COMPENSATION  AWARD(S)  OPTIONS (2) PAYOUTS    SATION (5)
NAME AND PRINCIPAL POSITION  YEAR   ($)      ($)         $          (#)         (#)       ($)         ($)
---------------------------  ---- ------- --------- ------------ ---------- ----------- -------    ----------
Steven F. Leer               1996 309,731  310,000      -0-         -0-          -0-       -0-       18,600
 President & CEO             1995 299,421      -0-      -0-         -0-          -0-       -0-        9,000
                             1994 278,136  278,500      -0-         -0-          -0-       -0-        9,000
Robert W. Shanks             1996 175,727  123,200      -0-         -0-          -0-       -0-       10,560
 Vice President,             1995 155,168      -0-      -0-         -0-          -0-       -0-        9,000
  Operations
                             1994 139,706   64,212      -0-         -0-          -0-       -0-        8,382
Jeffry N. Quinn              1996 171,656  120,540      -0-         -0-          -0-       -0-       10,332
 Sr. Vice President,         1995 151,784      -0-      -0-         -0-          -0-       -0-        9,000
 Law & HR, Secretary         1994 143,952  100,800      -0-         -0-          -0-       -0-        8,631
 & General Counsel
David B. Peugh               1996 145,091  101,885      -0-         -0-          -0-       -0-        8,705
 Vice-President--            1995 128,271      -0-      -0-         -0-          -0-       -0-        7,696
 Business Development        1994 119,867   60,000      -0-         -0-          -0-       -0-        7,192
Kenneth G. Woodring          1996 237,500      -0-      -0-         -0-       15,000     2,577(3)     6,300
 Exec. Vice President--      1995 237,019   86,763      -0-         -0-        7,500       -0-        6,290
 Mining Operations           1994 224,423   64,128      -0-         -0-        7,500    56,783(4)     9,426

--------
(1) For Mr. Woodring, this amount represents the amount of money earned under the Ashland Coal, Inc. Incentive Compensation Program for Key Employees with respect to the subject year and paid in the immediately succeeding year. For Messrs. Leer, Shanks, Quinn and Peugh, these amounts represent amounts awarded under the Company Incentive Compensation Plan with respect to the subject year and paid in the immediately succeeding year.

(2) Represents options granted to Mr. Woodring under the Ashland Coal, Inc. 1995 Stock Incentive Plan.

(3) This amount represents the amount paid to Mr. Woodring in 1997 for the four years of the 1993-1996 plan cycle under the Ashland Coal, Inc. Performance Unit Plan.

(4) This amount represents the amount paid to Mr. Woodring in 1995 for the four years of the 1991-1994 plan cycle under the Ashland Coal, Inc. Performance Unit Plan.

(5) In the case of Mr. Woodring, this amount represents contributions by Ashland Coal to the named executive's account under the Ashland Coal, Inc. Employee Thrift Plan. In the case of Messrs. Leer, Shanks, Quinn and Peugh, these amounts represent contributions by the Company to the named executive's account under the Company Thrift Plan and for 1996 under the Company ERISA Forfeiture Plan.

 Company Pension Plan

  The Company Pension Plan ("Plan") is a qualified defined benefit plan which covers full-time salaried and full-time non-union hourly employees, including Messrs. Leer, Shanks, Quinn and Peugh. Benefits under the Plan are determined based on years of service, and the average covered remuneration for the five highest consecutive years of service. To the extent that benefits under the Plan exceed certain limits established by the Code, they are payable under a non-qualified pension plan. The following table shows the estimated annual benefits payable to eligible employees under the qualified and non-qualified plans, assuming continued employment until normal retirement age.

                              PENSION PLAN TABLE

                                     YEARS OF SERVICE
                 --------------------------------------------------------------------
REMUNERATION        15             20             25             30             35
------------     --------       --------       --------       --------       --------
  $125,000       $ 36,861       $ 49,149       $ 61,436       $ 73,724       $ 86,011
  $150,000         45,299         60,399         75,499         90,589        105,699
  $175,000         53,737         71,649         89,561        107,474        125,386
  $200,000         62,174         82,899        103,624        124,349        145,074
  $225,000         70,612         94,149        117,688        141,224        164,761
  $250,000         79,049        105,399        131,749        158,099        184,449
  $300,000         95,924        127,899        159,874        191,849        223,824
  $400,000        129,674        172,899        216,124        259,349        302,574
  $450,000        146,549        195,399        244,249        293,099        341,949
  $500,000        163,424        217,899        272,374        326,849        381,324

  Compensation covered under the Plan includes annual salary, bonuses paid pursuant to the Company Incentive Compensation Plan, if any, and amounts contributed under the Company Thrift Plan. The stated renumeration is the aggregate compensation during the five consecutive plan years preceding and including the plan year which gives rise to the highest aggregate, divided by the employee's years and fractions thereof as an employee during such five year period. Under the plan this calculation is done both on a paid compensation and earned compensation basis and renumeration used for benefit calculation is the lesser of the two. Benefits are computed based on a Life Only annuity basis without deduction for social security or other amounts.

  As of December 31, 1996, Messrs. Leer, Shanks, Quinn and Peugh had credited service in the Plan of 5, 20, 11 and 3 years, respectively.

 Other Information Concerning Ashland Coal Executive Officers

  Mr. Woodring is currently an executive officer of Ashland Coal and at the Effective Time will become an executive officer of the Company. In reliance on
Item 18(b) of Form S-4, certain other executive compensation information with respect to Mr. Woodring contained in Ashland Coal's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 is incorporated by reference herein.

 Employment Agreements and Other Arrangements

  Mr. Leer is President and Chief Executive Officer of the Company. Mr. Leer entered into an employment agreement with the Company dated March 1, 1992. The agreement is automatically renewed from year to year unless terminated sixty days in advance of the end of each year. The agreement provides for an annual base salary of not less than $250,000 and requires the Company to maintain an incentive compensation plan under which Mr. Leer is entitled to receive annual bonuses of up to 100% of his base salary, the amount of the bonus actually received to be determined on the basis of the achievement by the Company of certain return on equity goals as established by the Board of Directors on an annual basis. The agreement also provides that if Mr. Leer's employment is terminated prior to his fully vesting in the Company's Thrift Plan, he shall be paid such additional cash compensation as necessary to compensate him for the economic effect of not vesting. Pursuant to the Merger Agreement, Mr. Leer is to be elected President and Chief Executive Officer of the Company. It is anticipated that his current employment agreement will be terminated by mutual consent after the Effective Time of the Merger and superseded by a new employment agreement.

  Mr. Woodring and seventeen Ashland Coal executive officers and other employees have entered Retention/ Severance Agreements with Ashland
Coal. Messrs. Shanks, Quinn and Peugh and fifteen executive officers and other employees of the Company have entered similar agreements with the Company. Pursuant to the Retention/Severance Agreements, if the employment of the covered individuals is terminated during the term of the agreements, the covered individuals will receive severance benefits of 24 months base pay, continuation of medical benefits for 24 months, and acceleration of the vesting of other incentives, including stock options. Pursuant to the Merger Agreement, as of the Effective Time the Company has agreed to assume the obligations of Ashland Coal under the Retention/Severance Agreements with its executive officers and other employees.

                          THE COMPANY INCENTIVE PLAN

  On April 1, 1997 and on April 4, 1997, the Company's Board of Directors and the stockholders, respectively, adopted and approved the Company Incentive Plan ("Incentive Plan") to be effective at the Effective Time. The purpose of the Company Incentive Plan is to provide a flexible mechanism to provide incentives to, and to encourage ownership of the Company Common Stock by, officers and other selected key management employees of the Company and its subsidiaries. An aggregate of 6,000,000 shares of Company Common Stock have been reserved for issuance pursuant to the Company Incentive Plan, including 694,035 shares reserved for issuance in substitution for existing Ashland Coal options.

  The Board of Directors of the Company believes that the successful implementation of the Company's business strategy will depend upon attracting and retaining able executives, managers and other key employees. The Board also believes that the ability to grant Awards (as hereinafter defined) under the Company Incentive Plan will strengthen the ability of the Company to attract and retain capable personnel. The Company Incentive Plan provides that a committee appointed by the Board of Directors of the Company ("Committee") will have the flexibility to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock, performance units, merit awards, phantom stock awards and rights to acquire stock through purchase under a stock purchase program (the "Awards").

  A copy of the Company Incentive Plan is attached as Annex E to the Merger Agreement, a copy of which is attached to this Prospectus/Proxy Statement as Appendix A. The following summary of the terms of the Company Incentive Plan is qualified in its entirety by reference to all of the provisions thereof.

ADMINISTRATION

  The Company Incentive Plan will be administered by the Committee. Subject to the express provisions of the Company Incentive Plan, the Committee will have plenary authority, in its discretion, to interpret the Company Incentive Plan, establish rules and regulations for its operation, select employees of the Company and its subsidiaries to receive Awards and determine the form and amount and other terms and conditions of such Awards.

ELIGIBILITY

  Salaried officers of the Company and other employees of the Company and its subsidiaries (the "Employees") are eligible to be selected to participate in the Company Incentive Plan ("Participants"). The selection of participants from among the Employees is within the discretion of the Committee. The Company currently has approximately 2,100 Employees and, at the Effective Time, it is estimated the Company will have approximately 3,656 Employees.

AMENDMENT OF PLAN

  The Company's Board of Directors may suspend, terminate, modify or amend the Company Incentive Plan at any time, with or without prior notice; provided, however, that it may not, without stockholder approval, adopt any amendment which would (a) increase the aggregate number of shares of Common Stock which may be issued under the Company Incentive Plan, (b) materially increase the benefits accruing to Participants in the Company Incentive Plan or (c) materially modify the eligibility requirements for participation in the Company Incentive Plan, except for adjustments to reflect stock splits or combinations, reorganizations or other capital adjustments. No suspension, termination, modification or amendment may terminate an outstanding Award or materially adversely affect a Participant's rights under an outstanding Award without the Participant's consent.

AVAILABLE SHARES

  Six million shares of Company Common Stock are available for grant under the Company Incentive Plan. Shares of Company Common Stock related to Awards which terminate by expiration, forfeiture, cancellation or otherwise without the issuance of shares, or are settled in cash in lieu of Company Common Stock, and shares used to pay an option exercise price will thereafter again be available for grant under the Company Incentive Plan.

LIMITATION ON AWARDS

  The maximum number of shares of Common Stock with respect to which any Participant may receive Awards of stock options or stock appreciation rights during any calendar year is 300,000; the maximum number of shares of Common Stock with respect to which any Participant may receive Awards of restricted stock during any calendar year is 100,000; the maximum number of shares of Common Stock with respect to which any Participant may receive Merit Awards during any calendar year is 100,000; and the maximum number of shares of Common Stock with respect to which any Participant may receive other Awards during any calendar year is 100,000.

STOCK OPTIONS

  Under the Company Incentive Plan, the Committee may grant Awards in the form of incentive and non-qualified stock options to purchase shares of Company Common Stock. The Committee will determine the number of shares subject to each option, the manner and time of the option's exercise and the exercise price per share of stock subject to the option. The exercise price of a stock option may not be less than the fair market value of the Company Common Stock on the date of the grant, except as expressly provided in the Company Incentive Plan with respect to substitution of Awards for similar awards upon the occurrence of transactions like the Merger. Upon exercise, the option price may, at the discretion of the Committee, be paid by a Participant in cash, shares of Company Common Stock, a combination thereof, or such cashless exercise arrangement as the Committee may deem appropriate. Any stock option granted in the form of an incentive stock option must satisfy the applicable requirements of Section 422 of the Code.

STOCK APPRECIATION RIGHTS

  The Company Incentive Plan authorizes the Committee to grant Stock Appreciation Rights ("SARs") either in tandem with a stock option or independent of a stock option. A SAR is a right to receive a payment equal to the appreciation in market value of a stated number of shares of Company Common Stock from the SAR's exercise price to the market value on the date of its exercise. The Committee will determine the number of shares subject to the Award, the manner and time of a SAR exercise and the exercise price, which shall not be less than the fair market value of a share of Company Common Stock, except as expressly provided in the Company Incentive Plan with respect to substitution of Awards for similar awards upon the occurrence of transactions like the Merger.

  A tandem SAR may be granted either at the time of the grant of the related stock option or at any time thereafter during the term of the stock option. A tandem SAR shall be exercisable to the extent its related stock option is exercisable, and the exercise price of such a SAR shall be the same as the option price under its related stock option. Upon the exercise of a stock option as to some or all of the shares covered by the Award, the related tandem SAR shall be canceled automatically to the extent of the number of shares covered by the stock option exercise.

STOCK AWARDS

  The Company Incentive Plan authorizes the Committee to grant Awards in the form of shares of restricted stock or restricted stock units. Such Awards will be subject to such terms, conditions, restrictions or limitations, if any, as the Committee deems appropriate including, but not by way of limitation, restrictions on transferability and continued employment. The Company Incentive Plan gives the Committee the discretion to accelerate the delivery of a stock Award.

PERFORMANCE SHARES

  The Company Incentive Plan allows for the grant of "Performance Shares." For purposes of the Company Incentive Plan, Performance Shares are restricted shares of Company Common Stock which are awarded subject to attainment of certain performance goals over a period to be determined by the Committee.

PERFORMANCE UNITS

  Awards may also be granted in the form of performance units which are units valued by reference to shares of Company Common Stock. Performance units are similar to performance shares in that they are awarded contingent upon the attainment of certain performance goals over a fixed period. The length of the period, the performance objectives to be achieved during the period, and the measure of whether and to what degree the objectives have been achieved, will be determined by the Committee.

PERFORMANCE GOALS

  If the Committee desires payment under an Award (other than under a stock option or SAR granted at 100% or more of the fair market value of the shares of Company Common Stock of the Company as of the date of grant) to qualify as "performance-based compensation" under Section 162(m) of the Code, the performance goals which must be achieved in order for payment to be made shall be based upon one or more of the following business criteria: net income; earnings per share; earnings before interest and taxes (EBIT); earnings before interest, taxes, depreciation, depletion and amortization (EBITDA); debt reduction, safety, return on investment, operating income, operating ratio, cash flow, return on assets, stockholders' return, revenue, return on equity, economic value added ("EVA(R)"), operating costs, sales or compliance with Company policies.

CHANGE IN CONTROL

  In the event of a "change in control" (as defined in the Company Incentive
Plan), (i) all of the terms, conditions, restrictions and limitations in effect on any of an Employee's outstanding Awards would immediately lapse and
(ii) all of the Employee's outstanding Awards would automatically become 100% vested.

  The Company Incentive Plan defines a "change in control" as a change in control of the Company of a nature that would be required to be reported (assuming such event has not been "previously reported") in response to Item 1(a) of a Current Report on Form 8-K, as in effect on the date the Company Incentive Plan is adopted, pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended and as in effect on the date the plan was approved by the Company's shareholders ("Exchange Act"); provided, that without limitation, a "change in control" shall be deemed to have occurred (1) upon the approval of the Board of Directors (or if approval of the Board is not required as a matter of law, the shareholders of the Company) of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Company Common Stock would be converted into cash, securities or other property, other than a merger in which the holders of Company Common Stock immediately prior to the merger will have more than 50% of the ownership of common stock of the surviving corporation immediately after the merger, (B) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, or (C) adoption of any plan or proposal for the liquidation or dissolution of the Company, or (2) when any "person" (as defined in Section 13(d) of the Exchange Act), other than a "Significant Stockholder" (defined as any shareholder of the Company who, immediately prior to the Effective Date owned more than 5% of the Company Common Stock) or any subsidiary or employee benefit plan or trust maintained by the Company or any of its subsidiaries, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 20% of the Company Common Stock outstanding at such time, without prior approval of the Board of Directors.

FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the federal income tax consequences of Awards granted under the Company Incentive Plan, based on current income tax laws, regulations and rulings.

 Incentive Stock Options

  Subject to the effect of the Alternative Minimum Tax, discussed below, an optionee does not recognize income on the grant of an Incentive Stock Option. If an optionee exercises an Incentive Stock Option in accordance with the terms of the option and does not dispose of the shares acquired within two years from the date of the grant of the option nor within one year from the date of exercise, the optionee will not realize any income by reason of the exercise, and the Company will be allowed no deduction by reason of the grant or exercise. The optionee's basis in the shares acquired upon exercise will be the amount paid upon exercise. (See the discussion below for the tax consequences of the exercise of an option with stock already owned by the optionee.) Provided the optionee holds the shares as a capital asset at the time of sale or other disposition of the shares, the gain or loss, if any, recognized on the sale or other disposition will be capital gain or loss. The amount of the optionee's gain or loss will be the difference between the amount realized on the disposition of the shares and the basis in the shares.

  If an optionee disposes of the shares within two years from the date of grant of the option or within one year from the date of exercise ("Early Disposition"), the optionee will realize ordinary income at the time of such Early Disposition which will equal the excess, if any, of the lesser of (i) the amount realized on the Early Disposition, or (ii) the fair market value of the shares on the date of exercise, over the optionee's basis is in the shares. The Company will be entitled to a deduction in an amount equal to such income. The excess, if any, of the amount realized on the Early Disposition of such shares over the fair market value of the shares on the date of exercise will be long-term or short-term capital gain, depending upon the holding period of the shares, provided the optionee holds the shares as a capital asset at the time of Early Disposition. If an optionee disposes of such shares for less than his basis in the shares, the difference between the amount realized and his basis will be a long-term or short-term capital loss, depending upon the holding period of the shares, provided the optionee holds the shares as a capital asset at the time of disposition.

  The excess of the fair market value of the shares at the time the Incentive Stock Option is exercised over the exercise price for the shares is an item of adjustment for purposes of the alternative minimum tax ("Stock Option Preference").

 Non-Qualified Stock Options

  Non-Qualified Stock Options do not qualify for the special tax treatment accorded to Incentive Stock Options under the Code. Although an optionee does not recognize income at the time of the grant of the option, the optionee recognizes ordinary income upon the exercise of a Non-Qualified Option in an amount equal to the difference between the fair market value of the stock on the date of exercise of the option and the amount of cash paid for the stock.

  As a result of the optionee's exercise of a Non-Qualified Stock Option, the Company will be entitled to deduct as compensation an amount equal to the amount included in the optionee's gross income. The Company's deduction will be taken in the Company's taxable year in which the option is exercised.

  The excess of the fair market value of the stock on the date of exercise of a Non-Qualified Stock Option over the exercise price is not a Stock Option Preference.

 Stock Appreciation Rights

  Recipients of SARs do not recognize income upon the grant of such rights. When a participant elects to receive payment of a SAR, the participant recognizes ordinary income in an amount equal to the cash and fair market value of shares of Company Common Stock received, and the Company is entitled to a deduction equal to such amount.

 Payment in Shares

  If the optionee exercises an option and surrenders stock already owned by the optionee ("Old Shares"), the following rules apply:

    1. To the extent the number of shares acquired ("New Shares") exceeds the number of Old Shares exchanged, the optionee will recognize ordinary income on the receipt of such additional shares (provided the option is not an Incentive Stock Option) in an amount equal to the fair market value of such additional shares less any cash paid for them and the Company will be entitled to a deduction in an amount equal to such income. The basis of such additional shares will be equal to the fair market value of such shares (or, in the case of an Incentive Stock Option, the cash, if any, paid for the additional shares) on the date of exercise and the holding period for such additional shares will commence on the date the option is exercised.

    2. Except as provided below, to the extent the number of New Shares acquired does not exceed the number of Old Shares exchanged, no gain or loss will be recognized on such exchange, the basis of the New Shares received will be equal to the basis of the Old Shares surrendered, and the holding period of the New Shares received will include the holding period of the Old Shares surrendered. However, under proposed regulations promulgated by the U.S. Department of Treasury, if the optionee exercises an Incentive Stock Option by surrendering Old Shares, the holding period for the New Shares will begin on the date the New Shares are transferred to the optionee for purposes of determining whether there is an Early Disposition of the New Shares and, if the optionee makes an Early Disposition of the New Shares, the optionee will be deemed to have disposed of the New Shares with the lowest basis first. If the optionee exercises an Incentive Stock Option by surrendering Old Shares which were acquired through the exercise of an Incentive Stock Option or an option granted under an employee stock purchase plan, and if the surrender occurs prior to the expiration of the holding period applicable to the type of option under which the Old Shares were acquired, the surrender will be deemed to be an Early Disposition of the Old Shares. The federal income tax consequences of an Early Disposition are discussed above.

    3. If the Old Shares surrendered were acquired by the optionee by exercise of an Incentive Stock Option, or an option granted under an employee stock purchase plan, then, except as provided in 2 above, the exchange will not constitute an Early Disposition of the Old Shares.

    4. Based upon prior rulings of the Internal Revenue Service in analogous areas, it is believed that if an optionee exercises an Incentive Stock Option and surrenders Old Shares and disposes of the New Shares received upon exercise within two years from the date of the grant of the option or within one year from the date of exercise, the following tax consequences would result:

      (i) To the extent the number of New Shares received upon exercise do not exceed the number of Old Shares surrendered, the disposition of the New Shares will not constitute an Early Disposition (unless the disposition is a surrender of the New Shares in the exercise of an Incentive Stock Option).

      (ii) The disposition of the New Shares will constitute an Early Disposition to the extent the number of New Shares received upon exercise and disposed of exceeds the number of Old Shares surrendered.

 Restricted Stock

  Grantees of Restricted Stock do not recognize income at the time of the grant of such stock. However, when shares of Restricted Stock become free from any restrictions, grantees recognize ordinary income in an amount equal to the fair market value of the stock on the date all restrictions are satisfied, less, in the case of Restricted Stock, the amount paid for the stock. Alternatively, the grantee of Restricted Stock may elect to recognize income upon the grant of the stock and not at the time the restrictions lapse, in which case the amount of income recognized will be the fair market value of the stock on the date of grant. The Company will be entitled to deduct as compensation the amount includible in the grantee's income in its taxable year in which the grantee recognizes the income.

 Taxation of Preference Items

  Section 55 of the Code imposes an Alternative Minimum Tax equal to the excess, if any, of (i) 26% of the optionee's "alternative minimum taxable income" up to $175,000 ($87,500 in the case of married taxpayers filing separately) and 28% of "alternative minimum taxable" income in excess of $175,000 ($87,500 in the case of married taxpayers filing separately) over
(ii) his or her "regular" federal income tax. Alternative minimum taxable income is determined by adding the optionee's Stock Option Preference and any other items of tax preference to the optionee's adjusted gross income and then subtracting certain allowable deductions and an exemption amount. The exemption amount is $33,750 for single taxpayers, $45,000 for married taxpayers filing jointly and $22,500 for married taxpayers filing separately. However, these exemption amounts are phased out beginning at certain levels of alternative minimum taxable income.

 Deductibility of Compensation in Excess of $1 Million Per Year

  Section 162(m) of the Code precludes a public corporation from deducting compensation in excess of $1 million per year for its chief executive officer and any of its four other highest paid executive officers. However, subject to approval of the Plan by the Company's stockholders, certain performance-based compensation is exempt from this deduction limit. Stock options and or SAR's will qualify for this exemption. In addition, certain other Awards granted under the Company Incentive Plan will also qualify while others may not.

  The foregoing statement is only a summary of the federal income tax consequences of certain Awards which may be granted under the Company Incentive Plan and is based on the Company's understanding of present federal tax laws and regulations.

OTHER TERMS OF AWARDS

  Awards may be paid in cash, Company Common Stock, a combination of cash and Company Common Stock or any other form of property, as the Committee shall determine. If an Award is granted in the form of a stock award, stock option, or performance share, or in the form of any other stock-based grant, the Committee may include as part of such Award an entitlement to receive dividends or dividend equivalents. At the discretion of the Committee, payment of a stock award, performance share, performance unit, dividend, or dividend equivalent may be deferred by a Participant.

  The Company Incentive Plan provides that if employment is terminated for cause or by the employee without the written consent and approval of the Company, all unvested Awards shall be forfeited and exercisable options shall be forfeited after 90 days from the date of termination if not exercised.

  If employment is terminated by reason of death, disability or retirement, all options and stock appreciation rights outstanding immediately prior to the date of termination shall immediately become exercisable and shall be exercisable until one year and thereafter shall be forfeited if not exercised, and all restrictions on any Awards outstanding immediately prior to the date of termination shall immediately lapse.

  If employment is terminated for any reason other than cause, or by the employee with the written consent and approval of the Company, the Restricted Period shall lapse on a proportion of any Awards outstanding immediately prior to such termination (except that, to the extent that an Award of restricted stock, restricted stock units, performance units, performance stock and phantom stock is subject to a performance period), such proportion of the Award shall remain subject to the same terms and conditions for vesting as were in effect prior to the date of termination and shall be determined at the end of the performance period. The proportion of an Award upon which the restricted period shall lapse shall be a fraction, the denominator of which is the total number of months of any restricted period applicable to an Award and the numerator of which is the number of months of such restricted period which elapsed prior to the date of termination.

  Options and stock appreciation rights which are or become exercisable by reason of employment being terminated by the Company for reasons other than cause or by the employee with the consent and approval of the Company, shall be exercisable until 120 days from the termination date and shall thereafter be forfeited if not exercised.

  Upon the grant of any Award, the Committee may, by way of an Award Agreement or otherwise, establish such other terms, conditions, restrictions and limitations governing the grant of such Award as are not inconsistent with the Company Incentive Plan.

  No Awards have been made to date under the Company Incentive Plan. Except as provided in the Merger Agreement, the officers and employees of the Company who may participate in the Company Incentive Plan and the amount of Awards will be determined by the Committee in its discretion, and it is not possible to state the names or positions of, or the number of shares of Common Stock that may be granted to, the Company's officers and key employees. Under the terms of the Merger Agreement, at the Effective Time participants in the Ashland Coal Stock Plans will receive, in substitution for outstanding options under the Ashland Coal Stock Plans, options under the Company Incentive Plan.

                       COMPARISON OF STOCKHOLDER RIGHTS

  Upon consummation of the Merger, the stockholders of Ashland Coal will become stockholders of the Company. Differences between the Ashland Coal Certificate and Ashland Coal Bylaws, and the Company Certificate and the Company Bylaws will result in changes in the rights of the stockholders of Ashland Coal when they become stockholders of the Company. The following is a description of certain of such differences. Descriptions of provisions of the Company Certificate or the Company Bylaws are qualified in their entirety by reference to the full texts thereof attached as Annexes A and B to the Merger Agreement, respectively. A copy of the Merger Agreement is attached hereto as Appendix A.

SUPERMAJORITY VOTING PROVISIONS

  Article Fourth of the Ashland Coal Certificate provides that holders of the outstanding shares of Ashland Coal Preferred Stock, voting together as a class, shall have the right to elect one Director of Ashland Coal for every 63 shares of Preferred Stock held by such holders, provided that the maximum number of Directors to be elected by the holders of such Preferred Stock shall be three. The holders of the outstanding shares of Ashland Coal Common Stock, voting as a single class and without the votes of the holders of Ashland Coal Preferred Stock, shall have the right to elect the number of Directors as fixed by the Ashland Coal Board of Directors pursuant to the Ashland Coal Bylaws less the number of Directors which the holders of the Ashland Coal Preferred Stock shall have the right to elect. Article I of the Ashland Coal Bylaws provides that each holder of Ashland Coal Common Stock shall be entitled to one vote for each share of Common Stock having voting power.

  The Company Certificate provides that each holder of shares of Company Common Stock shall be entitled to one vote for each share of Common Stock having voting power and beneficially owned by such holder. Article Fourth of the Company Certificate provides that Company Preferred Stock may be issued by the Company Board of Directors, provided that the holders of Preferred Stock will not be entitled to more than the lesser of (a) one vote per $100 of liquidation value or (b) one vote per share, when voting as a class with the holders of shares of other capital stock. Any holders of Preferred Stock will not be entitled to vote on any matter separately as a class, except to the extent required by law or as specified with respect to (x) any amendment or alteration of the Company Certificate that would adversely affect the powers, preferences or special rights of the Preferred Stock or (y) the failure of the Company to pay dividends on any series of Preferred Stock for any six quarterly dividend payment periods, whether or not consecutive.

  Article Fifth of the Company Certificate requires the affirmative vote of not less than two-thirds of the members of the entire Board of Directors to change the number of directors of the Company.

  Article Sixth of the Ashland Coal Certificate provides that Ashland Coal shall not amend the Ashland Coal Certificate or Ashland Coal Bylaws, nor shall it enter into any merger or consolidation, or sell, lease or transfer all or substantially all of its property and assets, or dissolve and wind up its affairs, except upon the approval of 85% of the outstanding shares of capital stock of Ashland Coal voting thereon, voting as one class. Article Sixth of the Ashland Coal Certificate also prohibits Ashland Coal from amending, altering or repealing the Ashland Coal Certificate as it relates to the election and removal of any directors to be elected by the holders of Ashland Coal Class B Preferred Stock and Ashland Coal Class C Preferred Stock by cumulative voting except upon the approval of the holders of a majority of the outstanding shares of Ashland Coal Class B Preferred Stock and Ashland Coal Class C Preferred Stock voting as separate classes. Article XIII of the Ashland Coal Bylaws requires the vote of not less than 76% of the members of the Board of Directors of Ashland Coal before the Ashland Coal Bylaws may be altered or repealed.

  Article Sixth of the Company Certificate requires the affirmative vote of not less than two-thirds of the outstanding shares of Company Common Stock voting thereon before the Company may adopt an agreement or plan of merger or consolidation, authorize the sale, lease or exchange of all or substantially all of the property and assets of the Company, authorize the dissolution of the Company or the distribution of all or substantially all of the assets of the Company to its stockholders or amend certain provisions of the Company Certificate, including the authorization of capital stock in Article Fourth, the supermajority provisions in Articles Fifth and Sixth and the election not to be governed by Section 203 of the DGCL in Article Eighth. Article II of the Company Bylaws permits the amendment or repeal of the Company Bylaws upon the affirmative vote of not less than two-thirds of the Company's Board of Directors.

  The Ashland Coal Bylaws provide that the President be elected by the affirmative vote of not less than 76% of the Board of Directors. The Ashland Coal Bylaws also state that the President is the Chief Executive Officer.
Article II of the Company Bylaws requires an affirmative vote of not less than two-thirds of the members of the Board of Directors of the Company to elect the Chief Executive Officer, the President, the Chief Operating Officer (if any) and the Chief Financial Officer (if any) of the Company.

  The Ashland Coal Bylaws provide that there be an affirmative vote of not less than 76% of the members of the Board of Directors of Ashland Coal to authorize the issuance of any stock or instrument convertible into or rights or warrants to subscribe for or purchase any stock of Ashland Coal, except for any Ashland Coal Common Stock in an amount not greater than 750,000 shares of Ashland Coal Common Stock issued in connection with any stock option or other plan for the employees or officers of Ashland Coal approved and adopted by the Board of Directors in accordance with the Ashland Coal Bylaws. Article II of the Company Bylaws requires an affirmative vote of not less than two-thirds of the members of the Board of Directors of the Company to authorize the issuance of more than 1,000,000 shares of Company Common Stock or any shares of Preferred Stock of the Company in any one transaction or series of related transactions, to declare a dividend or distribution on any Company stock, to approve the Company's annual budget or operating plan, including any unbudgeted capital expenditure in excess of $10,000,000, to adopt a share purchase plan of a nature commonly referred to as a "poison pill," to repurchase or redeem any capital stock of the Company, to appoint members to or dissolve the Executive Committee or to amend the supermajority provisions of the Company Bylaws.

  The Ashland Coal Bylaws provide that the number of Directors shall be fixed, from time to time, by a resolution adopted by a vote of not less than 76% of the whole Board of Directors subject to the provisions of the Ashland Coal Certificate and the laws of the State of Delaware. The Company Certificate provides that the number of directors may be established or changed by the affirmative vote of not less than two-thirds of the members of the Board of Directors but in no event shall the number be less than three.

ELECTION OF DIRECTORS; CUMULATIVE VOTING

  The DGCL provides that the certificate of incorporation of any Delaware corporation may provide that at all or at certain elections of directors each holder of stock entitled to vote may vote cumulatively for directors. Article Fourth of the Ashland Coal Certificate provides that holders of Ashland Coal Preferred Stock shall have the right to cumulate their votes in accordance with the DGCL. Article Sixth of the Company Certificate expressly provides that holders of Company Stock will have the right to cumulate their votes in the election of directors. A stockholder of the Company who elects to cumulate votes is entitled to as many votes as equals the number of votes which such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them, as such holder may see fit. If less than the entire Board of Directors of the Company is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect the director if then cumulatively voted at an election of the entire Board of Directors.

PROCEDURES TO BRING BUSINESS BEFORE A STOCKHOLDERS MEETING

  The Company Bylaws provide that in order for nominations or other business to be properly brought before a stockholders' meeting by a stockholder, the stockholder must give timely notice thereof in writing to the

Secretary. To be timely, a stockholder's notice must be delivered to the Secretary not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that, in the event the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such meeting and not later than the later of the 70th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The notice must set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected;
(b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as appears on the Company's books, and of such beneficial owner and (ii) the class and number of shares of the Company which are owned beneficially and of record by such stockholder and such beneficial owner; and (d) a statement as to whether or not the stockholder will solicit proxies in support of such stockholder's nominee or proposal.

  The Ashland Coal Bylaws do not contain provisions addressing nominating procedures or procedures for bringing other business before a stockholders' meeting by a stockholder. In the absence of such provisions, nominating procedures or procedures for bringing other business before a stockholders' meeting are governed by Regulation 14A of the Exchange Act and applicable Delaware law.

STATUTORY PROVISIONS AFFECTING BUSINESS MERGERS AND CONTROL SHARE ACQUISITIONS

  Section 203 of the DGCL ("Section 203") provides that any person who acquires 15% or more of a corporation's voting stock (thereby becoming an "interested stockholder") may not engage in a "business combination" with the corporation for a period of three years following the time the person became an interested stockholder, unless (i) the board of directors of the corporation approved, prior to such time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in that person becoming an interested stockholder, that person owns at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by persons who are directors and officers of that corporation and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer), or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote (at an annual or special meeting and not by written consent) of at least 66 2/3% of the outstanding shares of voting stock not owned by the interested stockholder.

  In determining whether a stockholder is the "owner" of 15% or more of a corporation's voting stock for purposes of Section 203, ownership is defined to include the right, directly or indirectly, to acquire stock or to control the voting or disposition of stock. A "business combination" is defined to include (i) mergers or consolidations of a corporation with an interested stockholder, (ii) sales or other dispositions of ten percent or more of the assets of a corporation with or to an interested stockholder, (iii) certain transactions resulting in the issuance or transfer to an interested stockholder of any stock of a corporation or its subsidiaries, (iv) certain transactions which would result in increasing the proportionate share of the stock of a corporation or its subsidiaries owned by an interested stockholder, and (v) receipt by an interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits from, by or to a corporation or any of its majority-owned subsidiaries.

  Since neither the Ashland Coal Certificate nor the Ashland Coal Bylaws contains a provision expressly electing not to be governed by Section 203, Ashland Coal is subject to Section 203. Since the Company Certificate will contain a provision expressly electing not to be governed by Section 203, the Company will not be subject to Section 203.

                     DESCRIPTION OF COMPANY CAPITAL STOCK

  The Company Certificate provides that the authorized capital of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and will provide, at the Effective Time, for 10,000,000 shares of Preferred Stock, par value $.01 per share ("Company Preferred Stock").

COMMON STOCK

  Each share of Company Common Stock will entitle its holder of record to one vote on all matters to be voted on by the stockholders. The Company Certificate provides that, subject to the rights of holders of Company Preferred Stock, in the election of directors a holder of Company Common Stock who elects to cumulate votes shall be entitled to as many votes as equals the number of votes which (absent this provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them, as such holder may see fit. Subject to the rights of holders of Company Preferred Stock, holders of Company Common Stock will be entitled to share on a pro rata basis in any distribution to stockholders upon liquidation, dissolution or winding up of the Company. No holder of Company Common Stock will have any preemptive right to subscribe for any stock or other security of the Company.

PREFERRED STOCK

  The Board of Directors of the Company, without further action by its stockholders, may, after the Effective Time, authorize the issuance of shares of Company Preferred Stock from time to time in one or more series and, within certain limitations, fix the powers, preferences and rights and the qualifications, limitations or restrictions thereof and the number of shares constituting any series or designations of such series. Satisfaction of any dividend preferences of outstanding Company Preferred Stock would reduce the amount of funds available for the payment of dividends on Company Common Stock. Holders of Company Preferred Stock would normally be entitled to receive a preference payment in the event of any liquidation, dissolution or winding up of Company before any payment is made to the holders of Company Common Stock. In addition, under certain circumstances, the issuance of such Company Preferred Stock may render more difficult or tend to discourage a change in control of the Company. Although the Company currently has no plans to issue shares of Company Preferred Stock, the Board of Directors of the Company, without stockholder approval, may, after the Effective Time, issue Company Preferred Stock with voting and conversion rights which could adversely affect the rights of holders of shares of Company Common Stock.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for Company Common Stock will be First Chicago Trust Company of New York.

                                 LEGAL MATTERS

  The validity of the shares of Company Common Stock to be issued in connection with the Merger will be passed upon by Jeffry N. Quinn, Senior Vice President--Law and Human Resources, Secretary and General Counsel of the Company.

                             STOCKHOLDER PROPOSALS

  If the Merger is consummated, the first annual meeting of stockholders of the Company following the Merger (the "1998 Company Annual Meeting") will occur on a date in 1998 that has not yet been determined. With respect to the 1998 Company Annual Meeting, stockholder proposals will be timely, for the purpose of Rule 14a-8 under the Exchange Act, if they are received a reasonable time before the Company begins to solicit proxies with respect to the 1998 Company Annual Meeting. The Company intends to treat any stockholder proposal that is submitted on or before November 21, 1997 as timely (and any stockholder proposal submitted thereafter as untimely), for the purpose of Rule 14a-8, in relation to the 1998 Company Annual Meeting. Stockholder proposals are required to satisfy a number of requirements, in addition to timeliness, in order to be includable in a company's proxy statement under Rule 14a-8.

  The Company Bylaws provide that in order for nominations or other business to be properly brought before a stockholders meeting by a stockholder, the stockholder must give timely notice thereof in writing to the Secretary. To be timely, a stockholder's notice must be delivered to the Secretary not less than 70 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such meeting and not later than the later of the 70th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The notice must set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner and (ii) the class and number of shares of the Company which are owned beneficially and of record by such stockholder and such beneficial owner; and (d) a statement as to whether or not the stockholder will solicit proxies in support of such stockholder's nominee or proposal.

                          GLOSSARY OF SELECTED TERMS

  Auger Mining. Auger mining employs a large auger, which functions much like a carpenter's drill. The auger bores into a coal seam and discharges coal out of the spiral onto conveyor belts. After augering is completed, the openings are filled and reclaimed. This method of mining is usually employed to recover any additional coal left in deep overburden areas that cannot be reached economically by other types of surface mining.

  Btu--British Thermal Unit. A measure of the energy required to raise the temperature of one pound of water one degree Fahrenheit.

  Coal Seam. A bed or stratum of coal.

  Coal Washing. The process of removing impurities, such as ash and sulfur-based compounds, from coal.

  Compliance Coal. Coal which, when burned, meets the most stringent federal Clean Air Act requirements for sulfur dioxide emissions without the aid of sulfur reduction technology.

  Continuous Mining. One of two major underground mining methods now used in the United States (also see "Longwall Mining"). This process utilizes a machine--a "continuous miner"--that mechanizes the entire coal extraction process. The continuous miner removes or "cuts" the coal from the seam. The loosened coal then falls on a conveyor for removal to a shuttle car or larger conveyor belt system.

  Deep Mine. An underground coal mine.

  Demonstrated. The sum of coal tonnage classified as proven reserves and probable reserves.

  Dragline. A large machine used in the surface mining process to remove the overburden, or layers of earth and rock, covering a coal seam. The dragline has a large bucket suspended from the end of a long boom. The bucket, which is suspended by cables, is able to scoop up great amounts of overburden as it is dragged across the excavation area.

  High-Sulfur Coal. Coal which, when burned, emits 2.5 or more pounds of sulfur dioxide per million Btu.

  Highwall. Unexcavated face of exposed overburden and coal in a surface mine or in a face or bank on the uphill side of a contour mine excavation.

  Incidence Rate. Frequency with which accidents and fatalities occur. Calculated on the basis of 200,000 hours of exposure during work.

  Longwall Mining. One of two major underground coal mining methods currently in use. This method employs a rotating drum, which is pulled mechanically back and forth across a face of a coal seam. The loosened coal falls onto a conveyor for removal from the mine. Longwall operations include a hydraulic roof support system that advances as mining proceeds, allowing the roof to fall in a controlled manner in areas already mined.

  Low-Sulfur Coal. Coal which, when burned, emits less than 2.5 pounds of sulfur dioxide per million Btu.

  Metallurgical or "Met" Coal. The various grades of coal suitable for carbonization to make coke for steel manufacture.

  Overburden. Layers of earth and rock covering a coal seam. In surface mining operations, overburden is removed prior to coal extraction.

  Overburden Ratio. A measurement indicating the volume of earth and rock, in cubic yards, that must be removed to expose one ton of marketable coal.

  Preparation Plant. A preparation plant is a facility for crushing, sizing and washing coal to prepare it for use by a particular customer. The washing process has the added benefit of removing some of the coal's sulfur content.

  Probable (Indicated) Reserves. Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

  Proven (Measured) Reserves. Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, and grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

  Ranks of Coal. The classification of coal by degree of hardness, moisture and heat content: Anthracite is hard coal, almost pure carbon, used mainly for heating homes. Bituminous Coal is soft, the most common type found in the United States, and is used to generate electricity and to make coke for the steel industry. Subbituminous is a coal with a heating value between bituminous and lignite, and has low fixed carbon and high percentage of volatile matter and moisture. Subbituminous coal is used primarily for generating electricity. Lignite is the softest coal and has the highest moisture content. It is used for generating electricity in certain parts of the country and for conversion into synthetic gas. In terms of Btu or "heating" content, anthracite has the highest value, followed by bituminous, subbituminous and lignite.

  Reclamation. The restoration of land and environmental values to a mining site after the coal is extracted. Reclamation operations are usually underway where the coal has already been taken from a mine, even as mining operations are taking place elsewhere at the site. The process commonly includes "recontouring" or reshaping the land to its approximate original appearance, restoring topsoil and planting native grass and ground covers.

  Recoverable Product Tons. The tonnage that the Company anticipates will be available for sale after losses associated with processing and preparation.

  Reserve. That part of a coal deposit which could be economically and legally extracted or produced at the time of the reserve determination.

  Resource. Naturally occurring concentrations or deposits of coal in such form and amount that economic extraction is currently or potentially feasible. Identified resource bodies are determined based on specific geologic evidence and may contain further subdivisions of reserves, marginal reserves and subeconomic resources and may be classified according to varying levels of geologic assurance.

  Run-of-Mine Coal. Coal as it comes directly from the mine that is not treated by a preparation plant.

  Scrubber. Any of several forms of chemical/physical devices that operate to neutralize sulfur compounds formed during coal combustion. These devices combine the sulfur in gaseous emissions with other chemicals to form inert compounds, such as gypsum, which must then be removed for disposal. Although effective in substantially reducing sulfur from combustion gases, scrubbers require about 6 to 7 percent of a power plant's electrical output and thousands of gallons of water to operate.

  Spot Market. Sales of coal pursuant to an agreement for shipments over a period of one year or less.

  Steam Coal. Coal used by power plant and industrial steam boilers to produce electricity or process steam. It generally is lower in Btu content and higher in volatile matter than metallurgical coal.

  Surface Mine. A mine in which the coal lies near the surface and can be extracted by removing overburden.

  Tons. References herein to a "ton" mean a "short" or net ton, which is equal to 2,000 pounds. The short ton is the unit of measure referred to in this document.

  Underground Mine. Also known as a "deep" mine. Usually located several hundred feet below the earth's surface, an underground mine's coal is removed mechanically and transferred by shuttle car or conveyor to the surface.

  Unit Train. A long train of between 60 and 150 hopper cars, carrying coal between a single mine and a destination. A typical unit train can carry at least 10,000 tons of coal in a single shipment.

                     INDEX TO COMPANY FINANCIAL STATEMENTS

Report of Independent Public Accountants.................................   F-1
Consolidated Statements of Operations and Retained Earnings for the three months ended March 31, 1997 and 1996 (unaudited) and the years ended
 December 31, 1996, 1995 and 1994........................................   F-2
Consolidated Balance Sheets as of March 31, 1997 (unaudited), December
 31, 1996 and 1995.......................................................   F-3
Consolidated Statements of Cash Flows for the three months ended March
 31, 1997 and 1996 (unaudited) and the years ended December 31, 1996,
 1995 and 1994...........................................................   F-4
Notes to Consolidated Financial Statements...............................   F-5

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Arch Mineral Corporation:

We have audited the accompanying consolidated balance sheets of Arch Mineral Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations and retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arch Mineral Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, in 1995 the Company changed its method of accounting for impairments of long-lived assets.


/s/ Arthur Andersen LLP
ARTHUR ANDERSEN LLP

St. Louis, Missouri
January 16, 1997 (except with respect to the matters discussed in Note 13 as to which the date is May 20, 1997)

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                  (THOUSANDS OF DOLLARS EXCEPT PER SHARE DATA)

                            THREE MONTHS ENDED
                                 MARCH 31,         YEARS ENDED DECEMBER 31,
                          ----------------------- ----------------------------
                             1997        1996       1996      1995      1994
                          ----------- ----------- --------  --------  --------
                          (UNAUDITED) (UNAUDITED)
Revenues:
  Coal sales............   $192,328    $183,886   $750,123  $706,845  $747,506
  Other revenues........      5,091       4,603     25,682    30,419    37,781
                           --------    --------   --------  --------  --------
                            197,419     188,489    775,805   737,264   785,287
                           --------    --------   --------  --------  --------
Costs and Expenses:
  Cost of coal sales....    171,623     162,416    667,878   657,738   648,091
  Selling, general and
   administrative
   expenses.............      4,897       4,573     20,435    19,680    21,758
  Amortization of coal
   supply agreements....      2,116       2,855     12,604    13,374    15,346
  Write-down of impaired
   assets...............        --          --          --    10,241        --
  Restructuring
   expenses.............        --          --          --     8,250        --
  Other expenses........      2,470       3,699     18,776    17,956    35,150
                           --------    --------   --------  --------  --------
                            181,106     173,543    719,693   727,239   720,345
                           --------    --------   --------  --------  --------
    Income from
     operations.........     16,313      14,946     56,112    10,025    64,942
                           --------    --------   --------  --------  --------
Interest Expense, Net:
  Interest expense......     (3,553)     (5,066)   (18,783)  (23,794)  (22,120)
  Interest income.......        260         317      1,191       832       538
                           --------    --------   --------  --------  --------
                             (3,293)    (4,749)    (17,592)  (22,962)  (21,582)
                           --------    --------   --------  --------  --------
    Income (loss) before
     income taxes.......     13,020      10,197     38,520   (12,937)   43,360
Provision (Benefit) for
 Income Taxes...........      2,600       2,600      5,500    (1,900)    8,200
                           --------    --------   --------  --------  --------
NET INCOME (LOSS)            10,420       7,597     33,020   (11,037)   35,160
Dividends Paid ($.38 and
 $.32 per share)........        --          --      (8,000)   (6,697)       --
Income Tax Charge
 Related to Assets
 Acquired from Related
 Parties................        --          --      (8,086)       --        --
Retained Earnings,
 Beginning of Period....    122,025     105,091    105,091   122,825    87,665
                           --------    --------   --------  --------  --------
Retained Earnings, End
 of Period..............   $132,445    $112,688   $122,025  $105,091  $122,825
                           ========    ========   ========  ========  ========
Earnings (Loss) Per
 Common Share...........   $    .50    $    .36   $   1.58  $   (.53) $   1.68
                           ========    ========   ========  ========  ========


   The accompanying notes are an integral part of the consolidated financial statements.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (THOUSANDS OF DOLLARS EXCEPT SHARE DATA)

                                                              DECEMBER 31
                                             MARCH 31,   ----------------------
                                               1997         1996        1995
                                            -----------  ----------  ----------
                                            (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents................ $   13,660   $   13,716  $   17,502
  Trade accounts receivable................     82,246       75,657      77,893
  Other receivables........................      3,744        5,143      13,764
  Coal inventories.........................     24,737       21,866      25,989
  Repair parts and supplies inventories....     12,685       13,368      13,269
  Deferred income taxes....................     14,500       14,500       7,000
  Prepaid expenses and other assets........      9,478        9,362       7,429
                                            ----------   ----------  ----------
    Total current assets...................    161,050      153,612     162,846
                                            ----------   ----------  ----------
Property, Plant and Equipment:
  Coal lands and mineral rights............    394,724      394,634     378,825
  Plant and equipment......................    691,096      691,834     744,649
  Deferred mine development................     77,872       76,151      65,433
                                            ----------   ----------  ----------
                                             1,163,692    1,162,619   1,188,907
  Less accumulated depletion, depreciation
   and amortization........................   (611,636)    (595,552)   (581,233)
                                            ----------   ----------  ----------
      Property, plant and equipment, net...    552,056      567,067     607,674
                                            ----------   ----------  ----------
Deferred Income Taxes......................     64,639       67,207      67,562
                                            ----------   ----------  ----------
Other Assets:
  Coal supply agreements less accumulated
   amortization............................     81,254       83,369      88,823
  Receivables and other assets.............     13,608       14,266      13,863
                                            ----------   ----------  ----------
    Total assets........................... $  872,607   $  885,521  $  940,768
                                            ==========   ==========  ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable......................... $   41,728   $   42,712  $   47,697
  Accrued expenses.........................     76,309       77,734      75,072
                                            ----------   ----------  ----------
    Total current liabilities..............    118,037      120,446     122,769
Long-Term Debt.............................    190,537      212,695     274,314
Accrued Postretirement Benefits............    230,114      228,843     225,377
Accrued Workers' Compensation Benefits.....     69,448       70,849      69,787
Accrued Reclamation and Mine Closure.......     95,552       97,595     112,971
Other Noncurrent Liabilities...............     27,873       24,467      21,858
                                            ----------   ----------  ----------
    Total liabilities......................    731,561      754,895     827,076
                                            ----------   ----------  ----------
Stockholders' Equity:
  Common stock, $.01 par value, authorized
   100,000,000 shares, issued and
   outstanding 20,948,463 shares...........        209          209         209
  Paid-in capital..........................      8,392        8,392       8,392
  Retained earnings........................    132,445      122,025     105,091
                                            ----------   ----------  ----------
    Total stockholders' equity.............    141,046      130,626     113,692
                                            ----------   ----------  ----------
    Total liabilities and stockholders'
     equity................................ $  872,607   $  885,521  $  940,768
                                            ==========   ==========  ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (THOUSANDS OF DOLLARS)

                           THREE MONTHS ENDED
                                MARCH 31,          YEARS ENDED DECEMBER 31,
                         ----------------------- ------------------------------
                            1997        1996       1996       1995       1994
                         ----------- ----------- --------  ----------  --------
                         (UNAUDITED) (UNAUDITED)
OPERATING ACTIVITIES
Net Income (Loss)......   $ 10,420    $  7,597   $ 33,020  $  (11,037) $ 35,160
Items to Reconcile Net
 Income (Loss) to Net
 Cash
 Provided From
 Operating Activities:
 Depreciation,
  depletion and
  amortization.........     28,296      24,625    114,703     100,101    99,431
 Net gain on
  disposition of
  assets...............       (377)       (606)    (7,959)     (8,514)     (419)
 Write-down of impaired
  assets...............        --          --          --      10,241        --
 Changes in:
  Trade accounts
   receivable..........     (6,589)     (7,628)     2,236       1,162   (24,607)
  Other receivables....      1,399       4,884      8,621      (2,964)    6,513
  Coal inventories.....     (2,872)      1,607      4,123       6,019    (6,270)
  Repair parts and
   supplies
   inventories.........        684        (455)       (99)      2,114      (533)
  Income taxes.........      2,568         710     (1,145)     (2,867)  (10,906)
  Accounts payable and
   accrued expenses....     (1,902)     (5,412)    (7,464)        233    (6,674)
  Accrued
   postretirement
   benefits............      1,270       2,077      4,566       8,810    12,698
  Accrued workers'
   compensation
   benefits............     (1,908)     (1,998)      (897)     (8,360)  (13,013)
  Accrued reclamation
   and mine closure....     (2,043)       (194)   (10,492)     (6,877)   (9,865)
 Other.................      3,985         (91)    (7,813)      4,465      (242)
                          --------    --------   --------  ----------  --------
   Net cash provided
    from operating
    activities.........     32,931      25,116    131,400      92,526    81,273
                          --------    --------   --------  ----------  --------
INVESTING ACTIVITIES
Additions to Property,
 Plant and Equipment...    (11,546)    (13,485)   (48,290)    (80,347)  (96,271)
Additions to Coal
 Supply Agreements.....        --         (755)    (7,150)     (1,924)       --
Payments for
 Acquisitions..........        --          --     (14,200)         --   (77,427)
Proceeds From
 Dispositions of
 Property, Plant and
 Equipment.............        717         767      4,073      42,605     2,478
                          --------    --------   --------  ----------  --------
   Net cash used in
    investing
    activities.........    (10,829)    (13,473)   (65,567)    (39,666) (171,220)
                          --------    --------   --------  ----------  --------
FINANCING ACTIVITIES
Proceeds from
 Borrowings............      5,000      77,000    251,500   1,270,000   437,000
Payments on
 Borrowings............    (27,158)    (98,862)  (313,119) (1,303,852) (352,532)
Dividends Paid.........        --          --      (8,000)     (6,697)       --
                          --------    --------   --------  ----------  --------
   Net cash provided
    from (used in)
    financing
    activities.........    (22,158)    (21,862)   (69,619)    (40,549)   84,468
                          --------    --------   --------  ----------  --------
   Increase (decrease)
    in cash and cash
    equivalents........        (56)    (10,219)    (3,786)     12,311    (5,479)
Cash and Cash
 Equivalents, Beginning
 of Year...............     13,716      17,502     17,502       5,191    10,670
                          --------    --------   --------  ----------  --------
Cash and Cash
 Equivalents, End of
 Year..................   $ 13,660    $  7,283   $ 13,716  $   17,502  $  5,191
                          ========    ========   ========  ==========  ========
SUPPLEMENTAL DISCLOSURE
 OF CASH FLOW
 INFORMATION:
Interest paid..........   $  4,255    $  7,200   $ 20,294  $   24,772  $ 18,743
Income taxes paid, net
 of refunds............   $     32    $  1,890   $ 14,731  $      966  $ 11,792

   The accompanying notes are an integral part of the consolidated financial statements.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

NATURE OF BUSINESS AND BASIS OF PRESENTATION

  The accompanying consolidated financial statements include the accounts of Arch Mineral Corporation and its subsidiaries (the "Company"). The Company produces steam coal from surface and deep mines in Illinois, Kentucky, West Virginia, Virginia and Wyoming for sale to utility and industrial markets. Some members of the Company's workforce are represented by various labor organizations. Significant intercompany transactions and accounts have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS

  Cash and cash equivalents are stated at cost. Cash equivalents consist of highly liquid investments with an original maturity of three months or less.

INVENTORIES

  Coal inventories are valued at the lower of average cost or market. Repair parts and supplies inventories are stated at the lower of average cost or net realizable value.

PROPERTY, PLANT AND EQUIPMENT

  Additions to property, plant and equipment are recorded at cost. The cost of coal lands and mineral rights is depleted by the units-of-production method over the estimated recoverable reserves. The cost of plant and equipment is depreciated by the straight-line method over the estimated useful lives which range from three to twenty years. Repairs and maintenance are expensed as incurred; major improvements are capitalized; coal exploration costs are expensed as incurred. Mine development costs, which are recoverable, are capitalized and amortized by the units-of-production method over the estimated recoverable reserves.

  During 1996, the Company sold an idle processing plant and loadout facilities in Eastern Kentucky for the assumption of the environmental liabilities. As a result, the Company recognized a gain of $4.9 million included in Other Revenues. During 1995, the Company sold its timber rights to approximately 100,000 acres of property in the Eastern United States for a gain of $8.4 million included in Other Revenues.

  During 1996, the Company reduced the estimated useful lives of certain long-lived assets (primarily related to life of mine assets including preparation plants and beltlines) for depreciation and amortization purposes. These changes in estimates were primarily due to increased productivities and reductions in recoverable reserves. As a result, an additional $11.3 million (after tax impact of $6.9 million or $.33 per share) of depreciation and amortization expense was recorded in Cost of Coal Sales. The assets included a preparation plant that had an original life of 16 years that was adjusted to
7.5 years, a preparation plant and beltline related to a surface mine that carried an original life of 20 years and that was adjusted to 17 years and deferred development for a surface mine with an original life of 5 years adjusted to 4 years.

OTHER ASSETS

  Costs of acquired coal supply agreements are capitalized and amortized over the contract sales tonnage. Accumulated amortization for sales contracts was $42,973 and $48,214 at December 31, 1996 and 1995, respectively. Rights to leased coal lands are often acquired through royalty payments. Royalties are classified as a current asset when the prepayments are recoupable against future production within one year. As mining occurs on these leases, the prepayment is offset against earned royalties and is included in Cost of Coal Sales.

REVENUE RECOGNITION

  Coal sales revenues include sales to customers of coal produced at Company operations and purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

Revenues other than from coal sales are included in Other Revenues and are recognized as services are performed or otherwise earned.

ACCOUNTING ESTIMATES

  The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

  Certain reclassifications of prior year amounts were made to conform with the current year presentation with no effect on previously reported net income
(loss) or stockholders' equity.

ASSET IMPAIRMENT

  If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

  Effective September 30, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to Be Disposed Of." As a result, the Company recorded charges of $10.2 million to write down certain assets to their fair value. These assets included idled facilities at the Company's Arch of Illinois, Arch of Kentucky, and Cumberland River Coal Company operations. Fair value was based upon management's best estimate of discounted cash flows.

RESTRUCTURING EXPENSES

  During 1995, the Company restructured its selling, general and administrative functions and reduced its salaried workforce by 143 employees, 52 of which accepted the Company's early retirement program. Total restructuring charges of $8.3 million included charges for severance, pension and postretiree medical benefits. The restructuring reflected the Company's efforts to reduce its costs and improve its competitive position.

INTERIM FINANCIAL REPORTING

  The consolidated financial statements as of March 31, 1997 and for the three months ended March 31, 1997 and 1996 and the notes thereto are unaudited. However, in the opinion of management, all adjustments (consisting only of normal accruals) necessary for a fair presentation of the financial statements have been included.

EARNINGS (LOSS) PER COMMON SHARE

  For all periods presented, earnings (loss) per common share was calculated as net income (loss) divided by common shares outstanding as adjusted for the stock split (see Note 13), or 20,948,463 shares.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

(2) ACCRUED EXPENSES

  Accrued expenses consisted of the following (in thousands):

                                                                  DECEMBER 31
                                                                ---------------
                                                                 1996    1995
                                                                ------- -------
   Accrued income taxes........................................ $19,000 $13,000
   Accrued payroll and related benefits........................  12,410  13,782
   Accrued interest............................................   2,365   4,846
   Accrued taxes other than income taxes.......................  14,272  12,980
   Accrued postretirement benefits.............................  13,000  11,900
   Accrued workers' compensation benefits......................  10,298  12,257
   Other accrued expenses......................................   6,389   6,307
                                                                ------- -------
                                                                $77,734 $75,072
                                                                ======= =======

(3) TAXES

  Significant components of the provision for income tax expense (benefit) are as follows (in thousands):

                                                            DECEMBER 31
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
   Current:
    Federal.......................................... $ 9,200  $   200  $ 9,700
    State............................................   1,050      --     1,141
                                                      -------  -------  -------
     Total Current...................................  10,250      200   10,841
                                                      -------  -------  -------
   Deferred:
    Federal..........................................  (4,050)    (800)  (1,800)
    State............................................    (700)  (1,300)    (841)
                                                      -------  -------  -------
     Total Deferred..................................  (4,750)  (2,100)  (2,641)
                                                      -------  -------  -------
                                                      $ 5,500  $(1,900) $ 8,200
                                                      =======  =======  =======

  A reconciliation of the statutory federal income tax provision (benefit) to the effective income tax benefit (provision) is as follows (in thousands):

                                                        DECEMBER 31
                                                 ---------------------------
                                                   1996     1995      1994
                                                 --------  -------  --------
   Income tax expense (benefit) at statutory
    rate........................................ $ 13,482  $(4,528) $ 15,176
   Percentage depletion allowance...............  (10,431)  (6,701)  (12,228)
   State taxes..................................      350   (1,281)      347
   Non-deductible expenses......................    1,000      700     2,211
   Other, net...................................    1,099    9,910     2,694
                                                 --------  -------  --------
                                                 $  5,500  $(1,900) $  8,200
                                                 ========  =======  ========

  The Other category in the statutory rate reconciliation includes provisions in excess of statutory requirements for open tax years.

  The Company's federal income tax returns for the years 1992 through 1994 are currently under review by the Internal Revenue Service (IRS). The IRS has completed its examinations of the Company's federal income tax returns for the years ended 1987, 1988 and 1989 and has proposed adjustments which relate principally to

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES business acquisitions, asset dispositions, corporate reorganizations, percentage depletion and investment tax credits during those years. As a result, the IRS has proposed additional taxes aggregating $50 million plus interest to the date of payment. After an analysis of the proposed adjustments by management with tax counsel, the Company paid $8 million in 1994 to the IRS and filed a protest with the IRS contesting certain adjustments. Management believes that the Company has adequately provided for any income taxes and related interest which may ultimately be paid on contested issues.

  During 1996, the IRS completed its examinations of the Company's federal income tax returns for years 1990 and 1991 and the Company and the IRS agreed to a settlement of various tax issues for a payment of $6.5 million including interest which was charged against previously recorded reserves. Part of the settlement related to the acquisition from the Company's shareholders of certain Illinois coal reserves for $55.2 million. Their acquisition was valued for accounting purposes at the stockholders' net book value of $22.8 million with the $32.4 million difference between the net book value and fair market value less $12.3 million of deferred tax benefits being recorded as a reduction to stockholders' equity. As part of the settlement with the IRS, the Company agreed to adjust the fair market value of the coal properties to $33.8 million for tax purposes resulting in a decrease to the deferred tax asset of $8.1 million from $12.3 million to $4.2 million. The decrease in the deferred tax asset was charged directly to stockholders' equity.

  Significant components of the Company's deferred tax assets and liabilities that result from carryforwards and temporary differences between the financial statement basis and tax basis of assets and liabilities are summarized as follows (in thousands):

                                                                DECEMBER 31
                                                             ------------------
                                                               1996      1995
                                                             --------  --------
   Deferred tax assets:
    Postretirement benefits, other than pension............. $ 89,249  $ 91,777
    Workers' compensation benefits..........................   27,631    26,033
    Alternative minimum tax credit carryforward.............   42,503    37,109
    Net operating loss carryforwards........................    7,677    11,599
    Other...................................................   29,083    26,232
                                                             --------  --------
     Total deferred tax asset...............................  196,143   192,750
                                                             --------  --------
   Deferred tax liabilities:
    Coal lands and mineral rights...........................   28,529    15,286
    Plant and equipment.....................................   50,373    50,637
    Deferred mine development...............................    4,469     6,704
    Coal supply agreements..................................    8,834    11,769
    Other...................................................   22,231    33,792
                                                             --------  --------
     Total deferred tax liability...........................  114,436   118,188
                                                             --------  --------
      Net deferred tax asset................................   81,707    74,562
     Less current asset.....................................  (14,500)   (7,000)
                                                             --------  --------
      Long-term deferred tax asset.......................... $ 67,207  $ 67,562
                                                             ========  ========

  If not used, the carryforwards for net operating losses of $19.7 million will expire in the years 2003 through 2010. The alternative minimum tax credit carryforwards have no statutory expiration date.

  The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. It is management's belief that the Company's net deferred income tax asset will more likely than not be realized by generating sufficient taxable income in the future.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

(4) LONG-TERM DEBT

  Long-term debt is comprised of the following (in thousands):

                                                                  DECEMBER 31
                                                    MARCH 31,  -----------------
                                                      1997       1996     1995
                                                   ----------- -------- --------
                                                   (UNAUDITED)
$200 million revolving credit agreement, variable
 interest rate,
 payable January 27, 1999 (interest rate at March
 31, 1997--6.10%; December 31, 1996--6.12%;
 December 31, 1995--6.38%).......................   $132,000   $147,000 $158,000
7.79% senior unsecured notes, payable in seven
 equal annual
 installments beginning January 31, 1997.........     42,860     50,000   50,000
9.85% senior unsecured notes, payable annually
 through June 1, 1997............................      8,000      8,000   16,000
9.25% senior unsecured notes, due on August 31,
 1996............................................        --         --    10,000
Obligations from acquisitions of coal properties
 and sales contracts,
 effective interest rates of 7.5% to 12%, payable
 through 2013....................................        --         --    32,276
Obligations, interest rates of 7.15% to 9%,
 payable through 2009,
 collateralized by underlying properties.........      7,676      7,695    8,038
                                                    --------   -------- --------
                                                     190,536    212,695  274,314
Less--current maturities.........................        --         --       --
                                                    --------   -------- --------
                                                    $190,536   $212,695 $274,314
                                                    ========   ======== ========

  The Company has a revolving credit agreement, which terminates in 1999, with a group of banks providing for borrowings of up to $200 million. The rate of interest on borrowings under this agreement is, at the Company's option, a money-market rate determined by a competitive bid process, the PNC Bank base rate and a rate based on LIBOR. The daily provisions of the revolving credit agreement require a facility fee on the amount of the commitment and a commitment fee on the average daily unused portion of the revolving credit agreement. The rates used for the facility and commitment fees, which are currently 0.20% and 0.125% per annum, respectively, are determined monthly based upon the Company's ratio of debt to equity and may vary from 0.15% to 0.25% and 0.100% to 0.125% for the facility fee and commitment fee, respectively.

  Current maturities of long-term debt of $16 million have been reclassified as noncurrent obligations due to the Company's ability and intent to refinance their obligations on a long-term basis with funds obtained from the $200 million revolving credit agreement. Scheduled long-term debt repayments are as follows (in thousands):

      1997............................................................. $    --
      1998.............................................................    7,517
      1999.............................................................  170,615
      2000.............................................................    7,572
      2001.............................................................    7,602

  Certain debt agreements contain covenants requiring current ratio and net worth minimum amounts, as well as covenants restricting new borrowings, mortgages, lease commitments, investments and dividends to stockholders. Retained earnings available for payment of dividends were limited to $8.5 million and $0 as of December 31, 1996 and December 31, 1995, respectively.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

(5) FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

  Cash and cash equivalents: The carrying amounts approximate fair value.

  Debt: The carrying amounts of the Company's borrowings under its revolving credit agreement approximate their fair value. The fair values of the Company's senior notes and other long-term fixed debt are estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  The carrying amounts and fair values of the Company's financial instruments at December 31, 1996 and 1995 are as follows (in thousands):

                                                  1996              1995
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE   AMOUNT    VALUE
                                            -------- -------- -------- --------
   Cash and cash equivalents............... $ 13,716 $ 13,716 $ 17,502 $ 17,502
   Revolving credit agreement..............  147,000  147,000  158,000  158,000
   Senior notes............................   58,000   59,510   76,000   79,868
   Other debt..............................    7,695    7,695   40,314   45,410

(6) EMPLOYEE BENEFIT PLANS

MAJOR ASSUMPTIONS

  Major assumptions used by independent actuaries in determining the liabilities for defined benefit pension plans, postretirement benefits, and black lung benefits were as follows:

                                                           DECEMBER 31
                                                   ---------------------------
                                                     1996     1995     1994
                                                   -------- -------- ---------
   Discount rate..................................    7.50%    7.25%      8.0%
   Assumed rate of investment return on pension
    assets........................................     9.0%     9.0%      8.0%
   Compensation increase rate.....................     5.0%     5.0%      5.5%
   Medical trend rate (declines 1% per year)...... 7.0-5.0% 8.0-5.0% 10.0-6.0%
   Black lung benefit cost escalation rate........     4.0%     4.0%      4.0%

  Net gains and losses which result from differences between actuarial assumptions and actual experience are amortized over five years.

WORKERS' COMPENSATION

  The Company is liable under the Federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees, and dependents with respect to claims filed by such persons on or after July 1, 1993. The Company is also liable under various states' statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self insurance program. Charges are made to operations, as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for workers' compensation benefits for traumatic injuries which

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES are accrued as injuries are incurred. Workers' compensation costs (credits) included the following components (in thousands):

                                                          DECEMBER 31
                                                    --------------------------
                                                     1996     1995      1994
                                                    -------  -------  --------
   Self-insured black lung benefits:
     Service cost.................................. $   639  $   572  $    715
     Interest cost.................................   1,735    1,879     1,692
     Net amortization and deferral.................  (9,766)  (9,691)  (10,014)
                                                    -------  -------  --------
                                                     (7,392)  (7,240)   (7,607)
   Other workers' compensation benefits............  13,350   13,041     6,327
                                                    -------  -------  --------
                                                    $ 5,958  $ 5,801  $ (1,280)
                                                    =======  =======  ========

  In consultation with independent actuaries, the Company changed the discount rate, black lung benefit cost escalation rate, rates of disability and other assumptions used in the actuarial determination of black lung liabilities as of January 1, 1993, to better reflect actual experience. The effect of these changes was a significant increase in the unrecognized net gain. This gain is amortized through 1997 and totalled $10.8 million in each of the years 1996, 1995 and 1994, respectively.

  Summarized below is information about the amounts recognized in the consolidated balance sheets for workers' compensation benefits (in thousands):

                                                              DECEMBER 31
                                                           ------------------
                                                             1996      1995
                                                           --------  --------
   Actuarial present value for self-insured black lung:
     Benefits contractually recoverable from others....... $ (5,665) $ (4,412)
     Benefits for Company employees.......................  (24,842)  (27,296)
                                                           --------  --------
     Accumulated black lung benefit obligation............  (30,507)  (31,708)
     Unrecognized net gain................................   (7,347)  (14,743)
                                                           --------  --------
                                                            (37,854)  (46,451)
   Traumatic and other workers' compensation..............  (43,293)  (35,593)
                                                           --------  --------
     Accrued liabilities for workers' compensation
      benefits............................................  (81,147)  (82,044)
   Less amount included in accrued expenses...............   10,298    12,257
                                                           --------  --------
                                                           $(70,849) $(69,787)
                                                           ========  ========

DEFINED BENEFIT PENSION PLANS

  The Company sponsors pension plans which cover substantially all employees, other than union employees covered by multiemployer pension plans under collective bargaining agreements. Benefits under non-contributory defined benefit pension plans are based on the employee's years of service and compensation. It is the Company's policy to fund its pension plans by contributions within allowable limits imposed by the Employee Retirement Income Security Act of 1974 (ERISA) and federal income tax laws. The net pension cost of the plans includes the following components (in thousands):

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

                                                            DECEMBER 31
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
   Defined benefit pension plans:
     Service cost.................................... $ 2,295  $ 2,339  $ 2,331
     Interest cost...................................   4,051    3,454    2,922
     Investment return on plan assets................  (4,159)  (9,052)   1,302
     Net amortization and deferral...................   1,281    5,405   (4,598)
                                                      -------  -------  -------
       Net periodic pension cost.....................   3,468    2,146    1,957
   Provision for restructuring.......................     --     2,125      --
                                                      -------  -------  -------
                                                      $ 3,468  $ 4,271  $ 1,957
                                                      =======  =======  =======

  Summarized below are the funded status of the defined benefit pension plans and amounts recognized in the consolidated balance sheets (in thousands):

                                                               DECEMBER 31
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
   Actuarial present value:
     Vested benefits......................................  $(46,195) $(39,782)
     Nonvested benefits...................................    (2,974)   (3,547)
                                                            --------  --------
     Accumulated benefit obligation.......................   (49,169)  (43,329)
     Effect of future salary increases....................    (7,541)   (9,332)
                                                            --------  --------
     Projected benefit obligation (PBO)...................   (56,710)  (52,661)
   Plan assets (primarily listed stocks and bonds) at fair
    value.................................................    45,929    43,195
                                                            --------  --------
   Plan assets less than PBO..............................   (10,781)   (9,466)
   Unrecognized net gain..................................    (3,250)   (1,808)
   Unrecognized prior service cost........................     1,017     1,155
   Unrecognized transition gain...........................    (1,283)   (1,481)
                                                            --------  --------
                                                            $(14,297) $(11,600)
                                                            ========  ========

MULTI-EMPLOYER PENSION AND BENEFIT PLANS

  Under the labor contract with the United Mine Workers of America (UMWA), the Company made payments of $1.9 million in each of the years 1996, 1995 and 1994 into a multiemployer defined benefit pension plan trust established for the benefit of UMWA-represented employees. Payments are based on hours worked and are expensed as paid. Under the Multiemployer Pension Plan Amendments Act of 1980, a contributor to a multiemployer pension plan may be liable, under certain circumstances, for its proportionate share of the plan's unfunded vested benefits (withdrawal liability). The Company has estimated its share of such amount to be approximately $26 million at December 31, 1996. The Company is not aware of any circumstances which would require it to reflect its share of unfunded vested pension benefits in its financial statements.

  The Coal Industry Retiree Health Benefit Act of 1992 (Benefit Act) provides for the funding of medical and death benefits for certain retired members of the UMWA through premiums to be paid by assigned operators (former employers), transfers of funds in 1993 and 1994 from an overfunded pension trust established for the benefit of retired UMWA members, and transfers from the Abandoned Mine Land Funds (funded by a federal tax on coal production) commencing in 1995. The Company's accounting policy under the Benefit Act is to charge costs as premiums are paid. Premiums paid were $2.8 million in 1996, $2.6 million in 1995 and $2 million in 1994.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

OTHER POSTRETIREMENT BENEFIT PLANS

  The Company sponsors unfunded health care and life insurance benefit plans which cover substantially all active and certain retired employees. The Company recognizes a liability for the benefits as they are earned up to the employees' full eligibility and its funding policy is to fund the cost of all postretirement health and life insurance benefits as they are paid. The net periodic postretirement benefit cost of these plans includes the following components (in thousands):

                                                            DECEMBER 31
                                                      -------------------------
                                                       1996     1995     1994
                                                      -------  -------  -------
   Company sponsored plans:
     Service cost.................................... $ 2,246  $ 3,383  $ 3,834
     Interest cost...................................  15,648   17,050   14,997
     Net amortization and deferral...................  (1,527)    (108)   3,002
                                                      -------  -------  -------
       Net periodic postretirement benefit cost......  16,367   20,325   21,833
     Provision for restructuring.....................     --       175      --
                                                      -------  -------  -------
       Total postretirement benefit cost............. $16,367  $20,500  $21,833
                                                      =======  =======  =======

  Net periodic postretirement benefit cost decreased approximately $4 million (an increase in net income of $2.4 million) in 1996 due to changes in certain actuarial assumptions, including a decrease in the healthcare cost trend rate and a decrease in the discount rate.

  Summarized below is information about the amounts recognized in the consolidated balance sheets for postretirement benefits (in thousands):

                                                              DECEMBER 31
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
   Actuarial present value for Company sponsored plans:
     Retiree benefits.................................... $(123,130) $(116,938)
     Active employee benefits............................   (97,202)  (104,890)
                                                          ---------  ---------
     Accumulated postretirement benefit obligation
      (APBO).............................................  (220,332)  (221,828)
     Unrecognized net gain...............................   (20,996)   (14,841)
     Unrecognized prior service gain.....................      (515)      (608)
                                                          ---------  ---------
       Accrued liabilities for postretirement benefits...  (241,843)  (237,277)
   Less amount included in accrued expenses..............    13,000     11,900
                                                          ---------  ---------
                                                          $(228,843) $(225,377)
                                                          =========  =========

  If the health care cost trend rate assumptions were increased by 1%, the APBO as of December 31, 1996, would be increased by $35.3 million or 16%. The effect of this change on the sum of the service cost and interest cost components of the net periodic postretirement benefit cost for 1996 would be an increase in cost by $3.3 million or 18%.

SAVINGS PLAN

  The Company sponsors a defined contribution savings plan to assist eligible employees in providing for retirement or other future financial needs by matching employee contributions up to 6% of their qualified earnings. The Company's contributions to the plan were $3.4 million in 1996, $3.4 million in 1995 and $3.3 million in 1994.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

(7) RECLAMATION AND MINE CLOSING COSTS

  The Federal Surface Mining Control and Reclamation Act of 1977 and similar state statutes require that mine property be restored in accordance with specified standards and an approved reclamation plan. The Company accrues for the costs of final mine closure over the estimated useful mining life of the property. These costs relate to reclaiming the pit and support acreage at surface mines and sealing portals at deep mines. Other costs common to both types of mining are related to reclaiming refuse and slurry ponds. The Company accrues for current mine disturbance which will be reclaimed prior to final mine closure. The establishment of the final mine closure reclamation liability and the current disturbance is based upon permit requirements and requires various estimates and assumptions, principally associated with costs and productivities. The Company accrued $6.1 million, $6.5 million, and $7.9 million in the years 1996, 1995 and 1994, respectively, for current and final mine closure reclamation. Cash payments for final mine closure reclamation and current disturbances approximated $9.8 million, $12.2 million and $16.7 million for the years 1996, 1995 and 1994, respectively. Annually, the Company reviews its entire environmental liability and makes necessary adjustments, including permit changes and revisions to costs and productivities to reflect current experience. These recosting adjustments are recorded to cost of coal sales. Favorable adjustments total $3.3 million (unaudited), $4.5 million, $5.0 million and $6.9 million for the three months ended March 31, 1997 and for the years 1996, 1995 and 1994, respectively. The Company's management believes it is making adequate provisions for all expected reclamation and other costs associated with mine closures.

(8) RELATED PARTY TRANSACTIONS

  In the ordinary course of business, certain fuel, oil and other products are purchased on a competitive basis from subsidiaries of Ashland Inc., a major shareholder of the Company which totalled $3.8 million in 1996, $5 million in 1995 and $4.1 million in 1994.

(9) CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

  The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

  The Company markets its coal principally to electric utilities in the United States. As of December 31, 1996 and 1995, accounts receivable from electric utilities located in the United States totaled $61.3 million and $62.9 million, respectively. Credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and consistently have been minimal.

  The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. Two customers accounted for 20% and 12% of coal sales in 1996, 18% and 12% of coal sales in 1995, and 17% and 10% of coal sales in 1994.

(10) ACQUISITIONS

  In June 1996, the Company acquired approximately 58,000 acres in the Carbon Basin Reserve area consisting of approximately 107 million tons of low sulfur reserves for $14.2 million.

  In January 1994, the Company acquired the stock of several related companies, immediately sold certain of the operations and leased back certain coal reserves for a net consideration paid of $65.9 million. Coal mining

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES operations in Kentucky and West Virginia, including coal supply agreements, were acquired. In October 1994, the Company acquired certain assets and assumed certain liabilities of a West Virginia coal mining operation for $11.5 million. Both acquisitions have been accounted for as purchases. The following is a combined summary of the assets acquired and the liabilities assumed during 1994 (in thousands):

   Accounts receivable................................................ $ 18,487
   Coal inventories...................................................    7,543
   Property, plant and equipment......................................   52,538
   Coal supply agreements.............................................   41,400
   Accounts payable and accrued expenses..............................  (15,413)
   Deferred income taxes..............................................  (20,600)
   Accrued postretirement benefits....................................     (800)
   Accrued reclamation and mine closure...............................   (9,709)
   Other assets and liabilities.......................................    3,981
                                                                       --------
     Net consideration paid........................................... $ 77,427
                                                                       ========

(11) COMMITMENTS AND CONTINGENCIES

  The Company has entered into various noncancellable royalty lease agreements for land and mineral reserve interests. Generally these agreements include provisions that allow the Company the right to renew the lease or to maintain the lease in force until the exhaustion of mineable and merchantable coal. The Company has various equipment rental agreements primarily related to coal mining and transportation equipment. Rental expense for equipment operating leases was $8.5 million in 1996, $8.1 million in 1995 and $8.5 million in 1994.

  Future minimum annual payments pursuant to royalty and rental agreements for the next five years are as follows (in thousands):

                                                               COAL    OPERATING
                                                             ROYALTIES  LEASES
                                                             --------- ---------
   1997.....................................................  $7,914    $3,947
   1998.....................................................   6,962     1,391
   1999.....................................................   6,362       766
   2000.....................................................   6,362       223
   2001.....................................................   6,362       227

  The Company had outstanding unsecured letters of credit and surety bonds of $289 million as of December 31, 1996, to secure workers' compensation, reclamation and other performance commitments.

  The Company is a party to numerous claims and lawsuits with respect to various matters. The Company provides for costs related to contingencies, including environmental matters, when a loss is probable and the amount is reasonably determinable. The Company estimates that its probable aggregate loss as a result of such claims is $2.6 million (included in Other Noncurrent Liabilities) as of December 31, 1996, and $5.1 million (unaudited) as of March 31, 1997. The Company estimates that its reasonably possible aggregate losses from all currently pending litigation could be as much as $1.2 million (before taxes) as of December 31, 1996 and $2.5 million (unaudited) as of March 31, 1997, in excess of the probable loss previously recognized. After conferring with counsel, it is the opinion of management that the ultimate resolution of these claims, to the extent not previously provided for, will not have a material adverse effect on the consolidated financial position, results of operations, or liquidity of the Company.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

  In May 1997, the Company agreed to make a payment of $3.3 million to the State of Utah in final settlement of the matter of Trail Mountain Coal Company
v. The Utah Division of State Lands and Forestry. The $3.3 million payment was $1.5 million more than the $1.8 million the Company had reserved as of December 31, 1996, and March 31, 1997, as the probable loss associated with this lawsuit. The Company will record an expense of $1.5 million in the second quarter of 1997 related to the settlement.
  On October 24, 1996, the failure of the rock strata overlaying an old, abandoned underground mine adjacent to the impoundment used by Lone Mountain for disposing of coal refuse failed, resulting in an accidental discharge of approximately 6.3 million gallons of water and fine coal slurry into a tributary of the Powell River in Lee County, Virginia. This discharge resulted in the death of approximately 11,500 fish, according to estimates of the Virginia Department of Game and Inland Fisheries. Following the discharge, personnel at Lone Mountain began working with agencies of the Commonwealth of Virginia and the United States to identify the long-term effects, if any, to fish, other organisms and the aquatic habitat of the Powell River system. Small quantities of sediment were removed from stream beds, although the majority of material has been resuspended and carried downstream. Lone Mountain has committed to monitor and evaluate the stream conditions for two years in order to determine accurately the effects of the discharge.

  On January 29, 1997, the Department of Mines, Minerals and Energy of the Commonwealth of Virginia filed suit in Lee County Virginia Circuit Court against Lone Mountain alleging violations of effluent limitations and reporting violations under Lone Mountain's NPDES permits. Lone Mountain and the Commonwealth of Virginia have entered into a settlement agreement to resolve all matters arising out of the discharge. Pursuant to the settlement agreement, Lone Mountain will pay the Commonwealth $1.4 million. In return two notices of violation and a show cause order were vacated.

  Following publication of the proposed settlement and a public comment period of 30 days, the Commonwealth is expected to sign the settlement agreement. It will then be presented to the Circuit Court for entry as a final order. Upon entry by the court, the settlement will discharge all civil claims alleged in the state's civil action of January 29, 1997.

  At the request of the U.S. Environmental Protection Agency and the U.S. Fish & Wildlife Service, the United States Attorney for the Western District of Virginia has undertaken a criminal investigation of the incident. The conclusions of this investigation are not expected until late 1997. On March 19, 1997, Lone Mountain received a subpoena to produce documents and to testify before a federal grand jury. The subpoena seeks the production of documents related to the design and approval of the impoundment.

  During the three months ended March 31, 1997, the Company recorded expenses related to the Lone Mountain impoundment totaling $3.1 million (unaudited), including a provision for the $1.4 million settlement above, and for costs to reconstruct the impoundment.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

(12) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
  Quarterly financial data for 1996 and 1995 is summarized below (in thousands):

                         MARCH 31 JUNE 30        SEPT 30             DEC 31
                         -------- --------       --------           --------
1996:
  Coal sales and other
   revenues............. $188,489 $191,520       $195,441(1)        $200,355
  Income from
   operations...........   14,946   11,112         16,654             13,400(2)
  Net income............    7,597    5,235         10,930              9,258(3)
  Earnings per common
   share................      .36      .25            .52                .44
1995:
  Coal sales and other
   revenues............. $188,729 $175,228       $186,679(6)        $186,628
  Income (loss) from
   operations...........    6,501      542(4)(5)   (5,936)(4)(7)(8)    8,918
  Net income (loss).....      348   (4,590)        (9,950)             3,155
  Earnings (loss) per
   common share.........      .02     (.22)          (.47)               .15

--------
(1) During the third quarter of 1996, the Company sold an idle processing plant and loadout facilities in Eastern Kentucky for a gain of $4.9 million included in Other Revenues.

(2) During the fourth quarter of 1996, the Company recorded a $3.8 million reduction in its reclamation and mine closing costs due to permit changes granted by state authorities and revisions to costs associated with removal of structures and productivities to reflect current experience.

(3) During the fourth quarter of 1996, no tax provision was required in order to achieve the effective tax rate.

(4) During 1995, the Company restructured its selling, general and administrative functions and reduced its salaried workforce by 143 employees, 52 of which accepted the Company's early retirement program. Total restructuring charges of $8.3 million ($4.8 million in the second quarter and $3.5 million in the third quarter 1995) included charges for severance, pension and postretiree medical benefits.

(5) During the second quarter of 1995, the Company recorded a $5.1 million reduction in its reclamation and mine closing costs due to increased equipment operating productivities which reduces the cost to perform reclamation.

(6) During the third quarter of 1995, the Company sold its timber rights to approximately 100,000 acres of property in the Eastern United States for a gain of $8.4 million included in Other Revenues.

(7) During the third quarter of 1995, the Company recorded charges totalling $3 million including $1.5 million for the idling of an underground mine at its Illinois operations, $700,000 for the disposition of coal operations in Eastern Kentucky and $800,000 for the write-off of a loader destroyed by fire. The mine idling resulted from changing market conditions and the loss of contractual commitments to supply coal that was subject to annual market reopeners.

(8) Effective September 30, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As a result, the Company recorded charges of $10.2 million to write down certain assets to their fair value.

(13) SUBSEQUENT EVENTS

  On April 4, 1997, the Company changed its capital structure whereby the number of authorized shares was increased to 100,000,000 common shares, the par value was changed to $.01 per share, and a common stock split of 338.0857-for-one was effected. All share and per share information have been retroactively restated to reflect the stock split effective April 4, 1997.

                   ARCH MINERAL CORPORATION AND SUBSIDIARIES

  On April 30, 1997, the Company made an $8 million deposit to the IRS in connection with the Company's federal income tax returns for the tax years 1987-1989 which are under examination. The payment was charged against a previously established resource recorded as a current liability.

  On May 20, 1997, the Company entered into a preliminary agreement for a new revolving credit agreement to become effective at the Effective Time. The new revolving credit agreement will be for a term of five years and provide for borrowings of up to $500 million. The rate of interest on the borrowings under this agreement will be, at the Company's option, a money market rate determined by a competitive bid process, the PNC Bank base rate and a rate based on LIBOR. The provisions of the revolving credit agreement will require a facility fee on the amount of the commitment. The rate used to compute the facility fee will be redetermined quarterly based on the Company's ratio of debt to equity and may vary from 0.07% to 0.20% per annum.

                                                                      APPENDIX A


                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF APRIL 4, 1997

                                     AMONG

                           ARCH MINERAL CORPORATION,

                             AMC MERGER CORPORATION

                                      AND

                               ASHLAND COAL, INC.

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
 ARTICLE I       THE MERGER............................................   A-4
    Section 1.1  Effective Time of the Merger..........................   A-4
    Section 1.2  Closing...............................................   A-4
    Section 1.3  Effects of the Merger.................................   A-5
    Section 1.4  Headquarters..........................................   A-5
 ARTICLE II      CONVERSION OF SECURITIES..............................   A-5
    Section 2.1  Conversion of Capital Stock...........................   A-5
    Section 2.2  Exchange of Certificates..............................   A-6
    Section 2.3  No Further Transfers..................................   A-7
    Section 2.4  Dissenting Shares.....................................   A-7
    Section 2.5  Withholding...........................................   A-7
 ARTICLE III     REPRESENTATIONS AND WARRANTIES........................   A-8
    Section 3.1  Representations and Warranties of the Company and
                 ACI...................................................   A-8
 ARTICLE IV      COVENANTS.............................................  A-17
    Section 4.1  Stockholder Approval..................................  A-17
    Section 4.2  Conduct of Business...................................  A-17
    Section 4.3  Access to Information.................................  A-19
    Section 4.4  Legal Conditions to the Merger........................  A-19
    Section 4.5  Public Announcements..................................  A-19
    Section 4.6  Tax-Free Reorganization...............................  A-19
    Section 4.7  Affiliate Agreements..................................  A-20
    Section 4.8  Representations, Covenants and Conditions; Further
                 Assurances............................................  A-20
    Section 4.9  Certain Benefit Matters...............................  A-20
    Section 4.10 Indemnification; Insurance............................  A-21
    Section 4.11 Notification of Certain Matters.......................  A-22
    Section 4.12 NYSE Listing..........................................  A-22
 ARTICLE V       CONDITIONS TO MERGER..................................  A-22
    Section 5.1  Conditions to Each Party's Obligation To Effect the
                 Merger................................................  A-22
    Section 5.2  Additional Conditions to Obligations of ACI...........  A-23
    Section 5.3  Additional Conditions to Obligation of the Company....  A-24
 ARTICLE VI      TERMINATION AND AMENDMENT.............................  A-24
    Section 6.1  Termination...........................................  A-24
    Section 6.2  Effect of Termination.................................  A-25
    Section 6.3  Fees and Expenses.....................................  A-25
    Section 6.4  Amendment.............................................  A-25
    Section 6.5  Extension; Waiver.....................................  A-25

                                                                           PAGE
                                                                           ----
 ARTICLE VII     MISCELLANEOUS...........................................  A-25
    Section 7.1  Nonsurvival of Representations and Warranties...........  A-25
    Section 7.2  Notices.................................................  A-26
    Section 7.3  Interpretation..........................................  A-27
    Section 7.4  Knowledge...............................................  A-27
    Section 7.5  Counterparts............................................  A-27
    Section 7.6  Entire Agreement; No Third Party Beneficiaries..........  A-27
    Section 7.7  Governing Law...........................................  A-27
    Section 7.8  Assignment..............................................  A-27
    Section 7.9  Severability............................................  A-27
    Section 7.10 Failure or Indulgence Not Waiver; Remedies Cumulative...  A-27

Annex A--Form of Restated Certificate of Incorporation of Arch Coal, Inc.

Annex B--Form of Restated and Amended Bylaws of Arch Coal, Inc.

Annex C--Directors of Arch Coal, Inc. as of the Effective Time

Annex D--Form of Affiliate Agreement

Annex E--Form of Arch Coal, Inc. 1997 Stock Incentive Plan

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER ("AGREEMENT"), dated as of April 4, 1997, by and among Arch Mineral Corporation, a Delaware corporation (the "COMPANY"), AMC Merger Corporation, a Delaware corporation ("MERGER SUB") and wholly owned subsidiary of the Company, and Ashland Coal, Inc., a Delaware corporation ("ACI").

  WHEREAS, the Boards of Directors of the parties hereto have approved this Agreement and deem it advisable and in the best interests of their respective corporations and stockholders that the Company and ACI enter into a strategic business combination in order to advance the long-term business interests of the Company and ACI and enhance stockholder value; and

  WHEREAS, such strategic business combination of the Company and ACI will be effected pursuant to the terms of this Agreement by means of a transaction in which Merger Sub will merge with and into ACI (the "MERGER"), whereupon ACI will become a wholly owned subsidiary of the Company, and the stockholders of ACI will become stockholders of the Company; and

  WHEREAS, prior to the execution and delivery of this Agreement, all corporate action necessary to amend and restate, effective immediately prior to the Effective Time (as herein defined), the Certificate of Incorporation and Bylaws of the Company in their entireties to read as set forth in Annexes A and B attached hereto, respectively (the "COMPANY AMENDED AND RESTATED CHARTER AND BYLAWS"), has been taken by the Board of Directors and the stockholders of the Company; and

  WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company's willingness to enter into this Agreement, Ashland Inc., a stockholder of ACI, has entered into a Voting Agreement (the "VOTING AGREEMENT") with the Company pursuant to which such stockholder has agreed, among other things, to vote its shares of Common Stock, par value $.01 per share, of ACI ("ACI COMMON STOCK") and Class B Preferred Stock, par value $100 per share, of ACI ("ACI CLASS B PREFERRED STOCK") in favor of this Agreement and otherwise in favor of the Merger; and

  WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify either as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), or as a non-recognition exchange of stock under Section 351 of the Code;

  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

  Section 1.1 Effective Time of the Merger. Subject to the provisions of this Agreement, a certificate of merger (the "CERTIFICATE OF MERGER") in such form (including, if required, an agreement of merger) as required in order to effect the Merger under the relevant provisions of the Delaware General Corporation Law (the "DGCL") shall be duly prepared, executed and acknowledged by the appropriate party or parties and thereafter delivered to the Secretary of State of the State of Delaware for filing as provided in the DGCL as soon as practicable on or after the Closing Date. The Merger shall become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the "EFFECTIVE TIME").

  Section 1.2 Closing. The closing of the Merger (the "CLOSING") will take place at a time and on a date to be specified by the Company and ACI, which shall be as soon as practicable after all of the conditions to the Merger set forth in Article V have been satisfied or waived, subject to the rights of termination and abandonment hereinafter set forth (the "CLOSING DATE"), at a location mutually agreeable to the parties.

  Section 1.3 Effects of the Merger.

    (a) At the Effective Time (i) Merger Sub shall be merged with and into ACI and the separate existence of Merger Sub will cease, (ii) the Certificate of Incorporation and Bylaws of Merger Sub as in effect immediately prior to the Merger shall become the Certificate of Incorporation and Bylaws of ACI as the surviving corporation of the Merger, and (iii) the directors of Merger Sub at the Effective Time shall be the directors of ACI as the surviving corporation of the Merger and hold office as provided in the Bylaws of ACI as in effect beginning at the Effective Time.

    (b) The Merger shall otherwise have the effects specified in applicable provisions of the DGCL.

    (c) At the Effective Time, the directors of the Company shall be as set forth in Annex C attached hereto.

  Section 1.4 Headquarters. The executive staff of the Company will be located in St. Louis, Missouri at least until the earlier of (i) two years from the date of the Effective Time or (ii) such time as various trusts for the benefit of descendants of H.L. and Lyda Hunt, the beneficiaries of those trusts, and various corporations owned by trusts for the benefit of descendants of H.L. and Lyda Hunt (collectively, the "Hunt Entities") own less than 50% of the Company Common Stock that the Hunt Entities owned at the Effective Time. The operational personnel of the Company will initially be located in Huntington, West Virginia. Following the Effective Time, the Board of Directors of the Company will engage a recognized expert in office location to compile and present to the Board of Directors of the Company detailed recommendations regarding the location of the principal executive offices of the Company.

                                  ARTICLE II

                           CONVERSION OF SECURITIES

  Section 2.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of the Company, ACI or Merger Sub:

    (a) The issued and outstanding shares of the capital stock of Merger Sub shall be converted into and become 1,000 fully paid and nonassessable shares of Common Stock, par value $1.00 per share, of ACI, as the surviving corporation of the Merger.

    (b) Each issued and outstanding share of ACI Common Stock other than shares of ACI Common Stock issued and held in the treasury of ACI or owned of record by the Company or any direct or indirect subsidiary of the Company shall be converted into and shall become one share of Common Stock, par value $.01 per share, of the Company ("COMPANY COMMON STOCK").

    (c) Each issued and outstanding share of ACI Class B Preferred Stock other than shares of ACI Class B Preferred Stock issued and held in the treasury of ACI or owned of record by the Company or any direct or indirect subsidiary of the Company and other than shares of ACI Class B Preferred Stock held by a holder who has properly exercised and perfected appraisal rights under Section 262 of the DGCL ("ACI CLASS B DISSENTING SHARES") shall be converted into and become 20,500 shares of Company Common Stock.

    (d) Each issued and outstanding share of Class C Preferred Stock, par value $100 per share, of ACI ("ACI CLASS C PREFERRED STOCK") other than shares of ACI Class C Preferred Stock issued and held in the treasury of ACI or owned of record by the Company or any direct or indirect subsidiary of the Company and other than shares of ACI Class C Preferred Stock held by a holder who has properly exercised and perfected appraisal rights under
  Section 262 of the DGCL ("ACI CLASS C DISSENTING SHARES" and, together with ACI Class B Dissenting Shares, "ACI DISSENTING SHARES") shall be converted into and become 20,500 shares of Company Common Stock.

    (e) Each share of ACI Common Stock, ACI Class B Preferred Stock and ACI Class C Preferred Stock issued and held in the treasury of ACI or owned of record by the Company or any direct or indirect subsidiary thereof immediately prior to the Effective Time shall automatically be canceled and retired without any conversion thereof, and no consideration shall be exchangeable therefor.

    (f) All shares of ACI Common Stock, ACI Class B Preferred Stock and ACI Class C Preferred Stock, when converted into shares of Company Common Stock as provided in this Section 2.1, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Company Common Stock to be issued in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

  Section 2.2 Exchange of Certificates.

    (a) After the Effective Time, each holder of a certificate formerly evidencing shares of ACI Common Stock which have been converted pursuant to
  Section 2.1(b), each holder of a certificate formerly evidencing shares of ACI Class B Preferred Stock which have been converted pursuant to Section 2.1(c), each holder of a certificate formerly evidencing shares of ACI Class C Preferred Stock which have been converted pursuant to Section 2.1(d), upon surrender of the same to First Chicago Trust Company of New York or another exchange agent selected by the Company (the "EXCHANGE AGENT") as provided in Section 2.2(b) hereof, shall be entitled to receive in exchange therefor (i) a certificate or certificates representing the number of shares of Company Common Stock into which such shares of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock shall have been so converted. Until so surrendered, each certificate formerly evidencing shares of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock which have been so converted will be deemed for all corporate purposes of the Company to evidence ownership of the number of shares of Company Common Stock for which the shares of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock formerly represented thereby were exchanged; provided, however, that until such certificate is so surrendered, no dividend payable to holders of record of Company Common Stock as of any date subsequent to the Effective Time shall be paid to the holder of such certificate in respect of the shares of Company Common Stock evidenced thereby and such holder shall not be entitled to vote such shares of Company Common Stock. Upon surrender of a certificate formerly evidencing shares of ACI Common Stock , ACI Class B Preferred Stock or ACI Class C Preferred Stock which have been so converted, there shall be paid to the record holder of the certificates of Company Common Stock issued in exchange therefor (i) at the time of such surrender, the amount of dividends and any other distributions theretofore paid with respect to such shares of Company Common Stock as of any date subsequent to the Effective Time to the extent the same has not yet been paid to a public official pursuant to abandoned property, escheat or similar laws and (ii) at the appropriate payment date, the amount of dividends and any other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such shares. No interest shall be payable with respect to the payment of such dividends.

    (b) As soon as practicable after the Effective Time, the Exchange Agent shall send a notice and a transmittal form to each holder of certificates formerly evidencing shares of ACI Common Stock, each holder of certificates formerly evidencing shares of ACI Class B Preferred Stock and each holder of certificates formerly evidencing shares of ACI Class C Preferred Stock (other than certificates formerly representing shares to be canceled pursuant to Section 2.1(e) and certificates representing ACI Dissenting Shares) advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent (who may appoint forwarding agents with the approval of the Company) such certificates for exchange into certificates evidencing Company Common Stock. Each holder of certificates theretofore evidencing shares of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock, upon proper surrender thereof to the Exchange Agent together and in accordance with such transmittal form, shall be entitled to receive in exchange therefor certificates evidencing Company Common Stock deliverable in respect of the shares of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock theretofore evidenced by the certificates so surrendered. At any time following one year after the Effective Time, the Company shall be entitled to require the Exchange Agent to deliver to the Company any consideration issuable or payable in the Merger which had been made available to the Exchange Agent by or on behalf of the Company and which has not been provided or disbursed to holders of certificates representing ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock, and thereafter such holders shall be entitled to look to the Company as general creditors thereof with respect to the consideration issuable or payable in the Merger upon the due surrender of their certificates. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of certificates theretofore representing shares of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock for any amount which may be required to be paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (c) If any certificate evidencing shares of Company Common Stock is to be delivered to a person other than the person in whose name the certificates surrendered in exchange therefor are registered, it shall be a condition to the issuance of such certificate evidencing shares of Company Common Stock that the certificates so surrendered shall be properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer, that such transfer otherwise be proper and that the person requesting such transfer pay to the Exchange Agent any transfer or other taxes payable by reason of the foregoing or establish to the satisfaction of the Exchange Agent that such taxes have been paid or are not required to be paid.

    (d) In the event any certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Company will issue in exchange for such lost, stolen or destroyed certificate the certificate evidencing shares of Company Common Stock deliverable in respect thereof, as determined in accordance with this Article II. When authorizing such issue of the certificate for shares of Company Common Stock in exchange therefor, the Company may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate to give the Company a bond in such sum as it may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

    (e) Approval and adoption of this Agreement by the stockholders of ACI shall constitute, as an integral part of the Merger, ratification of the appointment of, and the reappointment of, said Exchange Agent.

  Section 2.3 No Further Transfers. After the Effective Time, there shall be no registration of transfers of shares on the stock transfer books of ACI of the shares of ACI Common Stock, ACI Class B Preferred Stock and ACI Class C Preferred Stock that were outstanding immediately prior to the Effective Time.

  Section 2.4 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, no ACI Dissenting Share shall be converted into or be exchangeable for the right to receive the consideration therefor provided in
Section 2.1, but the holder thereof shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL with respect to such share; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or otherwise lost such holder's rights to appraisal under the DGCL, such holder's ACI Dissenting Shares shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration therefor provided in Section 2.1 without any interest thereon, and such shares shall no longer be ACI Dissenting Shares.

  Section 2.5 Withholding. The Company or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable or issuable pursuant to this Agreement to any holder of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock such amounts as the Company or the

Exchange Agent is required to deduct and withhold with respect to the making of such payment or issuance under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Company or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock in respect of which such deduction and withholding was made by the Company or the Exchange Agent.

                                  ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

  Section 3.1 Representations and Warranties of the Company and ACI. When used in connection with the Company or any of its respective Subsidiaries (as hereinafter defined) or ACI or any of its respective Subsidiaries, as the case may be, the term "MATERIAL ADVERSE EFFECT" for all purposes of this Agreement means any change or effect that individually or when taken together with all other such changes or effects that have occurred during any relevant time period prior to the date of determination of the occurrence of the Material Adverse Effect, (i) is materially adverse or is reasonably likely to be materially adverse to the business, assets, financial condition or results of operations or prospects of the Company and its respective Subsidiaries or ACI and its respective Subsidiaries, respectively, in each case taken as a whole, or (ii) does materially adversely affect or is reasonably likely to materially adversely affect the ability of, in the case of the Company, the Company and its Subsidiaries taken as a whole, or, in the case of ACI, ACI and its Subsidiaries taken as a whole, as the case may be, to perform its respective obligations under this Agreement or the Ancillary Documents (as hereinafter defined) or to consummate the transactions contemplated hereby or thereby. When used herein, the term "MATERIAL" for all purposes of this Agreement means material to the party referred to and its Subsidiaries taken as a whole. Except as set forth in the disclosure letter (designated as such specifically for purposes of this Agreement) delivered at or prior to the execution hereof to the Company or ACI, as the case may be, by ACI and the Company, respectively (each, a "DISCLOSURE LETTER"), and except (in the case of ACI) as disclosed in reports, proxy statements or information statements filed by ACI with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), the Company (except for paragraphs (c), (n) and (w) below) hereby represents and warrants to ACI, and ACI (except for paragraphs (b) and (z) below), hereby represents and warrants to the Company, that:

    (a) Corporate Organization and Qualification. It and each of its Subsidiaries (both domestic and foreign), is an entity duly formed, validly existing and in good standing under the laws of its respective jurisdiction of formation and is in good standing as a foreign entity in each jurisdiction where the properties owned, leased or operated, or the business conducted, by it or its Subsidiaries require such qualification, except for such failure to so qualify or be in such good standing which does not constitute a Material Adverse Effect. As used in this Agreement, the word "SUBSIDIARY" means, with respect to any party, any corporation or other entity or organization, whether incorporated or unincorporated, of which (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which are held by such party or any Subsidiary of such party that do not have a majority of the voting interest in such partnership) or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries. It and each of its Subsidiaries has the requisite corporate power and authority to carry on its respective businesses as they are now being conducted. It has made available to the Company (in the case of ACI) and ACI (in the case of the Company) a complete and correct copy of its Certificate of Incorporation and Bylaws, in each case as amended to date. In each case, such Certificate of Incorporation and Bylaws so delivered are in full force and effect.

    (b) Authorized Capital of the Company. The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock, of which 20,948,463 shares are outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. No Company Common Stock has been reserved for issuance, except for shares of Company Common Stock reserved for issuance pursuant to the Arch Coal, Inc. 1997 Stock Incentive Plan. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) either alone or with the stockholders of the Company on any matter. Each of the outstanding shares of capital stock of each of the Company's corporate Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for shares held by officers and directors of the Company and its Subsidiaries as nominees and for the benefit of the Company or any of its Subsidiaries, is owned, either directly or indirectly, by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances. Except as set forth above, there are no shares of capital stock of the Company authorized, issued or outstanding, and there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of the Company or any of its Subsidiaries of any character relating to the issued or unissued capital stock or other securities of the Company or any of its Subsidiaries.

    (c) Authorized Capital of ACI. The authorized capital stock of ACI consists of 44,000,000 shares of ACI Common Stock, of which 13,518,008 shares were outstanding as of March 31, 1997, 500 shares of convertible Class A Preferred Stock, of which no shares were outstanding on such date, 250 shares of ACI Class B Preferred Stock, of which 150 shares were outstanding on such date, and 250 shares of ACI Class C Preferred Stock, of which 100 shares were outstanding on such date. Since such date, no additional shares of capital stock of ACI have been issued except for shares of ACI Common Stock which have been issued upon conversion of shares of ACI Class B Preferred Stock or ACI Class C Preferred Stock, pursuant to the exercise of options outstanding as of such date under the ACI Stock Plans (as defined below), or pursuant to the ACI Dividend Reinvestment and Stock Purchase Plan (the "DRP"). As of such date, 519,035 shares of ACI Common Stock were issuable upon exercise of outstanding options under the 1988 Stock Incentive Plan for Key Employees of Ashland Coal, Inc. and Subsidiaries and 175,000 shares of ACI Common Stock were issuable upon exercise of outstanding options under the ACI 1995 Stock Incentive Plan (together, the "ACI STOCK PLANS"). All of the outstanding shares of ACI Common Stock, ACI Class B Preferred Stock and ACI Class C Preferred Stock have been duly authorized and are validly issued, fully paid and nonassessable. ACI has no shares of ACI Common Stock, ACI Class B Preferred Stock or ACI Class C Preferred Stock reserved for issuance, except that, as of such date, an aggregate of 1,519,035 shares of ACI Common Stock were reserved for issuance pursuant to the ACI Stock Plans, an aggregate of 5,211,500 shares of ACI Common Stock were reserved for issuance upon conversion of shares of ACI Class B Preferred Stock and ACI Class C Preferred Stock, and an aggregate of 137,812.436 shares of ACI Common Stock were reserved for issuance pursuant to the DRP. ACI has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) either alone or with the stockholders of ACI on any matter. Each of the outstanding shares of capital stock of each of ACI's corporate Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for shares held by officers and directors of ACI and its Subsidiaries as nominees and for the benefit of ACI or any of its Subsidiaries, is owned, either directly or indirectly, by ACI free and clear of all liens, pledges, security interests, claims or other encumbrances. Except as set forth above, as of the date hereof there are no shares of capital stock of ACI authorized, issued and outstanding, and there are no preemptive rights or any outstanding subscriptions, options, warrants, rights, convertible securities or other agreements or commitments of ACI or any of its Subsidiaries of any character relating to the issued or unissued capital stock or other securities of ACI or any of its Subsidiaries.

    (d) Corporate Authority. Subject (in the case of ACI) only to approval of this Agreement and the Merger by the affirmative vote of the holders of at least 85% of the outstanding shares of capital stock of ACI voting thereon and voting as one class, it has the requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and any other agreement, instrument or certificate (collectively, the "ANCILLARY DOCUMENTS") to be executed or delivered by it pursuant hereto, and to consummate the transactions contemplated hereby and thereby. Its Board of Directors, including the Special Committee thereof formed to consider (among other things) the Merger (each a "SPECIAL COMMITTEE"), has approved this Agreement and the Merger and (in the case of the Board of Directors of ACI) has directed that this Agreement and the Merger be submitted to its stockholders for approval and adoption in accordance with applicable law and its Certificate of Incorporation and Bylaws, and, subject to its fiduciary duties under applicable law, has recommended that its stockholders approve this Agreement and the Merger. This Agreement and each Ancillary Document to be executed and delivered by it pursuant hereto is a valid and binding agreement, certificate or instrument, as the case may be, of it enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to applicable limitations on the availability of equitable remedies, including considerations of public policy.

    (e) Governmental Filings; No Violations. (i) Other than the filings provided for in Section 1.1, such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), filings required under the Exchange Act, filings required under the Securities Act of 1933, as amended (the "SECURITIES ACT"), filings required under state securities and "Blue Sky" laws, and any filings required to be made under the laws of any foreign jurisdiction, no notices, reports or other filings are required to be made by it or its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by it or its Subsidiaries from, any governmental or regulatory authority, agency, court, commission or other entity, domestic or foreign ("GOVERNMENTAL ENTITY"), in connection with the execution and delivery of this Agreement or any of the Ancillary Documents by it and the consummation by it of the transactions contemplated hereby and thereby, the failure of which to make or obtain would constitute a Material Adverse Effect.

    (ii) Neither the execution and delivery of this Agreement or any of the Ancillary Documents by it, nor the consummation by it of any of the transactions contemplated hereby or thereby, or any action required by applicable law as a result thereof, will constitute or result in (A) subject (in the case of ACI only) to receipt of requisite stockholder approval, a breach or violation of, or a default under, its Certificate of Incorporation or Bylaws or the comparable governing instruments of any of its Subsidiaries, (B) a breach or violation of, a default (with or without the giving of notice or the passage of time) under or the triggering of any payment or other obligations, or the right of any third party to require a payment or performance of an obligation not otherwise due, pursuant to, or accelerate vesting under, any existing collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of it or any of its Subsidiaries ("BENEFIT PLANS") or any grant or award made under any of the foregoing, (C) a breach or violation of, a default under, a change in the rights of any party under, or the acceleration of or the creation of a lien, pledge, security interest or other encumbrance on assets (with or without the giving of notice or the lapse of time) pursuant to, any provision of any note, bond, mortgage, indenture, agreement, lease, contract, instrument, arrangement or other obligation of it or any of its Subsidiaries or (D) a breach or violation of any law, rule, ordinance or regulation or judgment, decree, order, award or governmental or non- governmental permit, license, franchise or other similar right or authorization to which it or any of its Subsidiaries is subject except, in the case of clauses (B), (C) or (D) above, for such breaches, violations, defaults, accelerations or changes that would not constitute a Material Adverse Effect. Its Disclosure Letter sets forth, to its knowledge, a list of any consents, approvals or waivers required under or pursuant to any of the foregoing to be obtained prior to consummation of the transactions contemplated by this Agreement. It will use all reasonable efforts to obtain the consents, approvals or waivers referred to in its Disclosure Letter.

    (f) Financial Statements. Each of the Company and ACI has delivered to the other a copy of its consolidated balance sheets at December 31, 1996 and 1995 and its consolidated statements of income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 1996, together with the related notes thereto and the audit report thereon of Arthur Andersen LLP (in the case of the Company) and of Ernst & Young LLP (in the case of ACI). Each of such consolidated balance sheets (including the related notes) fairly presents the consolidated financial position of the delivering party and its Subsidiaries as of its date and each of such consolidated statements of income, of stockholders' equity and of cash flows (including the related notes), fairly presents the results of operations, stockholders' equity and cash flows of the delivering party and its Subsidiaries for the periods covered thereby, in each case in accordance with United States generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Each of the Company and ACI will deliver to the other a copy of each of its consolidated balance sheets prepared as of any date subsequent to December 31, 1996 and its consolidated statements of income, of stockholders' equity and of cash flows for any period then ended, together with the related notes thereto, if any. Such consolidated balance sheets will fairly present the consolidated financial portion of the delivering party and its Subsidiaries as of their respective dates and such consolidated statements of income, of stockholders' equity and of cash flows will fairly present the results of operations, stockholders' equity and cash flows of the delivering party and its Subsidiaries for the respective periods covered thereby (subject, in the case of consolidated financial statements for interim periods to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

    (g) Absence of Undisclosed Liabilities. It and its Subsidiaries do not have any liabilities, whether accrued or contingent and whether or not required to be reflected in financial statements in accordance with United States generally accepted accounting principles, that are material to the financial condition of it and its Subsidiaries taken as a whole, other than
  (i) liabilities (or reserves therefor) reflected in its consolidated balance sheet as of December 31, 1996 and (ii) normal or recurring liabilities incurred since December 31, 1996 in the ordinary course of business consistent with past practices.

    (h) Absence of Certain Changes. Since December 31, 1996, except as contemplated by this Agreement, it and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in, the ordinary and usual course of such businesses and there has not been (i) any change in it or any development or combination of developments which constitutes a Material Adverse Effect;
  (ii) any declaration, setting aside or payment of any dividend or other distribution with respect to its capital stock except for, in the case of ACI, regular cash dividends per share of ACI Common Stock of not more than $0.115 per quarter and regular cash dividends on shares of ACI Class B Preferred Stock and ACI Class C Preferred Stock and, in the case of the Company, cash dividends on AMC Common Stock in an aggregate amount not exceeding 108.33% of the aggregate cash dividends paid on ACI Common Stock, ACI Class B Preferred Stock and ACI Class C Preferred Stock for the same period; or (iii) any change by it in accounting principles, practices or methods that is not required by United States generally accepted accounting principles or by Regulation S-X under the Exchange Act. Since December 31, 1996, except as provided for herein and other than in the ordinary course consistent with past practice, there has not been (A) any increase in the compensation payable or which could become payable by it or its Subsidiaries to their officers or key employees, or (B) any amendment of any of its or any of its Subsidiary's Benefit Plans which, when taken together with all other such amendments, would result in an aggregate increase in annual funding liability of more than $250,000.

    (i) Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to its knowledge, threatened, against it or any of its Subsidiaries that have resulted or are reasonably likely to result in any claims against, or obligations or liabilities of, it or any of its Subsidiaries, that constitute a Material Adverse Effect.

    (j) Taxes. All federal, state, local and foreign tax returns required to be filed by or on behalf of it or any of its Subsidiaries have been timely filed or requests for extension have been timely filed and any such extension shall have been granted and not have expired other than those returns with respect to which the failure to timely file or the failure to request an extension of the time for filing would not have a Material Adverse Effect, and all such filed returns are complete and accurate in all material respects. Except as currently being contested in good faith or with respect to which adequate reserves have been made in its financial statements, all taxes required to be shown on returns or to be paid with respect to returns for which extensions have been filed by it have been paid in full or have been recorded on its consolidated balance sheet and consolidated statement of earnings or income in accordance with United States generally accepted accounting principles. There is no outstanding audit examination, deficiency, or refund litigation with respect to any taxes of it or any of its Subsidiaries that might reasonably be expected to result in a determination that would constitute a Material Adverse Effect, except for any such examination, deficiency or litigation as to which adequate reserves are reflected in its financial statements. All taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to it or any of its Subsidiaries have been paid in full or have been recorded on its balance sheet and consolidated statement of earnings or income (in accordance with United States generally accepted accounting principles). Neither it nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that is currently in effect, the failure to pay which would constitute a Material Adverse Effect.

    (k) Employee Benefits. (i) True and correct copies of all documents evidencing its Benefit Plans, including any "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), have been delivered to the Company (in the case of ACI) and ACI (in the case of the Company).

    (ii) Except for such incidents of actual or possible noncompliance which would not constitute a Material Adverse Effect, (A) all of its Benefit Plans, to the extent subject to ERISA, are in substantial compliance with ERISA, (B) each Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("PENSION PLAN") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter covering the Tax Reform Act of 1986 from the Internal Revenue Service or application for such a favorable determination has been made within the applicable remedial amendment period provided by the Code, and it is not aware of any circumstances likely to result in either revocation of any such favorable determination letter or denial of such request, (C) each Benefit Plan which is a group health plan within the meaning of Section 4980B(g)(2) of the Code is in substantial compliance with the requirements of Section 4980B of the Code, and (D) there is no pending or, to its knowledge, threatened litigation, investigation or audit relating to the Benefit Plans other than claims for benefits made in the ordinary course. Neither it nor any Subsidiary has engaged in a transaction with respect to any Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject it or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would constitute a Material Adverse Effect. Neither it nor any of its Subsidiaries has completely or partially withdrawn from a "multiemployer plan" within the meaning of
  Section 3(37) of ERISA or has suffered a 70% decline in "contribution base units" within the meaning of Section 4205(b)(1)(A) of ERISA in any plan year beginning after 1979.

    (iii) No material liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by it or any Subsidiary with respect to any ongoing, frozen or terminated Benefit Plan currently or formerly maintained by any of them, or any Benefit Plan of any entity which is considered one employer with it or any of its Subsidiaries under Section 4001 of ERISA or Section 414 of the Code (an "ERISA AFFILIATE"). No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

    (iv) All material contributions required to be made by it or any of its Subsidiaries under the terms of any Benefit Plan have been timely made or have been accrued pending full and timely payment. No Benefit Plan of an ERISA Affiliate has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA. None of it, its Subsidiaries or its ERISA Affiliates has provided, or is required to provide, security to any Benefit Plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

    (v) For all Pension Plans that are "defined benefit plans" within the meaning of Section 3(35) of ERISA, there has been no material adverse change in the financial condition of any such Pension Plan since the last day of the most recent plan year.

    (vi) Except as set forth in the documents evidencing its Benefit Plans, neither it nor its Subsidiaries have any obligations for retiree health and life benefits.

    (vii) The Board of Directors of ACI has taken action to terminate the Ashland Coal, Inc. Salary Continuation Plan.

    (l) Environmental Matters. (i) Surface Mining Permits. It and each of its Subsidiaries is in compliance with all of the current permits ("SURFACE MINING PERMITS") held by it or any such Subsidiary issued pursuant to the Surface Mining Control and Reclamation Act of 1977, as amended, or pursuant to an equivalent state regulatory program granted primacy under the provisions of 30 U.S.C. (S) 1253 (collectively, "SURFACE MINING LAWS"), including the mining plans as respects reclamation, coal processing and related activities as submitted to the Office of Surface Mining or any state equivalent agency having jurisdiction over a state program granted primacy under the provisions of 30 U.S.C. (S) 1253 ("SURFACE MINING ENFORCEMENT AGENCY") to obtain the Surface Mining Permits, the failure to be in compliance with which would constitute a Material Adverse Effect. Neither it nor any of its Subsidiaries has been subjected to or is as of the date hereof subject to any bond forfeiture, permit suspension or revocation proceedings instituted by any Surface Mining Enforcement Agency and neither it nor any of its Subsidiaries is presently "permit-blocked" in any state or under the federal Applicant Violator System which would constitute a Material Adverse Effect.

    (ii) Use and Condition of Real Property. Except for valid grandfathered nonconforming uses, the operations on, conditions of and use of all of the real property owned, leased, controlled or used by it and each of its Subsidiaries in its business conform to all, and give rise to no liability under, any federal, state and local laws, ordinances, requirements, regulations, licenses, permits, judicial or administrative orders, injunctions, judgements and decrees relating to zoning, land use, mining, health, safety or the environment including, without limitation, those pertaining to Hazardous Materials (as hereinafter defined), subsidence, water drainage, treatment or impoundment, reclamation and all other restrictions and covenants regarding the use of any real property owned, leased, controlled or used by it or any of its Subsidiaries in its business, the failure to conform or to comply with which would constitute a Material Adverse Effect. The term "HAZARDOUS MATERIALS" shall mean (A) "hazardous wastes" as defined in the Resource Conservation and Recovery Act ("RCRA"); (B) "hazardous substances" as defined in the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"); (C) gasoline, petroleum or other hydrocarbon product, by-products, derivatives, additives or fractions (including used or spent products); (D) "chemical substances" as defined in the Toxic Substance Control Act ("TSCA"); (E) asbestos; and (F) any radioactive materials or substances. The real property owned, leased, controlled or used by it and each of its Subsidiaries in its business is free of any waste or debris or Hazardous Materials, except as would not constitute in a Material Adverse Effect.

    (iii) Releases of Hazardous Materials. There have been no releases (as "release" is defined under CERCLA or under any applicable state or local law or regulation) of Hazardous Materials (A) by it or any of its Subsidiaries, or (B) by any other person or entity at, on, in, from, under, over or in any way affecting any real property owned, leased, controlled or used by it or any of its Subsidiaries in its business, an adjacent site or facility, or any other real property which may have been owned, leased, controlled or used in the past by it or any of its Subsidiaries, other than in each case such releases which would not constitute a Material Adverse Effect.

    (iv) Production, Storage and Disposal of Hazardous Materials. No real property owned, leased, controlled or used by it or any of its Subsidiaries in its business has been or is being used to produce, manufacture, process, generate, store, treat, dispose of, manage, ship or transport Hazardous Materials other than as would not constitute a Material Adverse Effect.

    (v) Safety Matters. It and each of its Subsidiaries have complied with the requirements of the Federal Mine Safety and Health Act of 1977, as amended, and all applicable similar or related statutes of any state and have complied with all applicable federal, state or local laws, ordinances, requirements, rules, regulations, licenses, permits, orders, injunctions, judgments, or decrees pertaining to mine safety and health, the failure to comply with which would constitute a Material Adverse Effect.

    (m) Brokers and Finders. Neither it nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder's fees in connection with the transactions contemplated hereby, except that, in the case of ACI, ACI has retained Salomon Brothers Inc as its financial advisor in connection with the transactions contemplated hereby, the arrangements with which have been disclosed in writing to the Company prior to the date hereof.

    (n) Takeover Statute. The Board of Directors of ACI has taken all actions so that the restrictions contained in Section 203 of the DGCL applicable to a "business combination" (as defined in Section 203) will not apply to the execution, delivery or performance of this Agreement or the Voting Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement or the Voting Agreement.

    (o) Tax Matters. Neither it nor any of its Subsidiaries or affiliates has taken or agreed to take any action that would prevent the Merger from being treated as either a reorganization within the meaning of Section 368(a) of the Code or a non-recognition exchange of stock under Section 351 of the Code.

    (p) Labor Matters. It has previously furnished to the Company (in the case of ACI) and ACI (in the case of the Company) true and complete copies of all labor and collective bargaining agreements to which it or its Subsidiaries is a party and that are currently in effect, together with all amendments thereto (if any), other than the National Bituminous Coal Wage Agreement of 1993 and the related Memorandum of Understanding. There are no strikes or other work stoppages involving any employees of it or any of its Subsidiaries and there are no material labor disputes by any labor organization in progress or pending or, to its knowledge, threatened against it or any of its Subsidiaries that would constitute a Material Adverse Effect. To its knowledge, it and its Subsidiaries are in compliance with all applicable laws and regulations in respect of employment and employment practices, terms and conditions of employment, wages and hours, occupational safety, health or welfare conditions relating to premises occupied, and civil rights, non-compliance with which would constitute a Material Adverse Effect. There are no charges of unfair labor practices pending before any governmental authority involving or affecting it or any of its Subsidiaries that would constitute a Material Adverse Effect. It has not been notified that any customer or supplier (including any supplier of transportation services) of it or any Subsidiary is involved in or threatened with or affected by any strike or other labor disturbance or dispute, litigation or administrative proceeding or judgment, order, injunction, decree or award, the consequences of which would constitute a Material Adverse Effect.

    (q) Properties. (i) Owned Real Property. It and each of its Subsidiaries has good and marketable title to all real property owned or purported to be owned by it or its Subsidiaries which is used or projected to be used by it or its Subsidiaries or any other person in connection with its mining activities (hereinafter "FEE PROPERTY"). As used herein "good and marketable title" shall mean title which is free from encumbrances and any reasonable doubt as to its validity excepting only those imperfections of title and encumbrances, if any, which do not constitute a Material Adverse Effect.

    (ii) Leased or Licensed Real Property. It and each of its Subsidiaries has good and marketable leasehold title to all the real property leased or licensed by it in connection with its business (hereinafter "LEASED PROPERTY") and the Leased Property is not subject to any restrictions on transfer or use, except as created by the lease or license pursuant to which it or its Subsidiaries holds the Leased Property or as would not constitute a Material Adverse Effect. As used herein "good and marketable leasehold title" shall mean a valid and subsisting leasehold interest which is free from encumbrances and any reasonable doubt as to its validity excepting only those imperfections of title and encumbrances, if any, which do not constitute a Material Adverse Effect.

    (iii) Facilities and Improvements. It and each of its Subsidiaries has good and marketable title (as defined in Section 3.1(q)(i)) to loadouts, tipples, docks and other facilities material to its operations ("FACILITIES") owned or purported to be owned by it or its Subsidiaries, and good and marketable leasehold title (as defined in Section 3.1(q)(ii)) to the Facilities which are leased by it or its Subsidiaries. All of the Facilities, and the use presently being made of the Fee Property and the Leased Property, comply with all applicable zoning and building code ordinances and all applicable fire, environmental, occupational safety and health standards and similar requirements established by law or regulation, except as would not constitute a Material Adverse Effect.

    (iv) Reserve Information. The coal reserve information furnished by it to the Company (in the case of ACI) and ACI (in the case of the Company), has been prepared in accordance with prudent and accepted engineering practices and it is not aware of any inaccuracies in such information as would constitute a Material Adverse Effect.

    (v) Equipment and Other Personalty. It and each of its Subsidiaries has good and marketable title (as defined in Section 3.1(q)(i) to the equipment, machinery, vehicles, rolling stock and other tangible personal property used by it or its Subsidiaries in its business and material to its operations (the "PERSONALTY") which is owned by it and good and marketable leasehold title (as defined in Section 3.1(q)(ii)) to the Personalty used in its business which is leased.

    (r) Intellectual Property. It and its Subsidiaries either own, or to its knowledge, have valid, binding and enforceable rights to use all patents, trademarks, trade names, service marks, service names, copyrights, other proprietary intellectual property rights, applications therefor and licenses or other rights in respect thereof ("INTELLECTUAL PROPERTY") used or held for use or necessary in connection with the business of it or its Subsidiaries, without any conflict with the rights of others, except for such conflicts that would not constitute a Material Adverse Effect. Neither it nor any of its Subsidiaries has, as of the date hereof, received any notice from any other person pertaining to or challenging the right of it or its Subsidiaries to use any Intellectual Property or any trade secrets, proprietary information, inventions, know-how, processes and procedures owned or used by or licensed to it or any of its Subsidiaries, except with respect to rights the loss of which, individually or in the aggregate, would not constitute a Material Adverse Effect. To its knowledge, none of its or its Subsidiaries' personnel is in violation of any term of any employment contract, patent disclosure agreement or any other contract or agreement relating to the relationship of any such employee with it or its Subsidiaries or any other party the result of which would constitute a Material Adverse Effect.

    (s) Insurance. It and each of its Subsidiaries has in effect valid and effective policies of insurance, issued by companies believed by it to be sound and reputable, insuring it or such Subsidiary (as the case may be) for losses customarily insured against by others engaged in similar lines of business.

    (t) Employment and Change in Control Agreements.

    (i) Its Disclosure Letter sets forth a true and complete list of all agreements between it or any of its Subsidiaries and any of its (or any of such Subsidiary's) officers, directors or employees providing for the terms of his or her employment with it or any of its Subsidiaries and the terms of his or her severance or other payments upon termination of such employment (the "EMPLOYMENT AGREEMENTS"). It has previously furnished to the Company (in the case of ACI) and ACI (in the case of the Company) true and complete copies of all Employment Agreements, together with all amendments thereto (if any).

    (ii) Except as provided for in this Agreement, neither it nor any of its Subsidiaries is a party to any oral or written (i) agreement with any director, officer or employee of it or any of its Subsidiaries (A) the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving it of the nature contemplated by this Agreement or (B) providing for compensation payments that would not be deductible by it for federal income tax purposes, or (ii) agreement or Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

    (u) Certain Transactions. None of the officers or directors of it or of any of its Subsidiaries and, to its knowledge, none of its employees or the employees of any of its Subsidiaries, is a party to any material transaction with it or any of its Subsidiaries (other than for services as an employee, officer or director), including, without limitation, any contract, agreement or other arrangement (i) providing for the furnishing of services to or by, (ii) providing for rental of real or personal property to or from, or (iii) otherwise requiring payments to or from, any such officer, director, affiliate or employee, any member of the family of any such officer, director or employee of any corporation, partnership, trust or other entity in which any such officer, director or employee has a substantial interest (excluding the ownership of not more than two percent (2%) of the capital stock of a publicly traded corporation) or which is an affiliate of such officer, director or employee.

    (v) Information in Disclosure Documents and Registration Statement. None of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the registration statement on Form S-4 to be filed with the SEC in connection with the issuance of shares of Company Common Stock in the Merger (the "S-4") will, at the time of the filing of the S-4 and any amendments thereto and at the time the S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and (ii) the proxy statement/prospectus relating to the meeting of ACI's stockholders to be held in connection with the Merger and the offering of shares of Company Common Stock to the holders of shares of ACI Common Stock, ACI Class B Preferred Stock and ACI Class C Preferred Stock (the "PROXY STATEMENT") will, at the date mailed to the stockholders and at the times of the meeting of ACI stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

    (w) Opinion of Financial Advisor. ACI has received the opinion of its financial advisor referred to in Section 3.1(m), dated the date hereof, to the effect that, as of such date, each of (i) the consideration to be received by holders of ACI Common Stock in the Merger and (ii) the consideration to be received by holders of ACI Preferred Stock in the Merger is fair, from a financial point of view, to the holders of ACI Common Stock other than Ashland Inc., a copy of which opinion has been delivered to the Company.

    (x) Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon it or any of its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting or impairing any material business practice of the Company, ACI and their respective Subsidiaries (in each case, taken as a whole), the acquisition of any material property by the Company, ACI and their respective Subsidiaries (in each case, taken as a whole) or the conduct of the business by the Company, ACI and their respective Subsidiaries (in each case, taken as a whole) as such business is currently conducted by the Company and ACI and their respective Subsidiaries.

    (y) Material Agreements. All contracts, agreements, commitments or other understandings of arrangements to which it or any of its Subsidiaries is a party or by which it or any of its property is bound or affected, including, but not limited to, contracts for the future purchase of mining supplies, equipment, or any other materials or goods (except for contracts for purchases of materials or goods to meet immediate operating needs), contracts for sales, agency or brokerage services, contracts for future sale of coal or coal products to any customer or person, contract mining agreements or other contracts providing for the operation of facilities or properties, contracts for the washing, tippling or other processing of coal by or for third parties, or contracts for the trucking, transportation or transloading of coal, fire, theft, casualty, liability, Workers' Compensation, black lung and other insurance policies insuring it or any of its Subsidiaries, loan agreements, indentures, mortgages, pledges, conditional sale or title retention agreements, security agreements, equipment obligations, guaranties, leases or lease purchase agreements to which it or any of its Subsidiaries is a party or by which it is bound, the loss of rights of it or its Subsidiaries under any of which would result in a Material Adverse Effect are valid, binding and enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and to applicable limitations on the availability of equitable remedies, including considerations of public policy, are in full force and effect, and there exists no default which, after notice or lapse of time, or both, would result in a right to accelerate or loss of rights of it or its Subsidiaries thereunder.

    (z) Certain Company Approvals. The Company and its stockholders have taken all corporate action necessary such that the Company's Amended and Restated Charter and Bylaws will be in effect immediately prior to the Effective Time. The Company, by requisite action of its Board of Directors, and the stockholders of the Company, by requisite vote, have approved and adopted the Arch Coal, Inc. 1997 Stock Incentive Plan in the form attached hereto as Annex E, and the Company has taken all corporate action necessary to reserve for issuance a sufficient number of shares of Company Common Stock for issuance upon exercise of stock options and other rights subject to grant under such Plan. The Company has taken all corporate action necessary such that, at the Effective Time, the Board of Directors of the Company will be comprised only of those persons identified or referred to as directors of the Company in Annex C attached hereto.

                                  ARTICLE IV

                                   COVENANTS

  Section 4.1 Stockholder Approval. As promptly as practicable following the execution and delivery of this Agreement, unless this Agreement shall have been previously terminated in accordance with Article VI, ACI shall submit this Agreement and the Merger to its stockholders for approval and adoption at a meeting of its stockholders called for such purpose (the "ACI STOCKHOLDERS MEETING").

  Section 4.2 Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Article VI or the Effective Time, each of the Company and ACI agrees as to itself and its Subsidiaries (except to the extent that the other shall otherwise consent in writing), to carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to the end that its goodwill and ongoing business be substantially unimpaired at the Effective Time. Except as expressly contemplated by this Agreement, and not in limitation of the foregoing, during the aforesaid period each of the Company and ACI shall (and shall cause its Subsidiaries to), except as approved in writing by the other:

    (a) preserve and maintain its corporate existence and all of its rights, privileges and franchises reasonably necessary or desirable in the normal conduct of its business;

    (b) not acquire any stock or other interest in, nor (except in the ordinary course of business) purchase any assets of, any corporation, partnership, association or other business organization or entity or any division thereof (except any stock or assets distributed to it or any of its Subsidiaries as part of any bankruptcy or other creditor settlement or pursuant to a plan of reorganization), nor agree to do any of the foregoing;

    (c) not sell, lease, assign, transfer or otherwise dispose of any of its assets (including, without limitation, patents, trade secrets or licenses), nor create any mortgage, security interest or other lien on any of its assets, except as permitted by this Agreement or in the ordinary course of business and except that it and each of its Subsidiaries may sell or otherwise dispose of any assets which are held for disposition as of the date hereof or are obsolete;

    (d) not incur any indebtedness for borrowed money or any obligation under any guarantee or "make whole" or capital support agreement or arrangement, other than as a result of borrowings or drawdowns, the issuance of letters of credit for its account and the incurrence of interest, letter of credit reimbursement obligations and other obligations incurred in the ordinary course of business consistent with past practice;

    (e) not (i) alter, amend or repeal any provision of its Certificate of Incorporation or Bylaws, (ii) change the number of its directors (other than as a result of the death, retirement or resignation of a director),
  (iii) except in the ordinary course of its business, form or acquire any Subsidiaries not existing as of the date of this Agreement, (iv) except in the ordinary course of its business or as required to obtain any consent, enter into, modify or terminate any material contracts or agreement to which it is a party or agree to do so, (v) modify any Employment Agreement, or (vi) declare, pay, commit to or incur any obligation of any kind for the payment of any bonus, additional salary or compensation or retirement, termination, welfare or severance benefits payable or to become payable to any of its employees or such other persons, except in any such case for obligations incurred in the ordinary course of business and consistent with past practice and such matters as are required pursuant to the terms of any existing Employment Agreement or Benefit Plan;

    (f) maintain its books, accounts and records in the usual, ordinary and regular manner and in material compliance with all applicable laws and with its methods and policies of accounting in effect on the date hereof;

    (g) pay and discharge all material federal, state, local and foreign taxes imposed upon it or upon its income or profits, or upon any property belonging to it, prior to the date on which penalties attach thereto, except to the extent that it is currently contesting, in good faith and by proper proceedings, the payment of such taxes and it maintains appropriate reserves with respect thereto;

    (h) use all reasonable efforts to meet its obligations under all material contracts, agreements and instruments to which it is a party;

    (i) use all reasonable efforts to maintain its business and assets in good repair, order and condition, reasonable wear and tear excepted, and to maintain insurance upon such business and assets at least comparable in amount and kind to that in effect on the date hereof;

    (j) use all reasonable efforts to maintain its present relationships and goodwill with suppliers, brokers, manufacturers, representatives, distributors, customers and others having business relations with it (provided that it may pursue overdue accounts and otherwise exercise lawful remedies in its customary fashion);

    (k) carry on and operate its business in, and only in, the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use all reasonable efforts to cause its representations and warranties set forth in this Agreement and in any Ancillary Document to be true and correct, in all respects, on and as of the Effective Time, subject only to changes in the ordinary course of business;

    (l) not declare, set aside, make or pay any dividends or other distributions with respect to its capital stock except (in the case of ACI) for regular cash dividends not to exceed $0.115 per share of ACI Common Stock per quarter and regular cash dividends on shares of ACI Class B Preferred Stock and shares of ACI Class C Common Stock and except (in the case of the Company) for cash dividends on Company Common Stock in an aggregate amount not to exceed 108.33% of the aggregate cash dividends paid on ACI Common Stock, ACI Class B Preferred Stock and ACI Class C Preferred Stock after December 31, 1996; or purchase or redeem any shares of its capital stock or agree to take any such action;

    (m) not authorize or make any capital expenditure otherwise than in the ordinary course of business;

    (n) not increase the number of shares authorized or issued and outstanding of its capital stock, nor grant or make any pledge, option, warrant, call, commitment, right or agreement of any character relating to its capital stock, nor issue or sell any shares of its capital stock or securities convertible into such capital stock, or any bonds, promissory notes, debentures or other corporate securities or become obligated so to sell or issue any such securities or obligations, except, in any case, for the issuance of shares of ACI Common Stock upon conversion of shares of ACI Class B Preferred Stock or ACI Class C Preferred Stock and upon exercise of options outstanding under the ACI Stock Plans.

  Section 4.3 Access to Information. Upon reasonable notice, each of the Company and ACI shall (and shall cause its Subsidiaries to) (i) afford to the officers, employees, accountants, counsel and other representatives of the other, access, during normal business hours during the period prior to the earlier of the termination of this Agreement and the Effective Time, to all its properties, books, contracts, commitments, records, officers, employees, accountants, correspondence and affairs, and (ii) cause its and their officers and employees to furnish to the other and its authorized representatives any and all financial, technical and operating data and other information pertaining to its businesses and those of its Subsidiaries as the other shall from time to time reasonably request. Each party will hold any such information subject to the Confidentiality Agreement, dated July 29, 1996, between the Company and ACI (the "CONFIDENTIALITY AGREEMENT") in accordance with and subject to the restrictions contained in the Confidentiality Agreement. No information or knowledge obtained in any investigation pursuant to this Section 4.3 shall affect or be deemed to modify any representation or warranty contained in this Agreement or the conditions to the obligations of the parties to consummate the Merger.

  Section 4.4 Legal Conditions to the Merger. Each of the parties hereto will take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to the Merger and will promptly cooperate with and furnish information to the other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Merger. Each of the parties hereto will, and will cause its Subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public third party, required to be obtained or made by any of the parties hereto or any of their Subsidiaries in connection with the Merger or the taking of any action contemplated thereby or by this Agreement.

  Section 4.5 Public Announcements. Neither the Company nor ACI shall make any press release or other written public statement or publicly deliver any formally prepared oral statement concerning the matters covered by this Agreement without the approval of the other, except as required by law or applicable regulation, and each shall in all events use its best efforts to permit such other parties an opportunity to review and comment upon any such release or statement prior to dissemination.

  Section 4.6 Tax-Free Reorganization. The parties hereto shall each use its best efforts to cause the Merger to be treated either as a reorganization within the meaning of Section 368(a) of the Code or as a non- recognition exchange of stock pursuant to Section 351 of the Code.

  Section 4.7 Affiliate Agreements. Within two weeks following the date of this Agreement, ACI will provide the Company with a list of those persons who are, in its reasonable judgment after review by its independent counsel, "affiliates" of ACI within the meaning of Rule 145 promulgated under the Securities Act ("RULE 145") (each such person who is an "affiliate" within the meaning of Rule 145 is referred to herein as a "RULE 145 AFFILIATE"). ACI shall provide the Company with such information and documents as the Company shall reasonably request for purposes of reviewing such list and shall notify the Company in writing regarding any change in the identity of its Rule 145 Affiliates prior to the Closing Date. ACI shall use all reasonable efforts to deliver or cause to be delivered to the Company prior to the Effective Time from each of its Rule 145 Affiliates, an executed Affiliate Agreement, in substantially the form attached hereto as Annex D (each an "AFFILIATE AGREEMENT"). The Company shall be entitled to place appropriate legends on the certificates evidencing any Company Common Stock to be received by such Rule 145 Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Company Common Stock, consistent with the terms of the Affiliate Agreements.

  Section 4.8 Representations, Covenants and Conditions; Further Assurances.

    (a) The parties hereto will each use all reasonable efforts (i) to take, and to cause their respective Subsidiaries to take, all actions necessary to render accurate as of the Effective Time their respective representations and warranties contained herein, (ii) to refrain, and to cause their respective Subsidiaries to refrain, from taking any action which would render any such representation or warranty inaccurate in any material respect as of such time and (iii) to perform or cause to be satisfied, and to cause their respective Subsidiaries to perform or cause to be satisfied, each covenant or condition to be performed or satisfied by them.

    (b) In addition to the provisions of Section 4.4 hereof and in furtherance thereof, upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

  Section 4.9 Certain Benefit Matters.

    (a) Prior to the Effective Time, ACI and the Company shall take such actions as may be necessary such that at the Effective Time there shall be substituted for each option (an "ACI OPTION") to purchase a share of ACI Common Stock outstanding pursuant to the ACI Stock Plans, whether or not then exercisable, a fully vested option ("SUBSTITUTE OPTION") issued pursuant to the Arch Coal, Inc. 1997 Stock Incentive Plan (the "COMPANY INCENTIVE PLAN") to purchase on the same terms and conditions (including per share exercise price) a number of shares of Company Common Stock equal to the number of shares of ACI Common Stock subject to such ACI Option; provided that Substitute Options held by employees who accept benefits under the 1997 Enhanced Early Retirement Plan referred to in Section 4.9(e), who receive benefits under the 1997 Enhanced Severance Plan referred to in Section 4.9(f) or who otherwise retire as provided in the ACI Stock Plans shall be exercisable throughout the full term thereof and shall not expire or otherwise become subject to termination or forfeiture. At or prior to the Effective Time, ACI shall make all necessary arrangements with respect to the applicable ACI Stock Plans to permit the substitution of Substitute Options for the unexercised ACI Options by the Company pursuant to this Section 4.9.

    (b) Effective at the Effective Time, the Company shall issue a Substitute Option under the Company Incentive Plan in substitution for each ACI Option in accordance with this Section 4.9. At or prior to the Effective Time, the Company shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Company Common Stock for delivery upon exercise of the Substitute Options. As of the Effective Time, the Company shall have filed a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or another appropriate form with respect to the shares of Company Common Stock subject to such Substitute Options, and shall use all reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Substitute Options remain outstanding.

    (c) Prior to the Effective Time, the Company and ACI shall take such actions as may be necessary such that at the Effective Time the Company shall assume liability for and shall pay when due all benefits accrued under ACI's Deferred Compensation Plan for Directors Fees (the "DIRECTORS DC PLAN") and each phantom stock unit under the Directors DC Plan shall be converted into a phantom stock unit relating to Company Common Stock pursuant to the Arch Coal, Inc. Deferred Compensation Plan for Directors Fees, which Plan shall by its terms provide that each director participating therein shall have a fully nonforfeitable right to such director's entire account balance, if any, thereunder.

    (d) Prior to the Effective Time, the Company and ACI shall take such actions as may be necessary such that at the Effective Time each share of ACI Common Stock converted into Company Common Stock pursuant to Section
  2.1 that at the time of its conversion is held in safekeeping in the DRP will be transferred at the Effective Time to safekeeping in the Arch Coal, Inc. Dividend Reinvestment and Stock Purchase Plan (the "COMPANY DRP"). As of the Effective Time, the Company shall have filed a registration statement on Form S-3 (or any successor or other appropriate forms) with respect to the Company DRP, and shall use all reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) so long as the Company DRP shall remain in effect.

    (e) After the Effective Time, the Company shall cause enhanced early retirement benefits to be offered to (i) the salaried employees at ACI's Huntington office and (ii) as the Company shall deem appropriate, the salaried employees of certain ACI Subsidiaries, in any case under the 1997 Enhanced Early Retirement Plan adopted by the Company's Board of Directors by resolution dated April 1, 1997.

    (f) Any salaried employee of ACI or its Subsidiaries who is involuntary terminated without cause during the one-year period following the Effective Time, shall receive severance benefits from the Company pursuant to the 1997 Enhanced Severance Plan adopted by the Company's Board of Directors by resolution dated April 1, 1997. This amount shall not apply to any ACI employees covered under the agreements contemplated by Section 4.9(g) of this Agreement or to employees who elect to participate in the 1997 Enhanced Early Retirement Plan contemplated by Section 4.9(e) of this Agreement.

    (g) As soon as practicable following the execution of this Agreement, ACI shall offer, and use all reasonable efforts to enter into, At-Will Employee Retention/Severance Agreements, substantially in the form of agreement approved by the Board of Directors of the Company by resolution dated April 1, 1997, with those current ACI employees as set forth in such resolution. At the Effective Time, the Company shall assume the obligations of ACI under such At-Will Employee Retention/Severance Agreements.

  Section 4.10 Indemnification; Insurance.

    (a) ACI shall, and from and after the Effective Time the Company shall, indemnify, defend and hold harmless each person who is now, or has been at any time through the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of ACI or any of its Subsidiaries (the "ACI INDEMNIFIED PARTIES") against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of ACI or any of its Subsidiaries or is or was a plan fiduciary serving at the request of ACI or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after the Effective Time ("ACI INDEMNIFIED LIABILITIES") and (ii) all ACI Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby to the full extent a corporation is permitted under the DGCL to indemnify its own directors, officers and employees (and the Company will pay expenses in advance of the final disposition of any such action or proceeding to each ACI Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by Section 145(e) of the
  DGCL). Without limiting the foregoing, in the event that any such claim, action, suit, proceeding or investigation is brought against any ACI Indemnified Party (whether arising before or after the Effective Time), (i) the ACI Indemnified Parties may retain counsel satisfactory to them and ACI (or them and the Company after the Effective Time), (ii) ACI (or after the Effective Time, the Company) shall pay all reasonable fees and expenses of such counsel for the ACI Indemnified Parties promptly as statements therefor are received, and (iii) ACI (or after the Effective Time, the Company) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither ACI nor the Company shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any ACI Indemnified Party wishing to claim indemnification under this Section 4.10(a), upon learning of any such claim, action, suit, proceeding or investigation, shall notify ACI or, after the Effective Time, the Company (but the failure so to notify shall not relieve ACI or the Company from any liability which it may have under this Section 4.10(a) except to the extent such failure prejudices such party), and shall deliver to ACI (or after the Effective Time, the Company) the undertaking contemplated by Section 145(e) of the DGCL. The ACI Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more ACI Indemnified Parties.

    (b) For a period of at least five years after the Effective Time, the Company shall cause to be maintained in effect policies of directors' and officers' liability insurance of the type maintained by ACI as of the date hereof in an aggregate coverage amount not less than $20,000,000 and including coverage with respect to claims arising from facts or events which occurred before the Effective Time to the extent available; provided, that in no event shall the Company be required to expend, in order to maintain or procure insurance coverage pursuant to this Section 4.10(b), any amount per annum in excess of 200% of the annual amount expended by ACI as of the date hereof.

    (c) The provisions of this Section 4.10 are intended to be for the benefit of, and shall be enforceable by, each ACI Indemnified Party and his or her heirs and representatives.

  Section 4.11 Notification of Certain Matters. Each of the Company and ACI shall give prompt notice to the other, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be reasonably likely to cause any representation or warranty of it contained in this Agreement to be untrue or inaccurate and (ii) any failure of it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and further provided that failure to give such notice shall not be treated as a breach of covenant for the purposes of Section 6.1(e)(ii) unless the failure to give such notice results in material prejudice to the other party.

  Section 4.12 NYSE Listing. The Company shall use its best efforts to cause the outstanding shares of Company Common Stock, shares of Company Common Stock issued in the Merger, shares of Company Common Stock issuable upon the exercise of stock options or other rights under the Company Incentive Plan or pursuant to the Company DRP to be approved for listing on the New York Stock Exchange (subject, in the case of then unissued shares to official notice of issuance) not later than the Effective Time.

                                   ARTICLE V

                             CONDITIONS TO MERGER

  Section 5.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

    (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite affirmative vote of holders of ACI Common Stock, ACI Class B Preferred Stock and ACI Class C Preferred Stock entitled to vote thereon.

    (b) Governmental and Regulatory Consents. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and, other than the filings provided for in Section 1.1, all filings required to be made prior to the Effective Time by the Company, ACI or any of their respective Subsidiaries with, and all consents, approvals and authorizations required to be obtained prior to the Effective Time by the Company, ACI or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall have been made or obtained, except failures in the foregoing that do not have a Material Adverse Effect as applied to the Company and its Subsidiaries taken as a whole from and after the Effective Time (a "COMPANY MATERIAL ADVERSE EFFECT").

    (c) S-4. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

    (d) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger or limiting or restricting in any material respect the conduct or operation of the businesses of the Company or ACI after the Merger shall have been issued, nor shall there be any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal.

    (e) Blue Sky Laws. The Company shall have received all state securities or "Blue Sky" permits and other authorizations, if any, necessary to issue shares of Company Common Stock pursuant to the Merger.

    (f) Consents. Each of the Company and ACI shall have obtained all consents required to consummate the transactions contemplated by this Agreement, including the Merger, and all other consents in connection with the Merger and the other transactions contemplated hereby, the failure to obtain which would constitute a Company Material Adverse Effect.

  Section 5.2 Additional Conditions to Obligations of ACI. The obligation of ACI to effect the Merger is subject to the satisfaction of each of the following additional conditions, any of which may be waived in writing exclusively by ACI:

    (a) Representations and Warranties of the Company. The representations and warranties of the Company set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties are made as of an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date) as of the Closing Date as though made on and as of the Closing Date, in each case except for changes contemplated by this Agreement, and ACI shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

    (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and ACI shall have received a certificate signed on behalf of the Company by a duly authorized executive officer of the Company to such effect.

    (c) Tax Opinion. ACI shall have received a written opinion from Kirkpatrick & Lockhart LLP, counsel to ACI, to the effect that the Merger will be treated for federal income tax purposes either as a tax-free reorganization within the meaning of Section 368(a) of the Code or as a non-recognition exchange of stock under Section 351 of the Code. In rendering such opinion, counsel may rely upon representations and certificates of the Company, ACI and Merger Sub.

    (d) NYSE Listing. The shares of Company Common Stock to be issued in the Merger, to be issued upon the exercise of Substitute Options and to be issued pursuant to the Company DRP shall have been approved for listing on the New York Stock Exchange upon official notice of issuance.

    (e) Company Amended and Restated Charter and Bylaws. The Company Amended and Restated Charter and Bylaws shall be in full force and effect.

    (f) Company Board of Directors. The Board of Directors of the Company shall be comprised only of those persons identified or referred to as directors of the Company in Annex C attached hereto.

    (g) Material Adverse Change. Since the date of this Agreement, there shall have been no changes, occurrences or circumstances involving the business, results of operations or financial condition or prospects of the Company and any of its Subsidiaries that constitute a Material Adverse Effect.

  Section 5.3 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is subject to the satisfaction of each of the following additional conditions, any of which may be waived, in writing, exclusively by the Company:

    (a) Representations and Warranties of ACI. The representations and warranties of ACI set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties are made as of an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date) as of the Closing Date as though made on and as of the Closing Date, in each case except for changes contemplated by this Agreement, and the Company shall have received a certificate signed on behalf of ACI by a duly authorized executive officer of ACI to such effect.

    (b) Performance Of Obligations of ACI. ACI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of ACI by a duly authorized executive officer of ACI to such effect.

    (c) Tax Opinion. The Company shall have received the opinion of Kelly, Hart & Hallman, P.C., counsel to the Company, to the effect that the Merger will be treated for federal income tax purposes either as a tax-free reorganization within the meaning of Section 368(a) of the Code or as a non-recognition exchange of stock under Section 351 of the Code. In rendering such opinion, counsel may rely upon representations and certificates of the Company, ACI and Merger Sub.

    (d) Material Adverse Change. Since the date of this Agreement, there shall have been no changes, occurrences or circumstances involving the business, results of operations or financial condition or prospects of ACI and any of its Subsidiaries that constitute a Material Adverse Effect.

                                  ARTICLE VI

                           TERMINATION AND AMENDMENT

  Section 6.1 Termination. This Agreement may be terminated (i) by mutual consent of the Company and ACI or (ii) at any time prior to the Effective Time by written notice by the terminating party to the other parties under the circumstances set forth below:

    (a) by either the Company or ACI if the Merger shall not have been consummated by September 30, 1997 (provided that the right to terminate this Agreement under this Section 6.1(a) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been a cause of or has resulted in the failure of the Merger to occur on or before such date); or

    (b) by either the Company or ACI if a court of competent jurisdiction or other Governmental Entity shall have issued a nonappealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

    (c) by either the Company or ACI if, at the ACI Stockholders' Meeting (including any adjournment or postponement), the requisite vote of the stockholders of ACI in favor of this Agreement and the Merger shall not have been obtained; or

    (d) by the Company or ACI, if (i) the other has breached any representation or warranty contained in this Agreement, and such breach shall not have been cured prior to the Effective Time (except where such breach would not have a Material Adverse Effect on the party having made such representation or warranty and its Subsidiaries taken as a whole and would not constitute a Company Material Adverse Effect after giving effect to the transactions contemplated by this Agreement), or (ii) if there has been a material breach of a material covenant or agreement set forth in this Agreement on the part of the other, which shall not have been cured within two business days following receipt by the breaching party of written notice of such breach from the other party.

  Section 6.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 6.1, this Agreement shall immediately become void and there shall be no liability or obligation on the part of any party hereto or its officers, directors, stockholders or affiliates arising from the execution and delivery of this Agreement or its termination.

  Section 6.3 Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that the Company shall bear 52% and ACI shall bear 48% of all reasonable fees and expenses incurred in relation to the preparation and filings of Pre-Merger Notification and Report forms by stockholders of ACI under the HSR Act with respect to the Merger, and the printing and filing of the Proxy Statement (including any related preliminary materials) and the S-4 (including financial statements and exhibits) and any amendments or supplements thereto.

  Section 6.4 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of ACI but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties hereto.

  Section 6.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto by the other parties hereto and (iii) waive compliance with any of the agreements or conditions contained herein for their benefit. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                  ARTICLE VII

                                 MISCELLANEOUS

  Section 7.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Except for agreements set forth herein or therein to be performed, in whole or in part, after the Effective Time, no agreements set forth herein or therein shall survive the Effective Time.

  Section 7.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    (a) if to the Company, to:

        Arch Mineral Corporation         Suite 300         CityPlace One
        St. Louis, Missouri 63141

        Attention: Chief Executive Officer

        with a copy to:

        Jeffry N. Quinn, Esquire         Arch Mineral Corporation
        Suite 300         CityPlace One         St. Louis, Missouri 63141

        and to:

        F. Richard Bernasek, Esquire         Kelly, Hart & Hallman, P.C.
        Suite 2500         201 Main Street         Fort Worth, Texas 76012

    (b) if to ACI, to:

        Ashland Coal, Inc.         2205 Fifth Street Road         Huntington,
West Virginia 25701

        Attention: Chief Executive Officer

        with a copy to:

        Roy F. Layman, Administrative Vice President-           Law and Human
Resources and Secretary         Ashland Coal, Inc.         2205 Fifth Street
Road         Huntington, West Virginia 25701

        and to:

        Ronald D. West         Kirkpatrick & Lockhart LLP         1500 Oliver
Building         Pittsburgh, Pennsylvania 15222

  Section 7.3 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "INCLUDE," "INCLUDES" or "INCLUDING" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrases "THE DATE OF THIS AGREEMENT," "THE DATE HEREOF," and terms of similar import, unless the context otherwise requires, shall be deemed to refer to April 4, 1997.

  Section 7.4 Knowledge. All references in this Agreement or any certificate to knowledge of the Company or ACI shall mean the knowledge of any executive officer or executive officers of such party referred to in the S-4 (but only the executive officer executing any such certificate, in the case of a certificate) and shall reflect reasonable inquiry by such executive officer or executive officers in connection specifically with respect to the statement made to such knowledge.

  Section 7.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  Section 7.6 Entire Agreement; No Third Party Beneficiaries. This Agreement and the documents and instruments referred to herein, including the Confidentiality Agreement, constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and, except for the provisions of Sections 4.9 and 4.10, are not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  Section 7.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law.

  Section 7.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or otherwise transferred in whole or in part by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permissible assigns and transferees.

  Section 7.9 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

  Section 7.10 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

  IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers, thereunto duly authorized, as of the date first set forth above.

                                     ARCH MINERAL CORPORATION

                                     By:        /s/ Steven F. Leer
                                         ------------------------------------
                                         Title: President and Chief Executive
                                         Officer

                                     AMC MERGER CORPORATION

                                     By:        /s/ Jeffry N. Quinn
                                         ------------------------------------
                                         Title: President

                                     ASHLAND COAL, INC.

                                     By:       /s/ William C. Payne
                                         ------------------------------------
                                         Title: President

                                                                        ANNEX A

           RESTATED CERTIFICATE OF INCORPORATION OF ARCH COAL, INC.

  FIRST: The name of the Corporation is Arch Coal, Inc. (hereinafter referred to as the "Corporation").

  SECOND: The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, and the name of its registered agent at such address is The Corporation Trust Company.

  THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a Corporation may be organized under the General Corporation Law of the State of Delaware.

  FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Hundred Ten Million (110,000,000), which shall be divided into two classes as follows:

    A. One Hundred Million (100,000,000) shares of Common Stock, the par value of which shares is One Cent ($.01) per share; and

    B. Ten Million (10,000,000) shares of Preferred Stock, the par value of which shares is One Cent ($.01) per share. The Corporation's Board of Directors is hereby expressly authorized to provide by resolution or resolutions from time to time for the issuance of the Preferred Stock in one or more series, the shares of each of which series to have such voting rights and the terms and conditions for the exercise thereof, provided that the holders of shares of Preferred Stock (1) will not be entitled to more than the lesser of (x) one vote per $100 of liquidation value or (y) one vote per share, when voting as a class with the holders of shares of other capital stock, and (2) will not be entitled to vote on any matter separately as a class, except to the extent required by law or as specified with respect to each series with respect to (x) any amendment or alteration of the provisions of this Certificate of Incorporation that would adversely affect the powers, preferences, or special rights of the applicable series of Preferred Stock or (y) the failure of the Corporation to pay dividends on any series of Preferred Stock in full for any six quarterly dividend payment periods, whether or not consecutive, in which event the number of directors may be increased by two and the holders of outstanding shares of Preferred Stock then similarly entitled shall be entitled to elect the two additional directors until full accumulated dividends on all such shares of Preferred Stock shall have been paid; and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be permitted under the General Corporation Law of the State of Delaware and as shall be stated in the resolution or resolutions providing for the issuance of such stock adopted by the Board of Directors pursuant to the authority expressly vested in the Board of Directors in the Bylaws.

  FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of a Board of Directors consisting of such number of directors as is determined from time to time by resolution adopted by the affirmative vote of not less than two-thirds of the members of the entire Board of Directors; provided, however, that in no event shall the number of directors be less than three (3).

  SIXTH: Except as otherwise fixed pursuant to the provisions of Article FOURTH hereof relating to the voting rights of the holders of any class or series of Preferred Stock:

    1. In the election of directors, a holder of Common Stock who elects to cumulate votes shall be entitled to as many votes as equals the number of votes which (absent this provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder in such election, and such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them, as such holder may see fit.

    2. The affirmative vote of the holders of not less than two-thirds of the shares of Common Stock voting thereon, in the manner and to the extent permitted in the Bylaws, shall be required to:

      (i) Adopt an agreement or plan of merger or consolidation;

      (ii) Authorize the sale, lease or exchange of all or substantially all of the property and assets of the Corporation;

      (iii) Authorize the dissolution of the Corporation or the distribution of all or substantially all of the assets of the Corporation to its stockholders; or

      (iv) Amend, alter, supplement, repeal or adopt any provision inconsistent with Article FOURTH, Article FIFTH, this Article SIXTH or Article EIGHTH.

    3. On all other matters, the affirmative vote of a majority of the shares of Common Stock voting thereon will be required unless a greater vote is required by law.

    4. Voting by the stockholders for the election of directors or on any other matter need not be by written ballot.

  SEVENTH: In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter or repeal the Bylaws of the Corporation as therein provided.

  EIGHTH: The Corporation hereby expressly elects not to be governed by
Section 203 of the General Corporation Law of the State of Delaware.

  NINTH: No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which such director derived an improper personal benefit. No repeal of or amendment to this Article NINTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such repeal or amendment. If the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as amended.

  TENTH: The Corporation reserves the right to amend or repeal any provision contained in this Certificate of Incorporation in the manner from time to time prescribed herein and by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

                                                                         ANNEX B


                          RESTATED AND AMENDED BYLAWS

                                       OF

                                ARCH COAL, INC.


                              ADOPTED:     , 1997

                          RESTATED AND AMENDED BYLAWS

                                       OF

                                ARCH COAL, INC.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
 ARTICLE I--    MEETINGS OF STOCKHOLDERS..................................    4
    SECTION 1.  Annual Meeting............................................    4
    SECTION 2.  Special Meeting...........................................    4
    SECTION 3.  Notice of Meetings........................................    4
    SECTION 4.  Quorum....................................................    4
    SECTION 5.  Conduct of Business.......................................    5
    SECTION 6.  Proxies and Voting........................................    5
    SECTION 7.  Waiver of Notice..........................................    5
    SECTION 8.  Consent of Stockholders in Lieu of Meeting................    5
    SECTION 9.  Adjournments..............................................    6
    SECTION 10. Record Date...............................................    6
    SECTION 11. Inspectors of Election....................................    6
    SECTION 12. List of Stockholders Entitled to Vote.....................    7
    SECTION 13. Advisory Stockholder Votes................................    7
 ARTICLE II--   BOARD OF DIRECTORS........................................    7
    SECTION 1.  Power of the Directors....................................    7
    SECTION 2.  Number and Term of Office; Election.......................    7
    SECTION 3.  Notice of Stockholder Business and Nominations............    8
    SECTION 4.  Election..................................................    9
    SECTION 5.  Vacancies.................................................    9
    SECTION 6.  Resignation...............................................    9
    SECTION 7.  Removal...................................................   10
    SECTION 8.  Regular Meetings..........................................   10
    SECTION 9.  Special Meetings..........................................   10
    SECTION 10. Notice of Meeting.........................................   10
    SECTION 11. Quorum....................................................   10
    SECTION 12. Manner of Acting..........................................   10
    SECTION 13. Participation in Meetings by Conference Telephone.........   11
    SECTION 14. Action by Consent.........................................   11
    SECTION 15. Organization..............................................   11
    SECTION 16. Executive Committee.......................................   11
    SECTION 17. Audit Committee...........................................   11
    SECTION 18. Other Committees..........................................   12
    SECTION 19. Waiver of Notices.........................................   12
    SECTION 20. Compensation of Directors.................................   12
 ARTICLE III--  OFFICERS..................................................   12
    SECTION 1.  Election and Appointment; Term of Office..................   12
    SECTION 2.  Resignation; Removal; Vacancies...........................   13
    SECTION 3.  Duties and Functions......................................   13

                                                                           PAGE
                                                                           ----
 ARTICLE IV--   NOTES, LOAN AGREEMENTS, CHECKS, BANK ACCOUNTS, ETC.......   14
    SECTION 1.  Execution of Documents...................................   14
    SECTION 2.  Deposits.................................................   14
 ARTICLE V--    INDEMNIFICATION..........................................   15
    SECTION 1.  Indemnification of Directors and Officers................   15
    SECTION 2.  Right to Indemnification.................................   15
    SECTION 3.  Expenses.................................................   15
    SECTION 4.  Other Rights.............................................   16
 ARTICLE VI--   SHARES AND THEIR TRANSFER................................   16
    SECTION 1.  Certificates for Shares..................................   16
    SECTION 2.  Transfer.................................................   16
    SECTION 3.  Record...................................................   16
 ARTICLE VII--  THIRD PARTIES............................................   17
 ARTICLE VIII-- SEAL.....................................................   17
 ARTICLE IX--   FISCAL YEAR..............................................   17
 ARTICLE X--    AMENDMENTS...............................................   17
 ARTICLE XI--   NOTICES..................................................   17
 ARTICLE XII--  COMPUTATION OF TIME PERIODS..............................   17

                          RESTATED AND AMENDED BYLAWS

                                      OF

                                ARCH COAL, INC.

                      ARTICLE I--MEETINGS OF STOCKHOLDERS

SECTION 1. ANNUAL MEETING.

  The annual meeting of the stockholders of the Corporation shall be held at such date, time and place as shall be designated by the Board of Directors and stated in the notice of the meeting.

SECTION 2. SPECIAL MEETING.

  Special meetings of the stockholders may be called at any time by the President, the Chief Executive Officer, any two or more members of the Board of Directors or holders of 10% or more of the outstanding capital stock of the Corporation entitled generally to vote for the election of Directors to be held at such date, time and place within the United States as shall be designated in the notice thereof.

SECTION 3. NOTICE OF MEETINGS.

  Written notice of the place, date and time of each meeting of the stockholders shall be given in the manner provided in Article XI, not less than ten nor more than sixty days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the General Corporation Law of Delaware). The notice of any special meeting shall state the purpose or purposes for which the special meeting is called and shall indicate that such notice is being issued upon the request of the person or persons calling the meeting.

  Upon the written request of the person or persons calling any special meeting, notice of such meeting shall be given by the Secretary of the Corporation on behalf of such person or persons. Every request to the Secretary of the Corporation for the giving of notice of a special meeting of stockholders shall state the purpose or purposes of such meeting.

  If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation.

SECTION 4. QUORUM.

  Subject to the provisions required by law, the Restated Certificate of Incorporation, as amended from time to time (hereafter the "Certificate of Incorporation") and these Bylaws in respect of the vote required for a specified action, at any meeting of the stockholders, the holders of a majority of the outstanding shares of stock entitled to vote, present in person or by proxy, shall constitute a quorum for the transaction of business.

  Notwithstanding the foregoing, if a quorum shall fail to attend any meeting, the presiding person of the meeting or the holders of a majority of the stock, present in person or by proxy, may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 5. CONDUCT OF BUSINESS.

  The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

SECTION 6. PROXIES AND VOTING.

  Except as may be otherwise provided by law, the Certificate of Incorporation or these Bylaws, (i) each stockholder of record present in person or by proxy shall be entitled, at every stockholders' meeting, to one vote for each share of capital stock having voting power standing in the name of such stockholder on the books of the Corporation, and (ii) the affirmative vote of a majority of the shares voting thereon at a duly organized meeting and entitled to vote on the subject matter shall be the act of the stockholders.

  Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such person by proxy. Every proxy must be in writing and signed by the stockholder or such stockholder's attorney-in-fact. No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable for the period stated therein if the proxy states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power.

SECTION 7. WAIVER OF NOTICE.

  Notices of meetings need not be given to any stockholder who submits a written waiver of notice, signed in person or by proxy, whether before or after the meeting. The purpose or purposes of any meeting of stockholders shall be specified in any such waiver of notice. Attendance of a stockholder at a meeting, in person or by proxy, shall constitute a waiver of notice of such meeting, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 8. CONSENT OF STOCKHOLDERS IN LIEU OF MEETING.

  Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

  Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty days of the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed in this Section 8.

SECTION 9. ADJOURNMENTS.

  Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 10. RECORD DATE.

  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or to receive payment of any dividend or other distribution or allotment of any rights or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted and which record date shall not be more than sixty nor less than ten days before the date of any meeting of stockholders, nor more than sixty days prior to the time for such other action as hereinbefore described; provided, however, that if no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and, for determining stockholders entitled to receive payment of any dividend or other distribution or allotment of rights or to exercise any rights of change, conversion or exchange of stock or for any other purpose, the record date shall be at the close of business on the day on which the Board of Directors adopts a resolution relating thereto.

  A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

  In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than ten days after the date upon which the resolution fixing the record date is adopted. If no record date has been fixed by the Board of Directors and no prior action by the Board of Directors is required by law, the record date shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by Article I,
Section 8 hereof. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law with respect to the proposed action by written consent of the stockholders, the record date for determining stockholders entitled to consent to corporate action in writing shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

SECTION 11. INSPECTORS OF ELECTION.

  The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of such inspector's duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of such inspector's ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and
(v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

SECTION 12. LIST OF STOCKHOLDERS ENTITLED TO VOTE.

  The Secretary of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. Upon the willful neglect or refusal of the Directors to produce such a list at any meeting for the election of Directors, they shall be ineligible for election to any office at such meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or to examine the stock ledger, the list of stockholders or the books of the Corporation.

SECTION 13. ADVISORY STOCKHOLDER VOTES.

  In order for stockholders to adopt or approve any precatory proposal submitted to them for the purpose of requesting the Board of Directors to take certain actions, the affirmative vote of the holders of shares of capital stock having at least a majority of the vote which could be cast by the holders of all shares of capital stock entitled to vote thereupon, voting as a single class, must be voted in favor of the proposal.

                        ARTICLE II--BOARD OF DIRECTORS

SECTION 1. POWER OF THE DIRECTORS.

  The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, which may exercise all the powers of the Corporation and do all lawful acts and things which are not conferred upon or reserved to the stockholders by law or by the Certificate of Incorporation.

SECTION 2. NUMBER AND TERM OF OFFICE; ELECTION.

  Subject to the provisions of the Certificate of Incorporation and the restriction that the number of Directors shall not be less than the number required by the laws of the State of Delaware, the number of Directors shall be fixed, from time to time, by a resolution adopted by the affirmative vote of not less than two-thirds of the members of the entire Board of Directors.

  Each Director, including any Director elected to fill a vacancy as set forth in Section 5 of this Article II, shall hold office until the earlier of such Director's death, resignation, removal in the manner hereinafter provided, or the election and qualification of such Director's successor.

SECTION 3. NOTICE OF STOCKHOLDER BUSINESS AND NOMINATIONS.

  A. Annual Meetings of Stockholders.

    (1) Nominations of persons for election to the Board of Directors of the Corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting delivered pursuant to Section 3 of
  Article I of these Bylaws, (b) by or at the direction of the Chairman or the Board of Directors, (c) with respect to those persons to be elected by any class or classes of Preferred Stock of the Corporation, by any holder of such class or classes of Preferred Stock, or (d) other than with respect to those persons to be elected by any class or classes of Preferred Stock of the Corporation, by any stockholder of the Corporation who is entitled to vote at the meeting who complied with the procedures set forth in this
  Section 3 and who was a stockholder of record at the time such notice is delivered to the Secretary of the Corporation.

    (2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (d) of subparagraph (A)
  (1) of this Section 3, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice shall be delivered to the Secretary of the Corporation at its principal executive offices not less than seventy days nor more than ninety days prior to the first anniversary of the preceding year's Annual Meeting; provided, however, that in the event that the date of the Annual Meeting is advanced by more than twenty days, or delayed by more than seventy days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the ninetieth day prior to such Annual Meeting and not later than the close of business on the later of the seventieth day prior to such Annual Meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or reelection as a Director all information relating to such person that is required to be disclosed in solicitations of proxies for election of Directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected; (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner and (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner; and (d) a statement as to whether or not the stockholder will solicit proxies in support of such stockholder's nominee or proposal.

    (3) Notwithstanding anything in the second sentence of subparagraph (A)
  (2) of this Section 3 to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement naming all of the nominees for Director or specifying the size of the increased Board of Directors made by the Corporation at least eighty days prior to the first anniversary of the preceding year's Annual Meeting, a stockholder's notice required by this Section 3 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary of the Corporation at its principal executive offices not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

  B. Special Meetings of Stockholders. Only such business shall be conducted at a Special Meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting pursuant to Section 3 of Article I of these Bylaws. Nominations of persons for election to the Board of Directors may be made at a Special Meeting of stockholders at which Directors are to be elected pursuant to the Corporation's notice of meeting
(a) by or at the direction of the Board of Directors or (b) by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section 3 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. Nominations by stockholders of persons for election to the Board of Directors may be made at such a Special Meeting of stockholders if the stockholder's notice as required by subparagraph (A) (2) of this Section 3 shall be delivered to the Secretary of the Corporation at its principal executive offices not earlier than the ninetieth day prior to such Special Meeting and not later than the close of business on the later of the seventieth day prior to such Special Meeting or the tenth day following the day on which public announcement is first made of the date of the Special Meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

  C. General.

    (1) Only persons who are nominated in accordance with the procedures set forth in this Section 3 shall be eligible to serve as Directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 3. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this Section 3 and, if any proposed nomination or business is not in compliance with this Section 3, to declare that such defective proposal or nomination shall be disregarded.

    (2) For purposes of this Section 3, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

    (3) Notwithstanding the foregoing provisions of this Section 3, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 3. Nothing in this Section 3 shall be deemed to affect any rights of stockholders to request inclusion of or the obligation of the Corporation to include proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

SECTION 4. ELECTION.

  Except as otherwise provided in the Certificate of Incorporation, at each meeting of the stockholders for the election of Directors at which a quorum is present, the persons receiving the greatest number of votes, up to the number of Directors to be elected, shall be the Directors.

SECTION 5. VACANCIES.

  Any vacancy on the Board of Directors (other than a vacancy caused by the death, resignation or removal of any Director elected by the holders of any class or classes of Preferred Stock, voting separately as a class or classes, as the case may be) or newly created directorship shall be filled by a majority of the Directors then in office, though less than a quorum, or by the sole remaining Director.

SECTION 6. RESIGNATION.

  Any Director may resign at any time by giving written notice of resignation to the Board of Directors, the Chairman of the Board, the President or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time when it shall become effective shall not be specified therein, then it shall take effect when accepted by action of the Board of Directors. Except as aforesaid, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 7. REMOVAL.

  Any or all of the Directors (other than the Directors elected by the holders of any class or classes of Preferred Stock of the Corporation, voting separately as a class or classes, as the case may be) may be removed by the stockholders, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of Directors, provided that if less than all the Directors are to be removed, no one of the Directors may be removed without cause if the votes cast against such Director's removal would be sufficient to elect such Director if then cumulatively voted at an election of the entire Board.

SECTION 8. REGULAR MEETINGS.

  Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall be established by the Board of Directors and publicized among all Directors.

SECTION 9. SPECIAL MEETINGS.

  Special meetings of the Board of Directors may be called by any two of the Directors, the Chairman of the Board, the President or Chief Executive Officer and shall be held at such place within the United States, on such date and at such time as the person or persons calling the meeting shall fix.

SECTION 10. NOTICE OF MEETING.

  Notice of the date, place, time and purpose or purposes of each meeting of the Directors shall be given to each Director in the manner provided in
Article XI at such Director's usual place of business at least three business days before the day on which the meeting is to be held. Upon written request of the person or persons calling any special meeting, notice of such meeting shall be given by the Secretary of the Corporation on behalf of such person or persons and shall indicate the person or persons calling the meeting.

SECTION 11. QUORUM.

  At all meetings of the Board of Directors, the presence of a majority of the whole Board of Directors fixed by or in the manner provided in these Bylaws shall constitute a quorum for the transaction of business.

SECTION 12. MANNER OF ACTING.

  A. Except as otherwise provided in subsection B of this Section 12, the vote of a majority of the Directors present at a meeting at which a quorum is present shall be necessary for the passage of any resolution or act of the Board of Directors.

  B. The vote of not less than two-thirds of the entire Board of Directors shall be necessary for the passage of any resolution or act of the Board of Directors in respect of the following:

    (i) the declaration of a dividend or distribution on any capital stock of the Corporation not otherwise entitled to such dividend or distribution pursuant to the terms thereof;

    (ii) the approval of the Corporation's annual budget or operating plan and any material modification thereof, including any capital expenditure in excess of Ten Million Dollars ($10,000,000) not provided for in the annual budget;

    (iii) the election or removal of the Chief Executive Officer, President, Chief Financial Officer (if any) or Chief Operating Officer (if any) of the Corporation;

    (iv) except for the issuance of Common Stock pursuant to a compensation plan approved by the Board of Directors, the issuance of more than One Million (1,000,000) shares of Common Stock or any shares of Preferred Stock in any one transaction or a series of related transactions;

    (v) the adoption of a share purchase rights plan of a nature commonly referred to as a "poison pill";

    (vi) the repurchase or redemption of any capital stock of the Corporation;

    (vii) an establishment or change in the number of Directors of the Corporation;

    (viii) the appointment of members to or dissolution of the Executive Committee; or

    (ix) the amendment of this Section 12 of these Bylaws.

SECTION 13. PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE.

  Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation shall constitute the presence in person at such meeting.

SECTION 14. ACTION BY CONSENT.

  Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting, prior notice, or vote if a consent in writing, which writing may be in counterparts which may bear telecommunicated facsimile signatures, setting forth the action so taken, is signed by all members of the Board or committee, and such writing is filed with the minutes of the proceedings of the Board or committee.

SECTION 15. ORGANIZATION.

  Meetings of the Board of Directors shall be presided over by the Chairman of the Board or in the Chairman's absence by the Chief Executive Officer, or in their absence by a chairman chosen at the meeting. The Secretary of the Corporation shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

SECTION 16. EXECUTIVE COMMITTEE.

  The Board of Directors may establish an Executive Committee to consist of such Directors as the Board shall from time to time designate. The Executive Committee shall to the extent permitted by law have and may exercise such powers and authority as the Board shall from time to time determine. The Executive Committee shall record minutes of each of its meetings and shall submit the same to the Board at the first meeting of the Board held subsequent to such meeting of the Executive Committee. At all meetings of the Executive Committee, a majority of the total number of the members thereof shall constitute a quorum for the transaction of business. A majority vote of the members of the Executive Committee who are present shall be the act of the Executive Committee.

SECTION 17. AUDIT COMMITTEE.

  The Board may by resolution designate an Audit Committee consisting of three or more Directors. Vacancies on the Audit Committee may be filled by the Board at any time and any member of the Audit Committee shall be subject to removal, with or without cause, at any time by resolution passed by the Board.

  The Audit Committee shall review with the independent public accountants for the Corporation the scope of their examination, receive copies of the reports of such accountants, meet with representatives of such accountants for the purpose of reviewing and considering questions relating to such accountants' examination and such reports, review, either directly or through such accountants, the internal accounting and auditing procedures of the Corporation, report the results of the foregoing to the Board and act upon such other matters as may be referred to it by the Board.

  At each meeting of the Board the Audit Committee shall make a report of all action taken by it since its last report to the Board.

  The Audit Committee shall meet as often as may be deemed necessary and expedient at such times and places as shall be determined by the members of the Audit Committee. A majority of the members of the Audit Committee shall constitute a quorum. In the absence of the Chairman of the Audit Committee, the Audit Committee may appoint any member to preside at meetings thereof.

SECTION 18. OTHER COMMITTEES.

  The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more other committees, each of which shall consist of one or more Directors. The Board may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Each such committee shall have and may exercise such powers and authority of the Board of Directors in the management of the business and affairs of the Corporation as the Board shall provide in the resolution designating such committee, except as otherwise provided by statute.

SECTION 19. WAIVER OF NOTICES.

  Notice of a meeting need not be given to any Director who submits a written waiver of notice signed by such Director, including a telecommunicated facsimile waiver, whether before or after the meeting. The purpose or purposes of any meeting of the Directors must be specified in any such waiver of notice. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except when the Director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 20. COMPENSATION OF DIRECTORS.

  Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board of Directors shall have the authority to fix the compensation of Directors. The Directors may be paid their expenses, if any, for attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director, or both. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

                             ARTICLE III--OFFICERS

SECTION 1. ELECTION AND APPOINTMENT; TERM OF OFFICE.

  The officers of the Corporation shall be a Chairman of the Board, a President, one or more Vice Presidents as determined from time to time by the Board, a Treasurer, a Secretary and a Controller. Subject to Article II,
Section 12 of these Bylaws, the Board shall designate either the Chairman of the Board or the President as the Chief Executive Officer of the Corporation. Subject to Article II, Section 12 of these Bylaws, each such officer shall be elected by the Board at its annual meeting to serve at the will and pleasure of the Board and shall hold office until the next annual meeting of the Board and until such officer's successor is elected or until such officer's earlier death, resignation or removal in the manner hereinafter provided. The Board may elect or appoint such other officers (including one or more Assistant Treasurers and one or more Assistant Secretaries), and subject to the provisions of Article II,
Section 12 of these Bylaws, a Chief Financial Officer or Chief Operating Officer, as it deems necessary, who shall have such authority and shall perform such duties as the Board may prescribe. If additional officers are elected or appointed during the year, each of them shall hold office until the next annual meeting of the Board at which officers are regularly elected or appointed and until such officer's successor is elected or appointed or until such officer's earlier death, resignation or removal in the manner hereinafter provided. To the extent the Board shall deem appropriate, more than one of the offices authorized herein may be held by the same person.

SECTION 2. RESIGNATION; REMOVAL; VACANCIES.

  A. Any officer may resign at any time by giving written notice to the Chief Executive Officer or the Secretary of the Corporation, and such resignation shall take effect upon receipt unless specified therein to be effective at some other time (subject always to the provisions of Section 2.B). No acceptance of any such resignation shall be necessary to make it effective.

  B. Subject to the provisions of Article II, Section 12 of these Bylaws, all officers and agents elected or appointed by the Board shall be subject to removal at any time by the Board with or without cause.

  C. A vacancy in any office may be filled for the unexpired portion of the term in the same manner as provided for election or appointment to such office.

SECTION 3. DUTIES AND FUNCTIONS.

  A. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the stockholders and directors and shall perform such other duties as the Board may prescribe.

  B. Chief Executive Officer. In the case of absence, refusal to serve or incapacity of the Chairman of the Board (if the Chief Executive Officer shall not be designated as such), the Chief Executive Officer shall perform the duties of such office. The Chief Executive Officer may assign such duties to other officers of the Corporation as the Chief Executive Officer deems appropriate.

  C. President. In the case of absence, refusal to serve or incapacity of the Chief Executive Officer (if the President shall not be designated as such), the President shall perform the duties of such office. If the President shall not be designated as the Chief Executive Officer by the Board pursuant to
Section 1 of this Article III, the President shall act under the control of the Chief Executive Officer.

  D. Chief Operating Officer. In the event the President is not designated as Chief Executive Officer pursuant to Section 1, the President may, in the Board's discretion, be designated as the Chief Operating Officer of the Corporation and shall have such powers and duties as the Board, or Chief Executive Officer, may prescribe.

  E. Vice Presidents. The Vice Presidents shall have such powers and perform such duties as the Board or the Chief Executive Officer may prescribe. One or more Vice Presidents may be given and shall use as part of the title such other designations, including, without limitation, the designations "Executive Vice President" and "Senior Vice President," as the Board or the Chief Executive Officer may designate from time to time. One of the Vice Presidents may also be given and shall use as part of the title such other designations as may be descriptive of their responsibilities, including, without limitation, designations such as "Chief Financial Officer" or "General Counsel," as the Board or the Chief Executive Officer may designate from time to time. In the case of absence, refusal to serve or incapacity of the Chairman of the Board and the President, the powers and duties of the Chief Executive Officer shall be vested in and performed by such Vice Presidents as have the designation "Executive Vice President," in the order of their seniority or as otherwise established by action of the Board from time to time, or by such other officer as the Board or the Chief Executive Officer shall have most recently designated for that purpose in a writing filed with the Secretary of the Corporation.

  F. Treasurer. The Treasurer shall act under the direction of the Chief Financial Officer of the Corporation, or, if none, the Chief Executive Officer. The Treasurer shall have charge and custody of and be responsible for all funds and securities of the Corporation and the deposit thereof in the name and to the credit of the Corporation in such depositories as may be designated by the Board or by the Treasurer pursuant hereto. The Treasurer shall be authorized at any time, and from time to time, by a writing countersigned by such officer or officers as may be authorized by the Board:
(i) to open bank accounts in the name of the Corporation in any bank or trust company for the deposit therein of any funds, drafts, checks or other orders for the payment of money to the Corporation; (ii) to authorize and empower any representative or agent of the Corporation to draw upon or sign for the Corporation either manually or by the use of facsimile signature, any and all checks, drafts or other orders for the payment of money against such bank accounts which any such bank or trust company may pay without further inquiry; and (iii) to sign, in the name of the Corporation, certificates representing the stock of the Corporation.

  G. Secretary. The Secretary shall act under the direction and control of the Board. The Secretary shall attend all meetings of the Board, the Executive Committee and the stockholders and record the proceedings in a book to be kept for that purpose and shall perform like duties for committees designated by the Board. The Secretary shall duly give or cause to be given, in accordance with the provisions of these Bylaws or as required by law, notice of all meetings of the stockholders and special meetings of the Board. The Secretary shall be the custodian of the records and the corporate seal or seals of the Corporation and shall cause the corporate seal to be affixed to all documents, the execution of which, on behalf of the Corporation, under its seal, is duly authorized and when so affixed may attest to same. The Secretary may sign, with the Chief Executive Officer, the President or a Vice President, certificates of stock of the Corporation.

  H. Controller. The Controller shall act under the direction of the Chief Financial Officer of the Corporation, or, if none, the Chief Executive Officer. Subject to the direction of the Chief Financial Officer of the Corporation or, if none, the Chief Executive Officer, the Controller shall have charge of the accounting records of the Corporation, shall keep full and accurate accounts of all receipts and disbursements in books belonging to the Corporation, shall maintain adequate internal control of the Corporation's accounts, and may perform such other duties as may be prescribed by the Chief Financial Officer of the Corporation or, if none, the Chief Executive Officer, and by the Board.

                      ARTICLE IV--NOTES, LOAN AGREEMENTS,
                          CHECKS, BANK ACCOUNTS, ETC.

SECTION 1. EXECUTION OF DOCUMENTS.

  The Board shall from time to time by resolution authorize the officers, employees and agents of the Corporation to execute and deliver checks and other orders for the payment of money and notes, bonds and other securities, together with mortgages, loan agreements and other instruments securing or relating thereto and other contracts and commitments for and in the name of the Corporation and may authorize such officers, employees and agents to delegate such power (including authority to redelegate) by written instrument to other officers, employees or agents of the Corporation.

SECTION 2. DEPOSITS.

  All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation or otherwise as the Board or any officer of the Corporation to whom power in that respect shall have been delegated by the Board shall select.

                          ARTICLE V--INDEMNIFICATION

SECTION 1. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  A. Every person who is or was a Director or officer of the Corporation, or of any other corporation or entity which such person served as such at the request of the Corporation shall in accordance with Section 2 of this Article V be indemnified by the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any claim, action, suit or proceeding (other than any claim, action, suit or proceeding brought by or in the right of the Corporation), civil or criminal, administrative or investigative, or in connection with an appeal relating thereto, in which such person may be involved, as a party or otherwise, by reason of such person being or having been a Director or officer of the Corporation or such other corporation or entity, or by reason of any action taken or not taken in such capacity as such Director or officer, whether or not such person continues to be such at the time such liability or expense shall have been incurred, provided that such person acted, in good faith, and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such conduct was unlawful. The termination of any claim, action, suit or proceeding, civil or criminal, by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of guilty or nolo contendere, or its equivalent shall not create a presumption that a Director or officer did not meet the standards of conduct set forth in this Section l.A.

  B. Every person who is or was a Director or officer of the Corporation, or of any other corporation or entity which such person served as such at the request of the Corporation, shall in accordance with Section 2 of Article V be indemnified by the Corporation against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of any claim, action, suit or proceeding brought by or in the right of the Corporation, or in connection with an appeal or otherwise, by reason of such person being or having been a Director or officer of the Corporation or such other corporation or entity, or by reason of any action taken or not taken in such person's capacity as such Director or officer, whether or not such person continues to be such at the time such expense shall have been incurred, provided that such person acted in good faith, and in a manner such person reasonably believed to be in the best interests of the Corporation, and provided further, that no indemnification shall be made in respect of any claim, action, suit or proceeding as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such claim, action, suit or proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

SECTION 2. RIGHT TO INDEMNIFICATION.

  Every person referred to in Section 1 or Section 2 of this Article V who has been wholly successful, on the merits or otherwise, with respect to any claim, action, suit or proceeding of the character described in said Sections shall be entitled to indemnification as of right. Except as provided in the preceding sentence, any indemnification under Section 1 or Section 2 of this
Article V may be made by the Board of Directors, in its discretion, but only if (a) the Board of Directors, acting by a quorum consisting of Directors who are not parties to such claim, action, suit or proceeding, shall have found that the Director or officer has met the applicable standard of conduct set forth in Section 1 or Section 2, as the case may be, of this Article V or (b) there be no such disinterested quorum, independent legal counsel (who may be the regular outside counsel of the Corporation) shall have delivered to the Corporation written advice to the effect that in their judgment such applicable standard has been met, or (c) by the stockholders of the Corporation.

SECTION 3. EXPENSES.

  Expenses incurred with respect to any claim, action, suit or proceeding of the character described in Section 1 of this Article V may be paid by the Corporation prior to the final disposition thereof upon receipt of an undertaking by or on behalf of the Director or officer to repay such amount unless it shall ultimately be determined that such person is entitled to indemnification by the Corporation.

SECTION 4. OTHER RIGHTS.

  The rights of indemnification provided in this Article V shall be in addition to any other rights to which a Director or officer of the Corporation or such other corporation or entity may otherwise be entitled by contract, vote of disinterested stockholders or Directors or otherwise or as a matter of law; and in the event of such person's death, such rights shall extend to such person's heirs and legal representatives.

                     ARTICLE VI--SHARES AND THEIR TRANSFER

SECTION 1. CERTIFICATES FOR SHARES.

  The stock of the Corporation shall be represented by certificates signed in the name of the Corporation by (a) the Chief Executive Officer or the President or a Vice President and (b) either the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation.

  If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, provided that, except as otherwise provided in
Section 202 of the General Corporation Law of Delaware, or in any act amending, supplementing or substituted for such Section, in lieu of the foregoing requirements, there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

  Any of or all the signatures on a certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

  The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed.

SECTION 2. TRANSFER.

  Upon surrender to the Corporation or its transfer agent of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

SECTION 3. RECORD.

  The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

                          ARTICLE VII--THIRD PARTIES

  Any party dealing with the Corporation shall be entitled to rely conclusively as to the due authorization of any act of the Corporation upon a certificate provided to it and signed by (a) the President or any Vice President and (b) the Secretary or any Assistant Secretary of the Corporation to the effect that such act was duly authorized by all necessary action of the Corporation.

                              ARTICLE VIII--SEAL

  The Board of Directors may by resolution provide for a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary of the Corporation.

                            ARTICLE IX--FISCAL YEAR

  The fiscal year of the Corporation shall end on the last calendar day of each year.

                             ARTICLE X--AMENDMENTS

  Subject to the provisions of Article II, these Bylaws may be adopted, repealed, altered or amended by the Board of Directors at any regular or special meeting thereof. Except as otherwise fixed pursuant to the provisions of the Certificate of Incorporation hereof relating to the voting rights of the holders of any class or series of Preferred Stock, the stockholders of the Corporation shall have the power to adopt, repeal, alter or amend Article II of these Bylaws by the affirmative vote of not less than two-thirds of the shares of the Common Stock voting thereon.

                              ARTICLE XI--NOTICES

  All notices and other communications hereunder shall be in writing and delivered personally or sent, if in the United States by first class mail return receipt requested, or if outside the United States by air mail, return receipt requested, or in either case by telex, telecopy, or other facsimile telecommunications. Any notice or other communication so transmitted shall be deemed to have been given at the time of delivery, in the case of a communication delivered personally, on the business day following receipt of answer back, telecopy, or facsimile confirmation, in the case of a communication sent by telex, telecopy or other facsimile telecommunication, respectively, or as provided in Section 3 of Article I of these Bylaws in the case of a communication sent by mail.

                   ARTICLE XII--COMPUTATION OF TIME PERIODS

  The words "day" or "days" as used in these Bylaws with respect to the computation of periods of time shall mean calendar days and the words "business day" or "business days" as used in these Bylaws with respect to the computation of periods of time shall mean any day that is not a Saturday, Sunday or other holiday in New York, New York; provided, however, that if the last day of any period of time shall fall on a day other than a business day, such period shall be extended to include the next succeeding business day in each such location. All computations of time shall be based on New York, New York time.

                                                                        ANNEX C

                         DIRECTORS OF ARCH COAL, INC.
                           AS OF THE EFFECTIVE TIME

                                 James R. Boyd
                               Robert A. Charpie
                               Paul W. Chellgren
                               Thomas L. Feazell
                             Juan Antonio Ferrando
                                 John R. Hall
                                Robert L. Hintz
                                Douglas H. Hunt
                                Steven F. Leer
                                Thomas Marshall
                                James L. Parker
                                J. Marvin Quin
                             Ronald Eugene Samples

If, prior to the Effective Time, (i) any of Messrs. Boyd, Chellgren, Feazell, Hall and Quin; (ii) any of Messrs. Hunt, Parker and Samples; or (iii) Mr. Ferrando, should die or otherwise be unable or unwilling to serve as a director of the Company, then a substitute for such person shall be designated by (i) Ashland Inc.; (ii) Hunt Coal Corporation, Petro-Hunt Corporation, the Lyda Hunt-Margaret Trusts and the Lyda Hunt-Herbert Trusts; or (iii) Carboex, respectively. If, prior to the Effective Time, any of Messrs. Charpie, Hintz, Leer or Marshall should die or otherwise be unable or unwilling to serve as a director of the Company, then a substitute for such person shall be designated by a majority of the remainder of the persons listed above.

                                                                        ANNEX D

                          FORM OF AFFILIATE AGREEMENT

                                                                         , 1997

Arch Coal, Inc.
Suite 300
CityPlace One
Creve Coeur, Missouri 63141

Gentlemen:

  The undersigned has been advised that as of the date hereof the undersigned may be deemed to be an "affiliate" of Ashland Coal, Inc., a Delaware corporation ("ACI"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the Rules and Regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger, dated as of April 4, 1997 (the "Agreement"), among Arch Mineral Corporation, a Delaware corporation (the "Company"), AMC Merger Corporation and ACI, at the Effective Time (as defined in the Agreement) ACI will become a wholly owned subsidiary of the Company.

  As a result of the Merger (as defined in the Agreement), the undersigned may receive shares of Common Stock, par value $.01 per share ("Company Common Stock"), of the Company. The undersigned would receive such shares in exchange for shares of Common Stock, par value $.01 per share, of ACI, shares of Class B Preferred Stock, par value $100 per share, of ACI, or shares of Class C Preferred Stock, par value $100 per share, of ACI owned by the undersigned.

  The undersigned hereby represents and warrants to, and covenants with, the Company that in the event the undersigned receives any Company Common Stock in the Merger:

    (A) The undersigned shall not make any sale, transfer or other disposition of Company Common Stock in violation of the Act or the Rules and Regulations.

    (B) The undersigned has carefully read this letter and discussed its requirements and other applicable limitations upon the undersigned's ability to sell, transfer or otherwise dispose of the Company Common Stock, to the extent the undersigned has felt it necessary, with the undersigned's counsel.

    (C) The undersigned has been advised that the issuance of shares of Company Common Stock to the undersigned in the Merger has been registered under the Act by a Registration Statement on Form S-4. However, the undersigned has also been advised that because (i) at the time of the submission of the Merger for a vote of the stockholders of ACI the undersigned may be deemed an affiliate of ACI, and (ii) the distribution by the undersigned of the Company Common Stock has not been registered under the Act, the undersigned may not sell, transfer or otherwise dispose of Company Common Stock issued to the undersigned in the Merger unless (a) such sale, transfer or other disposition has been registered under the Act,
  (b) such sale, transfer or other disposition is made in conformity with the volume and other applicable limitations imposed by Rule 145 under the Act, or (c) in the opinion of counsel reasonably acceptable to the Company delivered in writing to the Company prior to such sale, transfer or other disposition, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

Arch Coal, Inc.
     , 1997
Page 2

    (D) The undersigned understands that, except to the extent set forth in an agreement to which the Company is a party, the Company will be under no obligation to register the sale, transfer or other disposition of the Company Common Stock by the undersigned or on the undersigned's behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

    (E) The undersigned understands that stop transfer instructions may be given to the Company's transfer agent with respect to the Company Common Stock owned by the undersigned and that there may be placed on the certificates for the Company Common Stock issued to the undersigned, or any substitutions for all or part of such Company Common Stock, a legend stating in substance:

      "The shares represented by this certificate were issued in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares represented by this certificate may only be transferred in
    accordance with the terms of a letter agreement dated     , 1997, a
    copy of which agreement is on file at the principal offices of Arch
    Coal, Inc.

    (F) The undersigned also understands that unless the transfer by the undersigned of the undersigned's Company Common Stock has been registered under the Act or is a sale made in conformity with the provisions of this letter, the Company reserves the right, in its sole discretion, to place the following legend on the certificates issued to any transferee of shares from the undersigned and to obtain an agreement from the proposed transferee to effect hereof as a condition to issuance of certificates to such transferee:

      "The shares represented by this certificate have not been registered under the Securities Act of 1933 and were acquired from a person who received such shares in a transaction to which Rule 145 under the Securities Act of 1933 applies. The shares have been acquired by the holder not with a view to, or for resale in connection with, any distribution thereof within the meaning of the Securities Act of 1933 and may not be offered, sold, pledged or otherwise transferred except in accordance with an exemption from the registration requirements of the Securities Act of 1933."

  It is understood and agreed that the legend set forth in paragraph E or F above shall be removed by delivery of substitute certificates without such legend if the undersigned shall have delivered to the Company (i) a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to the Company to the effect that such legend is not required for purposes of the Act or (ii) reasonably satisfactory evidence or representations that the shares represented by such certificates are being or have been transferred in a transaction made in conformity with the provisions of Rule 145.

                                                   Very truly yours,

                                                                        ANNEX E

                   ARCH COAL, INC. 1997 STOCK INCENTIVE PLAN

                                   SECTION 1

                             STATEMENT OF PURPOSE

  1.1. The Arch Coal, Inc. 1997 Stock Incentive Plan (the "Plan") has been established by Arch Mineral Corporation, which pursuant to the Agreement and Plan of Merger by and between the Company and Ashland Coal, Inc., et. al, will change its name to Arch Coal, Inc., to become effective at the Effective Time as defined herein in order to:

  (a) attract and retain executive, managerial and other salaried employees;

  (b) motivate participating employees, by means of appropriate incentives, to achieve long-range goals;

  (c) provide incentive compensation opportunities that are competitive with those of other major corporations; and

  (d) further identify a Participant's interests with those of the Company's other stockholders through compensation based on the Company's common stock; thereby promoting the long-term financial interest of the Company and its Related Companies, including the growth in value of the Company's equity and enhancement of long-term stockholder return.

                                   SECTION 2

                                  DEFINITIONS

  2.1. Unless the context indicates otherwise, the following terms shall have the meaning set forth below:

  (a) ACQUIRING CORPORATION. The term "Acquiring Corporation" shall mean the surviving, continuing successor or purchasing corporation in an acquisition or merger with the Company in which the Company is not the surviving corporation.

  (b) AWARD. The term "Award" shall mean any award or benefit granted to any Participant under the Plan, including, without limitation, the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Stock, Performance Units, Merit Awards, Phantom Stock Awards and Stock acquired through purchase under Section 12.

  (c) BOARD. The term "Board" shall mean the Board of Directors of the Company acting as such but shall not include the Committee or other committees of the Board acting on behalf of the Board.

  (d) CAUSE. The term "Cause" shall mean (a) the continued failure by the Participant to substantially perform his or her duties with the Company (other than any such failure resulting from his or her incapacity due to physical or mental illness), or (b) the engaging by the Participant in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise.

  (e) CHANGE IN CONTROL. A "Change in Control" shall mean a change in control of the Company of a nature that would be required to be reported (assuming such event has not been "previously reported") in response to Item 1(a) of a Current Report on Form 8-K pursuant to Section 13 or 15(d) of the Exchange Act as in effect on the date this Plan is approved by the shareholders of the Company; provided that, without limitation, such a Change in Control shall be deemed to have occurred (1) upon the approval of the Board (or if approval of the Board is not required as a matter of law, the shareholders of the Company) of (A) any consolidation or merger of the Company in which the Company is not the continuing or surviving corporation or pursuant to which shares of Stock would be converted into cash, securities or other property, other than a merger in which the holders of the Stock immediately prior to the merger will have more than 50% of the ownership of common stock of the surviving corporation immediately after the merger, (B) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company, or (C) adoption of any plan or proposal for the liquidation or dissolution of the Company, or (2) when any "person" (as defined in Section 13(d) of the Exchange Act), other than a Significant Stockholder, or any subsidiary of the Company or employee benefit plan or trust maintained by the Company or any of its subsidiaries, shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange
Act), directly or indirectly, of more than 20% of the Stock outstanding at the time, without the prior approval of the Board.

  (f) CODE. The term "Code" means the Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

  (g) COMMITTEE. The term "Committee" means the committee of the Board selected in accordance with the provisions of Subsection 4.2.

  (h) COMPANY. The term "Company" means Arch Coal, Inc., a Delaware corporation, which prior to the Effective Date was known as Arch Mineral Corporation.

  (i) DATE OF TERMINATION. A Participant's "Date of Termination" shall be the date on which his or her employment with all Employers and Related Companies terminates for any reason; provided that for purposes of this Plan only, a Participant's employment shall not be deemed to be terminated by reason of a transfer of the Participant between the Company and a Related Company (including Employers) or between two Related Companies (including Employers); and further provided that a Participant's employment shall not be considered terminated by reason of the Participant's leave of absence from an Employer or a Related Company that is approved in advance by the Participant's Employer.

  (j) DISABILITY. Except as otherwise provided by the Committee, a Participant shall be considered to have a "Disability" during the period in which he or she is unable, by reason of a medically determined physical or mental impairment, to carry out his or her duties with an Employer, which condition, in the discretion of the Committee, shall generally be an event which qualifies as a "long term disability" under applicable long term disability benefit programs of the Company.

  (k) EFFECTIVE DATE. The term "Effective Date" shall mean the "Effective Time" of the "Merger" under the Agreement and Plan of Merger dated as of April 4, 1997, among the Company, Ashland Coal, Inc., and AMC Merger Corporation.

  (l) EMPLOYEE. The term "Employee" shall mean a person with an employment relationship with an Employer.

  (m) EMPLOYER. The Company and each Subsidiary which, with the consent of the Company, participates in the Plan for the benefit of its eligible Employees are referred to collectively as the "Employers" and individually as an "Employer".

  (n) EXCHANGE ACT. The term "Exchange Act" means the Securities Exchange Act of 1934, as amended.

  (o) EXERCISE PRICE. The term "Exercise Price" means, with respect to each share of Stock subject to an Option, the price fixed by the Committee at which such share may be purchased from the Company pursuant to the exercise of such Option, which price at no time may be less than 100% of the Fair Market Value of the Stock on the date the Option is granted, except as permitted and contemplated by Section 21 of the Plan.

  (p) FAIR MARKET VALUE. The "Fair Market Value" of the Stock on any given date shall be the last sale price, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, of the Stock, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if the Stock is not listed or admitted to trading on the NYSE, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Stock is listed or admitted to trading or, if the Stock is not listed or admitted to trading on any national securities exchange, the last quoted sale price on such date or, if not so quoted, the average of the high bid and low asked prices in the over-the- counter market on such date, as reported by the National Association of Securities Dealers, Inc. Automated Quotations System or such other system then in use, or, if on any such date the Stock is not quoted by any such organization, the average of the closing bid and asked prices on such date as furnished by a professional market maker making a market in the Stock. If the Stock is not publicly held or so listed or publicly traded, "Fair Market Value" per share of Stock shall mean the Fair Market Value per share as reasonably determined by the Committee.

  (q) IMMEDIATE FAMILY. With respect to a particular Participant, the term "Immediate Family" shall mean, whether through consanguinity or adoptive relationships, the Participant's spouse, children, stepchildren, siblings and grandchildren.

  (r) INCENTIVE STOCK OPTION. The term "Incentive Stock Option" shall mean any Incentive Stock Option granted under the Plan.

  (s) MERIT AWARD. The term "Merit Award" shall mean any Merit Award granted under the Plan.

  (t) NON-EMPLOYEE DIRECTOR. The term "Non-Employee Director" shall mean a person who qualifies as such under Rule 16b-3(b)(3) under the Exchange Act or any successor provision, and who also qualifies as an "outside director" under
Section 162(m) of the Code.

  (u) NON-QUALIFIED STOCK OPTION. The term "Non-qualified Stock Option" shall mean any Non-Qualified Stock Option granted under the Plan.

  (v) NYSE. The term "NYSE" refers to the New York Stock Exchange, Inc.

  (w) OPTION. The term "Option" shall mean any Incentive Stock Option or Non-Qualified Stock Option granted under the Plan.

  (x) PARTICIPANT. The term "Participant" means an Employee who has been granted an award under the Plan.

  (y) PERFORMANCE-BASED COMPENSATION. The term "Performance-Based
Compensation" shall have the meaning ascribed to it in Section 162(m)(4)(C) of the Code.

  (z) PERFORMANCE GOALS. The term "Performance Goals" means the goals established by the Committee under an Award which, if met, will entitle the Participant to payment under such Award and will qualify such payment as "Performance-Based Compensation" as that term is used in Code Section 162(m)(4)(C). Such goals will be based upon one or more of the following business criteria: net income; earnings per share; earnings before interest and taxes ("EBIT"); earnings before interest, taxes, depreciation, and amortization ("EBITDA"); debt reduction; safety; return on investment; operating income; operating ratio; cash flow; return on assets; stockholders' return; revenue; return on equity; economic value added (EVA(R)); operating costs; sales; or compliance with Company policies.

  (aa) PERFORMANCE PERIOD. The term "Performance Period" shall mean the period over which applicable performance is to be measured.

  (bb) PERFORMANCE STOCK. The term "Performance Stock" shall have the meaning ascribed to it in Section 10 of the Plan.

  (cc) PERFORMANCE UNITS. The term "Performance Units" shall have the meaning ascribed to it in Section 11 of the Plan.

  (dd) PHANTOM STOCK AWARD. The term "Phantom Stock Award" shall mean any Phantom Stock Award granted under the Plan.

  (ee) PLAN. The term "Plan" shall mean this Arch Coal, Inc. 1997 Stock Incentive Plan as the same may be from time to time amended or revised.

  (ff) QUALIFIED RETIREMENT PLAN. The term "Qualified Retirement Plan" means any plan of an Employer or a Related Company that is intended to be qualified under Section 401(a) of the Code.

  (gg) RELATED COMPANIES. The term "Related Companies" means any Significant Stockholder and their subsidiaries; and any other company during any period in which it is a Subsidiary or a division of the Company, including any entity acquired by, or merged with or into, the Company or a Subsidiary.

  (hh) RESTRICTED PERIOD. The term "Restricted Period" shall mean the period of time for which shares of Restricted Stock or Restricted Stock Units are subject to forfeiture pursuant to the Plan or during which Options and Stock Appreciation Rights are not exercisable.

  (ii) RESTRICTED STOCK. The term "Restricted Stock" shall have the meaning ascribed to it in Section 8 of the Plan.

  (jj) RESTRICTED STOCK UNITS. The term "Restricted Stock Units" shall have the meaning ascribed to it in Section 9 of the Plan.

  (kk) RETIREMENT. "Retirement" of a Participant shall mean the occurrence of a Participant's Date of Termination under circumstances that constitute such Participant's retirement at normal or early retirement age under the terms of the Qualified Retirement Plan of Participant's Employer that is extended to the Participant immediately prior to the Participant's Date of Termination or, if no such plan is extended to the Participant on his or her Date of Termination, under the terms of any applicable retirement policy of the Participant's Employer.

  (ll) SEC. "SEC" means the Securities and Exchange Commission.

  (mm) SIGNIFICANT STOCKHOLDER. The term "Significant Stockholder" shall mean any shareholder of the Company who, immediately prior to the Effective Date, owned more than 5% of the common stock of the Company.

  (nn) STOCK. The term "Stock" shall mean shares of common stock, $.01 par value per share, of the Company.

  (oo) STOCK APPRECIATION RIGHTS. The term "Stock Appreciation Rights" shall mean any Stock Appreciation Right granted under the Plan.

  (pp) SUBSIDIARY. The term "Subsidiary" shall mean any present or future subsidiary corporation of the Company within the meaning of Code Section 424(f).

  (qq) TAX DATE. The term "Tax Date" shall mean the date a withholding tax obligation arises with respect to an Award.

                                   SECTION 3

                                  ELIGIBILITY

  3.1. Subject to the discretion of the Committee and the terms and conditions of the Plan, the Committee shall determine and designate from time to time, the Employees or other persons as contemplated by Section 21 of the Plan who will be granted one or more Awards under the Plan.

                                   SECTION 4

                         OPERATION AND ADMINISTRATION

  4.1. The Plan has been adopted by the Board on       , 1997, effective as of
the Effective Date, subject to the further approval of the shareholders of the Company. In addition, if the Plan is approved by the shareholders, to the extent required pursuant to Section 162(m) of the Code, it or any part thereof shall be resubmitted to shareholders for reapproval at the first shareholders' meeting that occurs during the fifth year following the year of the initial approval and thereafter at five year intervals, in each case, as may be required to qualify any Award hereunder as Performance-Based Compensation. The Plan shall be unlimited in duration and remain in effect until termination by the Board; provided however, that no Incentive Stock Option may be granted
under the Plan after       , 2007.

  4.2. The Plan shall be administered by the Committee which shall consist of two or more members of the Board who are Non-Employee Directors. Plenary authority to manage and control the operation and administration of the Plan shall be vested in the Committee, which authority shall include, but shall not be limited to:

  (a) Subject to the provisions of the Plan, the authority and discretion to select Employees to receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, performance criteria, restrictions, and other provisions of such Awards. In making such Award determinations, the Committee may take into account the nature of services rendered by the respective Employee, his or her present and potential contribution to the Company's success and such other factors as the Committee deems relevant.

  (b) Subject to the provisions of the Plan, the authority and discretion to determine the extent to which Awards under the Plan will be structured to conform to the requirements applicable to Performance-Based Compensation as described in Code Section 162(m), and to take such action, establish such procedures, and impose such restrictions at the time such awards are granted as the Committee determines to be necessary or appropriate to conform to such requirements.

  (c) The authority and discretion to interpret the Plan and the Awards granted under the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and provisions of any agreements made pursuant to the Plan, to make all other determinations that it deems necessary or advisable for the administration of the Plan and to correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award, in each case, in the manner and to the extent the Committee deems necessary or advisable to carry it into effect.

  4.3. Any interpretation of the Plan by the Committee and any decision made by it under the Plan shall be final and binding on all persons. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee. Provided, however, that except as otherwise permitted under Treasury Regulation 1.162-27(e)(2)(iii)(C), the Committee may not increase any Award once made if payment under such Award is intended to constitute Performance-Based Compensation.

  4.4. The Committee may only act at a meeting by unanimous consent if comprised of two members, and otherwise by a majority of its members. Any determination of the Committee may be made without a meeting by the unanimous written consent of its members. In addition, the Committee may authorize one or more of its members or any officer of an Employer to execute and deliver documents and perform other administrative acts pursuant to the Plan.

  4.5. No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his or her own fraud or gross misconduct. The Committee, the individual members thereof, and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Employers against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by, or asserted against, the Committee or its members or authorized delegates by reason of the performance of any action pursuant to the Plan if the Committee or its members or authorized delegates did not act in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance policy, contract with the indemnitee or the Company's By-laws.

  4.6. Notwithstanding any other provision of the Plan to the contrary, but without giving effect to Awards made pursuant to Section 21, the maximum number of shares of Stock with respect to which any Participant may receive any Award of an Option or a Stock Appreciation Right under the Plan during any calendar year is 300,000; the maximum number of shares with respect to which any Participant may receive Awards of Restricted Stock during any calendar year is 100,000; the maximum number of shares with respect to which any Participant may receive Merit Awards during any calendar year is 100,000; and the maximum number of shares with respect to which any Participant may receive other Awards during any calendar year is 100,000.

  4.7. To the extent that the Committee determines that it is necessary or desirable to conform any Awards under the Plan with the requirements applicable to "Performance-Based Compensation", as that term is used in Code
Section 162(m)(4)(C), it may, at or prior to the time an Award is granted, establish Performance Goals for a particular Performance Period. If the Committee establishes Performance Goals for a Performance Period, it may approve a payment from that particular Performance Period upon attainment of the Performance Goal.

                                   SECTION 5

                        SHARES AVAILABLE UNDER THE PLAN

  5.1. The shares of Stock with respect to which Awards may be made under the Plan shall be shares of currently authorized but unissued or treasury shares acquired by the Company, including shares purchased in the open market or in private transactions. Subject to the provisions of Section 16, the total number of shares of Stock available for grant of Awards shall not exceed six million (6,000,000) shares of Stock. Except as otherwise provided herein, if any Award shall expire or terminate for any reason without having been exercised in full, the unissued shares of Stock subject thereto (whether or not cash or other consideration is paid in respect of such Award) shall again be available for the purposes of the Plan. Any shares of Stock which are used as full or partial payment to the Company upon exercise of an Award shall be available for purposes of the Plan.

                                   SECTION 6

                                    OPTIONS

  6.1. The grant of an "Option" under this Section 6 entitles the Participant to purchase shares of Stock at a price fixed at the time the Option is granted, or at a price determined under a method established at the time the Option is granted, subject to the terms of this Section 6. Options granted under this Section 6 may be either Incentive Stock Options or Non-Qualified Stock Options, and subject to Subsection 6.6 and Sections 15 and 20, shall not be exercisable for at least six months from the date of grant, as determined in the discretion of the Committee. An "Incentive Stock Option" is an Option that is intended to satisfy the requirements applicable to an "incentive stock option" described in Section 422(b) of the Code. A "Non-Qualified Option" is an Option that is not intended to be an "incentive stock option" as that term is described in Section 422(b) of the Code.

  6.2. The Committee shall designate the Employees to whom Options are to be granted under this Section 6 and shall determine the number of shares of Stock to be subject to each such Option. To the extent that the aggregate Fair Market Value of Stock with respect to which Incentive Stock Options are exercisable for the first time by any individual during any calendar year (under all plans of the Company and all Related Companies) exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options, but only to the extent required by Section 422 of the Code.

  6.3. The determination and payment of the purchase price of a share of Stock under each Option granted under this Section shall be subject to the following terms of this Subsection 6.3:

  (a) The purchase price shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option is granted; provided, however, that in no event shall the price per share be less than the Fair Market Value per share on the date of the grant except as otherwise permitted by Section 21 of the Plan;

  (b) The full purchase price of each share of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise and, as soon as practicable thereafter, a certificate representing the shares so purchased shall be delivered to the person entitled thereto; and

  (c) The purchase price shall be paid either in cash, in shares of Stock (valued at Fair Market Value as of the day of exercise), through a combination of cash and Stock (so valued) or through such cashless exercise arrangement as may be approved by the Committee and established by the Company, provided that any shares of Stock used for payment shall have been owned by the Participant for at least six (6) months.

  6.4. Except as otherwise expressly provided in the Plan, an Option granted under this Section 6 shall be exercisable in accordance with the following terms of this Subsection 6.4.

  (a) The terms and conditions relating to exercise of an Option shall be established by the Committee, and may include, without limitation, conditions relating to completion of a specified period of service, achievement of performance standards prior to exercise of the Option, or achievement of Stock ownership objectives by the Participant. No Option may be exercised by a Participant after the expiration date applicable to that Option.

  (b) The exercise of an Option will result in the surrender of the corresponding rights under a tandem Stock Appreciation Right, if any.

  6.5. The exercise period of any Option shall be determined by the Committee but the term of any Option shall not extend more than ten years after the date of grant.

                                   SECTION 7

                           STOCK APPRECIATION RIGHTS

  7.1. Subject to the terms of this Section 7, a Stock Appreciation Right granted under the Plan entitles the Participant to receive, in cash or Stock (as determined in accordance with Subsection 7.4), value equal to all or a portion of the excess of: (a) the Fair Market Value of a specified number of shares of Stock at the time of exercise; over (b) a specified price which shall not be less than 100% of the Fair Market Value of the Stock at the time the Stock Appreciation Right is granted, or, if granted in tandem with an Option, the exercise price with respect to shares under the tandem Option.

  7.2. Subject to the provisions of the Plan, the Committee shall designate the Employees to whom Stock Appreciation Rights are to be granted under the Plan, shall determine the exercise price or a method by which the price shall be established with respect to each such Stock Appreciation Right, and shall determine the number of shares of Stock on which each Stock Appreciation Right is based. A Stock Appreciation Right may be granted in connection with all or any portion of a previously or contemporaneously granted Option or not in connection with an Option. If a Stock Appreciation Right is granted in connection with an Option then, in the discretion of the Committee, the Stock Appreciation Right may, but need not, be granted in tandem with the Option.

  7.3. The exercise of Stock Appreciation Rights shall be subject to the following:

  (a) If a Stock Appreciation Right is not in tandem with an Option, then the Stock Appreciation Right shall be exercisable in accordance with the terms established by the Committee in connection with such rights but, subject to Sections 15 and 20, shall not be exercisable for six months from the date of grant and the term of any Stock Appreciation Right shall not extend more than ten years from the date of grant; and may include, without limitation, conditions relating to completion of a specified period of service, achievement of performance standards prior to exercise of the Stock Appreciation Rights, or achievement of objectives relating to Stock ownership by the Participant; and

  (b) If a Stock Appreciation Right is in tandem with an Option, then the Stock Appreciation Right shall be exercisable only at the time the tandem Option is exercisable and the exercise of the Stock Appreciation Right will result in the surrender of the corresponding rights under the tandem Option.

  7.4. Upon the exercise of a Stock Appreciation Right, the value to be distributed to the Participant, in accordance with Subsection 7.1, shall be distributed in shares of Stock (valued at their Fair Market Value at the time of exercise), in cash, or in a combination of Stock or cash, in the discretion of the Committee.

                                   SECTION 8

                               RESTRICTED STOCK

  8.1. Subject to the terms of this Section 8, Restricted Stock Awards under the Plan are grants of Stock to Participants, the vesting of which is subject to certain conditions established by the Committee, with some or all of those conditions relating to events (such as continued employment or satisfaction of performance criteria) occurring after the date of the grant of the Award, provided, however, that to the extent that vesting of a Restricted Stock Award is contingent on continued employment, the required employment period shall generally (unless otherwise determined by the Committee) not be less than one year following the grant of the Award unless such grant is in substitution for an Award under this Plan or a predecessor plan of the Company or a Related Company. To the extent, if any, required by the General Corporation Law of the State of Delaware, a Participant's receipt of an Award of newly issued shares of Restricted Stock shall be made subject to payment by the Participant of an amount equal to the aggregate par value of such newly issued shares of Stock.

  8.2. The Committee shall designate the Employees to whom Restricted Stock is to be granted, and the number of shares of Stock that are subject to each such Award. The Award of shares under this Section 8 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

  8.3. Shares of Restricted Stock granted to Participants under the Plan shall be subject to the following terms and conditions:

  (a) Restricted Stock granted to Participants may not be sold, assigned, transferred, pledged or otherwise encumbered during the Restricted Period;

  (b) The Participant as owner of such shares shall have all the rights of a stockholder, including but not limited to the right to vote such shares and, except as otherwise provided by the Committee or as otherwise provided by the Plan, the right to receive all dividends and other distributions paid on such shares;

  (c) Each certificate issued in respect of shares of Restricted Stock granted under the Plan shall be registered in the name of the Participant but, at the discretion of the Committee, each such certificate may be deposited with the Company with a stock power endorsed in blank or in a bank designated by the Committee;

  (d) The Committee may award Restricted Stock as Performance-Based Compensation, which shall be Restricted Stock that will be earned (or for which earning is accelerated) upon the achievement of Performance Goals established by the Committee and the Committee may specify the number of shares that will be earned upon achievement of different levels of performance; except as otherwise provided by the Committee, achievement of maximum targets during the Performance Period shall result in the Participant's earning of the full amount of Restricted Stock comprising such Performance-Based Compensation and, in the discretion of the Committee, achievement of the minimum target but less than the maximum target, the Committee may result in the Participant's earning of a portion of the Award; and

  (e) Except as otherwise provided by the Committee, any Restricted Stock which is not earned by the end of a Restricted Period or Performance Period, as the case may be, shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Restricted Period or Performance Period, as the case may be, the Committee may determine, in its sole discretion, that the Participant will be entitled to settlement of all or any portion of the Restricted Stock as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Restricted Stock or make such other adjustments as the Committee, in its sole discretion, deems desirable. Subject to the limitations of the Plan and the Award of Restricted Stock, upon the vesting of Restricted Stock, such Restricted Stock will be transferred free of all restrictions to the Participant (or his or her legal representative, beneficiary or heir).

                                   SECTION 9

                            RESTRICTED STOCK UNITS

  9.1. Subject to the terms of this Section 9, a Restricted Stock Unit entitles a Participant to receive shares for the units at the end of a Restricted Period to the extent provided by the Award with the vesting of such units to be contingent upon such conditions as may be established by the Committee (such as continued employment or satisfaction of performance criteria) occurring after the date of grant of the Award, provided, however, that to the extent that the vesting of a Restricted Stock Unit is contingent on continued employment, the required employment period shall generally not be less than one year following the date of grant of the Award unless such grant is in substitution for an Award under this Plan or a predecessor plan of the Company or a Related Company. The Award of Restricted Stock Units under this
Section 9 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

  9.2. The Committee shall designate the Employees to whom Restricted Stock Units shall be granted and the number of units that are subject to each such Award. During any period in which Restricted Stock Units are outstanding and have not been settled in Stock, the Participant shall not have the rights of a stockholder, but, in the discretion of the Committee, may be granted the right to receive a payment from the Company in lieu of a dividend in an amount equal to any cash dividends that might be paid during the Restricted Period.

  9.3. Except as otherwise provided by the Committee, any Restricted Stock Unit which is not earned by the end of a Restricted Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Restricted Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all, any portion, or none of the Restricted Stock Units as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Restricted Stock Units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

                                  SECTION 10

                               PERFORMANCE STOCK

  10.1. Subject to the terms of this Section 10, an Award of Performance Stock provides for the distribution of Stock to a Participant upon the achievement of performance objectives, which may include Performance Goals, established by the Committee.

  10.2. The Committee shall designate the Employees to whom Awards of Performance Stock are to be granted, and the number of shares of Stock that are subject to each such Award. The Award of shares of Performance Stock under this Section 10 may, but need not, be made in conjunction with a cash-based incentive compensation program maintained by the Company, and may, but need not, be in lieu of cash otherwise awardable under such program.

  10.3. Except as otherwise provided by the Committee, any Award of Performance Stock which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all, any portion, or none of the Performance Stock as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Performance Stock or make such other adjustments as the Committee, in its sole discretion, deems desirable.

                                  SECTION 11

                               PERFORMANCE UNITS

  11.1. Subject to the terms of this Section 11, the Award of Performance Units under the Plan entitles the Participant to receive value for the units at the end of a Performance Period to the extent provided under the Award. The number of Performance Units earned, and value received from them, will be contingent on the degree to which the performance measures established at the time of grant of the Award are met.

  11.2. The Committee shall designate the Employees to whom Performance Units are to be granted, and the number of Performance Units to be subject to each such Award.

  11.3. For each Participant, the Committee will determine the value of Performance Units, which may be stated either in cash or in units representing shares of Stock; the performance measures used for determining whether the Performance Units are earned; the Performance Period during which the performance measures will apply; the relationship between the level of achievement of the performance measures and the degree to which Performance Units are earned; whether, during or after the Performance Period, any revision to the performance measures or Performance Period should be made to reflect significant events or changes that occur during the Performance Period; and the number of earned Performance Units that will be settled in cash and/or shares of Stock.

  11.4. Settlement of Performance Units shall be subject to the following:

  (a) The Committee will compare the actual performance to the performance measures established for the Performance Period and determine the number of Performance Units as to which settlement is to be made;

  (b) Settlement of Performance Units earned shall be wholly in cash, wholly in Stock or in a combination of the two, to be distributed in a lump sum or installments, as determined by the Committee; and

  (c) Shares of Stock distributed in settlement of Performance Units shall be subject to such vesting requirements and other conditions, if any, as the Committee shall determine, including, without limitation, restrictions of the type that may be imposed with respect to Restricted Stock under Section 8.

  11.5. Except as otherwise provided by the Committee, any Award of Performance Units which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all, any portion, or none of the Performance Units as to which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of such Performance Units or make such other adjustments as the Committee, in its sole discretion, deems desirable.

                                  SECTION 12

                            STOCK PURCHASE PROGRAM

  12.1. The Committee may, from time to time, establish one or more programs under which Employees will be permitted to purchase shares of Stock under the Plan, and shall designate the Employees eligible to participate under such Stock purchase programs. The purchase price for shares of Stock available under such programs, and other terms and conditions of such programs, shall be established by the Committee. The purchase price may not be less than 75% of the Fair Market Value of the Stock at the time of purchase (or, in the Committee's discretion, the average Stock value over a period determined by the Committee), and further provided that if newly issued shares of Stock are sold, the purchase price may not be less than the aggregate par value of such newly issued shares of Stock.

  12.2. The Committee may impose such restrictions with respect to shares purchased under this Section 12, as the Committee, in its sole discretion, determines to be appropriate. Such restrictions may include, without limitation, restrictions of the type that may be imposed with respect to Restricted Stock under Section 8.

                                  SECTION 13

                                 MERIT AWARDS

  13.1. The Committee may from time to time make an Award of Stock under the Plan to selected Employees for such reasons and in such amounts as the Committee, in its sole discretion, may determine. The consideration to be paid by an Employee for any such Merit Award, if any, shall be fixed by the Committee from time to time, but, if required by the General Corporation Law of the State of Delaware, it shall not be less than the aggregate par value of the shares of Stock awarded to him or her.

                                  SECTION 14

                             PHANTOM STOCK AWARDS

  14.1. The Committee may make Phantom Stock Awards to selected Employees which may be based solely on the value of the underlying shares of Stock, solely on any earnings or appreciation thereon, or both. Subject to the provisions of the Plan, the Committee shall have the sole and complete authority to determine the number of hypothetical or target shares as to which each such Phantom Stock Award is subject and to determine the terms and conditions of each such Phantom Stock Award. There may be more than one Phantom Stock Award in existence at any one time with respect to a selected Employee, and the terms and conditions of each such Phantom Stock Award may differ from each other.

  14.2. The Committee shall establish vesting or performance measures for each Phantom Stock Award on the basis of such criteria and to accomplish such objectives as the Committee may from time to time, in its sole discretion, determine. Such measures may be based on years of service or periods of employment, or the achievement of individual or corporate performance objectives, but shall, in each instance, be based upon one or more of the business criteria as determined pursuant to Section 4.7. The vesting and performance measures determined by the Committee shall be established at the time a Phantom Stock Award is made. Phantom Stock Awards may not be sold, assigned, transferred, pledged, or otherwise encumbered, except as provided in
Section 17, during the Performance Period.

  14.3. The Committee shall determine, in its sole discretion, the manner of payment, which may include cash or shares of Stock in such proportions as the Committee shall determine.

  14.4. Except as otherwise provided by the Committee, any Award of Phantom Stock which is not earned by the end of the Performance Period shall be forfeited. If a Participant's Date of Termination occurs prior to the end of a Performance Period, the Committee, in its sole discretion, may determine that the Participant will be entitled to settlement of all or a portion of the Phantom Stock for which he or she would otherwise be eligible, and may accelerate the determination of the value and settlement of Phantom Stock or make such other adjustment as the Committee, in its sole discretion, deems desirable.

                                  SECTION 15

                           TERMINATION OF EMPLOYMENT

  15.1. If a Participant's employment is terminated by the Participant's Employer for Cause or if the Participant's employment is terminated by the Participant without the written consent and approval of the Participant's Employer, all of the Participant's unvested Awards, including any unexercised Options, shall be forfeited.

  15.2. If a Participant's Date of Termination occurs by reason of death, Disability or Retirement, all Options and Stock Appreciation Rights outstanding immediately prior to the Participant's Date of Termination shall immediately become exercisable and shall be exercisable until one year from the Participant's Date of Termination and thereafter shall be forfeited if not exercised, and all restrictions on any Awards outstanding immediately prior to the Participant's Date of Termination shall immediately lapse. Options and Stock Appreciation Rights which are or become exercisable at the time of a Participant's death may be exercised by the Participant's designated beneficiary or, in the absence of such designation, by the person to whom the Participant's rights will pass by will or the laws of descent and distribution.

  15.3. If a Participant's Date of Termination occurs by reason of Participant's employment being terminated by the Participant's Employer for any reason other than Cause, or by the Participant with the written consent and approval of the Participant's Employer, the Restricted Period shall lapse on a proportion of any Awards outstanding immediately prior to the Participant's Date of Termination (except that, to the extent that an Award of Restricted Stock, Restricted Stock Units, Performance Units, Performance Stock and Phantom Stock is subject to a Performance Period), such proportion of the Award shall remain subject to the same terms and conditions for vesting as were in effect prior to the Date of Termination and shall be determined at the end of the Performance Period. The proportion of an Award upon which the Restricted Period shall lapse shall be a fraction, the denominator of which is the total number of months of any Restricted Period applicable to an Award and the numerator of which is the number of months of such Restricted Period which elapsed prior to the Date of Termination.

  15.4. Options and Stock Appreciation Rights which are or become exercisable by reason of the Participant's employment being terminated by the Participant's Employer for reasons other than Cause or by the Participant with the consent and approval of the Participant's Employer, shall be exercisable until 60 days from the Participant's Termination Date and shall thereafter be forfeited if not exercised.

  15.5. Except to the extent the Company shall otherwise determine, if, as a result of a sale or other transaction (other than a Change in Control), a Participant's Employer ceases to be a Related Company (and the Participant's Employer is or becomes an entity that is separate from the Company), the occurrence of such transaction shall be treated as the Participant's Date of Termination caused by the Participant's employment being terminated by the Participant's Employer for a reason other than Cause.

  15.6. Notwithstanding the foregoing provisions of this Section 15, the Committee may, with respect to any Awards of a Participant (or portion thereof) that are outstanding immediately prior to the Participant's Date of Termination, determine that a Participant's Date of Termination will not result in forfeiture or other termination of the Award, or may extend the period during which any Options or Stock Appreciation Rights may be exercised, but shall not extend such period beyond the expiration date set forth in the Award.

                                  SECTION 16

                             ADJUSTMENTS TO SHARES

  16.1. If the Company shall effect a reorganization, merger, or consolidation, or similar event or effect any subdivision or consolidation of shares of Stock or other capital readjustment, payment of stock dividend, stock split, spin-off, combination of shares or recapitalization or other increase or reduction of the number of shares of Stock outstanding without receiving compensation therefor in money, services or property, then the Committee shall appropriately adjust (i) the number of shares of Stock available under the Plan, (ii) the number of shares of Stock available under any individual or other limitations under the Plan, (iii) the number of shares of Stock subject to outstanding Awards and (iv) the per-share price under any outstanding Award to the extent that the Participant is required to pay a purchase price per share with respect to the Award.

  16.2. If the Committee determines that an adjustment in accordance with the provisions of Subsection 16.1 would not be fully consistent with the purposes of the Plan or the purposes of the outstanding Awards under the Plan, the Committee may make such other adjustments, if any, that the Committee reasonably determines are consistent with the purposes of the Plan and/or the affected Awards.

  16.3. To the extent that any reorganization, merger, consolidation, or similar event or any subdivision or consolidation of shares of Stock or other capital readjustment, payment of stock dividend, stock split, spin-off, combination of shares or recapitalization or other increase or reduction of the number of shares of Stock hereunder is also accompanied by or related to a Change in Control, the adjustment hereunder shall be made prior to the acceleration contemplated by Section 20.

                                  SECTION 17

                    TRANSFERABILITY AND DEFERRAL OF AWARDS

  17.1. Awards under the Plan are not transferable except by will or by the laws of descent and distribution. To the extent that a Participant who receives an Award under the Plan has the right to exercise such Award, the Award may be exercised during the lifetime of the Participant only by the Participant. Notwithstanding the foregoing provisions of this Section 17, the Committee may, subject to any restrictions under applicable securities laws, permit Awards under the Plan (other than an Incentive Stock Option) to be transferred by a Participant for no consideration to or for the benefit of the Participant's Immediate Family (including, without limitation, to a trust for the benefit of a Participant's Immediate Family or to a Partnership comprised solely of members of the Participant's Immediate Family), subject to such limits as the Committee may establish, provided the transferee shall remain subject to all of the terms and conditions applicable to such Award prior to such transfer.

  17.2. The Committee may permit a Participant to elect to defer payment under an Award under such terms and conditions as the Committee, in its sole discretion, may determine; provided that any such deferral election must be made prior to the time the Participant has become entitled to payment under the Award.

                                  SECTION 18

                                AWARD AGREEMENT

  18.1. Each Participant granted an Award pursuant to the Plan shall sign an Award Agreement which signifies the offer of the Award by the Company and the acceptance of the Award by the Participant in accordance with the terms of the Award and the provisions of the Plan. Each Award Agreement shall reflect the terms and conditions of the Award. Participation in the Plan shall confer no rights to continued employment with an Employer nor shall it restrict the right of an Employer to terminate a Participant's employment at any time for any reason, not withstanding the fact that the Participant's rights under this Plan may be negatively affected by such action.

                                  SECTION 19

                                TAX WITHHOLDING

  19.1 All Awards and other payments under the Plan are subject to withholding of all applicable taxes, which withholding obligations shall be satisfied (without regard to whether the Participant has transferred an Award under the Plan) by a cash remittance, or with the consent of the Committee, through the surrender of shares of Stock which the Participant owns or to which the Participant is otherwise entitled under the Plan pursuant to an irrevocable election submitted by the Participant to the Company at the office designated for such purpose. The number of shares of Stock needed to be submitted in payment of the taxes shall be determined using the Fair Market Value as of the applicable tax date rounding down to the nearest whole share.

                                  SECTION 20

                               CHANGE IN CONTROL

  20.1. After giving effect to the provisions of Section 16 (relating to the adjustment of shares of Stock), and except as otherwise provided in the Plan or the Agreement reflecting the applicable Award, upon the occurrence of a Change in Control:

  (a) All outstanding Options (regardless of whether in tandem with Stock Appreciation Rights) shall become fully exercisable and may be exercised at any time during the original term of the Option;

  (b) All outstanding Stock Appreciation Rights (regardless of whether in tandem with Options) shall become fully exercisable and may be exercised at any time during the original term of the Option;

  (c) All shares of Stock subject to Awards shall become fully vested and be distributed to the Participant; and

  (d) Performance Units may be paid out in such manner and amounts as may be reasonably determined by the Committee.

                                  SECTION 21

                             MERGERS/ACQUISITIONS

  21.1. In the event of any merger or acquisition involving the Company and/or a Subsidiary of the Company and another entity which results in the Company being the survivor or the surviving direct or indirect parent corporation of the merged or acquired entity, the Committee may grant Awards under the provisions of the Plan in substitution for awards held by employees or former employees of such other entity under any plan of such entity immediately prior to such merger or acquisition upon such terms and conditions as the Committee, in its discretion, shall determine and as otherwise may be required by the Code to ensure such substitution is not treated as the grant of a new Award for tax or accounting purposes.

  21.2. In the event of a merger or acquisition involving the Company in which the Company is not the surviving corporation, the Acquiring Corporation shall either assume the Company's rights and obligations under outstanding Awards or substitute awards under the Acquiring Corporation's plans, or if none, securities for such outstanding Awards. In the event the Acquiring Corporation elects not to assume or substitute for such outstanding Awards, and without limiting Section 20, the Board shall provide that any unexercisable and/or unvested portion of the outstanding Awards shall be immediately exercisable and vested as of a date prior to such merger or consolidation, as the Board so determines. The exercise and/or vesting of any Award that was permissible solely by reason of this Section 21.2 shall be conditioned upon the consummation of the merger or consolidation. Unless otherwise provided in the Plan or the Award, any Awards which are neither assumed by the Acquiring Corporation nor exercised on or prior to the date of the transaction shall terminate effective as of the effective date of the transaction.

                                  SECTION 22

                           TERMINATION AND AMENDMENT

  22.1. The Board may suspend, terminate, modify or amend the Plan, provided that any amendment that would (a) increase the aggregate number of shares of Stock which may be issued under the Plan, (b) would change the method of determining the exercise price of Options, other than to change the method of determining Fair Market Value of Stock as set forth in Section 2.1(o) of the Plan, or (c) materially modify the requirements as to eligibility for participation in the Plan, shall be subject to the approval of the Company's stockholders, except that any such increase or modification that may result from adjustments authorized by Section 16 does not require such approval. No suspension, termination, modification or amendment of the Plan may terminate a Participant's existing Award or materially and adversely affect a Participant's rights under such Award without the Participant's consent.

                                                                     APPENDIX B
SALOMON BROTHERS INC
Seven World Trade Center
New York, New York 10048

212-783-7000

                                               ----------------
                                                SALOMON BROTHERS
                                                ------------------

April 4, 1997

Board of Directors
Ashland Coal, Inc.
2205 Fifth Street Road
Huntington, West Virginia 25701

Members of the Board:

  You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of common stock. $.01 par value ("Common Stock"), of Ashland Coal, Inc. (the "Company") other than Ashland Inc. ("Ashland") and its affiliates of (i) the consideration to be received by holders of Common Stock and (ii) the consideration to be received by holders of the Company's Class B Preferred Stock, $100 par value ("Class B Preferred"), and Class C Preferred Stock, $100 par value ("Class C Preferred" and, collectively with Class B Preferred, "Preferred Stock"), in the proposed combination (the "Proposed Combination") of the Company and Arch Mineral Corporation ("Arch Mineral"). You have advised us that each of the Company and Arch Mineral is majority owned by Ashland. The Proposed Combination is to be effected pursuant to an Agreement and Plan of Merger, dated as of April 4, 1997 (the "Agreement"), by and among Arch Mineral, AMC Merger Corporation and the Company.

  As more specifically set forth in the Agreement, in the Proposed Combination the Company will become a wholly owned subsidiary of Arch Mineral, and (i) each share of Common Stock will be converted into the right to receive one share of common stock, par value $.01 per share, of Arch Mineral ("Arch Mineral Common"), (ii) each share of Class B Preferred will be converted into the right to receive 20,500 shares of Arch Mineral Common, and (iii) each share of Class C Preferred will be converted into the right to received 20,500 shares of Arch Mineral Common. We also understand that, prior to execution and delivery of the Agreement, Arch Mineral will have been recapitalized so that each previously outstanding share of its Common Stock will have been converted into 338.0857 shares of Common Stock.

  As you are aware, Salomon Brothers Inc has acted as financial advisor to the Special Committee of the Company in connection with the Proposed Combination and will receive a fee for our services. Additionally, Salomon Brothers Inc is currently and has previously acted as agent for Ashland's medium term note program for which we have received compensation. In addition, in the ordinary course of our business, we actively trade the debt and equity securities of Ashland for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  In connection with rendering our opinion, we have reviewed and analyzed, among other things, the following: (i) the Agreement dated as of April 4,
1997, including the Annexes thereto, (ii) certain information, analyses and forecasts prepared by John T. Boyd Company ("Boyd") and Price Waterhouse LLP ("Price Waterhouse"), both of which were retained by the Special Committees of the Company and Arch Mineral to provide advice with respect to the relative valuations of the assets of the two companies; (iii) certain publicly
-------------------------------------------------------------------------------
                  SALOMON BROTHERS INC & WORLDWIDE AFFILIATES
-------------------------------------------------------------------------------
Atlanta . Bangkok . Beijing . Boston . Chicago . Frankfurt . Hong Kong .
London . Los Angeles . Madrid . Melbourne . Mexico . Milan . Moscow . New Delhi
 . New York . Osaka . Paris . San Franciso . Seoul . Singapore . Sydney . Taipei . Tokyo . Toronto . Zug . Zurich

SALOMON BROTHERS INC

Ashland Coal, Inc.
April 4, 1997
Page 2

                                               ----------------
                                                SALOMON BROTHERS
                                                ------------------


available business and financial information concerning the Company, (iv) certain internal information, primarily financial in nature, including projections, concerning the business and operations of each of the Company and Arch Mineral, furnished to us by Boyd, Price Waterhouse, the Company and Arch Mineral for purposes of our analysis; (v) certain publicly available information concerning the trading of, and the trading market for, the Common Stock; (vi) certain publicly available information with respect to certain other companies that we believe to be comparable to the Company and Arch Mineral and the trading markets for certain of such other companies' securities; and (vii) certain publicly available information concerning the nature and terms of certain other transactions that we consider relevant to our inquiry. We have also conducted discussions with certain representatives of the Company, Arch Mineral, Boyd and Price Waterhouse to discuss the foregoing, including the past and current business operations, financial condition and prospects of the Company and Arch Mineral as well as other matters we believe relevant to our inquiry. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

  In our review and analysis and in arriving at our opinion, we have assumed that the financial and other information provided us or that was publicly available was accurate and complete and have neither attempted independently to verify nor assumed responsibility for verifying any of such information. We have not conducted a physical inspection of any of the properties or facilities of the Company or Arch Mineral, nor have we made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of such properties or facilities. In addition, you have not requested us to, and accordingly we have not, solicited the interest of third parties to effect a transaction involving the Company. With respect to projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Boyd and the management of the Company and Arch Mineral as to the future financial performance of such companies, and we express no view with respect to such projections or the assumptions on which they were based.

  In conducting our analysis and in arriving at our opinion as expressed herein, we have considered such financial and other factors as we have deemed appropriate under the circumstances including, among others, the following:
(i) the historical and current financial position and results of operations of each of the Company and Arch Mineral; (ii) the business prospects of each of the Company and Arch Mineral; (iii) the historical and current market for the Common Stock and for the equity securities of certain other companies that we believe to be comparable to the Company and Arch Mineral; (iv) the terms of the Preferred Stock; and (v) the nature and terms of certain other acquisition transactions that we believe to be relevant. We have also taken into account our assessment of general economic, market and financial conditions as well as our experience in connection with similar transactions and securities valuation generally. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon circumstances or events occurring after the date hereof. Our opinion is, in any event, limited to the fairness, from a financial point of view, of the consideration to be received by the holders of Common Stock and holders of preferred stock of the Company in the Proposed Combination and does not address the Company's underlying business decision to effect the Proposed Combination or constitute a recommendation to any holder of Common Stock as to how such holder should vote with respect to the Proposed Combination.

SALOMON BROTHERS INC

Ashland Coal, Inc.
April 4, 1997
Page 3

                                               ----------------
                                                SALOMON BROTHERS
                                                ------------------

  Based upon and subject to the foregoing, we are of the opinion as investment bankers that each of (i) the consideration to be received by holders of Common Stock in the Proposed Combination and (ii) the consideration to be received by holders of Preferred Stock in the Proposed Combination is fair, from a financial point of view, to the holders of Common Stock other than Ashland.

Very truly yours,

LOGO

SALOMON BROTHERS INC

                                                                     APPENDIX C

              SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

262 APPRAISAL RIGHTS.

  (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S)251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to
  (S)(S)251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S)253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S)228 or
  (S)253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal of their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determine their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                                                                     APPENDIX D

                            FORM OFVOTING AGREEMENT

  THIS VOTING AGREEMENT, dated as of April   , 1997, by and between Arch
Mineral Corporation, a Delaware corporation ("AMC"), and the stockholder identified on the signature page hereof (the "Stockholder");

                                  WITNESSETH:

  WHEREAS, the Stockholder, as of the date hereof, is the owner of or has the sole right to vote the number of shares of Common Stock, par value $.01 per share ("Common Stock"), Class B Preferred Stock, par value $100 per share ("Class B Preferred Stock") and/or Class C Preferred Stock, par value $100 per share ("Class C Preferred Stock" and, together with Common Stock and Class B Preferred Stock, "Capital Stock") of Ashland Coal, Inc., a Delaware corporation (the "Company"), set forth below the name of the Stockholder on the signature page hereof (the "Shares"); and

  WHEREAS, in reliance upon the execution and delivery of this Agreement, AMC will enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with the Company and AMC Merger Corporation which provides, among other things, that upon the terms and subject to the conditions thereof the Company will become a wholly owned subsidiary of AMC (the "Merger"); and

  WHEREAS, to induce AMC to enter into the Merger Agreement and to incur the obligations set forth therein, the Stockholder is entering into this Agreement pursuant to which the Stockholder agrees to vote in favor of the Merger, and to make certain agreements with respect to the Shares upon the terms and conditions set forth herein;

  NOW THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

  Section 1. Voting of Shares; Proxy. (a) The Stockholder agrees that until the earlier of (i) the Effective Time (as defined in the Merger Agreement) or
(ii) the date on which the Merger Agreement is terminated (the earliest thereof being hereinafter referred to as the "Expiration Date"), the Stockholder shall vote all Shares owned by the Stockholder at any meeting of the Company's stockholders (whether annual or special and whether or not an adjourned meeting) for adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger as such Merger Agreement may be modified or amended from time to time. Any such vote shall be cast in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

  (b) At the request of AMC, the Stockholder, in furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance by the Stockholder of its duties under this Agreement, shall promptly execute, in accordance with the provisions of Section 212(e) of the Delaware General Corporation Law, and deliver to AMC, an irrevocable proxy, substantially in the form of Annex A hereto, and irrevocably appoint AMC or its designees, with full power of substitution, its attorney and proxy to vote all of the Shares owned by the Stockholder in respect of any of the matters set forth in, and in accordance with the provisions of Section 1(a). The Stockholder acknowledges that the proxy executed and delivered by it shall be coupled with an interest, shall constitute, among other things, an inducement for AMC to enter into the Merger Agreement, shall be irrevocable and shall not be terminated by operation of law or upon the occurrence of any event.

  Section 2. Covenants of the Stockholder. The Stockholder covenants and agrees for the benefit of AMC that, until the Expiration Date, it will:

    (a) not sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or other than as expressly contemplated by the Merger Agreement, enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of the Shares owned by it or any interest therein; and

    (b) other than as expressly contemplated by this Agreement, not grant any powers of attorney or proxies or consents in respect of any of the Shares owned by it, deposit any of the Shares owned by it into a voting trust, enter into a voting agreement with respect to any of the Shares owned by it or otherwise restrict the ability of the holder of any of the Shares owned by it freely to exercise all voting rights with respect thereto.

  Section 3. Covenants of AMC. AMC covenants and agrees for the benefit of the Stockholder that (a) immediately upon execution of this Agreement, it shall enter into the Merger Agreement, and (b) until the Expiration Date, it shall use best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, consistent with the terms and conditions of each such Agreement; provided, however, that nothing in this Section 3, Section 12 or any other provision of this Agreement is intended, nor shall it be construed, to limit or in any way restrict AMC's right or ability to exercise any of its rights under the Merger Agreement.

  Section 4. Representations and Warranties of the Stockholder. The Stockholder represents and warrants to AMC that: (a) the execution, delivery and performance by the Stockholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which the Stockholder is bound; (b) this Agreement has been duly executed and delivered by the Stockholder and constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms; (c) the Stockholder is the sole owner of or has the sole right to vote the Shares and the Shares represent all shares of Capital Stock which the Stockholder is the sole owner of or has the sole right to vote at the date hereof, and the Stockholder does not have any right to acquire, nor is it the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, any other shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of the Company; (d) the Stockholder has full right, power and authority to execute and deliver this Agreement and to perform its obligations hereunder; and (e) the Stockholder owns the Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, proxies, voting trusts and voting agreements of any nature whatsoever other than as provided by this Agreement and other than the Restated Shareholders Agreement among Ashland Inc., Carboex International, Ltd. and the Company dated December 12, 1991, as amended August 6, 1993. The representations and warranties contained herein shall be made as of the date hereof and as of each day from the date hereof through and including the Effective Time (as defined in the Merger Agreement).

  Section 5. Adjustments; Additional Shares. In the event (a) of any stock dividend, stock split, merger (other than the Merger) recapitalization, reclassification, conversion, combination, exchange of shares or the like of any of the Capital Stock of the Company on, of or affecting the Shares or (b) that the Stockholder shall become the beneficial owner of any additional shares of Capital Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, then the terms of this Agreement shall apply to the shares of Capital Stock or other instruments or documents held by the Stockholder immediately following the effectiveness of the events described in clause (a) or the Stockholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shares hereunder.

  Section 6. Specific Performance. The Stockholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, AMC would not enter into the Merger Agreement, and acknowledges that damages would be an inadequate remedy for any breach by it of the provisions of this Agreement. Accordingly, the Stockholder and AMC each agree that the obligations of the parties hereunder shall be specifically enforceable and neither party shall take any action to impede the other from seeking to enforce such right of specific performance.

  Section 7. Notices. All notices, requests, claims, demands and other communications hereunder shall be effective upon receipt (or refusal of receipt), shall be in writing and shall be delivered in person, by telecopy or telefacsimile, by telegram, by next-day courier service, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the Stockholder at the address listed on the signature page hereof, and to AMC at

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

Suite 300, CityPlace One, St. Louis, Missouri 63141, Attention: Secretary, telecopy number (314) 994-2734, or to such other address or telecopy number as any party may have furnished to the other in writing in accordance herewith.

  Section 8. Binding Effect; Survival. Upon execution and delivery of this Agreement by AMC, this Agreement shall become effective as to the Stockholder at the time the Stockholder executes and delivers this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

  Section 9. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within such State.

  Section 10. Counterparts. This Agreement may be executed in two counterparts, both of which shall be an original and both of which together shall constitute one and the same agreement.

  Section 11. Effect of Headings. The Section headings herein are for convenience of reference only and shall not affect the construction hereof.

  Section 12. Additional Agreements; Further Assurance. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. The Stockholder will provide AMC with all documents which may reasonably be requested by AMC and will take reasonable steps to enable AMC to obtain fully all rights and benefits provided it hereunder.

  Section 13. Amendment; Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by AMC and the Stockholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.

  IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

                                          ARCH MINERAL CORPORATION

                                          By ____________________________

                                          Name: _________________________

                                          Title: ________________________

_______________________________
Name of Stockholder

By: ___________________________

Address: ______________________

         ______________________

         ______________________

Number of Shares:

   ________________________ (Common Stock)

   ________________________ (Class B Preferred Stock)

   ________________________ (Class C Preferred Stock)

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

                                                                        ANNEX A

                                [FORM OF PROXY]

                               IRREVOCABLE PROXY

  In order to secure the performance of the duties of the undersigned pursuant
to the Voting Agreement, dated as of         , 1997 (the "Voting Agreement"),
between the undersigned and Arch Mineral Corporation, a Delaware corporation, a copy of such agreement being attached hereto and incorporated by reference
herein, the undersigned hereby irrevocably appoints          and         , and
each of them, the attorneys, agents and proxies, with full power of substitution in each of them, for the undersigned and in the name, place and stead of the undersigned, in respect of any of the matters set forth in clauses (i) and (ii) of Section 1 of the Voting Agreement, to vote or, if applicable, to give written consent, in accordance with the provisions of said
Section 1 and otherwise act (consistent with the terms of the Voting Agreement) with respect to all shares of Common Stock, par value $.01 per share, Class B Preferred Stock, par value $100 per share, and Class C Preferred Stock, par value $100 per share (the "Shares"), of Ashland Coal, Inc., a Delaware corporation (the "Company"), whether now owned or hereafter acquired, which the undersigned is or may be entitled to vote at any meeting of the Company held after the date hereof, whether annual or special and whether or not an adjourned meeting, or, if applicable, to give written consent with respect thereto. This Proxy is coupled with an interest, shall be irrevocable and binding on any successor in interest of the undersigned and shall not be terminated by operation of law or upon the occurrence of any event. This Proxy shall operate to revoke any prior proxy as to the Shares
heretofore granted by the undersigned. This Proxy shall terminate on         ,
1997. This Proxy has been executed in accordance with Section 212(e) of the Delaware General Corporation Law.

Dated: ________________________           _______________________________


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